FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 17, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's report filed with the Israeli Securities Authority, on March 17, 2021, in connection with the Registrant's Periodic Report and Financial Results for the year of 2020

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM ISRAEL LTD.

PERIODIC REPORT FOR 2020

Table of Contents

Chapter A          Description of the Company’s Business

Chapter B          Board of Directors’ Report on the Company’s State of Affairs

Chapter C          Financial Statements as of December 31, 2020

Chapter D          Additional Details of the Corporation

Chapter E          Executive Statements Under Regulation 9(b) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Chapter A – Description of the Company’s Business

Table of Contents

SUBJECT	SECTION	PAGE
Part One: Description of the General Development of the Company’s Business
The Group’s Activity and Description of the Development of its Business	1	1
Areas of activity	2	3
Investments in the Company’s equity and transactions in its shares	3	4
Distribution of dividends	4	5
Part Two: Other Information
Financial information regarding the Company’s areas of activity	5	6
General environment and the effect of external factors on the Group’s activity	6	8
Part Three: Description of the Group’s Business According to Area of Activity
Mobile communications	7	10
Structure of the area of activity and changes to the scope of activity in the area	7.1	10
Products and services	7.2	14
Breakdown of revenues of the products and services	7.3	17
Fixed-line communications	8	17
Structure of the area of activity, changes in the scope of activity, developments in the markets of the area, and changes in the characteristics of its customers	8.1	17
Products and services	8.2	23
Breakdown of the revenue of the products and services	8.3	26
Part Four: Matters Pertaining to the Group’s Activity as a Whole
Customers	9	27
Marketing and distribution	10	27
Competition	11	31
Fixed property, land, and facilities	12	40
Intangible Assets	13	47
Human capital	14	52
Vendors	15	57
Working capital	16	61
Investments	17	63
Financing	18	66
Taxation	19	70
Environmental risks and management thereof	20	70
Limitations and control on the Group’s activity	21	74
Material agreements	22	96
Cooperation agreements	23	97
Legal proceedings	24	100
Goals, business strategy and anticipated development in the forthcoming year	25	105
Discussion of risk factors	26	106
Definitions	27	119

Part One: Description of the General Development of the Company’s Business

1.	The Group’s Activity and Description of the Development of its Business

1.1.	General

Cellcom is an Israeli telecommunications group that provides a wide range of telecommunication services in Israel in two areas, mobile communication and fixed-line communication. The Group is Israel’s largest provider of cellular services and is the second largest communications group in Israel in terms of revenue, with a significant presence both in the private and business sectors.

In its twenty-five years of operations Cellcom led significant revolutions in the Israeli communications market, starting from breaking Bezeq’s monopoly in the cellular market, through establishing a business transmission network, and presenting a world class innovative solution for internet-based television (OTT) while breaking the Hot-Bezeq duopoly in this field. Cellcom continued to develop and grow through mergers in the communications market, the main such mergers include: The acquisition of the fixed-line operations of 013 Netvision Ltd. and its merger with the cellular activity into a communications group, an investment together with IIF – Israel Infrastructure Fund in IBC, while reducing dependency on the fixed-line infrastructure providers, acquiring Golan in 2020 and strengthening the Group’s standing as the country’s largest cellular provider, and the entry of Hot as a partner in IBC as a lever for expanding and developing the fiber-optic infrastructure.

On January 19, 2021, after the report period, the Company announced the delisting of the Company’ shares from the New York Stock Exchange, starting from February 9, 2021. From that date, the Company transitioned to a reporting format under the provisions of Chapter F to the Securities Law 1968, which apply to corporations reporting in Israel, while up to that point the Company had been filing reports in Israel under the provisions of Chapter E3 of the law, which apply to dual listed companies. Nevertheless, the Company’s shares continue to be registered according to the US securities provisions, and therefore the Company shall continue submitting reports to the United States Securities and Exchange Commission, under the provisions of the US securities laws, as long as its shares are registered in the US as foregoing. For additional details, see the Company’s current report on Form 6-K dated February 9, 2021.

1.2.	The structure of the Group’s material holdings

Below is a chart depicting the structure of the Group’s material holdings as of the Report date:

(1)
Dynamica operates a chain of physical stores and a website for selling cellular handsets, and a wide variety of electronic products and appliances. Dynamica also provides warranty and repair services for cellular equipment and it markets the Group’s telecommunications services.

(2)	Golan provides cellular services through a MVNO license, as well as an international operators service through a fully owned subsidiary.

(3)	The chart does not include the Group’s holdings in IBC and the IBC partnership. For details about the Group’s holdings in IBC, see Section 17.1 below.

(4)	The chart does not include the Group’s holdings in C.M.G. Network Limited Partnership - the joint corporation through which Cellcom shares the radio network with Xfone.

1.3.	Structural changes, mergers and material acquisitions

1.3.1.          Investment transaction in IBC

In 2019, the Group completed an investment transaction in IBC. In addition, the Group purchased an indefeasible right to use IBC’s existing and future fiber-optic infrastructure and sold its independent fiber-optic infrastructure in residential areas to IBC. For additional details regarding the investment transaction and the transaction for sale of the fiber-optic infrastructure to IBC, see Section 17.1 below.

1.3.2.          Golan acquisition transaction

On August 26, 2020, the transaction for Cellcom’s acquisition of all of Golan’s issued share capital was completed, in consideration for approximately NIS 613 million. For additional details see Note 4 to the Financial Statements.

1.3.3.          Hot transaction

In September 2020, the Group and IIF – Israel Infrastructure Fund executed an investment agreement with the Hot group, whereby Hot would become an equal partner in the IBC partnership, which is held in equal parts by the Company and IIF – Israel Infrastructure Fund, with the purpose of significantly increasing coverage of IBC’s fiber-optic infrastructure. In addition, Hot executed an agreement whereby Hot shall acquire the right to use IBC’s existing and future fiber-optic infrastructure, and IBC undertook to continue purchasing certain services from Hot and the Group. On February 11, 2021, the transaction was completed, after obtaining the required regulatory approvals. For additional details see Section 17.2 below.

2.	Areas of activity

As of the Report date, the Group is engaged in two areas of activity, as follows:

2.1.	Mobile communications

In the framework of mobile communications, the Group provides cellular communication services in Israel and related services to its customers, as well as hosting services to other local operators under licenses granted by the Israeli Ministry of Communications, on an independent nationwide cellular network (including through network sharing). Similarly, the Group provides its customers with overseas roaming services and cellular communication services to customers of foreign operators that visit Israel. As of the date of the Financial Statements, the Group provided cellular services to approximately 3.2 million subscribers,1 on a number of countrywide networks,2 which include calls, sending and receiving messages (SMS, MMS), and internet browsing and data transfer.3 In this field, the Group provides its customers with related services and value-added services such as roaming services, data security services, and IOT services. In addition, the Group offers its customers equipment and repair services for equipment. Moreover, the Group provides construction, operation, and maintenance services to the radio network that it shares with Xfone. For additional details about the field of activity see Section 7 below.

2.2.	Fixed-line communications

In the area of fixed-line communications, the Group provides internet services (connectivity and infrastructure), Cellcom tv services, international phone services, fixed-line phone services (domestic operator), and transmission services for business customers and communication operators. The Group also offers its customers plans for these services (for example: The triple plan). The communication services are provided under the licenses granted by the Israeli Ministry of Communications (except for the internet television services that do not require a license). Similarly, the Group provides additional services such as: Conferencing services, hosting services and servers and websites, information security services, backup services, IOT solutions and solutions on the customer’s premises on the basis of products from globally leading manufacturers. Some of the services are cloud services. Similarly, the Group offers fixed-line equipment (such as computer equipment etc.). For additional details about the area of activity see Section 8 below.

In the area of fixed-line communications the Company operates through an independent fiber-optic network, primarily deployed between industrial areas and business complexes, for providing transmission and domestic operator services to the business sector and through using the infrastructure of Bezeq and Hot in the framework of the Wholesale Market. In recent years, the Company reduced its dependency on Bezeq and Hot’s infrastructure by increasing use of IBC’s fiber-optic infrastructure.

1 See definition in Section 4.4 of the Board of Directors’ Report.
2 Except for the 5G network that is in the process of being deployed in selected regions.
3 It is clarified that not all networks and not all handsets support all the technologies and all the services provided by the Group. Similarly, there are services that are tailored to the business sector.

3.	Investments in the Company’s equity and transactions in its shares

Share lending agreement - For details regarding the share lending agreement, see regulation 21A in Chapter D of this Report.

3.1.	Issue of shares and warrants to the public by the Group

3.1.1.
On December 5, 2019, the Israeli public was offered 30,600,000 ordinary shares, 7,038,000 options (Series 3) and 6,426,000 options (Series 4). The securities were offered to the public by a shelf offering report of the Company dated December 5, 2019, in the framework of which the public was offered up to 36,267,600 ordinary shares par value NIS 0.01 each, up to 8,341,548 options (Series 3) exercisable into ordinary shares, and up to 7,616,196 options (Series 4) exercisable into ordinary shares. For additional details see the Company’s current report on Form 6-K dated December 5, 2019.

3.1.2.
In May 2020 the Israeli public was offered 220,000 options (Series 4). The securities were offered to the public by a shelf offering report of the Company dated May 11, 2020, in the framework of which the public was offered up to 2,711,950 options (Series 4) exercisable into ordinary shares of the Company. For additional details see the Company’s current report on Form 6-K dated May 12, 2020.

3.2.	Some of the related parties in the Company performed transactions in the Company’s shares during the Reporting period, as reported by the Company in its current reports.

4.	Distribution of dividends

4.1.	In 2019 and 2020, and until the date of the Report, the Company did not distribute any dividends to its shareholders.

4.2.	As of December 31, 2020, the Company has distributable profits (as defined in Section 302 of the Companies Law) in the amount of NIS 1,088 million.

4.3.
The Company has a dividends distribution policy whereby it shall set itself a goal to distribute to its shareholders at least 75% of its annual profit after tax, on a quarterly basis, provided the distribution of dividends does not adversely affect the Group’s cash needs and the plans that were approved by the board of directors, all subject to the restrictions set forth in law and in contractual restrictions that the Company has assumed/shall assume (as set forth in Section 4.4 below). Notwithstanding the foregoing, the Company’s board of directors may, at its discretion, not distribute dividends or distribute dividends in scope different than the foregoing.

4.4.
For details about the Company’s undertakings towards lending entities and holders of the Company’s debentures with respect to compliance with financial covenants and restrictions on distribution that could affect its ability to distribute dividends, see Section 18.5 below.

In addition, it should be noted that the Israeli Minister of Communications may cancel the Cellular License held by the Company before its expiration if one or more of the causes set forth in the license are fulfilled, including if the joint equity of the Company and its shareholders, who hold 10% or more thereof, falls below USD 200 million.

Part Two: Other Information

5.	Financial information regarding the Company’s areas of activity

5.1.1.	Below the Company’s financial data according to areas of activity for the year ended December 31, 2020 (in NIS millions):

	Mobile communications	Fixed-line communications	Consolidated adjustments*	Consolidated
Revenues from external sales	2,349	1,327	-	3,676
Revenues from other areas of activity	15	153	(168)	-
Total revenues	2,364	1,480	(168)	3,676
Costs not attributed to revenues from other areas of activity	(2,252)	(1,447)	-	(3,699)
Costs constituting revenues from other areas of activity	(153)	(15)	168	-
Total costs	(2,405)	(1,462)	168	(3,699)
Variable costs**	(1,292)	(643)
Fixed costs**	(1,113)	(819)
Total costs	(2,405)	(1,462)	168	(3,699)
Profit (loss) from activity	(41)	18	-	(23)
Adjusted EBITDA	525	393	-	918
Total assets	3,728	2,123	1,306	7,157
Total liabilities	624	364	4,289	5,277

* The consolidated adjustments derive from transactions between the various areas of activity.

** Variable costs are costs that are under the Group’s short-term control and which are also affected by revenue turnover. Fixed costs are not flexible in the short term, and the Group shall bear them even in case of a decrease in revenue.

5.1.2.	Below is the Company’s financial data according to areas of activity for the year ended December 31, 2019 (in NIS millions):

	Mobile communications	Fixed-line communication	Consolidated adjustments*	Consolidated
Revenues from external sales	2,326	1,382	-	3,708
Revenues from other areas of activity	14	147	(161)	-
Total revenues	2,340	1,529	(161)	3,708
Costs not attributed to revenues from other areas of activity	(2,145)	(1,539)	-	(3,684)
Costs constituting revenues from other areas of activity	(147)	(14)	161	-
Total costs	(2,292)	(1,553)	161	(3,684)
Variable costs**	(1,123)	(746)
Fixed costs**	(1,169)	(807)
Total costs	(2,292)	(1,553)	161	(3,684)
Profit (loss) from activity	48	(24)	-	24
Adjusted EBITDA	627	313	-	940
Total assets	3,228	2,157	1,777	7,162
Total liabilities	421	399	4,455	5,275

* The consolidated adjustments derive from transactions between the various areas of activity.

** Variable costs are costs that are under the Group’s short-term control and which are also affected by revenue turnover. Fixed costs are not flexible in the short term, and the Group shall bear them even in case of a decrease in revenue.

5.1.3.	Below is the Company’s financial data according to areas of activity for the year ended December 31, 2018 (in NIS millions):

	Mobile communication	Fixed-line communications	Consolidated adjustments*	Consolidated
Revenues from external sales	2,371	1,317	-	3,688
Revenues from other areas of activity	14	147	(161)	-
Total revenues	2,385	1,464	(161)	3,688
Costs not attributed to revenues from other areas of activity	(2,173)	(1,414)	-	(3,587)
Costs constituting revenues from other areas of activity	(147)	(14)	161	-
Total costs	(2,320)	(1,428)	161	(3,587)
Variable costs**	(1,126)	(713)
Fixed costs**	(1,194)	(715)
Total costs	(2,320)	(1,428)	161	(3,587)
Profit from ordinary activity	65	36	-	101
Adjusted EBITDA	48	269	-	687
Total assets	2,723	2,306	1,720	6,749
Total liabilities	460	365	4,247	5,072

* The consolidated adjustments derive from transactions between the various areas of activity.

**Variable costs are costs that are under the Group’s short-term control and which are also affected by revenue turnover. Fixed costs are not flexible in the short term, and the Group shall bear them even in case of a decrease in revenue.

For the explanations of the board of directors with respect to the Company’s financial data as set forth in the Financial Statements, see the Board of Directors’ Report attached in Chapter B to this Report.

6.	General environment and the effect of external factors on the Group’s activity

Below are factors of the macro-economic environment that affect or may affect the Group’s activity:

6.1.	Regulation and dependency on licenses

The Israeli communications market is characterized by extensive and dynamic regulatory involvement, and the regulatory changes may have a material effect on the Group’s activity.

A substantive part of the Group’s activity is subject, inter alia, to the provisions of the Telegraph Ordinance, the Communications Law and the regulations promogulated thereunder, and of the licenses granted to the Group by the Israeli Minister of Communications.

These licenses set forth, inter alia, conditions and restrictions that the Group must comply with in the framework of its business activity. The licenses can be changed according to the terms set forth therein, including in defiance of the Group’s position. A material violation of the provisions of the licenses may lead to their cancellation. Similarly, violating the conditions of the licenses may lead to imposing significant financial sanctions on the Group. In addition, the Israeli Ministry of Communication’s oversight of other operators active in the communications market also affects the Group’s activity and the competition in the communications market, such as with respect to the possibility of using the infrastructure of internet infrastructure owners.

The Company’s activity is also subject to additional laws, such as: Planning and building laws (in connection with the construction of cell sites and other installations), the Radiation Law, antitrust law, securities law, consumer law, privacy protection law, labor law, and the regulatory decisions that apply to each of these and other areas. For additional details about restrictions and oversight of the Group’s activity, including the licenses granted to the Group, see Section 21 below.

6.2.	Competition

The Group is active in a highly competitive market in all areas of its operations. For additional details see Section 11 below.

6.3.	Technological changes and technological dependency

The communications area is a highly dynamic and competitive field, which is characterized by a fast pace of technological changes, which require appropriate preparation and capital-intensive investments in telecommunications infrastructure, in order to meet the changing needs of consumers and to retain the competitive position of the players active therein. Accordingly, the Group is required to invest in advanced technologies in order to remain competitive. For additional details see Section 26.2.6 below. In addition, the activity in the area of communications establishes a dependency of the parties active therein on the communications infrastructure, and on data systems and complex technological systems, while the lack of an independent infrastructure means being dependent on the various infrastructure providers. Malfunctions in such technologies may adversely affect the Group’s ability to provide services and products to the customers, adversely affect the Group’s goodwill, and expose it to claims. For details regarding the technological changes and the technological systems in the area of mobile communications and in the area of fixed-line communications, see Sections 7.1(2) and 8.1(1) below.

For additional details about the Group’s investment and the Group’s dependency on infrastructure and the networks, see Sections 12.2 and 26.3.2 below.

6.4.	Environmental risks

For details regarding the possible effect of environmental risks on the Group’s activity, see Section 20 below.

6.5.	The Coronavirus spread

For details regarding the effect of the Coronavirus on the Group’s activity, see Section 1.5 of the board report attached in Chapter B to this Report.

Part Three: Description of the Group’s Business According to Area of Activity

7.	Mobile communications

In addition to that set forth in Section 6 above, below is a description of trends, events, and developments in the macro-economic environment of the Group that have or may have an effect on the area of mobile communications:

7.1.	Structure of the area of activity and changes to the scope of activity in the area

The area of activity includes cellular communication services4 and related services, as well as sales and repairs for cellular equipment, as set forth in Section 7.2 below. The cellular telecommunication services are provided by MNO - the owners of the infrastructure, and MVNO who are hosted on the MNO infrastructure.

In August 2020, the Group completed the acquisition of Golan and strengthened its position as a market leader. For additional details see Note 7 to the Financial Statements.

The cellular telecommunications market is characterized by fierce competition, which leads to frequent and extensive transfers of subscribers between the various cellular operators. Such churn leads to erosion of service package prices, concurrently with increasing the volume of services included in these packages, thus leading to erosion of the Group’s average revenue per cellular subscriber and harming the Group’s profitability.

Similarly, the end equipment market is also characterized by intense competition between the various providers (cellular operators, importers, many additional shops, international e-commerce platforms, etc.), which sell end equipment, including through parallel imports. The variety of marketing channels in which the Group is active (including the digital platform and its development in the Group), inter alia, harmed the gross profitability deriving from the sale of end equipment in the Group in 2020. This trend, also increased in light of Coronavirus crisis (which led to the closure of Group service centers and shops and a shift to selling via digital channels, which is characterized by lower profitability). For additional details see Section 1.5 of the board report.

4 The term “cellular telecommunication” is essentially identical to the term “mobile telecommunication”.

(1)	The developments in the markets of the area of activity, or changes in the characteristics of its customers

The cellular telecommunications market is characterized by low growth rates, due to a saturated penetration rate5 and due to large mobility rates between the various operators. In recent years cellular telecommunications became a central means of day-to-day conduct of private customers and businesses. The users are expanding the usage methods and transferred from using the communication services mainly for the purpose of phone calls, to an expanding use of the communication services, especially the cellular surfing services, use of applications, and use of connected equipment (IOT). The Company believes that this trend shall continue and get stronger, mainly with the entry of 5G.

(2)	Technological changes that could affect the area of activity

The cellular communications market is characterized by frequent and significant technological changes, for which the cellular operators are required to continuously invest in development and adjustments to advanced technologies. Thus, even continuous growth in the scope of cellular data traffic, which in recent years has been occurring on the cellular and fixed-line communication networks, dictates the necessity of upgrading the networks as foregoing, and it requires the purchase of ever-increasing capacity for providing the connectivity service to the internet and the Group’s infrastructure. In the Group’s estimate, such growth in data traffic shall inter alia continue due to the development of content and television services in high resolutions, which rely on internet communication, in addition to the large demand that has existed since the Israeli government imposed restrictions due to the Coronavirus spread.

5 The penetration rate - the ratio between the total subscribers in the cellular market and the total population of Israel, not including foreign workers and Palestinians, even though they are included in the number of subscribers.

In order to respond to the increasing demand for cellular data traffic, the Group is inter alia required to continue its investments in the operation and development of the 4G network that it operates, in order to allow for larger capacity and faster data transfer capabilities.

Further to the Company winning the 2020 frequencies tender as described in Section 13.5 below, the Company is acting towards upgrading and expanding the deployment of the 4G network and its adjustment to the new frequencies, as well as deploying the 5G network.

For additional details about the Group’s rights to use the frequencies, the Company winning the 2020 frequencies tender, and the requirement of the Israeli Ministry of Communications to replace frequencies, see Section 13.5 below.

The Company is continuously examining the technologies in the market and the need to upgrade the technology of its current networks, according to the state of market competition and the economic feasibility of investing in technological upgrades.

(3)	The critical success factors in the area of activity and the changes applicable thereto

In the Company’s estimate, the critical success factors in this area of activity are as follows:

•
A nationwide deployment of a quality and advanced cellular network, including the ability to maintain the network at a high level and to continuously make significant investments in the cellular infrastructure, both for purpose of optimal coverage across the country and for purpose of being able to provide large capacity to the customers and to enable technologically advanced services;

•	The ability to offer competitive prices;

•	Extensive and varied distribution channels;

•	The ability to deal with the effects of regulatory decisions;

•	Quality, fair, and efficient customer service, including the ability to offer technical support and customer service through a variety of physical, telephonic and digital channels;

•	A well-known and leading brand;

•	Managing a wide range of communication services for homes and businesses under one roof, and the ability to provide the customers with a comprehensive response;

•	Professional and skilled manpower;

(4)	Main entry and exit barriers

In the Group’s estimate, the main barriers to entry into the area of activity are:

•
The need to obtain a general license from the Israeli Ministry of Communications for providing cellular telecommunication services, while complying with the conditions set forth in the Communication Law and obtaining a right from the state to use the appropriate frequencies, which involves high financial costs;

•
The need for financial means in large scopes and vast knowledge for purpose of making the significant investments that are required in the technological infrastructure, the establishment of a network and a countrywide deployment of sites, a broad operating apparatus, sales apparatus, and support and service;

•	The intense competition in the cellular telecommunications market in Israel and the saturation of the industry’s penetration rate. For additional details see Section 11.3 below;

•
Burdensome regulation and oversight in the area of mobile communications, compliance with which and with the changes made thereto may require substantial investments. For additional details see Section 6.21.4 below;

•
The need for constructing cell sites (which are also known as cellular antennas) with countrywide deployment, which involves many difficulties due to the difficulty in renting space for constructing cell sites and the licensing of the sites, which frequently encounters opposition from the local authorities and in whose territory the site is established and from their inhabitants. For additional details see Section 21.4 below.

It is noted that most of the barriers to entry described above with respect to the establishment of the infrastructure and using the frequencies do not constitute an entry barrier for virtual operators.

In the Group’s estimate, the main exit barriers from the area of activity are:

•
The Israeli Minister of Communications’ approval for ceasing the provision of the service, which may be contingent upon an arrangement for continued provision of the service that is provided to the customers by the operator asking to exit the area.

•
The Cellular License sets forth restrictions, inter alia on transferring shares from corporations that hold such license and on transferring or charging assets that are used by the Group for fulfilling the terms of the license.

•	Material investments that require a long time for a return on investment.

7.2.	Products and services

As of the Report publication date, the Group is the Israel’s largest provider of cellular telecommunication services based on the number of subscribers and estimated market share.

As of the Report publication date, the Group is providing cellular communication services to approximately 3.2 million subscribers in Israel, who constitute an estimated market share of approximately 31% of the cellular telecommunications market.

The Group offers its subscribers a wide range of services in this area of activity, including:6

(a)	Cellular calling (voice) service in Israel and related services, such as: Call waiting, caller ID, voicemail, tracking, conference calls;

(b)	Message delivery and receipt service (SMS) and multimedia messages (MMS);

(c)	Surfing and data communication services - internet surfing services;

(d)	Roaming services for its subscribers when outside Israel, and roaming services for visitors to Israel, who may use the Company’s cellular network;

(e)	Value-added services, such as: Cyberattack protection, anti-virus and anti-spam services, backup services, “music-on-hold” services, workforce management applications, car fleet management, etc.;

(f)	Internet of things (IOT) services – advanced end to end solutions in the area of IOT (such as “smart city” solutions);

(g)	Repair services for equipment - in consideration for monthly payment that entitles the customer to repair services, or in consideration for a non-recurring payment upon the repair.

 Similarly, the Group is continuously examining the offering of additional products and services to its customers.

The Group offers the cellular subscribers a wide range of packages and pricing packages, including packages that combine additional services of the Group, such as television, internet, and international operators.

The Group offers two payment methods: Advance payment (prepaid) and retroactive payment (post-paid). In the framework of the retroactive payment, the subscriber provides a payment method of a bank account debit order or a credit card charge. Services for advance payment are usually paid by purchasing physical or virtual “Talkman” cards. Most of the Group’s sales in this area are made by way of retroactive payment. According to the industry regulation, the cellular service packages do not include an undertaking to purchase the Group’s services for a predefined period, except in connection with agreements with large business entities. For additional details about restrictions and oversight in the area of mobile telecommunications, see Section 21.4 below.

6 See footnote 3 above.

According to the network sharing agreement with Xfone, the Group provides Xfone with domestic roaming services and subcontractor services to the Joint Corporation (as defined in Section 23.1A below). For additional details about such sharing agreement, see Section 23.1 below.

End Equipment

Cellcom makes sales on a wide range of sale channels, including in physical shops (including the Dynamica chain that constitutes the Group’s retail arm) and on the website, a wide range of cellular phones, accessories, and additional electronic equipment, such as tablets, laptops, gaming consoles, loudspeakers, earphones and smart watches. The Group offers a variety of payment plans for such equipment. The consideration is paid in one payment or in a number of payments, according to the customer’s choice. The vast majority of the Group’s cellular phone sales in 2019 and 2020 were from the Samsung and Apple brands (for additional details regarding the Group’s agreements with Samsung and Apple, see Section 15 below). The cellular handset models sold by the Company support the Hebrew, English, Russian and Arabic languages (in most models).

For details about the effects of the Coronavirus on demand for the Group’s products, see Section 1.5 in the Board of Director’s Report.

7.3.	Breakdown of revenues of the products and services

Below is the data about customer revenue in the field of mobile telecommunications, the rate of which constitutes 10% or more of the Company’s total revenue (as presented in the Company’s consolidated financial statements) for 2018, 2019, and 2020 (in NIS millions):

	2020		2019		2018
	Revenues	Rate (*)	Revenues	Rate (*)	Revenues	Rate (*)
Cellular communication services (**)	1,558	42.4%	1,555	41.9%	1,595	43.2%
Equipment	704	19.2%	661	17.8%	655	17.8%

(*) Calculated rate of the Company’s total revenue in the consolidated financial statements of every period.

(**) Including revenue from Xfone and Golan for the sharing agreements. For details see Section 23.1 below.

8.	Fixed-line communications

In addition to that set forth in Section 6 above, below is a description of trends, events, and developments in the macro-economic environment of the Group that have or may have an effect on the area of fixed-line communications:

8.1.	Structure of the area of activity, changes in the scope of activity, developments in the markets of the area, and changes in the characteristics of its customers

The area of activity includes a variety of fixed-line communication services, including internet services (connectivity and infrastructure), OTT television services, international operator services, fixed-line telephone services, transmission services that are offered to its business customers and various communication operators and communication solutions, such as IOT solutions. For details see Section 7.2 below.

Communication operators that own fixed-line infrastructure with nationwide deployment, such as Bezeq, generally provide communication services to their customers through their independent infrastructure, and communication operators that do not own fully independent infrastructure, such as the Group, use infrastructure of the infrastructure owners for purpose of providing their services, including in the framework of the services and costs provided in the framework of the Wholesale Market.

The Group’s investment in IBC and the completion of the investment with the Hot group, shall allow IBC to significantly increase the deployment of its fiber-optic infrastructure and to decrease the Group’s dependence on the other fixed-line infrastructure owners. For additional details see Section 17.1 below.

Internet

This market includes internet connectivity services and internet infrastructure. For details see Section 8.2A below.

In recent years, the internet market recorded an increased use and scope of data movement transferred on the communication networks, alongside a drop in prices per given volume of traffic.

As of the Report date, the Hot group and Bezeq are the only entities in the State of Israel that own (and they are also obligated to own) countrywide (or nearly countrywide) fixed-line infrastructure. Bezeq’s infrastructure is based on the deployment of copper wires, whereas Hot’s infrastructure is cable-based.

IBC has fiber-optic based infrastructure in selected residential areas. Part of that is deployed on the electricity infrastructure of the Israel Electric Corporation, and part of that through using the Wholesale Market (through Bezeq’s physical infrastructure).

For additional details about IBC’s investment and the IRU agreement for the Group’s use of IBC’s network, see Section 17.1 below.

The Group has fiber-optic infrastructure deployed between the industrial areas and business centers in Israel, which is used for the provision of transmission services and domestic operators to business customers and telecommunication operators, as well as infrastructure between the Group’s communication sites.

Partner also has fiber-optic based infrastructure in selected areas.

The Bezeq group made a significant part of the required investments for operating a fiber-optic network of its own but has not yet begun operating it.

As of the Report date the Company is dependent on the broadband services of Bezeq, Hot and IBC for purpose of providing internet service to its customers. The increasing demand on the part of the Company’s customers for data capacity increased the Company’s dependency on these services.

The Wholesale Market allowed the internet connectivity providers who do not have internet infrastructure, including the Group, to compete with the Bezeq and Hot groups and to provide service plans that include internet connectivity and internet infrastructure.

In 2015 the Israeli Wholesale Market in the area of internet infrastructure services was officially launched, and to a certain extent also in the area of certain physical infrastructure being used by operators that do not own infrastructure. Even though the Wholesale Market also formally applies with respect to the infrastructure of the Hot group, implementation of the wholesale services on the Hot network was delayed for various reasons, inter alia due to tariffs that are higher than the wholesale tariffs of the Bezeq network. Until the Report publication date, the usage of the wholesale services on the Hot network was extremely limited.

For details regarding additional developments in the Wholesale Market, see Section 21.5(2) below.

For additional details and hearings pertaining to the prices of the wholesale internet infrastructure on the Bezeq network, see Section 21.5(2) below. For details regarding wholesale fixed-line telephony, see in this section below under the title “fixed-line telephony”.

Television services

Until the Group’s entry into the multi-channel television market in December 2014, the multi-channel television market was controlled by Hot (a declared monopoly in this field) and Yes, which provided television services mainly through cable and satellite technologies, respectively. Cellcom for the first time in Israel presented an innovative streaming television broadcasting method (OTT) which was a significant milestone in developing the audiovisual market for consuming programs on the internet. The Group’s OTT service presented innovation in additional parameters, including the option to simultaneously view content on a number of mobile and stationary handsets, continue viewing content across devices, concentrated recording that enables viewing content that was broadcast on the commercial channels a week back, and more, alongside a variety of Israeli and international content and sport content. Since the Group presented the OTT service in Israel, additional players adopted the solution.

Fixed-line telephone (domestic operator)

The Group offers fixed-line telephony services to business customers and fixed-line telephone services through VOB technology to its private customers.

The Wholesale Market was supposed to include fixed-line wholesale telephony starting from May 2015. Bezeq avoided providing the wholesale telephony service, and only in June 2020 did it claim to be prepared to provide the service. To the best of the Group’s knowledge, as of the Report date, the service has yet to be used in the framework of the Wholesale Market. The lack of an effective Wholesale Market of wholesale telephony services harmed the Company’s ability to offer this service to its customers.

For additional details about the Wholesale Market, see Section 21.5(2) below.

International calls (international operators)

The international calls services market is extremely competitive, and the competition is mainly based on the operator’s ability to offer attractive pricing and an integrated service plan with additional services, such as cellular services. In recent years, the use of free and alternative communication technologies over the internet (such as voice over IP) led to a reduction of the telephony market, in particular the international telephony services and revenue thereof. This trend is also expected to continue in the future.

For additional details about the structure of the area of activity in all such markets and the competition therein, see Section 11.4 below.

(1)	Technological changes that could affect the area of activity

The fixed-line communication market, similar to the cellular communication market, is a dynamic field, in light of the fast pace of technological changes and vast competition, which require appropriate assessments and investment in advance technologies in order to remain competitive.

In recent years there has been major growth in fixed-line data traffic, which requires the Group to upgrade its networks and to purchase larger capacities for the internet services (connectivity and infrastructure) that it offers. Transferring to new technologies and using new equipment involves risks and administrative attention.

In order to meet increasing demand for fixed-line network data traffic, and to find more lucrative alternatives for purchasing capacity from Bezeq and Hot, the Group invested many resources in deploying independent infrastructure and thereafter in IBC.

For details about technological changes and dependency on technology as a risk factor in the Group’s activity, see Section 26.2.6 below.

(2)	The critical success factors in the area of activity and the changes applicable thereto

In the Group's estimate, the critical success factors in this area of activity are as follows:

•
The ability to offer reliable telecommunication services at competitive prices, while adjusting to the frequent changes in the fixed-line communications market, with an emphasis on responding to the increasing need for bandwidth.

•	Accessibility to a quality and advanced network with a broad deployment, including the ability to reduce dependency on external fixed-line infrastructure owners.

•	The ability to deal with regulatory decisions.

•	Quality and efficient customer service, including the ability to offer technical support and customer service through a variety of physical, telephonic and digital channels.

•	The ability to offer a wide range of services for home and business.

•	The ability to make substantive investments.

•	Extensive and varied distribution channels.

•	A well-known and leading brand.

•	Professional and skilled manpower.

(3)	Main entry and exit barriers

In the Group’s estimate, in light of the possibility to operate as a provider with no infrastructure, the main barriers to entry into the area of activity are low and include the need to obtain a license. Nevertheless, in order to operate as a provider with infrastructure in the area of activity, apart from the license, large capital investments in infrastructure are necessary for the purpose of establishing such and for the purpose of maintaining, upgrading, and continuously operating it.

It is noted that in October 2020, in the framework of the Israeli Ministry of Communication’s efforts to reduce barriers to entry into the various communication fields, the Israeli Ministry of Communications decided to incentivize the deployment of bandwidth infrastructure through removing barriers for obtaining a license to deploy and provide broadband infrastructure services through a special license for providing broadband infrastructure services (in a fiber-optic or wireless configuration of microwave/extremely high frequency arteries). In this framework the threshold requirements to obtain a license were reduce and restrictions were set forth with respect to the scope of services to be provided under the license (restriction on the number of subscribers) and the period of time during which the license owner may use its license.

It is noted that the provision of internet television services does not require a license, but there is a need for financial means in large scopes, including the need to engage in agreements for purchasing content and technological infrastructure.

In the Group’s estimate, the main exit barrier from the area of activity, except in the matter of providing internet television services, is the Israeli Minister of Communications’ approval for ceasing the provision of the service, which may be contingent upon an arrangement for continued provision of the service that is provided to the customers of the operator asking to exit the field.

The Uniform License sets forth restrictions, inter alia on transferring shares from corporations that hold such license and on transferring or charging assets that are used by the Group for fulfilling the terms of the license.

8.2.	Products and services

The main services that the Group provides in this area include internet services (connectivity and infrastructure), internet television services (OTT), international phone services (international operators), fixed-line phone services, and transmission services for business customers and communication operators. Additional services include key services, communication systems management, information security services, and IOT services. Some of the services are provided on the cloud. The internet infrastructure services that the Group provides to its private customers are primarily based on the Wholesale Market and on IBC’s fiber-optic infrastructure, while these services for business customers are primarily based on the Group’s independent fixed-line infrastructure.

The Group offers packages of such services to its customers, such as the triple plan that includes internet (connectivity and infrastructure), fixed-line telephony and television services.

According to industry regulation, the service plans do not include an undertaking to purchase the Group’s services for a predefined period, except in connection with agreements with large business entities. For additional details about restrictions and oversight in the area of mobile and fixed-line telecommunications, see Section 21.4 below.

The Group from time to time considers and assesses the option of offering additional products and services to its customers.

For details about the effects of the Coronavirus spread on demand for the Group’s products, see Section 1.3 in the board of director’s report attached to Chapter B of this Report.

a.	Internet (connectivity and infrastructure)

The Group is a primary provider of internet connectivity services (ISP).

The infrastructure provider is responsible for connecting the customer from the home’s first outlet to the infrastructure. The internet connectivity services provider is responsible for providing the customer with an internet connection, from the infrastructure of the infrastructure provider, through its network, to the local and global internet network. Since May 2015, the Group has been providing end to end internet services through infrastructure of the Bezeq group (on the basis of the Wholesale Market), and since 2017 until its sale to IBC, also through independent infrastructure, and after selling the independent infrastructure to IBC (in 2019) also through IBC’s fiber-optic infrastructure.

As foregoing, the Group offers the internet infrastructure services together with the internet connectivity services. For details regarding the Wholesale Market, see Section 21.5(2) below. In addition, the Group provides ISP services separately from the internet infrastructure. The Group also provides end equipment required for its service and support.

In addition, the Group offers value added services to its internet subscribers, which include information security services, hosting, and backup of servers and websites (for business customers), and global communication solutions (for business customers).

b.	Multi-channel OTT television services

Since December 2014, the Group has been offering private customers multi-channel internet television services (OTT service at competitive prices, branded as “Cellcom tv”. In the framework of the service, a package is offered that includes linear channel broadcasts and additional commercial channels and a VOD library. In addition, the customer can watch a movie with per-view payment (TVOD) or join additional channels for additional payment (such as sport channels, foreign language channels, and more). The television service also includes music services and additional advanced services such as cloud recording and the Catch Up feature which allows viewing content that was broadcast on the service channels a week or more back (according to the agreements with the content copyright holders).

c.	International operator services

The Group is one of the main players in the international operators market in Israel. The main service in this market is outgoing and incoming telephone calls with global coverage of a significant and extensive scope. The Group provides this service mainly to customers who pay retroactively, but also to customers who pay in advance, mainly through selling calling cards. Most of the customers who pay in advance are foreign workers in Israel.

In addition, the Group provides hubbing services to international operators that are not Israeli operators, whose role is to connect two international operators that are not Israeli. The Group provides these services while there is no direct connection between the two operators, or when the pricing differences in the different places make the connection services profitable.

d.	Fixed-line local telephone services

The Group offers business customers advanced telephony services which include calls and the transfer of data, and a PBX cloud service. Similarly, the Group offers private customers basic fixed-line telephony services through VOB technology. Fixed-line telephony services allow the end-user to manage telephone calls with another end-user who is using a fixed-line, mobile phone, or computer, in Israel or abroad.

e.	Transmission services

The Group provides business customers and communication operators with transmission services and data communications, connectivity service, as well as added value services such as information security services and IPVPN service (private network).

f.	Internet of Things (IOT)

The IOT technology enables the connection between different devices to the internet. The Group, together with strategic partners, offers IOT solutions that are based on a variety of communication solutions which include fixed-line communication (Wi-Fi) and cellular communication, including “smart city” solutions.

g.	Information system and communication solutions

The Group provides it business customers with server and website hosting solutions, including value added services (such as monitoring and control), information security services, and IT solutions (such as system networking, cyber & information security). The Group constitutes a “one stop shop” for the customer (a comprehensive solution for one point) and the services and solutions partially include specification and adjustment of a specific solution for the customer, installation and ongoing support, as well as the sale of accessories and maintenance and warranty services.

8.3.	Breakdown of the revenue of the products and services

Below is the data about customer revenue in the area of fixed-line communications, the rate of which constitutes 10% or more of the Group’s total revenue (as presented in the Company’s consolidated financial statements) for 2018, 2019, and 2020 (in NIS millions):

	2020		2019		2018
	Revenue	Rate (*)	Revenue	Rate (*)	Revenue	Rate (*)
Revenue from the triple plan (internet, television, and domestic operator)	826	22.5%	773	20.8%	705	19.1%

(*) Calculated rate of the Company’s total revenue in the consolidated financial statements of every period.

(**) The composition of the services included in the triple plan may vary depending on marketing and competitive needs.

Part Four: Matters Pertaining to the Group’s Activity as a Whole

9.	Customers

Below is data about the Group’s revenue distribution from private customers and business customers:7

Type of customer	2020		2019		2018
Private customers	2,556	69.5%	2,561	69.1%	2,579	69.9%
Business customers	940	25.6%	991	26.7%	946	25.6%
Other	180	4.9%	156	4.2%	163	4.5%
Total	3,676	100%	3,708	100%	3,688	100%

The Group is not dependent on a specific customer the loss of whom would materially impact its activity or any of its areas of activity.

10.	Marketing and distribution

10.1.	Sale and customer service

The Group consolidates its customer service and sale efforts, in order to maximize the Group’s opportunities, alongside maximum efficiency and quality customer service.

The Group’s customer service department is the central channel for maintaining long-term relationships with the Group’s customers, while focusing efforts to cultivate customer loyalty through providing quality service. In addition, the Group allows its customers to comfortably join complementary services and additional communication services.

The Group offers marketing plans, complementary services, end equipment, and related services through a variety of sale methods, with the purpose of attracting new customers and cultivating the loyalty of current customers.

The Group acts both through independent resellers and through workers that it employs. All Company representatives (both internal and independent) who directly interface with customers, undergo intensive training at the beginning of their employment, and during the period of their employment, in order to ensure quality service.

7 Even though Xfone (and also Golan until its acquisition by the Company) is included in the consolidated financial statements in the customers section, and most of the revenue therefrom is presented on the revenue row in the Company’s consolidated financial statements for the relevant period, we are not dealing with a customer, but rather with a business partner the Group’s revenue from which are substantive. For additional details see Section 24.3.3 below and Note 32D to the Financial Statements.

The Group continuously performs initiated quality controls, in order to guarantee quality service and to identify areas for improvement, and it continuously acts for the implementation of means to avoid and reduce the rate of leaving customers.

In the framework of the streamlining processes that the Group is implementing, the Group closed, reduced, and consolidated points of sale and service in nearby locations, and it reduced or changed locations to call centers, while focusing efforts in self-service channels and in proactively identifying and solving problems, before receiving a complaint from the customer. The Company predicts that the streamlining processes and the reduction and closure of points of sale shall also continue in 2021.

The Group’s sale activity and customer service is mainly performed in the following channels:

a.	Physical points of sale

The Group distributes its products and services through hundreds of nationwide physical points of sale, most of which are operated by external dealers, and some of which are directly and independently operated by the Group.

As of the Financial Statements date, the Group independently operated approximately 70 countrywide service and sale points. According to most, the service and sale points are located in central locations or in locations with high customer traffic, which allow for easy and comfortable access to the Group’s customers and potential customers. Most service and sale points and Dynamica shops offer the entire range of the Group’s products and services, and they offer a repair service for mobile handsets (and in some of them also additional equipment) or serve as delivery points for depositing them for repair and receiving them after the repair (in the same center or through delivery to the customer’s home), while the repair service itself is performed in a central laboratory.

In addition, in the framework of the Group’s efforts to expand in certain sectors in order to amplify the Group’s sale potential and points of contact with customers and potential customers of the Group, the Group is engaging with distributors with proven expertise in those sectors.

b.	Call centers

The call centers operated by the Group focus on providing customer service in financial matters, services, overseas plans, technical support in cellular, fixed-line, and television, and telephone sale efforts to current and potential customers. The Group’s sales representatives offer the Group’s customers a wide range of products and services, both proactively and in response to their requests. The Group’s call center service is divided into sub-centers (for example: general services; technical services; charges; sales; etc.). The Group is continuously examining the efficiency of the service, and it also operates a multi-purpose call center that provides all the services. As of the publication date of this Report, the Group is operating 15 call centers that provide service to private customers, and six of them are outsourced. During peak hours, the Group’s call centers have the capability to provide service to approximately 1,000 customers at the same time.

c.	Business customers

A designated sales team maintains regular contact with the Group’s large and medium business customers. In addition, the Group provides a telephone support and sale system to small and medium business customers, a service center for large business customers, and a support center for fixed-line communication customers. The Group’s expertise in the various communication areas allows it to fully treat the needs of the business customers, including personally adjusted solutions, when needed. It is noted that the process of selling to large business customers and to government and local authorities sometime involves the Group’s participation in a tender process.

d.	Independent service and online sales

The Group offers its customers the option of purchasing products and services and to receive details regarding the Group’s website. Similarly, the Group provides its current and potential customers with various self-service channels, such as an interactive voice response service (IVR), a website, and a chat through the Group’s Facebook page. The self-service channels allow the Group’s customers to inter alia clarify details and purchase end equipment on the website, track data usage, receive digital monthly invoices, self-service tutorials, online help for problems with the internet service, and chat with a service representative. The Group invests efforts in directing its customers to the self-service channels.

e.	Service through technicians

The customer service for Cellcom tv service and the Group’s internet infrastructure is also provided through technicians (who are employed by the Company and through external contractors) who provide the services at the customers’ homes.

f.	Providing service to people with disabilities

The Group invests efforts in adjusting its services for people with disabilities, as required under law. The Group provides special-needs customers with comfortable access to the physical points of sale and adjusted services that include text to speech and support service through a chat. The Group trains the service representatives to provide accessible service to all its customers.

10.2.	Marketing

The Group’s marketing strategy emphasizes the Group being a leading, fair, and initiating communications group, which provides great value to the customer in consideration for its money and has the ability to provide an extensive solution for all communication needs, through plans and a wide array of services. In the Group’s view the provision of service plans strengthens the customers’ loyalty and increases their satisfaction.

The Group seeks to be a fair and quality service provider for its customers.

The Group’s marketing activity is based on parameters that are important to its customers, as these are manifested in surveys the Group conducts from time to time.

The Group leverages interactions with its customers for providing the requested service, for selling products and services according to the customer’s needs, market trends and profitability considerations. All this mainly through an advanced customer relationship management system (CRM), for maximizing the customer’s satisfaction and increasing its loyalty.

11.	Competition

The Israeli telecommunications market is an extremely competitive market in many of its areas. The level of competition significantly increased in recent years following the entry of additional competitors and regulatory changes that reduced the barriers to entry into the field, and the barriers for customers transferring between the companies active therein. As a result, the prices for the various services provided by the Group (and its competitors) were significantly eroded and caused a continuous decrease in the Group’s revenue the operating results in recent years.

The main competitive factors in the telecommunications market are the services included in the service plans that are offered to customers, price perception of the services and equipment, brand perception, network quality perception and level of customer service. Thus, both the variety of cellular handsets and the need to adjust them to the customer’s requirements, and the variety and quality of the television content, affect the increased level of competition in this market.

11.1.	Telecommunication groups and structural separation

The competition in the Israeli telecommunications market has in recent years been characterized by competition between telecommunication groups, which are at the same time active in a number of market activity segments. It is noted that in the Group’s areas of activity there are also competitors that do not belong to any telecommunications group. As of the Report date, there are four telecommunication groups active in Israel - the Cellcom group, Bezeq group, Hot group, and Partner group.

Since the Bezeq and Hot groups are monopolies in each of their core businesses - the Bezeq group in the fixed-line telephony market and in the internet infrastructure market, and the Hot group in the multi-channel television market – an obligation of certain structural separation is imposed on them, and accordingly various restrictions apply to them in connection with the sale of telecommunication plans. The restrictions applicable to the Bezeq group inter alia include a requirement that Bezeq separately offer some of the services included in the service plans, at the same terms as in the plan, which would allow its competitors to offer their services in the framework of service plans at identical terms (if the plans include internet connectivity services, fixed-line internet based calls, or overseas calls) and it would market them as it markets its plans (the second requirement does not apply to the sale of the plan by a subsidiary of Bezeq). With respect to the Hot group, a similar restriction applies in connection with the internet connectivity component in the plans that include internet connectivity services.

The Bezeq group was granted reliefs in the structural separation that allow it to offer plans together with its subsidiaries, subject to a few conditions. Similarly, Bezeq’s subsidiaries were allowed to sell and market the services of one another, including in the framework of their service plans. Notwithstanding that, Hot too is imposed with requirements to structurally separate the multi-channel television services, internet connectivity services, cellular services and fixed-line telephony services, Hot was allowed to offer fixed-line telephony plans, multi-channel television and internet infrastructure services, and under certain circumstances even connectivity services. Similarly, Hot and Hot Mobile are allowed to sell and market each other’s services and exchange information with one another.

In 2018, Bezeq partially merged the activity of its subsidiaries (Pelephone Communications Ltd., Yes, and Bezeq International Ltd.) and thus strengthened its ability to compete with the triple plan offered by the Group. In February 2019, Bezeq filed a petition with the High Court of Justice against the Israeli Ministry of Communications, for the immediate termination of the structural separation obligation in the Bezeq group. The state’s position with respect to the petition is that Bezeq’s petition should be dismissed, inter alia in light of recommendations of the inter-departmental team for examining an update to the structural separation obligations in the Bezeq and Hot groups, which were submitted to the Israeli Minister of Communications, whereby at this time there is no room to terminate the structural separation in the Bezeq and Hot groups, and that the matter should be further examined according to changes in the market. In February 2021 Bezeq withdrew its petition upon the High Court of Justice’s recommendation

In April 2019, the Israeli Ministry of Communications decided to grant the Hot group additional relief regarding the structural separation, which allows it to market the services of Hot and its subsidiaries to medium and large business customers with no restrictions. Similarly, in June 2020, the Ministry of Communications decided to, starting from July 15, 2020, to allow the Hot group to market certain joint service baskets for the private segment, which also include the Hot-Net connectivity provider services, under certain circumstances.

In February 2021, the Israeli Ministry of Communications decided to allow the Hot group to market a “joint services basket” that would in addition to the home internet and broadcasts also include the cellular (quattro) and international operator. According to the decision, Hot would be required to obtain the Israeli Ministry of Communication’s advance approval for each services basket, and with respect to the services basket to be offered by some of the companies from the Hot group, it would be required to also offer services of competitors that are not from the Hot group.

In October 2020, the Israeli Ministry of Communications published a hearing about its intention to terminate the policy and current separation between the broadband infrastructure service and the internet connectivity service, which requires a customer interested in connecting to the internet to purchase these two complementary services. The proposed change only refers to the private sector. In February 2021, the ministry published a secondary hearing in this matter. In the framework of the proposed policy in the secondary hearing, it is recommended to determine that Bezeq and Hot may themselves provide internet connectivity services together with infrastructure services, after the completion of a process in the framework of which a shelf offering would be offered, which would be agreed with the service providers, which include service indicators for the Wholesale Market and agreed compensation for non-fulfillment thereof. In this framework two months would be allocated to the parties as of the resolution date for holding negotiations on the determination of indicators and an agreed compensation mechanism. Thereafter, the Israeli Ministry of Communications would examine the shelf offering, and it would be permitted to approve it, reject it, or amend it. After the Israeli Ministry of Communication’s approval, the calibration phase would begin, which would continue for 3 months, during which the shelf offering would exercise without the agreed compensation part, and amendments would be made to it if necessary. At the end of the calibration phase, the Israeli Ministry of Communications would announce the commencement of the evaluations phase which would continue for 3 months, during which the shelf offering including the agreed compensation would be executed. At the end of the evaluations period, Bezeq and Hot would be allowed to provide internet connectivity services together with the infrastructure services.

Bezeq would be allowed to market the internet connectivity services, together with the infrastructure services, only at the end of the evaluations period, with respect to the Wholesale Market services both on copper and fiber infrastructure.

The Company is studying the hearings, and at this stage it cannot evaluate the extent of their impact on the Group’s results.

11.2.	The Group’s coping with competition in the telecommunications market and factors that affect its competitive standing

In the Group’s estimate, its ability to successfully cope with competition in the telecommunications market is partially dependent on constant diligence and striving for providing quality service to customers, as well as its ability to predict and respond to trends and events that affect the market, including presenting new services and technologies, changes to the customers’ preferences, demographic trends, economic conditions, pricing strategies of competitors, and changes in the legal and regulatory environment.

In order to cope with increased competition in the telecommunications market, the Group implemented a few measures and strategies that inter alia include: (1) Executing opportunities that maximize its advantages as a telecommunications group, and whilst doing so launch internet based television services, internet infrastructure services on a Wholesale Market basis, and investments in fiber-optic infrastructure through IBC, and in IOT; (2) focusing on offering service plans such as the triple plan, which strengthen customer retention and increase the scope of its purchase from the Group; (3) engaging in network and hosting sharing agreements with Golan and Xfone, which allow for a more efficient cost structure for networks, their operation and investments therein, and later on the acquisition of Golan and strengthening the Group's position as Israel’s largest cellular operator while strengthening the Group’s financial results; (4) investing in IBC, selling the Group’s independent fiber-optic infrastructure in residential areas to IBC, and engaging in an IRU agreement with IBC, which reduced the Group’s costs in 2019 and 2020 and its dependency on Bezeq, and engaging with Hot in investment agreements in IBC with the purpose of significantly expanding the deployment of IBC’s fiber, and to at an accelerated pace turn IBC into an extensive alternative for Bezeq; (5) investing in the Group’s networks with the purpose of guaranteeing quality and advance cellular and fixed-line services, including 5G; (6) implementing aggressive streamlining measures through changes to manpower strength, reducing overhead expenses and streamlining labor processes; (7) increasing the service and sale activity in the digital channels, to increase the customers’ satisfaction and saving on overhead expenses, and (8) expanding the product range.

In the Group’s estimate, among the negative factors that affect or may affect its competitive standing, are the following factors: (1) The Group’s high debt rate which decreases the free capital available for financing and developing its business, and which decreases the flexibility of its response to changes in the market and economy, and it imposes heavy financial costs on them; (2) a partial merger of the activity of the Bezeq group’s companies in a manner that their activity shall be similar to the Group’s activity and shall strengthen their ability to offer service plans similar to the plans offered by the Group (see additional details below); (3) insofar as regulation shall apply that would burden the OTT services offered by the Group to its customers; (4) termination and/or granting additional reliefs in the structural separation obligation of Bezeq and/or Hot; (5) providing fiber-optic based internet infrastructure services by Hot and/or Bezeq; (6) the inability to turn IBC into the owner of extensive fiber-optic infrastructure form which the Group would be able to purchase services, or an adverse change to IBC’s competitive abilities; (7) an inability to make the required investments in the Group’s networks and in its business in general; (8) malfunctions and/or cyber-attacks that would harm the provision of telecommunication services by the Group and its image; (9) the provision of telecommunication services by the State of Israel or granting entities the option to provide telecommunication services to themselves, and (10) short and medium-term implications on the Group arising from terminating or changing the sharing agreement with Xfone.

The Company’s estimates regarding the negative factors that could affect its competitive position is deemed forward-looking information as such term is defined in the Securities Law, which are based on the Company’s current information as of the Report date, and include estimates and analyses of the Company according to its experience in the telecommunications market. These estimates could not materialize or could partially materialize, being subject to factors outside the Group’s control, including the materialization of all or some of the risks set forth in the framework of the risk factors in the Group’s area of activity, as set forth in Section 26 below.

11.3.	Competition in the mobile telecommunications market

There is intense competition in all aspects of the Israeli cellular telecommunications market, with penetration rates of approximately 113% which represent 10.4 million cellular users as of December 31, 2020, and an average churn rate of approximately 32% in 2020, a high churn rate compared to the churn rates in other developed countries. The Group’s churn rates in, 2019 and 2020 stood at 48.8% and 40.2%, respectively.

As of the Report date, the Group is active alongside ten additional cellular telecommunication operators: Four mobile network operators that own infrastructure (MNO): Partner, Pelephone, Hot Mobile, and Xfone, six virtual operators (MVNO) including: Rami Levy Hashikma Marketing Communication Ltd. (“Rami Levy”), Azi Communications Ltd., Free Telecom Ltd., and Cellact Communications Ltd.

The fierce competition in the cellular market increased even further after Xfone’s market entry in April 2018. The intense competition led to the current cellular services prices in Israel being among the lowest in the world.

In the Group’s estimate, the subscriber market shares of the various cellular operators, as of December 31, 2020, are: The Group approximately 31%, Partner approximately 26%, Pelephone approximately 23%, Hot Mobile approximately 15%, Xfone approximately 2%, and the virtual operators together approximately 2%.8

Competition may remain at current levels. Nevertheless, it should be noted that following the 5G tender, the cellular operators published offers for 5G plans that include expansive surfing plans at higher price levels than the prices of plans that do not include 5G services.

In the end equipment market the Group is competing with many providers, networks, importers, and international online trading platforms. The Group predicts that this competitive trend shall continue (For instance, Hot and the Israeli chain "Fox" recently announced the establishment of a joint retail chain) and shall include more international players and may exacerbate even more. The Company cannot estimate its market share in the equipment market.

8 This estimate is based on reports that were made public by other operators and on the Company’s estimates regarding operators that do not publish reports.

The Company’s estimates regarding the continued competition in the mobile communications market and equipment market as foregoing is deemed forward-looking information as such term is defined in the Securities Law, which are based on the Company’s current information as of the Report date, and include estimates and analyses of the Company according to its experience in the telecommunications market. These estimates could not materialize or could partially materialize, being subject to factors outside the Company’s control, including the materialization of all or some of the risks set forth in the framework of the risk factors in the Group’s area of activity, as set forth in Section 26 below.

11.4.	Competition in the fixed-line telecommunications market

The activity in the area of fixed-line communications includes activity in a few sub-areas, mainly infrastructure and internet connectivity services, local and international telephony services, and television services. Wholesale Market implementation allowed for the entry of additional operators that do not own infrastructure into addition sub-areas and led to an expansion of competition in all activities and to increased offerings of service plans from a few areas to the customer.

a.	Internet infrastructure services

The Hot group and Bezeq are the only entities in the State of Israel that own countrywide (or almost countrywide) fixed-line infrastructure. These groups are the main internet infrastructure providers for the private sector in Israel, and they also provide internet infrastructure services to operators that do not own infrastructure in the framework of the Wholesale Market. As of September 30, 2020, Bezeq has been providing internet infrastructure services to approximately 988,000 households, and Hot to approximately 705,000 households.9

Similarly, Partner offers internet infrastructure services to the private sector on an independent fiber-optic network deployed in selected residential areas.

The Group inter alia relies on the internet infrastructure of Bezeq, Hot and IBC (for additional details see Section 17.1 below) for the purpose of providing infrastructure services to its customers in the private sector. Insofar as IBC shall turn into an alternative with countrywide deployment, this is expected to positively affect the Group’s competitive position in the area of fixed-line communications, by reducing its dependency on Bezeq and reducing its costs.

Offering internet infrastructure services based on the fiber-optic of Bezeq or Hot may significantly increase competition in the field, but it would also increase the public’s awareness of the service and lead to a deviation of sales to fiber-optic infrastructure. Bezeq made a significant part of the required investments for operating a fiber-optic network of its own and began marketing its fiber optic service to its customers as of March 2021. As of the date of publication of this report this service is not yet available in the wholesale market. For details about Hot’s investment transaction in IBC that has not yet been approved, see Section 17.2 below.

As of December 31, 2020, the Group has been providing internet infrastructure services to approximately 293,000 customers and as of the date of publication of this report to approximately 297,000 customers. In the Group’s estimate, its market share is approximately 12%.

9 The data with respect to the number of households to which Hot provides internet infrastructure services is based on the Group’s estimates.

The Company’s estimates regarding the possible effect of expanding IBC’s deployment and Bezeq and Hot entering the field of fiber-optics on its competitive position is deemed forward-looking information, as such term is defined in the Securities Law, which are based on the Company’s current information as of the Report date, and include estimates and analyses of the Company. These estimates could not materialize, could partially materialize, could materialize differently than expected, or they could not materialize at all, being subject to factors outside the Company’s control, including the progress of fiber-optic infrastructure deployment by IBC, and Bezeq entering the field, as well as the materialization of all or some of the risks set forth in the framework of the risk factors in the Group’s area of activity, as set forth in Section 26 below.

b.	Internet connectivity services

The internet connectivity market is a competitive market saturated with competitors. As of the Report date, there are a few dozen internet connectivity providers in Israel, most of whom have no significant market share. Competition in this field is mainly concentrated on pricing the service. As of the Report publication date, the three main internet connectivity providers are: The Group, Bezeq International, and Partner. This is in addition to additional small providers, including a company in the Hot group and Xfone 018 Ltd. (the controlling shareholder of Xfone).

The offering of service plans and the aggressive campaigns of Bezeq and Hot, who offered significantly larger bandwidth at lower prices to end consumers, led to a significant decrease in the price of internet connectivity services. The price reduction alongside the constant growth in users, led to increased demand for larger bandwidth, which requires the Group to increase the capacity that it purchases from Bezeq and Hot, at prices that remain high. In December 2020, the Israeli Ministry of Communications announced a reduction in Wholesale Market prices for 2021, corresponding to the increase in users. The Group is acting towards also reducing prices for internet connectivity services separately from infrastructure services, and it is waiting for the Israeli Ministry of Communication’s decision on such matter.

Moreover, the offering of service plans for internet infrastructure and connectivity by using the Wholesale Market and increased competition in this field led to a loss of customers in the Group’s internet connectivity services. Insofar as competition in this field shall remain at current levels, the negative effect on the Group’s operating results is expected to continue.

As of the Report date, the Group cannot estimate what the effect shall be of adopting the proposed change by the Israeli Ministry of Communications regarding the termination of separating between internet connectivity and infrastructure, as set forth in Section 11.2 above, on the connectivity services and competition in this area.

The Company’s estimates regarding the possible effect of continued competition in the area of internet connectivity services on its results is deemed forward-looking information, as such term is defined in the Securities Law, which are based on the Company’s current information as of the Report date, and include estimates and analyses of the Company. These estimates could not materialize, could partially materialize, could materialize differently than expected, or they could not materialize at all, being subject to factors outside the Company’s control, including changes in the regulatory environment in which the Group is active, as well as the materialization of all or some of the risks set forth in the framework of the risk factors in the Group’s area of activity, as set forth in Section 26 below.

c.	International calls services

The international calls services market changed a lot in recent years. The use of free and alternative communication technologies such as VOIP and WhatsApp calls led to a decreasing trend of the telephony services market, in particular the revenue from international telephony services, which in the Group’s estimate is expected to also continue in the future.

The Group is one of the main providers of international calls services in Israel, while the Group’s main competitors are Bezeq (through its subsidiary - Bezeq International) and Partner (through a fully owned corporation). Similarly, there are additional competitors such as Xfone Communication Ltd. and Hot (through fully owned corporations or related companies).

In the Group’s estimate, as of December 31, 2020, the Group’s market share in the market for international calls services is approximately 20-30%.

d.	Fixed-line telephony services (domestic operator)

The fixed-line telephony market has for many years been controlled by the Bezeq group, a monopoly in the fixed-line telephony market, and by the Hot group. According to publications by the Israeli Ministry of Communications, as of December 31, 2018, Bezeq held approximately 66% of the market share in Israel’s fixed-line telephony market (and a larger market share among business partners). Additional providers in the area of domestic fixed-line telephony services are the Group and Partner.

The Group offers fixed-line telephony services to business customers and fixed-line telephony services through VOB technology to its private customers. In the Group’s estimate, its market share in the market for fixed-line telephony services is not material.

For details regarding fixed-line telephony services in the framework of the Wholesale Market, see Section 21.5(2) below.

e.	Other fixed-line services

Transmission and data communication services, which are designed for business customers and for communication operators, are provided by the Group and the Bezeq group, Hot and Partner, and since 2019 also by IBC. In 2019 competition in the field intensified, mainly due to plans offered by the Hot and Partner groups, the Bezeq group’s price reductions, and increased consumption.

IOT services are provided by the Group, the Bezeq group, Pelephone, Partner, other integration companies in the software sector, and by additional players entering this market. The Group competes with these companies through offering a wide range of advanced IOT solutions in cooperation with leading providers of IOT technologies and services. The market for IOT services is characterized by large competition, and in its framework communication operators offer both communication solutions and end to end solutions for the customers. The Group cannot estimate its share in this market.

f.	Multi-channel OTT television services

Until the Group’s entry into the multi-channel television market in December 2014, the multi-channel television market was controlled by Hot (a declared monopoly in this field) and Yes (from the Bezeq group), which as of September 30, 2020, provided this service to approximately 777,000 and 556,000 households, respectively.10

The Group offers internet based multi-channel television services (OTT services which integrate Netflix and Amazon Prime (internet-based VOD content providers), including through direct access from the Group’s television platform. As of December 31, 2020, the Group has been providing this service to approximately 251,000 customers. In the Group’s estimate, its market share in this field is approximately 14%.

Similarly, Partner markets an OTT solution that includes Netflix and the Amazon Prime service. Hot and Yes each market a discounted OTT brand, called Next TV and Sting TV, respectively. In addition to this, in the framework of transitioning from satellite broadcasts to OTT technology, Yes launched an additional OTT brand referred to as Yes+.

The service offered by the Hot group also includes Netflix. It should be noted that Netflix and Amazon Prime provide their services to viewers in Israel, as a complementary service to existing content of the current competitors. In the Group’s estimate, the competitive trend shall continue in the future and may include the entry of international players, as well as additional Israeli players.

12.	Fixed property, land, and facilities

12.1.	General

The net balance of the Group’s fixed property as of December 31, 2019, and December 31, 2020, is approximately NIS 1,402 million and approximately NIS 1,432 million, respectively.

For details regarding restrictions on pledging the fixed property and the equipment used for providing services in the framework of the Group’s licenses, and additional restrictions on the Group in creating a pledge on its assets, see Sections 18 and 18.5 below.

For details regarding a backup system for disaster recovery, a business continuity plan and a disaster recovery plan, see Section 12.2 below.

10 The data with respect to the number of households to which Hot provides multi-channel television services is based on the Group’s estimates.

12.2.	Networks

The Company’s entire activity is based on its networks, below are details regarding the Company’s networks in its areas of activity:

Mobile communications

The Group’s cellular networks equipment, including cell sites spread out all over the country, which provide telecommunication coverage to the vast majority of populated areas in Israel.

As of the Report date, the Group operates networks with LTE technology (“4G Network”), UMTS/HSPA+ (3G and 3.5G) (“3G Network”), and GSM/GPRS/EDGE (2G and 2.5G) (“2G Network”), which cover the vast majority of populated areas in Israel, and it is in the process of deploying and operating a 5G network.

In February 2021, the Israeli Ministry of Communications decided to require cellular operators to perform an additional stage of their universal deployment commitment with respect to the 4G Network, generally within two years from the date of the decision (excluding Xfone, for which the instruction date to perform an additional stage applies only in 2022).

In December 2020, the Israeli Ministry of Communications published a hearing regarding the closure of the 2G and 3G Networks by the end of 2025. This process, if carried out, would allow the Group to save on the operating costs of these networks and utilize the frequencies that would be freed up, should they remain in the Group’s possession,11 to improve the performance of the 4G and 5G networks.

11  See Section 11.2 below.

Below are details about the Group’s cellular networks:

a.
4G (LTE) Network - launched in 2014. Allows downloading and uploading data at a rate of up to approximately 150 megabits per second and approximately 50 megabits per second, respectively, and including the 4G frequencies subject of the 2020 frequencies tender, at a rate of up to approximately 400 megabits per second and 70 megabits per second, respectively. The majority of data traffic on the Group’s networks is through this network, which covers most of Israel’s population. Upon activation of the VOLTE (Voice Over LTE) service, which allows making calls on the 4G Network, a gradual transition shall begin for calls from the 3G Network to this network. Further to the Group winning the frequency tender, as described in Section 13.5 below, the Group intends to continue the deployment of the additional 4G frequencies network in order to continue allowing its customers a data transfer service at the highest rate possible. The Group’s 4G Network is shared with Xfone (in MOCN configuration). For additional details regarding the network sharing agreement with Xfone, see Section 23.1 below.

b.
3G Network (UMTS/HSPA+) - As of the Report date, the majority of calls traffic on the Group’s networks is through this network. The network allows fully interactive multimedia services by downloading and uploading data at a rate of up to approximately 42 megabits per second and 5 megabits per second, respectively. This network, which supports services that sometimes require a high data transfer rate, allows supporting 4G by way of dividing the traffic.

c.
2G Network (GSM/GPRS/EDGE) - a network that also covers most of Israel’s population and allows voice calls, data transfer and multimedia services, but at speeds lower than those possible through the 3G and 4G Networks. This network allows certain support of the above 3G and 4G Networks.

d.
5G network (NR 5G) - The 5G network is based on an advanced technological standard (78N), which allows uploading and downloading data at higher rates (up to 1.3 gigabits per second and 50 megabits per second, respectively, on a frequency bandwidth of 100 megahertz). The network is expected to facilitate more widespread use of technologies in the area of the internet of things (IOT). In 2020 the Group began to deploy the network in selected areas, and it intends to continue such deployment in the next few years.

The Group intends to continue responding to demand for data communication and UMTS/HSPA+ technology while maintaining quality service. In addition, the Group intends to continue the optimization of its networks in order to provide its customers with the maximum support in videos and additional content that require broadband.

The connectivity to the Group’s cellular network is primarily provided through an independent fiber-optic network, while using microwave equipment12 as a complementary solution. Similarly, the Group leases additional supplementary capacity from Bezeq, Hot, and IBC.

According to the regulator’s requirements from all telephony service providers in Israel, the Group’s cellular network is directly or indirectly connected to the networks of the other telephony services providers in Israel.

The Group has an operations center, located at the Group’s Netanya headquarters, which is equipped with the means required for the purpose of continuously monitoring all frequencies and sites, for identifying malfunctions, and for dispatching technicians to treat malfunctions. The Group’s support systems allow the supervision of the system’s quality and for locating equipment that does not meet the threshold performance requirements. Similarly, these systems create a statistical mapping of the system’s performance and a failure alert (such as: blocked calls, disconnected calls, equipment malfunctions, etc.). In addition to this, the Group has a backup system on a separate site, and a disaster recovery plan for the Group’s engineering and information systems. The backup system even grants the system additional advantages, including larger capacity in certain cases and greater durability that increases the network’s survivability in case of damage to one of its components. Similarly, the Group also has a business continuity and disaster recovery plan for guaranteeing the continuation of its business in accordance with the license requirements.

12 Equipment used for operating a microwave artery - a communications artery between 2 points, in high frequency ranges.

The Group’s forecasts with respect to the deployment of the 4G and 5G Networks, including optimization of these networks and its results, are deemed forward-looking information as such term is defined in the Securities Law. These are predictions the materialization of which are not certain, being subject to factors outside the Group’s control, and among others is subject to the effects of the risks set forth in the framework of the risk factors in the Group’s area of activity, as set forth in Section 26 below.

Fixed line communications

Most of the Group’s fixed assets in this area of activity is a transmission network connecting the majority of populated areas and most business centers in Israel to the Group’s systems, and connecting most of its cell sites, in the area of cellular communications, to the Group’s switches. The transmission network allows the Group to provide its business customers with telephony services, transmission services, and advanced data transfer and fixed-line communications services.

The Group established and is operating a SDH transmission network as well as a Carrier Ethernet network, and from time to time it expands and upgrades these networks. These networks, which cover the majority of populated areas and most of the business centers in Israel, and which include real-time malfunction management and monitoring systems, allows the Group to provide its business customers with telephony data transfer (transmission) services at high speeds and quality, while reducing the need on its part to lease additional capacity from external providers.

The Group’s fiber-optic transmission network is strategically deployed with the purpose of providing coverage to most of Israel’s business centers, from Nahariya in the north to Beer Sheva in the south and to Afula and Jerusalem in the east, and its length is approximately 1,990 km. The fiber-optic transmission network is monitored by a malfunction management system that monitors in real time, in order to allow the Group to provide high quality services. In order to efficiently complete coverage of the Group’s network to most of its cellular sites and to the Group’s transmission and domestic business operator customers, the Group uses a microwave network as a complementary solution for regions that are not covered by the Group’s transmission network, which is based on fiber-optics. As of December 31, 2019, the Group has approximately 2,617 microwave links to the Group’s cellular sites, and to the transmission and domestic business operator customers of the Group.

The Group pays the State of Israel a usage fee for frequencies that it uses through the microwave network. Similarly, the Group leases additional capacity from Bezeq and Hot that is required for the fixed-line services provided to its business customers.

For details about the sale of the Group’s independent fiber-optics infrastructure in residential areas to IBC, and the purchase of the IRU right in IBC’s fiber-optic infrastructure, see Sections 17.3 and 17.1 below, respectively.

As of the publication date of this Report, the Group’s internet infrastructure is composed of switch sites located in Haifa and Netanya, which are connected through underwater fiber-optic systems in which the Group purchases long-term rights of use, for two overseas switching nodes, in Frankfurt and London, and through which the Group’s network is connected to the global Internet (the “Underwater Cable”). This Internet infrastructure includes backup capability in order to guarantee continuity of service.

12.3.	Real Estate

The Group owns no property, and its activity (the Group’s headquarters, call centers, warehouses and stores) is conducted on property that is leased. Below is a description of the material lease agreements that the Group is party to:

a.
The Group’s headquarters in Netanya - In 2003, the Group engaged in a lease agreement of an asset with an area of approximately 58,000 sqm, including approximately 32,000 sqm to be used for the Group’s offices and including approximately 26,000 sqm used as an underground parking. The agreement ends in December 2022, while the Group has an option to extend it for two additional periods of approximately 5 years each. Since 2015 the Group has been leasing part of the asset (as of the Report date approximately a quarter of its area) under a sublease for a period of up to three years. The sub-tenants have the option to extend the sublease for additional similar periods, under certain circumstances set forth in agreements with them.

b.
Technological-logistical center in Netanya - In 2010 the Group engaged in a lease agreement with respect to a property with an area of approximately 11,000 sqm, which serves as the Group’s technological-logistical center. The lease agreement ends in December 2022, while the Group has an option to extend the lease agreement until July 2026. Should the Group not exercise such option, it must pay compensation of approximately NIS 8 million. Since 2015, the Group has been renting out part of the property (as of the Report date approximately 6,100 sqm) under subleases for periods of between 5 to 6 years. The sub-tenants have the option to extend the sublease for an additional period, under certain conditions set forth in agreements with them.

c.
Properties in Haifa, Tel Aviv, and Rosh HaAyin - The Group is leasing a property in Haifa with an area of approximately 8,900 sqm, a property in Tel Aviv with an area of approximately 1,500 sqm, and a property in Rosh HaAyin with an area of approximately 3,050 sqm. The properties in Haifa, Tel Aviv, and Rosh HaAyin serve the Group as offices, call service centers and warehouses for servers and equipment. The Haifa lease agreement ends in December 2021, while the Group has an option to extend it for two additional periods of approximately two years each. The Tel Aviv lease agreement ends at the end of 2023, while the Group has an option to extend it for two additional option periods of two and a half years each. The Rosh HaAyin lease agreement ends in December 2021, while the Group has an option to extend it for three additional periods of approximately two years each. The Group rents parts of the Haifa and Rosh HaAyin properties to subtenants.

d.
Service centers and points of sale - As of the Financial Statements date, the Group is leasing approximately 70 service centers, points of sale, and additional installations that serve the Group for purpose of sales and providing services to its customers. According to most, the lease agreements are for periods of approximately 3 years with a variable option to extend for additional periods. The Group is constantly acting to reduce and close points of sale the activity of which are a loss, and on the other hand to open points that improve the network’s deployment and increase sales.

e.
Switches and cell sites - The Group leases sites from various factors (both from local authorities and from government bodies such as the Israel Land Authority and from private entities), for the purpose of establishing, maintaining, and operating cell sites that serve its cellular telecommunication network. The lease agreements in this context are mostly for periods of between two and five years, with an option to extend for similar periods and with an option to terminate under certain circumstances. In certain agreements the landlord may terminate the contract at any time and for any reason whatsoever, subject to prior warning. On the basis of past experience, the Group encountered difficulties in extending the leases in approximately 5% of cell sites, which sometimes requires the Group to pay higher rent in order to leave its installations in the same regions or find alternative sites.

The Company’s estimate regarding an exacerbation of the difficulties in extending lease agreements for purpose of its cellular telecommunication installations is deemed forward-looking information as defined in the Securities Law, which is based on the Company’s current information as of the Report date, and it includes an estimate and analysis of the Company according to the Company’s cumulative experience in connection with such lease agreements. Such estimate may not materialize or may partially materialize, since it is affected by an abundance of factors that are outside the Company’s control, including the materialization of all or some of the risks set forth in the framework of the risk factors in the Group’s area of activity, as set forth in Section 26 below.

f.
Storage of equipment and telecommunication servers - The Group is leasing areas all over Israel used for storing equipment, telecommunication servers, and additional telecommunication equipment for purpose of providing the fixed-line service. In addition, the Group is leasing storage space for its servers and relevant equipment in London and Frankfurt.

g.
Permission agreement with the Israel Land Authority - In June 2013, the Group renewed its permission agreement with the Israel Land Authority, for the use of land in order to establish and operate Small and Very Small Transmission Handsets as such are defined in National Zoning Plan 36. The agreement ended in December 2019, and currently the Group is conducting negotiations on the terms of a new agreement. The license agreement sets forth that subject to prior approval from the Israel Land Authority, the Group may establish and operate transmission handsets on the land, including on land leased to third parties, for the duration of the license period. Similarly, it was determined that specific licenses and contracts to be executed following the license agreement, shall under certain circumstances be cancelable by the Israel Land Authority, subject to prior notice. In addition, the Group undertook to vacate all facilities installed in the licenses areas at the end of the agreement period, unless the license agreement is extended.

The rent that was attributed in the Company’s consolidated financial statements (whether as rental income or as amortization expenses, in light of implementing IFRS 16) for the foregoing land, summed up in 2018, 2019, and 2020, to approximately NIS 256 million, NIS 252 million, and NIS 256 million, respectively.

13.	Intangible Assets

13.1.
Goodwill - Goodwill in the Company is created when allocating surplus costs following the acquisition of subsidiaries. Goodwill is examined at least once a year for purpose of examining devaluation. Goodwill is not methodically reduced. Total goodwill in the Company’s books as of December 31, 2020, is approximately NIS 1,563 million, out of which NIS 831 million for goodwill attributed to the mobile sector and NIS 732 million for goodwill attributed to the fixed-line sector. For additional details see Note 14 to the Financial Statements.

13.2.
Customer relations and brand - Upon the acquisition of the subsidiary Golan, intangible assets of customer relations and brand were identified, totaling NIS 110 million and NIS 35 million, respectively. These assets are lowered over a period of 6 and 10 years, respectively.

13.3.
Cost of customer acquisition - The Company capitalizes incremental costs for purpose of achieving a contract with customers, while the Company is expected to return these costs according to IFRS 15. The Company subtracts these assets according to the average customer churn rate.

For additional details regarding the manner of allocating the surplus costs created in the acquisition of Golan and the examination of the impairment of goodwill, see Note 17 to the Financial Statements.

13.4.	Licenses - For details about licenses held by the Group for purpose of providing services in the mobile and fixed-line communications field, see Section 21.3 below.

13.5.	Rights to use frequencies in the area of mobile communications

Allocation of frequencies

The availability of frequencies in Israel is limited, and the allocation of the frequencies is made by the frequencies commission through a licensing process. The Group has the right to use frequencies for purpose of providing telecommunication services on its communication networks. The license fees that the Group paid on the date it won the frequencies and prior to obtaining the license, are deducted in the Company’s financial statements over the license period. In addition, the Group pays quarterly fees in fixed amounts (index-linked) for the right to use these frequencies. For additional details see Note 34E to the Financial Statements.

As of the Report date, the following frequencies were allocated to the Group for purpose of providing cellular communications services:

•	2X5 MHz in the 850 MHz frequency band that are used for the Group’s 3G network.

•
2X25 MHz in the 1800 MHz frequency band, used for the Group’s joint 4G Network and 2G Network. 2X3 MHz from these frequencies were allocated to the Group in a 4G tender (in 2014) for a period of only 10 years, unlike other frequencies allocated to the Group in the past for the Cellular License period, and 2X5 were originally allocated to Golan, and upon the completion of its acquisition by the Group, they were allocated to Cellcom until the end of 2023.

•	2X10 MHz in the 2100 MHz frequency band used for the Group’s 3G Network.

•	In the framework of the joint network, use is made of 2X5 MHz in the 1800 MHz frequency band, which were allocated to Xfone.

•
In the 2020 Tender (as defined below) the Group was allocated 5 MHz in the 700 MHz frequency band, for a period of 15 years; 10 MHz in the 2,600 MHz frequency band for a period of 15 years; and 80 MHz in the 3,500-3,600 MHz frequency band for a period of 10 years;

Xfone, the Group’s partner in the joint network, won 5 MHz in the 700 MHz frequency band, for a period of 15 years; 10 MHz in the 2,600 MHz frequency band for a period of 15 years; and 20 MHz in the 3,500-3,600 MHz frequency band for a period of 10 years. These frequencies have not yet been allocated to it.

Cellcom was temporarily and for limited use allocated 5 MHz in 700 MHz and 10 MHz in 2,600 MHz, which are later designed for allocation to Xfone, the Group’s partner to the joint network, as the winning frequencies of the 2020 Tender ("the Temporary Frequencies").

In the hearing with respect to shutting down the 2G and 3G Networks mentioned in Section 12.2 above, the Israeli Ministry of Communications expressed a position whereby the validity of allocating the frequencies that were allocated to the Company for the services of the cellular 2G and 3G networks shall expire in 2022 (the expiration date of the Company’s license, if not extended), and it also noted that it is considering to recommend the extension of such allocations until the end of 2025, according to the proposed outline in the hearing and as of the last date offered for the closure of the 2G and 3G technologies. In addition, the ministry announced that it intends to examine the manner of allocating the frequency bands after the end of the extension period, including the examination of possibilities to conduct a tender with respect to the relevant frequency bands and to continue extending the current allocations.

Insofar as the allocation of such frequencies shall not be extended, or alternatively if the Company shall not be allocated substitute frequencies, the Group may not be able to maintain the same quality level of the cellular telecommunication services that it offers.

Winning the frequencies in the 2020 Tender

For the new frequencies that the Group and Xfone won in the frequencies tender conducted in 2020 (“2020 Tender”), the Group and Xfone shall pay NIS 115 million in 2022.

The 700 MHz frequency bands shall be used as the main frequency increasing the coverage for the 4G services, and in the future also for the 5G services.

The frequencies that Xfone won together with the Group in the 2020 Tender, and which shall be allocated to Xfone, shall be available for the Group’s use according to terms to be agreed with them, including with respect to their period of use (and so too 5 MHz in the 1,800 MHz frequency bands that Xfone won before it entered into the network sharing agreement, which are at the joint network’s disposal), and insofar as they shall not be available for the Group’s use, including due to the termination of the sharing agreement, it may not have enough frequencies to maintain the same level of quality of the cellular telecommunication services that it offers. In such case the Group would be required to request from the Israeli Ministry of Communications to permanently allocate it the Temporary Frequencies that were allocated temporarily as foregoing, and/or other frequencies, as applicable.

The use of the additional frequencies that the Group and Xfone won in the 2020 Tender requires the establishment or change of most cellular sites, which involves material investments, and which in the Company’s estimate shall be made within a period of up to 4 years. The difficulties in obtaining the required approvals and permits may prevent the Group from complying with the deployment requirements set forth in its license, which may credit it with performance-based incentives, as well as expose it to legal proceedings and the implications of such proceedings.

Notwithstanding the above, the Israeli Ministry of Communications may, after the passage of four years from the frequency allocation, without compensation or consideration, reduce the frequency area within which the Group is allowed to act, in general or in certain geographical locations, for the purpose of more efficiently utilizing the frequency spectrum in Israel, and it may even order the Group to share such a frequency with additional operators, in coordination with them.

The Company’s estimates regarding the possible implications of the lack of option to use Xfone’s frequencies and the 2G and 3G frequencies as set forth above are deemed forward-looking information as defined in the Securities Law. The Company cannot estimate to what extent the difficulties in allocating the frequencies and obtaining the approvals and permits shall affect the Group’s operating results. The Company’s estimates may not materialize or may partially materialize or in a manner different than expected, since they are affected by an abundance of factors that are not in the Company’s control and they are inter alia subject to the effect of the factors set forth above and any change that shall occur in them, and to the effect of the risk factors in the Group’s area of activity, as set forth in Section 6.26 below.

Requirement to switch frequencies

In March 2020, the Israeli Ministry of Communications informed the Group and an additional cellular operator that they are required to switch from the 850 MHz frequency band that was allocated to them, to the 800 MHz frequency band, so that they shall be compatible with the European standards and the region where the State of Israel is located.

As of the Report date, the Group’s bandwidth in the 850 MHz frequency band was reduced from 10 MHz to 5 MHz, and it was moved to a substitute band. At the next transfer stage, on a later date to be determined, the Israeli Ministry of Communications shall allow the Group to receive a frequency band in the 800 MHz area, and at the last stage, on a later date to be determined, the frequency band in the 850 MHz area shall be terminated, and instead the Group shall be offered a frequency band that is completely in the 800 MHz frequency band. The Israeli Ministry of Communications shall consider allocating part of the revenue from frequency tenders in the 800 or 900 MHz frequency bands, if any such tenders shall be conducted, towards accelerating the process of switching frequencies, as aforesaid.

The completion of the foregoing frequencies switch shall require material investments and replacing radio equipment in most of the Group’s cellular sites.

The Company’s estimates regarding the possible effects of transferring to frequencies that are compatible with the European standards as set forth above, are deemed forward-looking information as defined in the Securities Law. The main facts and data that served the Company as a basis for such estimate are its experience over the years with upgrading the network to new technologies. These estimates may not materialize or may partially materialize, since they are affected by an abundance of factors that are not in the Company’s control and they are inter alia subject to the effect of the risk factors in the Group’s area of activity, as set forth in Section 26 below.

13.6.	Trademarks

As of the Report date, the Group has more than 160 domains and nearly 100 trademarks and registration requests. The Group’s main trademarks are Cellcom, Talkman, Cellcom tv, Netvision, 013 Netvision, and Golan Telecom. In addition, the Group has a number of registered patents.

According to its needs, the Group submits requests to register trademarks from time to time, and it also constantly tracks validity renewal dates of its registered trademarks, and it from time to time extends the validity of those that it uses.

Such trademarks that include the Group’s main brands, help differentiate its services and products compared to its competitors.

13.7.
The GSM Association - The Group is a member of the global GSM Association, which gathers various cellular operators from all around the world that use the GSM technology. As a member of the Association, the Group may use the Association’s intellectual property rights, including use of the Association’s logo and its trademark.

13.8.
Software rights - In addition, the Group uses computer software and systems, some of them under licenses that it purchased and some that were developed by the Group. A considerable part of such licenses are limited in time and are renewed from time to time.

14.	Human capital

The Group’s ability to achieve its strategic goals to a large extent depends on the quality of its employees, and therefore the Group is acting to hire the most suitable candidates for every position, and to grant the employees the training that they require for effectively performing their tasks. The Group sees great importance in its employees being satisfied, while making sure they are efficient and productive. The Group implements a performance appraisal system that from time to time analyses the employees’ performance and helps the Group to improve their performance and accordingly their compensation, and it helps identifying, maintaining, and promoting its best employees. In accordance with the Group’s service concept, approximately 74% of the Group’s manpower is engaged in roles directly dealing with customers.

14.1.	Below is a description of the Group’s organization structure as of the Report date:

14.2.	Employee headcount

 Below are details about the number of employees in the Group according to its organizational structure:13

	31-Dec-2020	31-Dec-2019	31-Dec-2018
Management and HQ	42	51	54
Human resources	133	159	176
Marketing and television	34	38	42
Customers*	2,144	2,314	2,666
Finances	89	104	109
Engineering	297	335	331
Information systems	181	205	199
Subsidiaries**	35	59	60
Total	2,954	3,265	3,637

* Units that provide services to the customer, including business customers, sales, retail apparatus, customer home apparatus and customer service.

** Companies of which the Group holds more than 50% of their issued share capital, but not including employees of Golan, which was acquired by the Company and Dynamica in August this year, whose employees are included in the various units.

13 It is clarified that the below data refers to positions in any department (as opposed to number of employees). Meaning, one full position may be made up of two employees who each work part-time. The data reflects the Group’s organizational structure as of 2020. The data for previous years was presented accordingly.

14.3.	Material changes in the employee list during the period described in the Report

As set forth in Section 14.20 above, the decrease in the Company’s employee headcount in 2020 compared to 2019, and in 2019 compared to 2018, mainly derives from voluntary retirement plans adopted by the Company, as set forth in Section 14.6 below. On the other hand, the headcount data as of December 31, 2020, includes the employee headcount in Golan, the acquisition of which was completed at the end of August 2020.

14.4.	Training

The Group customarily sends its employees for training, which includes professional courses, general training in the area of customer service, management training, etc.

The representatives of the telephone and frontal customer service and the other employee teams that interact with customers undergo extensive training before starting to perform their functions in the Group, and ongoing training during the course of their performance.

14.5.	Terms of employment

The Group has personal employment agreements with its employees, some of whom earn a monthly global salary, and some of whom are employed on a monthly or hourly salary. A performance-based incentive is added to most of the service and sale employees .

In addition, most of the Group’s employees are subject to the provisions of the Group’s current collective employment agreements. The vast majority of the Group’s employees is signed on confidentiality and non-competition agreements.

For details about the collective employment agreements, see Section 14.6 below.

For details about senior officer's compensation, see Section 21 in Chapter D of this Periodic Report.

14.6.	Collective employment agreements

In July 2018, the Company and Dynamica engaged in a collective employment agreement with the employees’ representative and the Histadrut for a period of three years, until the end of 2020 (the “2018 Agreement”). The 2018 Agreement applies to all of the Group’s employees, except for employees in certain roles. The 2018 Agreement defined the Group’s policies and employment terms in different aspects, which are better than the requirements of Israeli law, including provisions regarding minimum salary, raising the annual salary, incentives, benefits, provisions to the advanced study fund, participation in the Group’s operating profit (from a certain threshold) and annual or one-time payments. In addition, a welfare budget for employees and various procedures were determined that inter alia pertain to staffing company positions, changing the place of employment, and dismissals. In May 2019, the Group, the employee representatives, and the Histadrut engaged in a new collective employment agreement (the “2019 Agreement”), which amends the 2018 Agreement, in the framework of which the Group’s costs with respect to the collective employment agreement were reduced, and the Group granted eligible employees options and RSUs, and RSUs to the employees association.

In Q4 of 2019, the Group, the employee representatives, and the Histadrut reached agreements, and in February 2020 the parties engaged in a new collective employment agreement (the “2020 Agreement”), whereby, inter alia: a voluntary retirement plan would be launched; the Group would grant eligible employees options and RSUs, in three installments, subject to the fulfillment of certain conditions and subject to the vesting set forth in the agreement; and the employees would be entitled to propose a candidate to serve as a director in the Company’s board of directors (subject to approval of the Company’s competent organs).

Each collective employment agreement set forth that it terminates an earlier collective dispute that was announced by the Histadrut.

In Q2 2018 and Q1 2020 (according to the 2020 Agreement as set forth above) the Group together with the employees’ representative launched voluntary retirement plans for employees. The Group’s costs for such plans were approximately NIS 26 million and NIS 45 million, respectively.

As of the Report date, the Group is negotiating with the employees' representatives on a new collective employment agreement.

In April 2016, Golan engaged in a collective employment agreement with the National Workers’ Union and the company’s employees’ representative, which with respect to some of Golan’s employees (most of the sales and customer service employees) inter alia regulates the working relationship with Golan, employment of employees and terms of employment, trial period, terms of salary and welfare, grants, advanced study fund, pension arrangements, termination of employment relationship, dispute settlement, etc. The collective employment agreement was extended on October 31, 2019, with certain changes, and is valid until October 31, 2022.

In June 2020, following the intention to sell Golan to the Group, a special collective employment agreement was executed between Golan and the National Worker’s Union and Golan’s employees’ representative. The agreement inter alia set forth that all agreements, arrangements, and current practices in Golan prior to the agreement’s execution shall continue to apply to the employment relationship until October 31, 2022, and that during this period Golan’s status as a separate bargaining unit would be maintained; permanence was granted for current employees with seniority determined in the agreement; a sale grant was agreed upon that is to be distributed to eligible employees and a grant for purpose of the welfare activity.

14.7.	Employee compensation plans

a.	Performance-based compensation for employees - some of the Group’s employees are entitled to an annual grant that is based on the Group’s performance and their personal performance.

b.	Capital compensation for employees - in March 2015 the Company adopted an option plan and/or restricted share units for employees, officers, and service providers.

c.
Compensation of officers policy – on August 12, 2020, the general meeting of the Company’s shareholders, upon the recommendation of the compensation committee and approval of the Company’s board of directors, ratified the compensation policy for the officers of the Company, and its update.

15.	Vendors

The Group has agreements with many vendors for buying communication equipment, information systems, content services, end-user equipment, etc.

Primary vendors

The Group considers primary vendors those vendors accounting for more than 10% of the Group’s total annual purchases. Accordingly, Samsung International Co. Ltd. (“Samsung”) was a primary vendor of the Group in 2020, as the Group’s purchases from it constituted approximately 13% of the Group’s total purchases during such period. Samsung provides the Group with Samsung cellular phones and spare parts for such handsets. The purchase terms, including price, are determined from time to time in negotiations between the parties.

Dependence on vendors

Termination of the engagement with some of the Group’s vendors could harm the quality of some of the Group’s services or result in having its licenses revoked due to noncompliance with the license requirements and therefore the Group is dependent on them. Details on such vendors follow:

15.1.	Cellular network equipment

(1)
In April 2014, the Group entered into a framework agreement with NSN Israel, a member of the Nokia Networks Group, an international networks manufacturer, for the purchase of an LTE network that supports the LTE-Advanced technology (4.5G) and ancillary services. This agreement also applies to the purchase of equipment and services provided according to the Group’s previous agreement with NSN Israel in connection with the core system, radio access network, and ancillary services and products for the Group’s GSM/GPRS/EDGE/UMTS/HSPA networks. Under the agreement, the Group is entitled to purchase maintenance services annually until March 2030. In 2020, the Group bought network core components from NSN to transmit calls through using a 4G network (VOLTE) and radio access equipment for its joint network with Xfone to support new frequencies (4G and 5G) won in the 2020 tender.

(2)
In September 2005, the Group entered into agreement with LM Ericsson Israel Ltd. for the purchase of a radio access network and ancillary products and services with UMTS technologies. In December 2011, the Group engaged with LM Ericsson Israel Ltd. to purchase upgraded UMTS/HSPA products and ancillary products. Under the agreement, the Group may purchase maintenance services annually until 2026.

(3)
The Group uses the intelligent platform of Telcordia Technologies Inc. (acquired by Ericsson), which provides services to the Group’s cellular networks and allows it, at minimal cost, to internally develop sophisticated services with a short time-to-market that are customized to the Israeli market requirements.

15.2.	End-user equipment

(4)	In October 2016, the Group entered into agreement with Apple Sales International for the purchase and distribution of iPhones handsets in Israel. The agreement is in effect until March 2021.

(5)	For details regarding the Group’s engagement with Samsung, see the description of primary vendors above in this Section 15.

15.3.	Internet infrastructure

(6)
Between 2013 and 2020, the Group executed multiple agreements with TI Sparkle and Tamares Telecom Ltd., for purchasing rights to use certain capacities in the submarine optical cable that connects the Israeli Internet with the global Internet, in addition to maintenance and operating services for said infrastructure. The rights of use for most of the capacities purchased by the Group shall be in effect until 2032.

(7)
The Group entered into with agreements with Bezeq and Hot, the Israeli market’s primary Internet infrastructure providers, to provide connectivity services to the Group. Because of the increased demand for broadband bandwidth among Group customers in recent years, the Group is occasionally required to increase the capacities it purchases from Bezeq and Hot, albeit at a lower growth rate than previously required thanks to efficient and advanced technologies and the alternative of purchasing Internet infrastructure services from Bezeq and Hot in the framework of the Wholesale Market and the supply of Internet services to customers through IBC’s fiber-optic network.

(8)
Since 2015, the Group has been purchasing bit-stream access (BSA) Internet infrastructure services from Bezeq according to the terms of the Wholesale Market regulating both the service specifications and the service prices, which include a fixed component and a component based on the capacity required by the Group for its customers. The scope of BSA service procurement from Bezeq has increased over the years, according to the increase in the Group’s engagements with customers who purchase Internet infrastructure services from the Group, and the increase in the demand by the Group’s customers for greater bandwidth (capacity), although the pace has been lower in recent years due to alternatives as set forth above. For more details regarding the terms of the Wholesale Market, see Section 21.5(2) below.

(9)	For the agreement between the Group and IBC to purchase indefeasible rights of use (IRU) for IBC’s fiber-optic infrastructure, see Section 17.1 below.

(10)
In February 2015, the Group executed an agreement with Bynet Data Communications Ltd. for the purchase of a transmission network and IP manufactured by Cisco Systems Inc. (“Cisco”). In 2020, the Company engaged with Cisco to upgrade this network. The Group also purchases maintenance services from Cisco for the system and for other IP systems.

15.4.	Other vendors in the fixed-line communications area

(11)
In June 2004, the Group entered into an agreement with Nortel Networks Israel (Sales and Marketing) Ltd. (currently, with Ribbon Communications that acquired Nortel’s operations) for the purchase of an international communications switch that is used to provide international call services, as well as equipment and ancillary services.

(12)	BroadSoft, Inc. supplies the Group with a system to provide advanced fixed-line cloud-based telephone operator services to business customers.

15.5.	Equipment and content for the OTT television services

(13)
In 2019, the Group entered into an agreement with Kaltura Europe Ltd., for the purchase of a new cloud-based content management platform for the Group’s OTT television services (that replaced Ericsson LM’s system for OTT TV services the Group used until the end of 2020). Among others, the new platform enables, inter alia, integration, management, distribution, analysis and protection of the content.

(14)
In 2013, the Group engaged with Vubiquity Management Ltd. (later acquired by Amdocs Israel Ltd.), a leading global provider of multi-platform video services and solutions, to provide international content and content operation services for the Group’s OTT television service. The agreement is in effect until the end of 2022. The agreement may be renewed by additional one-year periods, unless either party terminates it sooner with prior notice.

(15)
In October 2014, January 2016, and December 2016, the Group engaged with REG Group Ltd., One Sports Television Services Ltd., and Charlton Ltd., respectively, to purchase the broadcasting rights for the sports channels they operate exclusively; each agreement was made for 5 to 6 years.

(16)
The Group engages with Israeli copyright organizations for arranging the use of content in the music services and Cellcom tv service. The consideration paid to the royalties organizations varies and is set according to the market standards, based on the scope of using the rights on Cellcom services.

(17)
In October 2014 and July 2017, the Group engaged with Keshet Broadcast Ltd. (“Keshet”), Reshet Noga Ltd. (“Reshet”), and the Israeli Broadcasting Corporation (the “Broadcasting Corporation”) respectively, in the framework of which the Group received a license to use content of Keshet, Reshet, and the Broadcasting Corporation on Cellcom tv; the agreements were made for 5 to 7 years; the agreements with Reshet and Keshet include consideration arrangements, based on the number of Cellcom tv subscribers.

15.6.	Information systems

The Group uses a variety of information systems that allow providing customer service while improving internal processes in the Group. The Group’s billing and CRM (Customer Relationship Management) systems are mostly supported internally by the Group. Below are the primary vendors of the Group’s information systems:

(1)
In July 2020, the Group signed an agreement with Amdocs Israel Ltd. (“Amdocs”), in the framework of which Amdocs and the Group shall jointly perform work to develop a CRM system that shall be owned and maintained by the Group, to replace the other CRM systems the Group uses and subsequently reduce the Group’s costs.

(2)	The Group uses an Avaya system for managing incoming calls into the Group’s customer service call centers.

(3)	The Group uses ERP solutions provided by SAP.

16.	Working capital

The Group’s working capital mostly includes customer credit and vendor credit, as follows:

16.1.	Customer credit

Credit from transactions to sell end-user handsets – The Group provides most customers that purchase end-user handsets an option to pay in 36 equal installments. In order to mitigate credit exposure risk, the Group occasionally reviews its credit policy, including a review of its customers’ financial robustness (according to parameters it set).

Credit from the monthly bill for communication services – Group customers are charged monthly on varying dates for the communication services consumed in the previous month.

Most payments by Group customers are made by monthly credit card charge.

16.2.	Credit from vendors

The Group receives credit from vendors for varying periods, according to agreements with the different vendors.

16.3.	Below is data on vendor credit and customer credit in 2018, 2019, and 2020:

	2020		2019		2018
	Credit in NIS millions	Average credit days	Credit in NIS millions	Average credit days	Credit in NIS millions	Average credit days
Customers for sale of end-user equipment (*)	469	235	663	280	768	329
Customers for services (*)	382	65	467	66	417	66
Vendors	768	68	687	65	696	65

(*) Net of doubtful debts.

16.4.	Below is data on the Group’s working capital, in NIS millions:

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Current assets	2,299	2,759	2,947
Current liabilities	1,929	1,826	1,678
Surplus current assets to current liabilities	370	933	1,269

As of December 31, 2020, there is a decrease of NIS 563 million in surplus current assets to current liabilities compared to the balance at the end of 2019. This decrease mostly derived from a decrease in the cash in light of Golan acquisition which was financed from the Company's cash balance, and as result of a decrease in the customers item, considering the first time consolidation with Golan.

17.	Investments

17.1.
Agreements related to the transaction for the Group’s investment in IBC – In July 2019, the Group completed the investment transaction in IBC. As stated above, IBC is a communications company that provides communications infrastructure services in Israel by deploying fiber-optics, including on IEC’s electric grid infrastructure. The IBC investment transaction is made up of multiple agreements, the primary of which are:

a.
Partnership agreements – The Group engaged with IIF – Israel Infrastructures Fund (“IIF”) to establish a jointly owned limited partnership, held in equal shares, which shall purchase 70% of IBC’s shares (in this Section, the “Partnership”). The Partnership’s agreements include undertakings on behalf of the Group and IIF, to invest up to NIS 200 million in the Partnership over three years pro rata to their holdings, and provisions on resolving deadlock situations. As of the Report date, the Group has fulfilled all its undertakings related to the additional investment.

b.
Share purchase agreement – The Partnership, Israel Electric Corporation (“IEC”), IBC and the shareholders and other primary creditors of IBC engaged under agreement in the framework of which the Partnership acquired 70% of IBC’s issued and paid-up share capital by investing NIS 110 million in IBC by the Partnership (of which the Group paid half) (the “Consideration”), most of the amount was granted to IBC as a shareholders’ loan (loans extended at interest rates of 4%-6% above the most senior debt). According to the share purchase agreement, IEC shall hold the remaining 30% of IBC’s issued and paid-up share capital.

c.
Shareholders agreement – The Partnership engaged under a shareholders agreement with IEC that sets forth IBC’s management, including certain provisions on financing IBC and dilution (or non-dilution under certain circumstances) of the shareholders not participating in financing.

d.
Agreement to purchase an IRU on IBC’s fiber-optic infrastructure – Under the agreement, the Group undertook to purchase an indefeasible right of use (IRU) from IBC on IBC’s infrastructure lines, at the rate of 10% to 15%[14] of customer households in buildings connected to IBC’s fiber-optic infrastructure (“Home Pass”). All based on deployment of fiber-optic infrastructure by IBC in the next 15 years (including an option to extend the period of use of lines by additional periods under certain conditions, for no additional consideration except the annual maintenance fee). The IRU consideration varies according to actual deployment of Home Pass infrastructure by IBC and is likely to increase every quarter according to the new infrastructure deployed in that quarter. The IRU consideration shall be paid in 36 quarterly instalments (9 years), plus an annual maintenance fee. The IRU agreement reduced the Company’s expenditure by using IBC’s infrastructure instead of Bezeq and Hot’s infrastructures in 2019-2020, as well as its investments (in practice during such years and projected in the future) in deploying an independent fiber-optic infrastructure in residential areas. For the Group’s estimates on the effect of this agreement on the Company’s competitive position, see Section 11.4 above. As of 2019 and 2020, the cumulative amount of the Home Pass is approximately 300,000 and 560,000, respectively. As of December 31, 2020, the Group has approximately 93,000 customers on the IBC infrastructure and as of the publication date of this Report approximately 105,000 customers.

e.
Services agreement with IEC – IEC and IBC executed an agreement to update IBC’s current agreement regarding the right of use and services for IBC’s fiber-optic infrastructure deployed on IEC’s infrastructure. The services agreement with IEC includes updated and improved pricing and arrangements with respect to IBC’s exclusive right to deploy a fiber-optic network on IEC’s electric grid and with respect to other services provided by IEC to IBC in such regard.

f.
In March 2020, IBC entered into an agreement with an Israeli financial institution, under which the financial institution provided IBC a credit facility of up to NIS 350 million, to be repaid by December 31, 2032. The credit facility was provided to IBC in order to facilitate its business activity, including the continued deployment of fiber-optic infrastructure in Israel. The agreement includes the standard commercial terms and restrictions. The Partnership also agreed to invest an additional amount of NIS 50 million in IBC by the end of 2021, out of which the Partnership has invested NIS 10 million as of the Report date and the balance of the amount was replaced by Hot 's Investment in IBC as detailed below.

14 The Group’s undertaking was 15% until the completion of Hot’s investment transaction in IBC, and it currently is 10%.

17.2.
Agreements related to the transaction for the investment of Hot in IBC – In September 2020, the Group and IIF entered into investment agreements with Hot (together with entities affiliated with it) to invest in IBC. Further to the standard and acceptable terms, the transaction includes an undertaking to substantially increase the deployment of IBC’s fiber-optic network in the forthcoming years and the following main points:

a.
Investment agreements – Between the IBC partnership and Hot, in the framework of which Hot shall become an equal partner in the IBC partnership (whereby each shall indirectly hold 23.3% of IBC’s share capital) by making an investment materially equal to the investment made by each of the Group and IIF until the date of completing the transaction. Furthermore, the investment agreements include additional corporate governance rights and other mechanisms.

b.	An agreement to purchase an IRU on IBC’s fiber-optic infrastructure – Between IBC and Hot, whereby Hot undertakes to purchase an indefeasible right of use on IBC’s fiber-optic network.

c.	Services agreements – Between IBC and Hot, whereby IBC agrees to purchase some services from Hot and may choose to purchase other services.

IBC also undertakes to continue purchasing certain services provided to it by the Group, beyond the completion date.

The transaction was completed on February 11, 2021, after obtaining necessary regulatory approvals. Approval of the Israeli Ministry of Communications for the transaction included amendments to IBC’s license, including an undertaking to deploy the network whereby 1.7 million households shall have access to the network upon the lapse of 5 years, which generally reflects the contractual agreements of the transaction, as stated above, and to provide a shelf offer for any operator interested in purchasing its services.

17.3.
Sale of the Group’s independent fiber-optic infrastructure in residential areas to IBC – In July 2019, the Group and IBC completed a transaction to sell the Group’s independent fiber-optic infrastructure in residential areas to IBC, in consideration for NIS 181 million. The sale consideration was financed entirely with the shareholders’ loans provided to IBC by the partnership, as set forth in Section 17.1. Upon completing the transaction, the IRU agreement, including the Group’s undertaking to purchase an indefeasible right of use for a certain percentage of households in the buildings connected to IBC’s Home Pass fiber-optic infrastructure (as set forth above) also applies to the fiber-optic infrastructure IBC acquired from the Group.

17.4.
The Golan acquisition transaction – On August 26, 2020, a transaction was completed to purchase Golan’s entire issued and paid-up share capital by Cellcom, in consideration for NIS 613 million. For more information, see Note 7 to the Financial Statements.

The Company’s above estimates, regarding the described effects of its investment and Hot’s investment in IBC, are deemed forward-looking information, as such term is defined in the Securities Law. The Group’s estimates are based on the information available to the Group as of the Report date, including the Group’s estimates and analysis. These estimates might not materialize, materialize only in part, materialize differently than expected, or not materialize at all, because they are affected by many factors outside the Company’s control, including the progress of deploying fiber-optic infrastructure by IBC according to the projected pace of deployment, and the materialization of all or some of the risk factors detailed in the Group’s area of activity as set forth in Section 26 below.

18.	Financing

The Group finances its activity primarily with cash flow from current operations, with loans from banking corporations and financial corporations, and by issuing securities, including debentures and ordinary shares.

18.1.	Average and effective interest rates

Below are details regarding the average and effective interest rates on the Company’s long-term loans and debentures (including current maturities) that are in effect, or were in effect in  2018, 2019, and 2020, which are not designated for unique use by the Company, while distinguishing bank credit sources and off-bank credit sources:

	2020		2019		2018
	Average interest	Effective interest	Average interest	Effective interest	Average interest	Effective interest
Off-bank sources – index-linked	2.38%	4.33%	2.76%	4.39%	2.98%	4.42%
Off-bank sources – unlinked	3.42%	4.15%	3.69%	4.25%	4.12%	4.64%
Bank sources – unlinked	4.00%	4.00%	4.38%	4.38%	4.90%	4.90%
Total liabilities	3.18%	4.19%	3.42%	4.30%	3.69%	4.56%

18.2.	The Company’s debentures

Currently debentures Series H to L issued by the Company are in circulation (the “Debentures”).

For information about the Debentures, see Section 16 of the Board of Directors’ Report and Note 20 to the Financial Statements.

18.3.	Credit and loans from banking corporations and financial corporations

Below is concentrated data regarding material loan and credit agreements as of the Report date or which were in effect during the Report period:

18.3.1.
In May 2015, the Company executed an agreement with two institutional investors (in this Subsection: the “Lenders”), in the framework of which the Lenders provided the Company, subject to standard terms, two deferred loans in a total amount of NIS 400 million, unlinked (the “Loan Agreement”). On December 31, 2020, the balance of the loans totaled to approximately NIS 150 million:

(1)
The first loan, for NIS 200 million, was provided to the Company in June 2016, at fixed annual interest of 4.6%. Repayment of principal is made in four equal annual installments, beginning on June 30, 2018, and until full repayment on June 30, 2021. The interest is paid in semiannual installments from December 31, 2016, and until June 30, 2021. The principal balance for this loan, as of December 31, 2020, is NIS 50 million.

(2)
The second loan, for NIS 200 million, was provided to the Company in June 2017, at fixed annual interest of 5.1%. Repayment of principal is made in four equal annual installments, during the years 2019 to 2022 (inclusive). The interest is paid in semiannual installments starting on December 31, 2017, and until June 30, 2022. The principal balance on this loan, as of December 31, 2020, is NIS 100 million.

Under the Loan Agreement, the interest could be subject to adjustments in certain instances. The Company is entitled to effect early repayment of the loans or either loan, subject to an early repayment fee. The Loan Agreement includes standard terms and undertakings, including a negative charge, restrictions on distribution (as set forth in Section 18.5 below), events of default and financial covenants, similar to the terms set forth in the Company’s Debentures. As of December 31, 2020, and as of the Report publication date, the Company has been and is in compliance with all terms of the loans.

18.3.2.
In August 2015, the Company engaged with an Israeli banking corporation (in this Subsection: the “Lender”) under a deferred loan agreement in the amount of NIS 140 million, subject to certain conditions, unlinked. The loan was provided to the Company in December 2016 and bears fixed annual interest at the rate of 4.9%. Under the terms of the loan, repayment of principal is made in five equal annual installments in the years 2018 to 2022 (inclusive). Interest is paid in semiannual installments starting on June 30, 2017, and until June 30, 2022. In April 2019, the Company performed early repayment for the entire loan.

In June 2017, the Company engaged with the Lender under another deferred loan agreement in the amount of NIS 150 million, subject to certain conditions, unlinked. The loan was provided to the Company in March 2019 and it bears fixed annual interest at the rate of 4%. According to the terms of the loan, principal is repaid in for equal annual installments in the years 2021 to 2024 (inclusive). Interest is paid in semiannual installments starting on September 30, 2019, and until March 31, 2024.

According to the Loan Agreement, the interest could be subject to adjustments in certain instances. Subject to an early repayment fee, the Company is entitled to perform early repayment of the loan. Furthermore, upon the occurrence of certain events not authorized by the Lender, the Lender shall be entitled to inform the Company that repayment of the loan has been accelerated.

The loan agreement includes standard terms and undertakings, including a negative charge, restrictions on distribution (as set forth in Section 18.5 below), financial covenants and events of default, similar to those set forth in the Company’s Debentures (including due to change of control in the Group), with certain changes. In October 2020, the Company performed partial early repayment in the amount of NIS 113 million out of the loan principal. As of December 31, 2020, the principal balance of the loan was approximately 38 million and it shall be repaid in March 2021. As of December 31, 2020, and as of the Report publication date, the Company has been and is in compliance with all terms of the loan.

18.3.3.
The Group occasionally engages with financial corporations in its ordinary course of business, for immaterial amounts, under framework agreements for obtaining various banking services, such as credit facilities, hedging transactions, and factoring transactions.

18.3.4.
On December 31, 2018, December 31, 2019, and December 31, 2020, the balance of loans provided to the Group (including current maturities) was approximately NIS 462 million, approximately NIS 400 million, and approximately NIS 188 million, respectively.

18.4.	Restrictions on procuring credit

For details regarding the Company’s undertakings to comply with financial covenants, restrictions on distribution, and other restrictions set forth in the deeds of trust for the Debentures (Series H) to (Series L) issued by the Company and not yet repaid, see Note 20 to the Financial Statements.

Restrictions by virtue of agreements with financial corporations – The restrictions set forth in the Company’s loan agreements with financial corporations are similar to the restrictions set forth in the Company’s Debentures, with certain changes.

As of the date of approving the annual financial statements and as of the Report publication date, the Company is in compliance with all financial covenants and other restrictions described above.

18.5.	Guarantees and charges

For details of the bank guarantees the Company has provided, see Note 33 to the Financial Statements.

18.6.	Credit rating

As of the publication date of this Report, the Company’s Debentures (Series H) to (Series L) are rated ilA \ Negative by Standard & Poor’s Maalot Ltd. (“Maalot”) as of August 18, 2020 (including a rating ratification within the framework expanding the Debentures (Series L) on November 23, 2020). For more details regarding the ratings, see Section 16 of the Board of Directors’ Report.

18.7.	Raising additional sources

The Company estimates that the Group’s liquidity and capital sources shall be sufficient for financing its current cash need, including investments and repayment of debts in the forthcoming year.

The Company’s above estimate is deemed forward-looking information, as such term is defined in the Securities Law. The Company’s estimate is based on many factors, including its revenues, the timing and size of investment in marketing and customer retention, expanding its sales and marketing activity and the timing of launching new products or improvements to existing products, the timing and size of investment in networks and services, including Cellcom tv, the Group’s Internet infrastructure, an investment in IOT, investment in frequencies and any decision to resume dividends distribution. The Company’s estimate might not materialize, materialize only in part, or materialize differently than the Company estimated, should there be any change in the above-described factors.

19.	Taxation

For details regarding tax laws that apply to the Company and the Company’s tax assessments, see Note 31 to the Financial Statements.

20.	Environmental risks and management thereof

General

The Group works to protect the environment and mitigate its negative impact on the environment and the landscape. The Group dedicates human resources, money, and technologies to minimizing its ecological footprint, including by way of efficient deployment of infrastructures, recycling electronic components, reducing use of paper through efficient printing, reducing pollutant emissions, collecting used batteries, sending the monthly statement and other customer correspondences via email or SMS, using environmentally friendly raw materials, waste separation and purchasing electricity from a natural gas-based private powerplant.

20.1.	Non-ionizing radiation

End-user equipment and various types of cellular antenna sites are known as sources of non-ionizing radiation. They are subject to regulation, including the Radiation Law, and are a source of public concern and debate. The International Agency for Research on Cancer (part of the World Health Organization) classified the electromagnetic radiofrequency fields as possible causes of cancer in humans, based on the increased risk of glioma, a malignant type of brain cancer that is linked to the use of cellular phones. There are other studies, and more studies are being conducted, on the connection between exposure to electromagnetic radiation and the use of cellular handsets and cancer and other health risks.

The guiding principle regarding exposure to non-ionizing radiation in general and to cellular phones in particular is the precautionary principle. The authorities published recommendations on this subject, including the Israeli Ministry of Health and Tnuda, the national knowledge center on the health effects of non-ionizing radiation. According to Tnuda’s recommendations, exposure to radiation from cellular phones can be mitigated using simple measures according to the following principles: distance, time, power. There are specific recommendations for infants, children, and teens, who are considered high-risk populations, on all that concerns the health effect of various exposures.

Also, in March 2020, the International Committee for Non-Ionizing Radiation Protection (ICNIRP) updated the guidelines for protection against radiation in the radio frequencies it published in 1998. The exposure limits have been examined and validated in the 22 years since the previous publication, and they were revised according to the scientific knowledge accumulated in this period.

20.2.	Constructing cell sites

The regulation of cell site deployment, the manner of construction and the required approvals, are mostly governed by the Radiation Law, the Planning and Building Law, and National Zoning Plan 36. The regulation of deployment of wireless access facilities, which are smaller-scale cell sites, is mostly regulated in the Communications Law and in the Radiation Law. For details regarding the provisions of the Planning and Building Law in connection with deployment of cell sites and access facilities, see Section 21.4 below.

The Radiation Law prohibits constructing and operating cell sites or facilities without a construction permit or an operating permit, as applicable, from the Israeli Ministry of Environmental Protection. Obtaining a construction permit from the Israeli Ministry of Environmental Protection is a preliminary condition for obtaining a building permit or an exemption therefrom from the planning and building committee, and obtaining a building permit or an exemption therefrom is a preliminary condition for obtaining an operating permit from the Israeli Ministry of Environmental Protection. With respect to a construction permit and an operating permit, the applicant must present the measures taken (including technological measures) to limit exposure levels from each cell site or facility.

The construction permit is valid for no more than three months, unless extended by the Radiation Commissioner at the Ministry of Environmental Protection (“Radiation Commissioner”), and the operation permit is valid for five years, subject to annual radiation surveys for the other facilities or sites, carried out by third parties authorized by the Radiation Commissioner. The construction and/or operation permits set forth the different terms that govern the construction and/or operation of the sites. The Group obtains construction and operating permits from the Radiation Commissioner in the relevant timeframe for its cell sites and transmission facilities. In addition, cellular operators, including the Group, must provide current data regarding capacities at each of their cell sites or other transmission facilities to the Radiation Commissioner. The Group submits the required data to the Radiation Commissioner. For details with respect to obtaining the permits for the transmission facilities required under the Planning and Building Law, see Section 21.4 above.

The Radiation Law governs the permitted levels of exposure to radiation and the regulation of activity of cell sites and/or transmission facilities, and it authorizes the Radiation Commissioner to order the removal of cell sites or other facilities operating contrary to any permit. The Radiation Law also imposes criminal sanctions on the Group and on its directors and officers for violations of the law. Noncompliance with the Radiation Law or the terms of the permit could result in the permit being revoked or suspended and cause a delay in obtaining a permit for other sites by the same operator.

Any amendment to the Radiation Law or to the Planning and Building Law significantly prohibiting or limiting the issuance of permits under such laws could, inter alia, limit the Group’s ability to construct new site (and if it applies to its current sites, could limit the Group’s ability to renew the operating permits for many of its current sites), adversely affect the Group’s current and future networks, especially in urban areas, and could have an adverse effect on the results of its operations.

20.3.	End-user equipment

Cellular services are provided through end-user equipment that emits non-ionizing radiation.

The Consumer Protection (Details regarding Non-Ionizing Radiation from Cellular Phones) Regulations, 5762-2002 (“Radiation Regulations”) stipulate how customers are to be informed of this. The Radiation Regulations and the pamphlet issued pursuant to them state maximum permissible radiation levels from cellular telephones, measured according to the SAR level.15 The manufacturer measures the SAR levels for each model prototype. To the best of the Group’s knowledge, the end-user equipment models it markets comply with required SAR levels according to law. Nevertheless, the Group does not perform SAR examinations of the end-user equipment, and it relies on publications by the manufacturers for each model. The Group obtained certain permits from the Israeli Ministry of Communications and the Standards Institute in connection with importing end-user equipment. The permits require the model to comply with all applicable standards, including the SAR levels. The Group publishes details regarding the SAR levels from cellular phones on its website, and it refers to recommendations by the relevant authorities on the precautionary principle rules for using cellular phones.

15SAR is tested for each model’s prototype, not for individual handsets. Therefore, the Group has no details regarding the end-user equipment SAR levels throughout its lifecycle, including after repairs. The Group informs its customers that if a piece of equipment is repaired there may be changes to SAR levels.

20.4.	Material events or matters relating to environmental protection

As of the Report date, to the best of the Group’s knowledge, it is not exposed to material events or matters relating to environmental protection, except as described above.

20.5.	Material legal or administrative proceedings relating to environmental protection

As of the Report date, to the best of the Group’s knowledge, it is not exposed to material legal or administrative proceedings relating to environmental protection, except as described above.

20.6.	The Group’s environmental risk management policy

The Group implements a work procedure with respect to procurement of cell sites and site licensure, an environmental protection licensing procedure for cell sites and periodic radiation tests, conducted by the Group among others to verify compliance with applicable standards under the law. As set forth in the procedures, the Group has appointed supervisors for implementation thereof.

On the performance of periodic radiation tests and the online submission of current data to the Commissioner on the capacities in each other cell site or Group transmission facilities, see Section 21.4 below.

21.	Limitations and control on the Group’s activity

Below are details on laws, regulations, instructions and other matters that are subject to regulatory control, which are considered material to the Group’s activity, including reference to legislative or regulation initiatives which to the best of the Group’s knowledge are in various stages of legislation or regulation stages, but it is uncertain if or when they shall be enacted and if enacted, there is no certainty regarding the final language of the provisions of the law or the license on matters described.

General

The Israeli communications market is characterized by high regulatory involvement in the affairs of companies operating in this area. A substantial part of the Group’s operations is subject to the provisions of the Communications Law, regulations promulgated by the Israeli Ministry of Communications, and the provisions of licenses issued to the Group by the Israeli Minister of Communications. According to the Communications Law and the Telegraph Ordinance, the supply of certain communications services in Israel is contingent upon obtaining a permit and allocation of frequencies to such services.

In addition, the Group’s activity is subject to the laws that govern its relationships and manner of engagement with its customers. These provisions include, inter alia, the Consumer Protection Law, as well as specific provisions to its area of activity, as stated below.

The Group’s activity is also subject to the general provisions of law, including contract law, import and customs law, standardization, accessibility, labor law, and business licensing.

21.1.	Communications law

(1)
The Communications Law – Under the Communications Law, providing cellular services, fixed-line telephone services, international telephone services, and connectivity and infrastructure services, requires a license. For details regarding the fixed-line telephone service license and the unified licenses granted to the Group under the Communications Law, see Sections 21.3(1) and 21.3 (2) below.

The interpretation and implementation of the Communications Law and the regulations promulgated thereunder are uncertain and subject to changes. In the past, disputes arose between the Group and the Israeli Ministry of Communications in this respect and disputes could also arise in the future. The Communications Law and its regulations grant the Israeli Ministry of Communications vast regulatory powers over the Group’s activity, by virtue of the licenses. The Israeli Ministry of Communications can alter the Group’s licenses without its consent, thus limiting the Group’s freedom to conduct its business and impacting the results of its operations. Frequent changes to the licenses and/or legislation, or changes made at a timetable the Group cannot meet, increase the risk of noncompliance with the Group’s license terms or the risk of being in breach of the law, and consequently, the Group’s exposure to lawsuits and regulatory sanctions. The Israeli Ministry of Communications can impose material sanctions if the relevant licenses, laws, or regulations are breached, and revoke the licenses if the Group commits material breach of their terms.

In August 2020, the Israeli Ministry of Communications published a bill memorandum for amending the Communications Law, whereby the licensing duty for most actions of establishing and providing communications services shall be cancelled. The area shall be regulated through a “general permit”, whereby parties that wish to provide basic services may do so subject to certain terms and to prior registration with the Israeli Ministry of Communications. Regulation of activity under the general permit shall be carried out by way of retroactive supervision and enforcement. Key services, such as cellular infrastructures, fixed-line infrastructures, etc., shall still be subject to a license.

If the memorandum evolves into binding legislation it shall lower barriers to entry for competitors and could increase competition in the market. Also, accepting the proposed change could create gaps between regulation that applies to license holders (including consumer protection regulation) and regulation that applies to competing service providers that operate pursuant to the permit, and gaps in the level of regulation and enforcement on different competitors, but it could include changes that make it easier for the Group to adopt technological changes and new business models. Such gaps could affect the Group’s competitive position.

The Group’s above estimate is deemed forward-looking information, as defined in the Securities Law. The Group cannot estimate whether such changes shall materialize and to what extent they shall affect its operations. The Group’s estimate could not materialize, materialize only in part, or differently than the Group estimated, because such estimate is affected by factors outside the Group’s control, and among others, is subject to the influence of factors described above and any change occurring thereto, and to risk factors in the Group’s area of activity, as set forth in Section 26 below.

(2)
The Telegraph Ordinance – The Telegraph Ordinance governs the use of the electromagnetic spectrum, and applies, inter alia, to the Group’s use of radio frequencies in its infrastructure. Setting up and operating a system that uses radio frequencies requires a license according to the Telegraph Ordinance, and the use of radio frequencies is subject to designating and allocating a suitable frequency. The Telegraph Ordinance imposes licensing fees and frequency designation and allocation fees. Because of the current shortage of radio frequencies for public use in Israel (including because many frequencies are allocated to military use), the Israeli Ministry of Communications limits the number of licenses to use frequencies and incentivizes efficient use of frequencies. Therefore, because of the above shortage of frequencies, the Israeli Ministry of Communications allows cellular network sharing between MNOs, including joint use of operator frequencies.

21.2.	Rate regulation

The interconnectivity fee rates between communications operators are regulated (meaning, payments to cellular operators or domestic operators or international operators, for completing a call on a network belonging to another operator, or for forwarding SMS messages between cellular operators). The Company estimates that a further reduction or cancellation of the interconnectivity fees is unlikely to have a material effect on the results of the Group’s activity.

The Company’s above estimates are deemed forward-looking information, as such term is defined in the Securities Law. These estimates could not materialize, or materialize differently, in the event of legislative interference or caselaw that is different than known as of the Report publication date.

The Israeli Ministry of Communications may also provide instructions regarding communications service rates in the event of an unreasonable payment or a payment that raises concern of harm to competition. Such instructions could be based on a calculation of cost plus a reasonable margin, or based on reference points of comparison with other license holders, similar services, or connectivity rates in other countries. The Israeli Ministry of Communications is also authorized to issue orders on separating payment for a particular telecommunications service from the payment for a cluster of services. The Group’s licenses also stipulate the types of payments operators are entitled to charge, and specific services are subject to specific regulation.

According to the Communications Law, if the guest and host operators do not agree on the terms for providing hosting services, whether by domestic MNO roaming or MVNO hosting services, the Minister of Communications can interfere with the terms of the agreement, including by setting the price for the services. Terms or consideration not beneficial to the Group could have a material adverse effect on the results of its operations.

The Group’s above estimate is deemed forward-looking information, as defined in the Securities Law. The Group cannot estimate whether regulators shall intervene in such way, and the extent of its effect on the Group’s activity. The Group’s estimate could not materialize, materialize only in part, or materialize differently than the Group estimated, because this estimate is affected by factors outside the Group’s control, and among others, is subject to the influence of the factors described above, and any change thereto, and to risk factors in the Group’s area of activity, as stated in Section 26 below.

21.3.	The Group’s communication licenses

In recent years, various changes to the Group’s licenses came into effect, having a material effect on its conduct, investments, and expenses, including the Group’s conduct vis-à-vis its customers, its investments in its communication networks, and increased competition in the market.

(1)	General license to provide radio telephone mobile services

The Company operates in the cellular sector pursuant to the General License to provide radio cellular telephone mobile services by the cellular method16 (“Cellular License”), that is valid until January 31, 2022, and that sets the terms, duties (such as the duty to provide cellular services to any interested subscriber in the State of Israel), and limitations on the Company’s activity, its officers, and shareholders holding specific rates of the Company. Should the Company comply with the provisions of the Cellular License and the provisions of the law, and invests in improving its service and cellular network, the Israeli Ministry of Communications may renew the license by ten more years at a time. The Company obtained a license to provide cellular services in Judea and Samaria, valid until 2022, which includes, and in general, the terms of the Cellular License.

With respect to the license under which Golan provide services, see the unified license section below.

It is uncertain that the Company’s Cellular License shall be renewed by the Israeli Ministry of Communications. If it is renewed, it could be renewed at inconvenient terms for the Company. The Israeli Ministry of Communications has changed the terms of the Cellular License before and could change them again without the Company’s consent, thus limiting its ability to manage its business and impacting the results of its operations.

These are the main provisions of the Cellular License:

•
The Minister of Communications and the authorized entity under the Telegraph Ordinance can revoke, suspend, or limit the Company’s Cellular License, inter alia, in these instances: a change to the license is required in order to guarantee the level of services provided thereunder; breach of a material term of the license; one of the Company’s executives or directors is convicted of an offense involving moral turpitude and continues holding office; the aggregate equity of the Company, together with the aggregate equity of its shareholders each holding 10% or more of its share capital falls below $200 million[17]; am officer of the Company or a person holding more than 5% of the means of control in the Company is not entitled to hold more than 5% of the means of control in Bezeq or another cellular operator in Israel, directly or indirectly, or act as an officer in one of the Company’s competitors (subject to exceptions that require the Israeli Ministry of Communications’ prior consent);

•
The total holdings, directly or indirectly, of the founding shareholders or their alternates (as defined in the license) shall not fall below 26% in each of the means of control in the Company (for this purpose, “means of control” means the voting power at the general meeting of the Company or the corresponding organ in another corporation, the right to appoint a director or general manager, the right to participate in the profits of the corporation, and the right to participate in the Company’s surplus assets after settling its debts in liquidation); the total holdings, directly or indirectly, of Israeli entities (as the term is defined in the Cellular License),[18] that are considered founding shareholders or their alternates shall be no less than 5% of the total issued share capital and each of the means of control of the Company;[19] at least 10% of the Company’s directors were appointed by Israeli entities; and most of the Group’s directors are Israeli citizens and residents;

•
The Company, its officers, or anyone holding more than 5% of the means of control of the Company may not be party to any arrangement with Bezeq or another cellular operator in Israel that are intended to or that could limit or restrict competition in the cellular sector;

16The Cellular License, as amended from time to time, was granted to the Company by the Israeli Ministry of Communications on June 27, 1994.
17As of the Report date, the Group complies with the equity capital undertaking.
18 “Israeli Entity” – (a) with respect to an individual – a person who is a citizen and resident of the State of Israel; (b) with respect to a corporation – a corporation incorporated in Israel and directly or indirectly controlled by an individual who is a citizen of Israel and a resident thereof, provided the indirect control shall be only through one or more corporations incorporated in Israel. However, with respect to indirect holding, the Israeli Prime Minister and Israeli Minister of Communications may approve holding through a corporation that was not incorporated in Israel, provided that corporation does not directly or indirectly hold Company shares, all should they be convinced that this would not prejudice the purpose of this section.
19In July 2020, the Cellular License was amended whereby the requirement to hold at least 5% of the issued share capital and in each of the means of control of the license holder by Israeli entities that were among the founding shareholders or their alternates, and for such Israeli entities to appoint at least 10% of the board members, shall be revoked upon the Company receiving alternative instructions from the Israeli Security Agency. The Company has not yet received such instructions.

Other terms included in the Cellular License set forth, inter alia, that:

•
Acquisition (by an individual himself or together with a relative or another person acting with him on a regular basis), or the transfer, directly or indirectly, in a single transaction or more, of means of control at the rate of 10% or more in the Company or which results in transfer of control in it, including by the creation of a charge by a shareholder of the Company or by a shareholder in a related party thereof, whereby realizing the charge shall cause a change of ownership to 10% or more of any means of control in the Company, requires the prior consent of the Minister of Communications;[20] for the purposes of the Cellular License, “control” means the ability to direct the Company’s activity, directly or indirectly, including any ability according to the Company’s articles or a written or oral agreement or the possession of means of control in another corporation, and excluding ability deriving solely from filling the position of director or other functionary of the Company.

•
The Company must act in accordance with the instructions of the Israeli Security Agency, which could require officers and certain functionaries to be Israeli citizens and residents and have security clearance. Furthermore, the Minister of Communications is entitled to appoint a state employee with security clearance to serve as an observer at meetings of the board of directors and its committees. If the Government of Israel finds that the service the provided by the Company is an “essential service”, the Prime Minister and the Minister of Communications may impose other restrictions, including an increased demand for Israeli ownership of Company shares.

•
Throughout the activity period, the Company must have agreements with a cellular network equipment manufacturer, including, inter alia, a knowledge transfer agreement and an agreement to guarantee a supply of spare parts for the network equipment for at least seven (7) years; the Group must work to obtain interconnectivity between the network and other public communications networks in Israel, at equal terms, without discrimination, and to provide Hot Mobile and Xfone with domestic roaming services; the Company must avoid expressing a preference in providing infrastructure services to license holders that are considered companies with a link (as such term is defined in the relevant regulations) over other license holders.

•
The license details the types of payments the Company may charge from subscribers, procedures, and certain subscriber billing and collection procedures and requirements, mechanisms, and rules for setting and raising the rates, and reports the Group must notify its customers of before changing the rates. The license also authorizes the Minister to interfere with the rates in certain instances.

•
The license requires the Company to meet a minimal customer service level, including customer service call centers, maintaining a certain service level for the network (both in terms of coverage and in terms of performance), protecting the privacy of service recipients, and certain restrictions and requirements on the process and documentation of sales and marketing to Company customers.

•	The license sets restrictions on selling, renting, or mortgaging the assets used to perform the license without the prior consent of the Minister of Communications.

•
Under the license, the Group must procure an insurance policy to cover its activity in the cellular area. The license also includes provisions on the Group’s statutory liability for any loss or damage to any third party, resulting from the establishment, existence, maintenance, and operation of its cellular network. The Group also agreed to indemnify the State for any financial liability imposed on the State in the event of such a loss or damage. To secure the Group’s undertakings under the license, the Group provided a bank guarantee in favor of the Israeli Ministry of Communications. If the Cellular License terms are violated, the guarantee can be forfeited.

•	The Company must meet these terms as well: Adopting a business continuity plan and a disaster recovery plan and a plan for managing defense against cyber attacks.

•	The Group must submit information and reports to the Israeli Ministry of Communications at the Israeli Ministry’s request and detailed annual reports on various aspects of the Group’s activity.

The Joint Corporation (as defined in Section 23.1 below) has a special license to provide radio cellular infrastructure services to cellular operators, including similar provisions to those of the Cellular License, on managing, establishing, operating, and maintaining the radio cellular network.

20Prior consent to creating such an encumbrance is unnecessary if the encumbrance agreement stipulates that the encumbrance may not be exercised without the Israeli Ministry of Communications’ prior consent. The Group’s other licenses include similar prohibitions.

(2)	The Unified License

The Group provides Internet services (connectivity and infrastructure), fixed-line telephone services, international call services, and access point services to the network, under a unified license.21 This license is in effect until 2026, but the Israeli Ministry of Communications can extend it by additional periods of up to 10 years. The terms of the unified license require the Group to deposit a bank guarantee with the Israeli Ministry of Communications. In general, the unified license provisions are similar to those of the Group’s Cellular License, as described above in Subsection (1), subject to certain changes, including the requirement for Israeli entities to hold at least 20% of the Group’s share capital. However, the Minister of Communications may waive this demand if the holder of the unified license for telecommunication services is controlled by the holder of a general license (which applies to the Group).

Golan operates under a unified general license to provide telecommunication services dated August 26, 2020 (“Golan’s Unified License”), the terms of which are generally similar in essence to those of the unified license (and on the relationship with customers, including similar terms to those of the Group’s Cellular License). The license is in effect for three years, starting on the license grant date.

Golan Telecom International Ltd. (“Golan International”), the entire share capital of which is held by Golan, holds another unified license to provide international call services. When the Group acquired Golan, this license was modified whereby it is valid for a period of 3 years from the license amendment date.

IBC holds a general unified license of a unique general type (infrastructure), which includes similar provisions.

The Group also has other licenses to provide fixed-line communication services: A special license to provide transmission services and domestic data communications (valid through April 2021) and licenses corresponding to the unified licenses, as described above, for Judea and Samaria (for the license to provide telecommunication services granted to the Cellcom Partnership, valid until 2026, and for the license to provide international calls granted to Golan International, valid until 2023). These licenses include essentially similar terms to those of the above-described Cellular License.

Should the Group fail to comply with the license requirements, it could face significant sanctions, including having its licenses suspended or revoked. Also, according to the provisions of the Communications Law, the Israeli Ministry of Communications may impose financial sanctions on the Group for violations of the Cellular License or the Communications Law.22 In recent years, the Israeli Ministry of Communications significantly increased supervision activity of cellular operators and imposed many financial sanctions, including on the Group (at immaterial amounts).

In July 2019, amendments were made to the Group’s licenses and to the Consumer Protection Law, regulating call center response, including measurable response time parameters. These amendments forced the Group, inter alia, to increase staff at call centers and invest in supportive equipment and technology, which resulted in higher wage expenses for the Group.

21The current unified license replaces multiple licenses to provide the services that the Group held before.
22The sanction amount is calculated as a percentage of its revenue and according to the severity score of the violation, therefore its scope could be significant. The maximum sanction for violation the Company could be exposed to is approximately NIS 1.6 million plus 0.225% of the annual revenues in the year preceding the violation, but no more than 20% of its annual revenues.

21.4.	Wireless communication provisions

Construction of cell sites

(1)	General

In order to guarantee and improve coverage for transmission and reception of the wireless network for Group customers, the Group is dependent on cell sites throughout the country. The deployment of cell sites, the manner of construction, and the required permits, are mostly governed by the National Master Plan for Communication – National Zoning Plan 36 – Part A – Small and Very Small Transmission Handsets" (“National Zoning Plan 36”), the Planning and Building Law, and the Radiation Law. The deployment of wireless access facilities, which are smaller-scale cell sites, is mostly regulated by the Communications Law, the Planning and Building Law, and the Radiation Law.

Construction of cell sites requires permits from various government entities and related entities, including obtaining a building permit under the Planning and Building Law, granted by various planning authorities, including planning and building committees (if there is no exemption from the building permit), and other permits from other bodies and entities, including a permit from the Civilian Aviation Authority (in most instances), from the Israel Defense Force (in certain instances), and other individual permits, as applicable. Also, permits must be obtained from the Radiation Commissioner.

The Group encountered difficulties in obtaining permits for constructing sites, mainly from local authorities. Installation and operation of cell sites without the necessary permits, or not in accordance with the terms of the issued permit, constitute a criminal offense. Failure to obtain the necessary permits could require the termination of the activity of the relevant cell sites or moving to a suboptimal alternative location in terms of network requirements, which could harm the quality and coverage of the cellular network, thus harming the Group’s business results. The Group regularly works to obtain the necessary permits, and as necessary, find alternative locations for its sites.

Operating sites and other facilities without the required permit or not in accordance with the terms of the issued permit could expose the Group, its directors and functionaries to civil action and/or criminal and administrative proceedings. Sites and facilities could also be subject to a demolition order and to claims of breach of contract.

As of the Report date, very few cell sites of the Group operate without a permit. It is possible that the Group operates a substantial number of sites in a way that is not fully compliant with the building permit pursuant to which they were constructed, although permits were obtained for such sites from the Radiation Commissioner with respect to their radiation levels.

Legal proceedings are pending against the Group criminal and administrative in the framework of which claims were raised regarding unlawful operation of a small number of the Group’s cell sites, due to alleged absence of permits according under the Planning and Building Law, or for construction allegedly in deviation from the permit.

The Group’s estimate on difficulties in obtaining permits and the possible harm to the cellular network quality and coverage is deemed forward-looking information, as defined in the Securities Law. The main facts and figures the Group used as a basis for the above estimates are its experience in obtaining building permits and permits from the Radiation Commissioner over the years, its experience in finding alternative locations for sites, and the difficulties this involves. These estimates could not materialize or materialize only in part, because they are affected by factors outside the Group’s control, including legislative interference or intervention or adjudication that differs from that known as of the Report date, and they are also subject to the effect of risk factors in the Group’s area of activity, as stated below in Section 26.

(2)	Building permits

National Zoning Plan 36

National Zoning Plan 36 establishes, inter alia, guidelines for constructing cell sites, in a manner allowing coverage for transmission and reception of wireless communications throughout the country, while preventing radiation hazards and minimizing damage to the environment and landscape. National Zoning Plan 36 lists the considerations planning authorities must weigh when issuing cell site building permits. National Zoning Plan 36 also lists cases in which the public must be notified of the building permit application before the permit is issued, for the public to submit appropriate objections according to the provisions of the Planning and Building Law.

In November 2018, the Supreme Court found that it is possible to charge a betterment levy for building permits issued based on a national zoning plan. Such decision limits the Group’s ability to object to claims directed against it with respect to paying betterment levies on cell sites constructed with a permit under National Zoning Plan 36, and it could significantly increase the cost of constructing cell sites.

If changes are made to National Zoning Plan 36, including additional limitations and requirements to and on the process of constructing and operating cell sites, this could have an adverse effect on the Group’s ability to construct new cell sites, make the site licensing process more cumbersome and expensive, have an adverse effect on the Group’s current network, and delay its future distribution.

The Company’s above estimates are deemed forward-looking information, as such term is defined in the Securities Law. These estimates could not materialize, or materialize differently, insofar as legislative interference or different adjudication occurs than that known as of the Report publication date.

Building permit exemptions

Wireless access facilities are exempt from obtaining a building permit if they are constructed according to the terms of the Communications Law and Section 266C of the Planning and Building Law and its regulations (the “Exemption”). The Group relies on an exemption from a building permit for approximately 33% of the cell sites it constructed, especially the Exemption for wireless access facilities.

In October 2018, the Planning and Building (Installing a Wireless Access Facility for Cellular Communication) Regulations, 5779-2018 were enacted, setting forth rules regarding processes for construction, making changes and replacement of wireless access facilities, which are exempt from obtaining a building permit. The regulations reflect the restrictions formerly established by the courts on the construction of access facilities, and include restrictions on the Group’s ability to make changes to and replace wireless access facilities, and a new licensing procedure that reduces the number of new access facilities that the Group may establish, based on the Exemption, which shall make it difficult for the Group to construct access facilities with an exemption from the permit, that it shall need, especially to support the new frequencies it won in the 2020 Tender. The Israeli Ministry of Justice also stated its opinion that the Exemption does not apply to wireless access facilities auxiliary equipment and to the construction of access facilities on some rooftops under certain circumstances.

Other legal proceedings relating to the exemption from obtaining a building permit, including with respect to its applicability to certain rooftops, were decided against the Group’s position. Also, other legal proceedings, including the requirement to obtain a permit for deviating use under certain circumstances and the exclusion of auxiliary equipment for wireless access facilities from the exemption from obtaining a building permit, are still pending.

The inability to rely on an exemption from the need to obtain a building permit for an access facility or imposing a material restriction on the Group in the framework of the exemption, disassembly of wireless access facilities and cellular sites for reasons outside of the Group’s control, objections by local planning and building authorities to granting the necessary permits and approvals, and the exclusion of wireless access facilities auxiliary equipment from the building permit exemption, could have an adverse effect on the Group’s ability to obtain permits for these sites and on the scope, quality and coverage capacity of the network (especially in urban areas), on the Group’s ability to continue to market its services and products effectively, and they could have a material adverse effect on the results of the Group’s activity and on its financial situation.

The Company’s above estimates are deemed forward-looking information, as such term is defined in the Securities Law. The main facts and figures the Group used as a basis for the above estimates come from its experience over the years and its knowledge accumulated with respect to site construction and licensing. These estimates could not materialize or materialize partially in the event of legislative interference or caselaw that is different than known as of the Report publication date.

The Group supplies repeaters and femtocells for subscribers seeking solutions for weak reception inside structures, some of which require a specific permit, and some require a type permit from the Israeli Ministry of Environmental Protection, based on radiation levels. The Group makes sure each repeater works according to the established parameters in the relevant type exemption. It is uncertain whether installing certain types of repeaters and inter-structure micro-sites requires a building permit. Based on the opinion the Group received from its legal advisors, it did not request and did not obtain building permits to install repeaters on rooftops. Note that the repeaters installed on rooftops are a very small part of the total repeaters the Group installed.

If it is found that installing repeaters requires a building permit, the Group shall examine the economic feasibility of handling permit applications for existing repeater opposite the option of removing them, and the economic feasibility of installing additional repeaters.

The Group also constructs and operates microwave facilities in its transmission network, which serve both the cellular network and the purpose of providing fixed-line telecommunication services. Most microwave facility types are exempt from obtaining permits from the Israeli Ministry of Environmental Protection because of their low output, or require a general permit for their radiation level. Based on the opinion the Group received from its legal advisors, it did not request and did not obtain building permits to install microwave facilities on rooftops.

If it is found that installing these facilities requires a building permit, such could have an adverse effect on the Company’s ability to obtain radiation approvals for these facilities and install additional facilities, and it could harm the scope, quality and coverage of the Group’s transmission network, and harm the Group’s ability to continue to effectively market its fixed-line communication services to business customers (based on Group independent infrastructures).

The Company’s above estimates are deemed forward-looking information, as such term is defined in the Securities Law. The main facts and figures the Company used as a basis for the above estimates come from its experience over the years and the knowledge it accumulated in the area of site construction and licensing. These estimates could not materialize, or materialize partially, insofar as legislative interference or different adjudication occurs than that known as of the Report publication date.

(3)	Summary

The Group estimates that the materialization of any of the following factors could have an adverse effect on its business and financial results: (1) a change in legal requirements regarding construction of cell sites, including reducing or revoking the exemption from obtaining a building permit for the facilities used for the Group’s networks; and (2) changes to National Zoning Plan 36, including additional restrictions and requirements on the process of constructing and operating sites. If one or more of these factors materializes, such could cause, inter alia, the following: (i) harm to the continued construction or establishment of networks or dismantling existing cell sites; (ii) harm to the Group’s ability to obtain permits under the Radiation Law for its cell site; (iii) harm to the quality and coverage of the Group’s networks (especially in urban areas); and (iv) harm to the continued effective marketing of Group services and products, and subsequently - harm to the Group’s results.

The Company’s above estimates are deemed forward-looking information, as such term is defined in the Securities Law. The main facts and figures the Company used as a basis for the above estimates come from its experience over the years and its knowledge accumulated with respect to site construction and licensing. These estimates could not materialize, or materialize partially, insofar as legislative interference or different adjudication occurs than that known as of the Report publication date.

(4)	Indemnity undertaking under the Planning and Building Law

Under the Planning and Building Law, local planning and building committees must request, as a condition for granting a cell site building permit, a letter of indemnification against claims for damages under Section 197 of the Planning and Building Law.23 The period in which it is possible to submit claims for damages under the Planning and Building Law is the latter of one year from obtaining the building permit for the site or six months from constructing the site, while the Minister of the Interior is authorized to extend such period. By the Report date, the Group has deposited 430 letters of indemnification as a condition for issuing such building permits.

As a result of requirement to deposit letters of indemnification with local planning and building committees, the Group may disassemble or move cell sites to less suitable locations or not establish certain cell sites if it finds that the risk of providing such letters of indemnification exceeds the benefit of constructing such sites. The Group’s decision to disassemble or move cell sites, if any, could harm the quality of cellular services in such places and harm network deployment.

23Section 197 of the Planning and Building Law stipulates that landowners are theoretically entitled to damages from the local planning and building committee for lower property values resulting from the approval of a plan that applies to their land or to a bordering area, all according to the Planning and Building Law.

The Group’s above estimate is deemed forward-looking information, as defined in the Securities Law, based on the Group’s work plan to construct sites in the coming years, and on the Group’s knowledge and experience accumulated with respect to finding site locations. The above estimate could not materialize, or they could materialize in part, because of lack of details regarding future claims under Section 197 of the Planning and Building Law, on cellular sites.

(5)	Permits under the Radiation Law

The construction of cell sites, access facilities, and other transmission facilities, is governed by the Radiation Law. For details on the provisions of the Radiation Law and the required permits under it, see Sections 20.1 and 21.4(5) above.

(6)	Non-ionizing Radiation Information Regulations

Cellular services are provided using end-user equipment that emits non-ionizing radiation. The Consumer Protection (Details Regarding Non-ionizing Radiation from Cellular Phones) Regulations, 5762-2002, contain, inter alia, duties to provide information. These regulations and the pamphlet issued under them state among others the maximum permissible radiation level for end-user equipment. For information about the restrictions under these regulations, see Section 20.3 above.

(7)	Network and site sharing agreement

A network sharing agreement, including active frequency sharing between mobile network operators (MNOs) is possible between operators when at least one of them does not own a fully distributed cellular network, and is subject to certain conditions, including: (a) other operators may join at similar terms to those granted to the operator with the smallest market share; (b) an operator that shares a network may host a virtual operator with no need for the consent of the other joint operators; (c) the shared radio network must be operated by a joint entity to be held equally by all joint operators, that must obtain a license from the Israeli Ministry of Communications, and the shared network shall use the frequencies allocated to the joint operators; (d) the shared radio network components shall be held equally by all joint operators; and (e) each joint operator shall have an effective right of use of the other joint operators’ passive infrastructure, including if the agreement is terminated.

In February 2021, the Israeli Ministry of Communications decided to alter current regulation that only allows domestic roaming and active network sharing between established cellular operators (the Company, Pelephone, and Partner) and “new” cellular operators (Xfone and Hot Mobile) and allow all cellular operators to collaborate using domestic roaming or a MOCN configuration in certain peripheral areas, at a limited number of sites. In the Group’s estimate, this change shall not affect the Group’s results, in light of the limited cooperation that is possible.

Such Company estimate is forward looking information, as defined in the Israeli Securities Law, which is based on the Group’s estimates with respect to the scope of future cooperation and the knowledge and experience that the Group accumulated with respect to the construction of the sites. Such estimate may not materialize or may materialize in part, in light of the lack of information with respect to the scope of use and the affiliated costs.

For details regarding the network sharing and hosting agreement between the Group and Golan (formerly) and Xfone, see Section 23.1 below.

21.5.	Provisions in the area of fixed-line communications

(1)	Fiber-optic network

The Communications Law provides operators certain powers to deploy fiber-optic infrastructure and exempts them from the requirement of obtaining building permits (including auxiliary facilities). Deploying fiber-optic infrastructure in public areas is subject to prior notice and coordination with other infrastructure owners. Deploying fiber-optic infrastructure in private property is subject to the property owner’s consent. With respect to using the infrastructure of other operators in the framework of the Wholesale Market, see Subsection (2) below.

In December 2020, an amendment to the Communications Law was approved, updating the duty to deploy fiber-optics and duties to provide the service for operators with a general license - that own their own infrastructure (which under current regulation are required to perform universal deployment for all networks they deploy), and setting incentives for the encouraging infrastructure deployment in areas where there is no duty of deployment, according to economic profitability tests. The main terms of the amendment are as follows:

a.
Bezeq shall not be subject to universal deployment requirements with respect to deploying fiber-optic infrastructure, rather it shall be granted the option to inform the Israeli Ministry with respect to the areas in which it desires to deploy infrastructure within five months of January 1, 2021, and in such areas Bezeq shall be required to provide service to all households within 6 years; Hot shall also not be subject to a universal deployment duty with respect to deploying fiber-optic infrastructure, from the date determined for Bezeq’s duty to deploy as set forth in the license. Notwithstanding, in July 2020 the Minister of Communications set a minimum deployment duty for Hot at a rate of 30% and a duty to meet a 1:1 deploying ratio between the periphery and the center of the country, should Hot decide to deploy an ultra-broadband network that is not based on its existing access network;

b.
The State of Israel shall conduct tenders for subsidizing fiber-optic deployment by Bezeq’s competitors in areas where Bezeq chooses not to deploy fiber-optics (“Incentive Areas”), based on the ratio of the number of households in the Incentive Areas and funds in the Incentive Fund (as defined below) to be allocated within the framework of the tenders. In the first three years during which there is an obligation to pay into the Incentive Fund, the Minister of Communications shall be entitled to order that no more than 15% of the households in the Incentive Areas shall be located in certain geographical areas as the Minister may instruct. Bezeq and any corporation linked to it may not participate in tenders. The Minister of Communications may set a reduced tariff for use of Bezeq’s existing physical infrastructure in Incentive Areas;

c.
The subsidy shall be financed by imposing an additional mandatory payment at the rate of 0.5% of the most recent annual revenues net interconnectivity and usage payments by certain communications license holders in Israel (including Bezeq), for which the most recent annual revenues exceeded NIS 10 million, from 2021 and until the date on which the deployment duty was determined for each Incentive Area (“Incentive Fund”);

d.
Bezeq and a corporations linked to it are not entitled to deploy fiber-optics in Incentive Areas for 5 years from the date of determining the deployment duty in the winner’s license, except deployment for business customers to whom they are entitled to deploy infrastructures also during that period. However, Bezeq is entitled to update its original deployment undertaking by up to a rate of 10%, so long as funds in the Incentive Fund have not yet been allocated to the relevant Incentive Area;

e.
The provisions of the amendment do not preclude license holders other than Bezeq or corporations linked to it from deploying a fiber-optic network or providing telecommunication services on it in Bezeq’s deployment areas, or in Incentive Areas for which funds were not allocated out of the Incentive Fund.

In June 2020, the Israeli Ministry of Communications decided that when providing connectivity services to private customers using fiber-optics, license holders may not offer subscribers offers at different terms or different rates depending on the offered infrastructure.

In July 2020, the Israeli Ministry of Communications determined that holders of a general license for providing domestic fixed-line telecommunication services that wish to deploy a fiber-optic infrastructure in an existing building (five apartments or more) must offer other license holders to share the use of the fiber-optic infrastructure they shall deploy in the building and bear the cost of establishing the infrastructure according to their relative share. It was also set forth that the fiber-optic infrastructure deployed in the building must allow shared use in the future, to at least one more unified license holder in addition to the operators that agreed on shared use.

(2)	Development of the Wholesale Market

In 2012, the Israeli Ministry of Communications published a policy document regarding a Wholesale Market for fixed-line communication services, the main points of which are:(1) establishing an effective Wholesale Market for communication connectivity services; (2) gradual cancellation of the structural separation in the Bezeq and Hot groups and replacing it with accounting separation and changing the method of control over Bezeq’s retail rates, determining maximum rates. This instead of the current method that sets fixed rates depending, as a rule, on the development of the Wholesale Market, competition in the market, and with respect to television services – the reasonable option to supply a basic package of OTT services by suppliers that do not have a national fixed-line communication infrastructure.

As stated above in Section 8.1(1), in 2015, the Wholesale Market for Internet infrastructure in Israel was officially launched, and to a certain degree, also in the area of using certain physical infrastructure by operators that do not own infrastructures. The maximum wholesale rates for fixed-line communication services to be provided by Bezeq were set in the Communications (Bezeq and Broadcast) Regulations (Use of the Public Telecommunications Network of a Domestic Operator), 5775-2014.

According to the Communications Law, certain wholesaler duties apply to all fixed-line operators, including the Group, according to which fixed-line operators must provide all other fixed-line operators access to their passive infrastructure (excluding the IBC’s passive infrastructure on IEC’s infrastructure), at terms to be discussed between the parties (excluding Bezeq and Hot, for which the regulator sets the terms).

Furthermore, the Wholesale Market should have featured wholesale fixed-line telephone services from May 2015. To the best of the Group’s knowledge, as of the Report date, the service has not yet been used within the Wholesale Market. A reduction Bezeq’s fixed-line telephone service rates, as proposed in the renewed hearing in December 2020 (as set forth hereunder) shall significantly reduce to nearly eliminating the economic profitability of buying wholesale telephone services from Bezeq.

In December 2019, the Minister of Communications published a public hearing proposing to set fixed rates (instead of the current rates that depend on traffic volumes) for the wholesale service of Hot’s Internet infrastructure, which are lower than Hot’s current retail rates. In June 2020, the Israeli Ministry of Communications adopted Hot’s proposal to voluntarily reduce the wholesale rates for Internet infrastructure service on its network, including a mechanism for updating rates.

In February 2020, the Israeli Ministry of Communications announced a retrospective reduction of the wholesale services rates it set in the past for using Bezeq’s copper wire infrastructure and a rate updating mechanism for 2019 and 2020. This reduction led to reimbursement of the amounts the Group paid to Bezeq, and to offsetting additional amounts in 2020 against payments paid or payable to Bezeq for use of the copper wire infrastructure, totaling NIS 31 million. In December 2020, the Israeli Ministry of Communications announced the annual rate update for using Bezeq’s copper wire infrastructure in the Wholesale Market. Because rates are updated according to a formula taking into account the number of subscribers and traffic on Bezeq’s network in the previous year and assumptions regarding on the forthcoming year, as a result of the increased demand for Internet traffic, and especially considering the coronavirus crisis, the wholesale rates on Bezeq’s network have been significantly reduced for 2021.

In August 2020, the Israeli Ministry of Communications decided that for the supply of Internet infrastructure services on Bezeq’s fiber-optic infrastructure, Bezeq shall be paid fixed maximum amounts (regardless of traffic), a payment of NIS 71 for the wholesale fiber infrastructure in total rate of 55000 mb/s and NIS 79 for fiber infrastructure at a total rate of 1100 mb/s per month. These tariffs significantly exceed the maximum rates set for Bezeq for the Internet infrastructure service using its copper wire infrastructure and the rates the Group pays IBC.

In 2014, the Israeli Ministry of Communications published a hearing that was expanded in 2017 and has not yet been concluded, proposing a method for checking whether Bezeq and Hot reduce their retail rates and thus reducing the margin between wholesale rates and retail rates for certain fixed-line communication services (“margin squeeze”), to reduce the margins for operators that do not own and infrastructure thus excluding them from the market.

With respect to Bezeq’s duty not to charge Internet providers for the consumption of a certain volume of connectivity services, see Section (3) below.

(3)	Regulation of OTT multichannel television services

As of the Report date, online television services are not regulated in Israel.

Nevertheless, in July 2018, according to recommendations published in 2016 by the Broadcast Regulation Committee appointed by the Minister of Communications, published a bill for regulating broadcasting including a classification of audiovisual providers24 into four categories, and setting regulatory arrangements for each category, including imposing a duty to invest in original Israeli content at a rate derived from revenues for subscription fees (in this Section, the “Bill”).

24Audiovisual providers are defined as providers that aim their content to the Israeli public in particular using any electronic medium–technological neutrality.

The Bill focuses on audiovisual providers that mostly target the Israeli audience, so it is unlikely to apply to foreign television content providers operating in Israel. The Group estimates that if the Bill is adopted with its current language, it shall not materially change regulation that applies to the Group however it is possible that legislative processes could lead to introducing substantial changes to the Bill.

If legislation is adopted that requires the Group to make additional investments and/or imposes restrictions on the Group’s online television services and/or restrictions on the Group but not on other online television service providers, such could have an adverse effect on the Group’s activity and on the Group’s online television services.

In October 2020, the Committee for Examining Super-Regulation in the Area of Broadcasting, chaired by Mr. Roy Folkman (the “Committee”) published a call for comments (“kol kore”). The Committee’s work relies on recommendations by previous committees that examined the area and noting the Bill. The Committee is considering recommending a regulatory outline that does not differentiate between broadcasting entities according to broadcasting technology, and it shall examine the need of applying a regulatory scale according to a differentiating criterion, such as market share (by number of subscribers or by revenues). The main issues on the Committee’s agenda, which it was asked to address, are more focused, simplified regulation – including a request to address the super-objectives of regulation (such as the protection of minors, accessible broadcasting, lowering barriers to entry for new players, and consumer protection); examining the application of regulation to international content providers; examining whether and how the duty to invest in original productions is to be applied to OTT players and to international companies that operate in the Israeli market; examining the issue of financing the broadcasting market (subscription fees and commercials), and the duty to distribute commercial channels on the broadcasting platforms free of charge. It was also asked to address multiple possibilities for regulating sports broadcasting.

In 2014, the Competition Commissioner (previously known as the Antitrust Commissioner) published conditions for a merger in the Bezeq group, in order to facilitate the opening of the multichannel television market to competition, by lowering the barriers to entry into the television area. In this framework, the Commissioner established an arrangement in the framework of which, inter alia, Bezeq shall not charge Internet providers for consuming a certain volume of connectivity services deriving from multichannel television broadcasting over the Internet, and Yes was also prohibited from selling a package of communication services that includes television services at a different price than the separate sale of the television service (the “Separability Clause”). Furthermore, it was determined that all exclusivity arrangements Bezeq and Yes are party to on non-original production television content shall be cancelled, and that engaging under such exclusivity arrangements in the future shall be prohibited (the “Exclusivity Clause”). In November 2020, an amendment that the Competition Commissioner is considering making in the merger terms was published for public comments, as follows: (1) revoking the Separability Clause; (2) modifying the Exclusivity Clause whereby it does not apply to the procurement of foreign content but continues to apply to sports content and original content that is not considered an original production, as defined in the Commissioner’s terms. The Group estimates that if such amendment is approved, it is unlikely to have a material effect on the results of the Group’s activity.

It is noted that the Separability Clause also exists in Bezeq’s license pursuant to the duty of structural separation that applied to it even before the Commissioner published the terms.

The Group’s estimates regarding the possibility and the potential impact of legislation in the OTT multichannel television area are deemed forward-looking information, as defined in the Securities Law, which is uncertain, since it is affected by various factors outside the Group’s control, and is subject, inter alia, to the nature of the legislation to be adopted, as described above, and other factors, including the realization of all or some of the risks listed among the risk factors in the Group’s area of activity, as stated below in Section 26.

(4)
With respect to building permits, an exemption from building permits and the applicability of the Radiation Law to communications facilities constructed as part of fixed-line communications networks, see Section 21.4 above.

21.6.	Consumer protection legislation

The Group’s activity is subject to legislation that regulates the relationship and manner of engagement between the Group and its subscribers. AS such, the Group’s activity is governed by the Consumer Protection Law and its regulations. Changes to consumer protection legislation regularly affect the activity of the companies of the Group. In recent years, various amendments to the Consumer Protection Law and its regulations were adopted, among others regarding the cancellation of transactions even after commencement of service; disconnecting from ongoing services; the manner of updating rates for a limited term; provisions on reimbursing funds collected from subscribers not in accordance with the engagement agreement plus the fixed handling fee under the law; restrictions on debt collection processes; the maximum duration of wait for human response; and expanding applicability of regulation regarding technician visits to additional instances. Furthermore, there is a variety of proposed amendments to the Consumer Protection Law on the Knesset’s agenda, that could affect, inter alia, the terms of engagement and conduct of companies of the Group vis-à-vis their subscribers.

21.7.	Privacy protection law

The Group companies’ activity is affected by the provisions of the Protection of Privacy Law and its regulations with respect to managing and maintaining databases and protecting the data they contain. In May 2018, the Protection of Privacy (Data Protection) Regulations, 5777-2017, came into effect, imposing various duties on database owners, including the duty to set procedures and carry out data protection risk assessments, and the duty to use state-of-the-art data protection measures to protect information.

21.8.	Provisions in the area of labor law

The Group is subject to Israeli labor law in connection with terms of employment, including the Minimum Wage Law, 5747-1987; Severance Pay Law, 5723-1963; Annual Leave Law, 5711-1951; Hours of Work and Rest Law, 5711-1951; the Law for Increased Enforcement of Labor Laws, 5772-2011, and various expansion orders regarding fringe benefits and pension contributions Group employees are entitled to.

According to the Minimum Wage Law (Minimum Wage Increase – Temporary Provision), 5775-2015, the monthly minimum wage was updated gradually until January 2017, and the hourly minimum wage increased again in April 2018 as result of shortening the workweek in Israel.

For details regarding price control for products and services offered by the Group, above see Section 6.21.2 above

21.9.	Sanctions by virtue of regulatory provisions – administrative proceedings and financial sanctions

In recent years, the enforcement and supervision authorities of various regulators have been expanded, including the Israeli Ministry of Communications, the Competition Authority, and the Consumer Protection and Fair Trade Authority, whereby granting various regulators the power to impose sanctions, including substantial financial sanctions for violations of relevant regulation. There is also a proposal to make a similar amendment to the Protection of Privacy Law, 5741-1981. The Israeli Ministry of Communications, the Competition Authority, and the Consumer Protection and Fair Trade Authority have been exercising these powers in recent years.

22.	Material agreements

Below is a summary description of the main terms of material agreements the Group is party to, or that grant rights to the Group to the best of its knowledge, including agreements that were in effect in the period described in the Report or that affected the corporation’s activity at the time.

22.1.
Agreement for investment in IBC – For details regarding the Company’s investment in IBC, including the partnership agreements with IIF, the IRU purchase agreements, and services agreement with IEC, see Section 6.17.1 above.

22.2.	Agreement for Hot’s investment in IBC – For details regarding Hot’s investment agreement with IBC, including the agreement to purchase IRUs and the service agreement, see Section 6.17.2 above.

22.3.	Agreement for the acquisition of Golan – For details regarding the binding letter of intent and the completion of the transaction for acquiring Golan, see Note 7 to the Financial Statements.

22.4.
Engagements with vendors – For details regarding the Group’s engagements with material vendors that the Group depends for purchase, operation, and maintenance of communications equipment, information systems, content, and end-user equipment, see Section 15 above.

22.5.
Debt and credit agreements – For details regarding the Company’s credit agreements that it uses to finance its activity, and for details regarding the Debentures issued by the Company, see Section 6.18 above.

22.6.	Collective employment agreements – For details regarding the Group’s collective employment agreements with the workers unions and the Histadrut, see Section 14.6 above.

22.7.	Network sharing agreements – For details regarding network sharing agreements, see Section 6.23.1 below.

23.	Cooperation agreements

23.1.	Network sharing agreements – In March and April 2017, the Group’s network sharing agreements came into effect:

a.
Sharing agreement for the 3G and 4G network and hosting services for the 2G network with Golan starting April 2017 (the “Golan Agreement”). This agreement came to an end in light of completing the Golan acquisition at the end of August 2020.

b.
Sharing agreement for the 4G network and hosting services for 2G and 3G networks with Xfone (in this Section, the “Xfone Agreement” or the “Sharing Agreement”). Xfone started operating in the cellular market in April 2018.

c.
An agreement that incorporates the relevant 4G network sharing arrangements set forth in the Xfone Agreement and in the Golan Agreement, into an agreement between the Group, Golan and Xfone (in this Section, the “Triple Agreement”). This agreement also came to an end in light of completing the Golan acquisition at the end of August 2020.

23.2.	The Sharing Agreement with Xfone

The Sharing Agreement with Xfone sets the terms at which the 4G shared network shall operate, the terms for providing the hosting services for the 2G network and the 3G network, and the following terms, inter alia:

a.
Arrangements for using the parties’ relevant frequencies; management and operation using a joint corporation (the “Joint Corporation”)[25]; equal ownership of the shared network’s active components; arrangements for future investments in the shared network’s active components; arrangements for an indefeasible right of use (IRU) of these components, of each sharing party towards the other sharing parties; the grant of an indefeasible right of use (IRU) from the Group to Xfone and to the Joint Corporation with respect to the shared network’s passive components; arrangements for services the Group shall provide the Joint Corporation as a subcontractor; arrangements for the parties’ separation; and arrangements for adding an additional joint party.

b.
The agreement period – The agreement is made for 10 years. This period shall be extended by additional periods, unless one of the parties announces otherwise. In addition to standard causes, Xfone may terminate the agreement by prior written notice, should it decide to shut down its cellular market operations in Israel.

25According to the Israeli Ministry of Communications decision dated August 26, 2020, Cellcom and Xfone shall hold the Joint Corporation in equal parts. As of the Report date, the change in holdings of the Joint Corporation was not performed yet, whereby formally, each of Cellcom, Golan, and Xfone holds 33.3% of it.

c.
The consideration – The annual consideration to be received by the Group during the agreement period within the framework of the Xfone Agreement is made up of three components: (1) payment for the IRU on the passive components of the shared network; (2) payment for Xfone’s share in the cost of the active components of the shared network prior to the sharing agreement, and its share of the cost of the active components to be purchased for the shared network after the sharing agreement comes into effect; and (3) payment for participation in the regular operating costs of the shared network and the Group’s 2G and 3G networks, according to the number of Xfone subscribers and their use of the shared network and of the Group’s 2G and 3G networks. Nevertheless, starting in April 2018, and for up to 5 years, Xfone shall be entitled to exchange its payments to the Group for the indefeasible right of use (IRU) on the passive components of the shared network and its share of the regular operating costs of the shared network and the Group’s 2G and 3G network, with a monthly payment based on the number of subscribers that shall be no lower than variable annual minimum numbers, at the range of NIS 20 million in the first year to NIS 110 million in the fifth year (“Settlement of Accounts Mechanism during the Penetration Period”)

In November 2020, Xfone stopped paying the Group under the Sharing Agreement. As of the Report date, Xfone has not paid the Group part of the monthly consideration for the months August - December 2020. Xfone raised several arguments regarding its unwillingness to pay the Company the consideration set forth in the Sharing Agreement. Xfone also argued that Golan’s acquisition by the Company and its conversion into an MVNO (while terminating the Cellular License and ending the Triple Agreement) constituted breach of the agreements with it and on January 31, 2021, it informed the Company of terminating the agreements for their alleged fundamental breach by the Company. The Company utterly rejects Xfone’s termination notice of the Sharing Agreement and arguments, which according to the estimates of the Company’s management were made in order to alter the terms of the Sharing Agreement. On February 8, 2021, the Company filed a claim for enforcement of the Sharing Agreement including payment of Xfone’s debts until the filing date of the claim (for NIS 34 million) against Xfone and its controlling shareholder, Mr. Hezi Bezlael, a motion for a temporary injunction that prohibits Xfone from executing the termination of the agreement or from engaging in an agreement that contradicts the Sharing Agreement with the Company and a motion for temporary foreclosure on funds belonging to Xfone up to a total of NIS 34 million. An ex parte temporary foreclosure order was given that same day which was extended on February 24, 2021 to also include funds held by Xfone's parent company (Xfone 018 Ltd.). On March 3, 2020, the claim was amended to include the parent company as an additional defendant. On February 17, 2019, it was agreed, upon the court recommendation with respect to the Company’s motion for a temporary injunction, and while each party maintains all of its arguments, that in the period until March 17, 2021, Xfone would not engage in a contradicting agreement, the Company would continue charging Xfone under the same commercial terms as it had until then, and Xfone would bear the payment for the services to be received in that period; during the period the parties would hold discussions through a mediator, and on March 17, 2021, they would inform the court whether to give a decision in the motion or to postpone it for an additional period. The agreements were granted validity of a court decision. Xfone did not pay the monthly payment that was supposed to be paid during this period for the month of December 2020

Failure to pay the consideration set forth in the Sharing Agreement by Xfone, or its termination, may cause material harm to the Group’s revenue and harm its financial results. For the Group's revenue from Xfone, see Note 32D to the Financial Statements.

23.3.	The sharing agreement with Golan

The Golan Agreement was in an identical format to the Xfone Agreement (without the Settlement of Accounts Mechanism during the Penetration Period). The average annual consideration from Golan in the years 2017 - 2020 for the settlement of accounts components, as described above, were in the range of NIS 180-200 million per annum. As mentioned, the Group has been consolidating Golan’s results since September 2020, following completion of the transaction for acquiring all of its share capital in late August 2020. For additional details see Note 7 to the Financial Statements.

The Company’s estimates with respect to the Xfone Agreement, including payments thereunder, the possibility of its termination, and its potential impact on the Group, are deemed forward-looking information, as such term is defined in the Securities Law, and are uncertain, as they are influenced by multiple factors outside the Group’s control, including Xfone’s conduct, findings by courts of competent jurisdiction, and other factors, including the realization of all or some of the described risk factors in the Group’s area of activity, as described in Section 26 below.

23.4.
Roaming agreements – Roaming agreements enable the customers of Operator A to receive cellular network services from Operator B when the customers of Operator A are outside Operator A’s coverage area, but within Operator B’s coverage area (incoming and outgoing roaming services).

With roaming agreements, the Group offers outgoing roaming services to its subscribers when they are outside Israel and incoming roaming services to customers of foreign operator when they are in Israel. As of the Report date, the Group collaborates with hundreds of operators in most countries in the world to provide roaming services, based on standard roaming agreements of the GSM Association.26

24.	Legal proceedings

The Group is party to legal proceedings filed against it from time to time. As of December 31, 2020, the Company had set aside an amount of NIS 59 million for all the claims against it.

26 The GSM Association – an umbrella organization of all mobile operators that operate with the GSM technology.

The past few years have been characterized by a large number of motions for approval of class certification filed and approved against the Group in Israel, some in substantial amounts.

As of the Report date, 43 motions for approval of class certification are pending against the Group, and the Group is party to seven class actions that have been approved against the Group.

24.1.	Material pending legal proceedings: Hereunder are details of pending legal proceedings, in which the claimed amount is substantial or may have significant implications on the Group’s activity:

Date of filing the claim	Proceeding type, parties, instance of court and original amount of the claim	Details
November 2010
Motion for approval of class certification filed by the plaintiff, Sharon Lin, to the District Court in Tel Aviv against the Company, arguing that the Company unlawfully charged its customers for third party content services.

The class action amount was estimated by the plaintiff at NIS 300,000,000.

In the end of October 2020, the District Court held a hearing regarding this motion and two additional certification motions concerning the content services, with respect to which hearings were consolidated (see details below).

May 2011
Motion for approval of class certification filed by the plaintiff, Shlomi Cohen, to the District Court in Tel Aviv against the Company, arguing that the Company violated the provisions of its license, by engaging in price discrimination towards its customers.

The amount claimed was estimated by the plaintiff at NIS 150 million.

In December 2019, the motion for approval of class certification was dismissed by the District Court in Tel Aviv. In February 2020, the plaintiffs filed an appeal on the decision to the Supreme Court. A hearing on the appeal was held in February 2021, and is awaiting judgment.

February 2013
Motion for approval of class certification filed to the District Court for the Central District by plaintiffs Eliasaf Gerst and Vered Sidi, against a corporation that was formerly part of the Group (currently Cellcom Partnership), arguing that it violated the Consumer Protection Law the provisions of its license, with respect to the obligation to end the engagement on time.

The class action claim amount was estimated at approx. NIS 72 million.

In January 2017, the motion was partially certified as a class action, with respect to Company customers who asked to be disconnected from the service and were not disconnected within the timeframe stipulated by law, even if the Company mistakenly thought the customer had retracted its disconnection notice. The main argument in the claim whereby the Group is obligated to disconnect the customer immediately upon request, without any attempt to retain the customer, was rejected and in March 2019 an appeal filed by the plaintiffs to the Supreme Court was also dismissed, and the case was sent back down to the District Court.

Date of filing the claim	Proceeding type, parties, instance of court and original amount of the claim	Details
July 2014
Motion for approval of class certification filed by the plaintiff, the Israel Consumers Council, against the Group, two additional cellular operators and a content provider, arguing that the invoices, the legal proceedings and/or the amounts collected as a result thereof by the content provider are unlawful.

The class action amount was estimated in the amount of NIS 300 million.

At the end of October 2020, a hearing was held at the District Court on this motion and two additional certification motions concerning the content services, with respect to which the hearing was consolidated. The court recommended that the plaintiff not insist this motion be heard.

In December 2020, the plaintiff informed the court that it insists on the motion being heard.

November 2016
Motion for approval of class certification filed to the District Court in Tel Aviv by the plaintiff, Tal Butler, arguing unlawful interest collection on end equipment in a loan transaction, in which the effective interest exceeded the amount permitted under the provisions of the Law for Regulating Non-bank Loans and/or without indicating the interest rate in violation of the Consumer Protection Law and its regulations.

The claim amount was estimated at NIS 73,237,500.
In the court-hearing held in November 2020, and at the court’s recommendation, the plaintiff withdrew the cause of action for interest in excess of the legally permissible amount.
September 2017
Motion for approval of class certification filed to the District Court for the Central District by the plaintiff, law firm Raanan Bashan, against the Company and one of its subsidiaries, arguing that the waiting times at the Group’s telephone call centers do not meet the licensing requirements.

The class action amount was estimated at approx. NIS 88 million.
The court referred the parties to mediation proceedings. The parties have commenced mediation proceedings.
November 2019
Motion for approval of class certification filed by the Israel Consumers Council to the District Court in Tel Aviv against the Company and two additional cellular operators, arguing that the Company unlawfully charged its customers for third party content services.

The class action amount was estimated at NIS 400 million.

At the end of October 2020, a hearing was held at the District Court regarding this motion and two additional certification motions regarding the content services, with respect to which hearings were consolidated.

The court recommended the plaintiff not insist on hearing this motion.

In December 2020, the plaintiff informed the court it agrees to its recommendation to strike the motion.

Date of filing the claim	Proceeding type, parties, instance of court and original amount of the claim	Details
April 2020
Motion for approval of class certification filed to the District Court in Tel Aviv by the plaintiff, Mor Hirsch, arguing that the Group misled its customers about the content of a package for internet browsing abroad and breached its agreement with them.

The class action amount was estimated at approx. NIS 82 million.
The Company has submitted its response to the court.
July 2020
Motion for approval of class certification filed to the District Court in Tel Aviv by the plaintiff, Daniel Daniel, arguing that service charges were updated in violation of the provisions of the law, the license and the agreement.

The class action amount was estimated at NIS 100 million.
The Company has not yet submitted its response to the court.
January 2021
Motion for approval of class certification filed to the District Court in Tel Aviv by the plaintiff, Chacham Yitzhak, arguing that the Company does not inform repair service subscribers who own water and dust proof phones, that once phones are repaired, they will no longer be water and dust proof, contrary to the provisions of the law and the agreement.

The class action amount was estimated at over NIS 50 million.
The Company has not yet submitted its response to the court.
February 2021
Motion for approval of class certification filed to the District Court in Tel Aviv by the plaintiff, Armon Arie, claiming that the Company did not provide a human response as required by law and the terms of its license for callers to its call center.

The class action amount was estimated at NIS 150 million.
The Company has not yet submitted its response to the court.

24.2.	Material legal proceedings that ended during the period of the Report:

Hereunder are details of material legal proceedings that ended during the period of the Report:

Date of filing the claim	Proceeding type, parties, instance of court and original amount of the claim	Details
Filed August 2012 Ended February 2020
Motion for approval of class certification filed to the District Court in Tel Aviv-Yafo against a corporation that was formerly part of the Group (currently Cellcom Partnership) and against an additional connectivity service supplier, by the plaintiffs Gal Avidor, Dr. Alexander Segalovitz and Roy Horowitz, arguing that the respondent violated the provisions of its license, by engaging in price discrimination towards its customers.
The class action amount was not estimated.

In December 2019, the motion for approval of class certification was dismissed by the District Court in Tel Aviv. In February 2020, the plaintiffs filed an appeal of the decision to the Supreme Court. A hearing in the appeal was held in February 2021, and afterwards the plaintiffs announced retraction of the appeal.

Filed in September 2014 and ended in July 2018
Motion for approval of class certification filed to the District Court for the Central District by the plaintiff, Gal Leor, arguing that the Company failed to fulfill its obligation to supply customers using file-sharing programs with the internet browsing speed it undertook to supply for file-share application use.
The class action amount was estimated at approx. NIS 75 million.

In July 2018, the court approved a settlement agreement in the claim, in which the Company undertook to upgrade internet supplier speed by one level for ISP customers, free of charge. The value of the aforementioned benefit was determined to be insignificant.

Filed in March 2015 and ended in March 2020
Motion for approval of class certification filed to the District Court for the Central District by the plaintiff, Pinchas Greenberg, arguing that the Group transferred customer location data to a third party, in violation, inter alia, of the Protection of Privacy Law, 5741 – 1981 and the agreements with customers.
The class action amount was estimated at approx. NIS 15 billion.

In March 2020, the court approved a settlement agreement in the claim, under which the Group undertook to operate in accordance with the Protection of Privacy Law, 5741 – 1981 with respect to all aspects of use and/or transfer of information based on profiling (formulating estimations/assumptions about customer characteristics) based on location data of Cellcom customers, to third parties for third party purposes.

In addition, the Group undertook to grant compensation to its customers, in an insignificant amount.

Filed in June 2016 and ended in May 2018
Motion for approval of class certification filed to the District Court for the Central District by the plaintiff, Eyal Sbarro, arguing that the Group charged customers who terminated engagement the full monthly fee, even if the engagement was terminated in the middle of the month.
The class action amount was estimated at NIS 200 million.
In May 2018, the applicant withdrew the motion, in light of pending proceedings on the same matter.

Date of filing the claim	Proceeding type, parties, instance of court and original amount of the claim	Details
Filed in March 2018 and ended in July 2020
Motion for approval of class certification filed to the District Court for the Central District by the plaintiff, Sima Rahmani, arguing that Xiaomi Redmi Note 4 cellular handsets have a limitation on calls to emergency call centers.
The class action amount was estimated at NIS 65 million.
In July 2020, the applicant withdrew the motion at the court’s recommendation.
Filed in April 2018 and ended in September 2019
Motion for approval of class certification filed to the District Court for the Central District by the plaintiff, Eli Lavi, arguing there is no warning that repeat entry of an incorrect access code in iPhones leads to permanent shutdown of the handset and blocks access to content stored on the handset.
The class action amount was estimated at NIS 52 million.
In September 2019, the applicant withdrew the claim at the court’s recommendation.
Filed in May 2018 and ended in July 2020
Motion for approval of class certification filed to the District Court for the Central District by the plaintiff, Minka Chava, arguing that the Group, in violation of its license, failed to send out voice messages regarding increased rates for subscribers to “kosher” programs.
The class action amount was estimated at NIS 88 million.
In July 2020, the court approved a settlement agreement in the claim, under which it paid the class an insignificant amount as compensation for customers who did not receive notice as described.
Filed in June 2020 and ended in August 2020
Motion for approval of class certification filed to the District Court in Haifa by the plaintiff, Beck Leistner, arguing that the Group does not include in its agreements a tariff for a certain added value service.
The class action amount was estimated at NIS 178 million.
The claim was struck for inactivity.

25.	Goals, business strategy and anticipated development in the forthcoming year

The primary components of the Group’s business strategy are:

25.1.
Offering comprehensive solutions for the provision of mobile and fixed-line communications services – The Group offers its private and business customers a wide range of cellular and fixed-line communications services and it intends to continue to leverage its leading status and large market share in order to further deepen the supply of services to its customers. For these purposes, the Group makes great efforts to provide its customers with a high-quality service and support experience, and invests in developing service infrastructures, including expansion and constant improvement of digital channels.

25.2.
Investment, development and upgrade of the Group’s communications networks – The Group acts to sustain high-quality networks which support advanced solutions which meet customer needs. In this context, in the field of mobile communications, the Group acts to maintain, upgrade and expand the capacity and coverage of its cellular networks within expansion of the 4G network and deployment of the 5G network. In the area of fixed-line communications, the Group is acting to maintain and update its transmission/fiber-optic network as needed, as well as to significantly expand deployment of IBC’s fiber-optic  network, in an expedited manner, so that the Group can be transformed from an entity that is dependent on the infrastructures of others in the area of fixed-line communication, to a partner in an expansive and independent fixed-line infrastructure.

25.3.
Optimization of expense structure - The Group acts, on an ongoing basis, to increase the efficiency and suitability of its costs structure, while constantly striving to maintain and improve the quality of customer service, all as a lever for increasing income and improving profitability.

The aforementioned in this section regarding the Group’s strategy and its possible effect on the manner of activity is deemed forward-looking information as defined in the Securities Law, which may be impacted by various factors, including changes in the communications market, the pace of technological change that characterizes the market, regulatory changes as well as changes in the Group’s competitive status. In addition, it may be affected by the extent of realizing all or some of the risk factors outlined in section 26 below.

26.	Discussion of risk factors

Hereunder is an overview of the risk factors that may have a negative impact on the Group’s areas of activity and business results:

26.1.	Macro risk factors

26.1.1.
Financial risks – The Group is exposed to exchange rate fluctuations, since a significant part of its expenses are generally in USD while its revenues are in NIS. In addition, the Group is exposed to changes in the Consumer Price Index with respect to some series of debentures it has issued, since they are linked to the Index, whereby any increase in the Index increases the Company’s obligations and its financing expenses. The Group is acting to minimize exposure to financial risks through protective financial transactions.

26.1.2.
Regional conflict – In general, armed conflict, terrorist activity or political instability in the region of the State of Israel could adversely impact the Group’s revenues, including revenues from roaming services for incoming tourists. These types of negative influences may also be realized due to an increase in international community criticism against Israel, including the “name and shame list” published from time to time by the UN’s Human Rights Council.

The Group’s activities, fixed assets, customers, and some of its suppliers are located in Israel. Any damage to the communications network and/or the information systems of the Group could harm the Group’s ability to continue to provide its services, in part or in full, and/or harm the Group’s activities, and may have an adverse effect on its business results.

26.1.3.	Spread of the coronavirus – For information on the impact of the spread of the coronavirus on the Group’s activities, see Section 1.5 of the Board of Directors Report.

26.1.4.
Cyber-attacks – Over the past few years, there has been an increase in the frequency, scope and potential for harm of cyber-attacks against companies, including the Group. Cyber-attacks can cause failures in equipment, loss, discovery, access, use, vandalization, destruction or appropriation of information, including sensitive personal information about customers or employees, or expensive content and technical and promotional information, as well as disturbances in Group and customer activities. Inability to operate the Group’s networks and systems, suppliers or service providers, even for a limited time, can lead to substantial expenses (even beyond the Group’s insurance coverage), loss of market share to other operators, legal claims and proceedings as well as harming the Group’s reputation and can have a substantial negative impact on the results of the Group’s activities and its financial situation.

26.2.	Industry risks

26.2.1.
Aggressive competition - The communications market is highly competitive in many areas. The trends detailed in Section 11 above have led to high churn rates, an increase in costs associated with acquiring and retaining customers, continued price erosion, and an adverse effect on the Group’s income and profitability. The Israeli Ministry of Communications continues to act to reduce barriers to expanded competition in the different areas of telecommunications, inter alia through a more lenient licensing policy. The present level of competition in most of the markets in which the Group is active, as well as proposals for aggressive pricing plans by the Group’s competitors, are expected to continue.

In this context, the realization of any of the following risks may have a substantial adverse effect on the Group’s profitability:

(1)	Tariffs remaining at the present level, or an additional decrease thereof, including as part of a service package;

(2)
A service offer by the Group’s competitors in the fixed-line communications market, which does not meet the criteria of the Wholesale Market, without any enforcement measures on the part of the Israeli Ministry of Communications, or pricing or regulatory changes which would harm the Group’s ability to offer competitive service packages;

(3)
Increased competition by the Bezeq and Hot groups, due to their dominance in the fixed-line market. Thus, for example, if Bezeq and/or Hot were to act to reduce the margin between wholesale and retail service (“Margin Squeeze”), without regulatory intervention to prevent such “squeezing”, or if Bezeq and/or Hot were to begin selling internet infrastructure services using fiber-optics;

(4)	Cancellation or easing of the structural separation imposed on the Bezeq and Hot groups, or continued consolidation of the activities of the subsidiaries of the Bezeq group;

(5)
The entrance of new competitors, including international companies, to the markets in which the Group operates or activities by competitors in the same market according to materially different regulation, which would weigh on the Group;

(6)	If supplementary services were to become competitive to the Group’s services, or the entrance of existing competitors to areas in which they did not previously operate or operated partially until now;

(7)
A substantial expansion of the current capacity to supply independent communications services, including through unlicensed third parties; supply of better coverage than that supplied by cellular operators with infrastructure, through the use of a number of networks; companies shall be able to supply cellular service not designated for the general public throughout Israel;

(8)
Failure of IBC to deploy fixed-line infrastructure. As of the date of the Report, the Group is dependent on the fixed-line Wholesale Market. The band width included in the Group’s proposals, in comparison to competitors with their own infrastructures, may be limited due to growth of the Group’s television and internet services;

(9)
The Group’s inability to purchase additional frequencies in a quantity equal to those purchased by its competitors, or in an insufficient quantity. Alternatively, inability to execute the required investment in networks or in the Group’s business in general, in order to maintain its competitive status;

(10)	Regulatory or technological changes making it easier for customers to transfer between operators;

(11)
The Group’s competitors’ ability to obtain access and preferable terms of engagement with international suppliers or foreign operators, due to association with international groups or due to exclusivity arrangements;

(12)
Transfer to different frequencies, which would adversely impact the Group’s services, or requiring the Group to bear the expenses of frequency changes or reductions, which would not affect competitors;

(13)	Malfunctions and/or cyber-attacks which would harm the supply of telecommunications services by the Group, as well as its image.

26.2.2.
Legislative changes and strong regulatory intervention - Legislative changes, regulatory intervention in the telecommunications market and the Group’s activities and judicial decisions could have a material adverse effect on the results of the Group’s activities, inter alia, due to:

(1)	Cancelling or easing of the structural separation obligation applicable to Bezeq and Hot;

(2)
Different regulation regarding Wholesale Market rates which is unfavorable to the Group, including high tariffs for wholesale services (particularly in light of the rapidly increasing demand for increased data capacity for internet and television services). In addition, a mechanism that fails to prevent Bezeq and Hot from reducing their retail tariffs in order to minimize the gap between wholesale and retail tariffs (“Margin Squeeze”). In addition, non-enforcement of Wholesale Market regulation, which would adversely impact the Group’s competitive capabilities;

(3)	Easing restrictions and granting benefits to the Group’s competitors;

(4)
Allocation of frequencies held by the Group to other companies and/or a demand to return frequencies allocated to the Group and/or a requirement that the Group use fewer frequencies than those allocated to it and/or a limitation on the use of frequencies and/or non-allocation of additional frequencies (if requested) and/or allocation of frequencies under terms that are unfavorable to the Group and/or under terms that are less favorable and/or in a lesser quantity than other operators and/or a demand to replace frequencies in an unreasonable time frame or a need to bear the replacement costs;

(5)
Conditions for deployment of the Group’s network when using new frequencies, which would require the Group to make significant investments, without regard to economic feasibility or the Group’s financial situation;

(6)
Reduction of barriers to entry and encouraging additional competitors to enter the telecommunications market, such as reducing licensing requirements or granting permits to supply communications services, which may increase competition in the market;

(7)
Substantial expansion of the current capacity to supply independent communications services, including through unlicensed third parties; supply of better coverage than that supplied by cellular operators with infrastructure, through use of a number of networks; enabling companies to supply cellular service not designated for the general public throughout Israel;

(8)	Additional requirements with respect to health or safety; additional requirements or limitations with respect to construction of the cell sites and networks;

(9)
Additional limitations or requirements on the supply of services and products and/or intervention in the conditions of marketing, advertising, their price and supply, including with respect to existing agreements;

(10)	Setting a higher standard of service, both with respect to network quality and coverage, as well as customer service, including response times;

(11)	A time frame for implementation of new licensing requirements or the implementation of other legislation which cannot be met;

(12)	A stricter privacy protection policy, including with respect to the Group’s commercial activities or for the benefit of third parties;

(13)	Imposing regulations on the Group’s OTT television service, including an obligation to finance original productions or imposing such regulations on the Group but not on other OTT suppliers;

(14)
Limitation or prohibition against license renewal and allocation of additional frequencies, inter alia, since the Group is included in the list of concentrated entities (since it is a subsidiary of Discount Investment Corporation Ltd.), published under the Concentration Law.

(15)	Regulation unfavorable to IBC’s activities and competitive status, which could adversely impact the Group as an indirect shareholder or customer of IBC.

26.2.3.
A significant drop in profitability due to material changes in the regulatory and business environment – As a result of material and continuous changes in the Group’s regulatory and business environment, the results of operations, profitability and cash-flows have been substantially hurt in the past few years, and in 2018, 2019 and 2020, losses were even recorded. Continuation of this trend could have an adverse effect on the Group’s financial situation. The main factors which led to the continuous decline in the Group’s results over the past few years have been regulatory developments designed to increase competition in the Israeli communications market, which caused significant erosion in the prices collected for cellular services.

Continued aggressive competition in the markets in which the Group operates, alongside the large scope of the Group’s debt and the additional investments required in connection with the 2020 Tender (as defined in Section 13.5 above), could have a negative impact on the results of the Group’s activities and its financial situation, prevent it from making the investments required to maintain its competitive status and potential future growth or force it to procure additional debt under unfavorable conditions.

26.2.4.
Site licensing – Construction and operation of cell sites necessitates the receipt of building permits from different planning and construction committees, a process which requires, inter alia, receipt of approvals from government entities and regulatory bodies. The difficulties encountered by the Group (as well as by its competitors) in obtaining the necessary permits and approvals, particularly building permits, including due to the public’s fear of radiation from the sites, can have a negative impact on the Group’s existing infrastructure and the continued development of its cellular network. In addition, failure to obtain approvals on time could harm the quality targets for cellular service set forth in the Group’s license, lead to customer loss, and thereby impact negatively on the Group’s business results.

26.2.5.
Non-ionizing radiation from end equipment and sites - End equipment and cellular sites, of varying kinds, emit non-ionizing radiation. Construction and operation of cell sites is conditioned upon receipt of a construction and operation permit from the Radiation Commissioner. The Group is acting to ensure that the levels of radiation emitted from the end equipment sold by it and its cellular sites does not exceed the level permissible under the Israeli Ministry of Environmental Protection guidelines (which were determined in accordance with international standards).

As public concerns regarding non-ionizing radiation grow and/or should it become clear that there are health risks associated with non-ionizing radiation and/or should deviations from radiation standards be found at the sites or end equipment and/or should there be a court decision against the Group or against another cellular operator and/or a settlement reached in a claim regarding health risks, there could be a material adverse effect on the Group. Such material effect could stem, inter alia, from the following causes: different types of claims for compensation for personal injury and property damage of significant scope; difficulty in the construction, operation and rental of sites; decline in revenues resulting in a drop in use of cellular communication; exercise of letters of indemnification deposited with planning institutions under section 197 of the Planning and Building Law, as detailed in Section 21.4 above. It should be noted that the Group does not have insurance coverage for the incidents described above. In addition, the Group is unable to estimate the impact of non-ionizing radiation, if any.

26.2.6.
Dependence on licenses – The Group provides communications services in accordance with licenses granted by the Israeli Ministry of Communications, which are subject to change and extension from time to time. There is no certainty that the Group’s licenses shall be extended by the Israeli Ministry of Communications. Should the licenses be extended, they may be extended under conditions that are unfavorable to the Group. For further information on exposure to interpretation and implementation of the license provisions by the Israeli Ministry of Communications, see Section 21.1 above.

26.2.7.
Technological changes and dependence on technology - The communications market is characterized by rapid, significant technological changes, which require investment in advanced technology in order to remain competitive.

In order to meet increasing demand for data communication through the cellular network, the Group must continue to invest in the 4G network, invest in the 5G network, hold a sufficient amount of frequencies, and upgrade its transmission network. An increase in the scope of data communications, both in the fixed-line and cellular networks, is expected to continue in the future.

In order to meet increasing demand for data transmission through the fixed-line network, and to find more economical alternatives for the purchase of capacity from suppliers with extensive infrastructure, the Group has invested in deployment of infrastructure and in IBC, and it engaged in an agreement with IBC to purchase a right to use its infrastructure. These are expensive activities that require attention from management, which could have been directed to other activities.

Should the Group have insufficient frequencies available or the Group shall be unable to compensate for the required increase in expenses or investments (particularly in comparison to its competitors, some of which are not required to make similar investments or pay increased expenses), the Group’s business results could be materially harmed.

In addition, a move to new technologies and use of new equipment, such as a move to an OTT television services platform based on Kaltura, exposes the systems and services to malfunctions, whether previously unknown or unsolved malfunctions in new technology or new equipment, or malfunctions inherent in the move itself.

In addition, the Group’s activities are dependent on a number of complex information systems and technologies, including billing systems. Malfunctions in complex systems that change and expand on an ongoing basis are unavoidable. A malfunction in any of the Group’s systems that may adversely impact the capacity to supply services and products to customers, or to duly charge them, may lead to a loss of income, have a negative impact on the Group’s brand name and expose it to legal claims and administrative sanctions. As of the date of the Report, the Group is in the process of developing, together with Amdocs, a customer service system for the mobile and fixed-line sectors, which shall replace the system currently in use by the Group (as outlined in Section 13.1 above). The development and implementation process shall require significant attention from management and may even cause unexpected difficulties and operational failures.

26.2.8.
Decline in revenues from end equipment – The sale of end user equipment accounts for a considerable part of the Group’s income and profitability. In recent years, additional competitors have entered the field, and increased competition in the market in a manner that caused erosion of the Group’s profits. . Similarly, the increase in sales in digital channels, which are characterized by lower profitability. Such trend going on or additional changes in this market, inter alia those detailed below, may have a substantial adverse effect on profitability from end equipment and the Group’s profitability:

(1)	Entry of additional domestic or international competitors to the field;

(2)	Changes in distribution channels or customer buying habits;

(3)
Inability to continue marketing the products of certain suppliers, which constitute a significant share of the Group’s sales (such as marketing of Samsung and Apple handsets, which as of the Report date constitute the majority of the Group’s sales);

(4)	New legislation, regulatory and judicial decisions, which impact on the Group’s ability to market end equipment and profit from it.

26.2.9.
Times of emergency – There are legislative provisions and provisions in the Cellular License which, in times of emergency, grant parties authorized by law, power to take measures necessary for guarantee state security and public welfare, including: obligating the Group to provide service or construct a communications facility for the security forces, provision of the Group’s engineering equipment and facilities, and even control of the Group’s systems.

26.2.10.
Legal proceedings - The Group is party to legal proceedings filed against it from time to time, including: (a) claims on consumer and privacy matters: scope and size of the Group’s activities, number of services supplied, quantity of information processed, changes in the Group’s activities and pricing programs, frequent changes in regulations and the applicable law, involvement of thousands of service and sales representatives in customer relations as well as cyber-attacks, all increase the risk of service failures, damage or infiltration to the Company’s systems, lack of compatibility between programs, prices and the processed information based on which the Group acts, all despite the Group’s efforts to minimize the above risk. The Group’s exposure to legal proceedings whose cause of action is based on consumer and privacy matters as above, including within motions for certification of class action claims against the Group, is in material amounts; (b) claims by employees, subcontractors, suppliers, authorities and others – the Group employs thousands of employees and therefore is exposed to claims by them, including class actions. In addition, the Group is exposed to third party claims in connection with commercial disputes, and claims by state authorities including the Israeli Ministry of Communications and planning and building claims (as detailed in Section 21.3(2) above); and (c) intellectual property claims – the Group is at risk for intellectual property right claims, in connection with its services including television services and other content services (including video, photos and music), which the Group purchases from external suppliers. Such proceedings could require the Group to engage in complex and expensive proceedings, regardless of whether or not the arguments brought against the Group are justified, and limit its ability to use certain content, insofar as such proceedings shall be decided against it.

26.3.	Special Risks

26.3.1.
Debt rate – The Group has procured debt of a substantial scope, which reduces the resources available to it for the need of current activities and investments and increases its exposure to market changes and makes it difficult to respond quickly to industry changes and conditions in the competitive market, including by procuring additional debt. For further details on the Group’s debt, see Section 18 above, and Comment 19 to the Company’s consolidated financial statements as of December 31, 2019.

26.3.2.
Dependency on suppliers - The Group is dependent on a number of suppliers that provide it with communications equipment, information systems, content and end equipment, including operating and maintenance services for the equipment. The Group’s business results could be adversely affected if any of the suppliers fails to supply its products or services at the level of quality or in the timeframe required, or under conditions that are unfavorable to the Group; supplies its services under preferential conditions to the Group’s competitors; is unable to manufacture products or content that are successful or in demand in the absence of an equal value alternative; decides to increase the price of its services or content (such as suppliers of sports content).

In addition, the Group is dependent on infrastructure suppliers for internet access (Bezeq and Hot), internet infrastructure (Bezeq and IBC), fixed-line communications and television services. In addition, the Group relies on agreements with foreign operators, over which it does not have control (or of the quality of their services), which provide cellular roaming services to the Group’s cellular subscribers and international phone call services (IPCS) for cellular and fixed-line subscribers.

Furthermore, the impact of the coronavirus could cause a situation where suppliers cannot supply the Group with the services and equipment necessary to continue its activities (such as maintenance and construction of the Group’s networks due to a lack of human resources), all of which could have an adverse effect on the results of the Group’s activities.

26.3.3.
Network sharing agreement – Consideration from the Group’s network sharing agreement with Xfone is material to the results of the Group’s activities. If the agreement is terminated or its terms are changed such that payments to the Group under the agreement are materially reduced or payments are not made to the Group under the agreement over a period of time, for any reason whatsoever, it may lead to a material adverse effect on the results of the Group’s activities. For details regarding breach of the Sharing Agreement by Xfone, notification of termination of the agreement by Xfone and legal proceedings the Company has initiated, see Section 23.1 above.

26.3.4.
Group investments in new businesses – The Group has invested, and is expected to continue to invest, in the development of new businesses in order to expand its capacities and supply of new products, such as its investment in IBC, the purchase of Golan and sale of internet products and services (IOT).

The Group’s investments in new businesses are inherently risky and therefore there is no certainty that the aforementioned strategies or products shall succeed, and shall not have a material adverse effect on the Group’s reputation, financial situation and the results of its operations.

In addition, entry of the Group to new businesses could increase the competitive pressure on the Group on the part of existing suppliers of competing services, over the core of the Group’s activities, in order to prevent the Group’s efforts to compete with them in the relevant market.

26.3.5.
Employee unionization – Employee unionization could limit the Group’s current activities, including its ability to make organizational and personnel changes, and require significant management attention. In addition, disputes with the representative body of the employee union could lead to the adoption of organizational measures, and have a negative impact on the Group’s services and customer service. Such changes could fail or be executed in a manner materially different than planned, and as a result lead to savings that are lower than planned. For further details on employee unionization within the Group, see Section 14.6 above.

26.4.	Risk Factor Table

The table hereunder presents the risk factors described above, based on qualities, ranked by the Group’s management, according to their impact on the Group’s overall business27:

Type of risk	Risk factors	Extent of impact on Group’s business
		Major impact	Moderate impact	Minor impact
Macro risks	Financial risks		X
	Regional conflict			X
	Spread of coronavirus		X
	Cyber attacks		X
Industry risks	Aggressive competition	X
	Legislative changes and strong regulatory intervention	X
	A significant drop in profitability due to material changes in the regulatory and business environment	X
	Site licensing		X
	Dependency on licenses			X
	Technological changes and dependency on technology		X
	Decline in end equipment revenues			X
	Times of emergency			X
	Legal proceedings		X
Risks unique to the Group	High debt rate		X
	Dependency on suppliers			X
	Network sharing agreements	X
	Group investments in new businesses		X
	Employee unionization		X

The Company’s estimation regarding the above risk factors, including the extent of impact of the risk factor on the Company, is deemed forward-looking information as defined in the Securities Law, based on Company information as of the Report date, and also including Company estimations and analysis. The impact of the realization of any given risk factor could be different from the Company’s estimations, inter alia due to factors that are not necessarily under the Company’s control. In addition, the Company may be exposed in the future to additional risk factors, and the impact of each risk factor, if realized, may be different from the Company’s estimation.

27 The Company is unable at this time to estimate the extent of the risk posed by the factor non-ionizing radiation from end equipment and sites.

27.	Definitions

For purposes of convenience, hereunder are definitions of the main terms appearing in this Chapter:

“Xfone”	-	Marathon 018 Xfone Ltd.
“Bezeq” or “Bezeq Group”	-	Bezeq the Israeli Telecommunication Corp. Ltd. and its subsidiaries.
“Golan”	-	Golan Telecom Ltd.
“Dynamica”	-	Dynamica Communications Chain Stores Ltd.
“Financial Statements”	-	The Company’s consolidated financial statements as of December 31, 2020, which are included in Chapter C of this Periodic Report.
“Board of Directors’ Report”	-	The board of directors’ report on the corporation’s state of affairs as of December 31, 2020, which is included in Chapter B of the Periodic Report.
“Hot” or “Hot Group”	-	Hot – Telecommunications Systems Ltd. and its subsidiaries.
“Hot Mobile”	-	Hot Mobile Ltd.
“IRU Agreement”	-	Indefeasible Right of Use Agreement
“Company”	-	Cellcom Israel Ltd.
“Consumer Protection Law”	-	The Consumer Protection Law, 5741-1981, and the regulations promulgated thereunder.
“Radiation Law”	-	The Non-Ionizing Radiation Law, 5766-2006.
“Concentration Law”	-	The Law for Promotion of Competition and Reduction of Concentration, 5774-2013.
“Planning and Building Law”	-	Planning and Building Law, 5725-1965.
“Communications Law”	-	Communications (Telecommunications and Broadcasting) Law, 5742-1982.

“Triple”	-	A “triple” package, which includes internet services (connectivity and infrastructure), fixed-line telephone services and television services or other composition as it may be from time to time.
“IPCS”	-	International Phone Call Service (international operator).
“Virtual Operator” or “MVNO”	-	A cellular operator that does not possess infrastructure and frequencies, and purchases hosting services from an operator with infrastructure.
“Cellcom” or the “Group”	-	The Company and the Subsidiaries.
“Cellcom tv”	-	Internet television services (OTT) including television channel broadcasts, video on demand (VOD) services, and other advanced features.
“Pelephone”	-	Pelephone Communications Ltd.
“Telegraph Ordinance”	-	The Wireless Telegraph Ordinance [New Version], 5732–1972
“Partner”	-	Partner Communications Company Ltd.
“End Equipment”	-	Different types of mobile phones, Bluetooth and accessories, tablets, laptop computers, modems, speakers, smart watches, and other electronic accessories.
“Unified License”	-	A general license for providing telecommunications services that allows providing different kinds of services, granted to Cellcom Fixed Lines Communications Limited Partnership.
“Wholesale Market”	-	As detailed in Section 6.23.5 (2).
“Cellcom Partnership”	-	Cellcom Fixed Line Communications Limited Partnership.
“IBC Partnership”	-	IBC Unlimited Holdings Limited Partnership.
“GSM”	-	Digital cellular network technology commonly - used in most countries in the world.

“GPRS”	-	Data communications standard using GSM network, which enables content transfer and internet access.
“EDGE”	-	Data communications standard using GSM network, which is an upgrade of GPRS.
“HSPA”	-	High Speed Packet Access – a wireless cellular communications protocol designated for a spatial communications network that connects between municipal networks and local networks.
“HSPA +”	-	Upgrade of HSPA technology.
“IBC”	-	IBC Israel Broadband Company (2013) Ltd.
“IOT Solutions”	-	Internet of Things solutions, which enable connection of different end products to the internet, such as “smart city” solutions.
“LTE”	-	Radio technology standard – mobile phone which enables fast-paced data transfer.
“MNO”	-	Mobile Network Operator, cellular communications operator with infrastructure and frequencies.
“OTT”	-	Over The Top, technology that uses public internet infrastructure to supply video on demand television services.
“UMTS”	-	Universal Mobile Telecommunication System, or worldwide mobile telephone system, 3G cellular telephone technology. HSPA technology using UMTS network constitutes one of the dominant 3G standards.
“VOB”	-	Voice Over Broadband, IP telephone service on fixed-line broadband access.
“IP”	-	Internet Protocol, internet protocol which enables coherence between voice, data and video on the same network.
“VOIP”	-	Voice Over IP, general term for different technologies and systems for voice transfer using IP networks, such as the internet.
“RSUs”	-	Restricted Share Units.
“SAR Level”	-	For mobile phones held near the body, the level of non-ionizing radiation emitted from the phone is measured based on the level of specific absorption by living tissue, the Specific Absorption Rate.
“SDH”	-	Synchronous Digital Hierarchy, technological standard for the transfer of data using optic media.
“Ethernet Carrier”	-	Network for transfer of transmission and data using IP technology.

Chapter B The Board of Directors’ Report on the State of the Corporation’s Affairs December 31, 2020

The Company’s board of directors hereby respectfully submits the board of directors’ report on the state of the corporation’s affair for the one year period ended December 31, 2020, according to the Securities (Periodic and Immediate Reports) Regulations, 1970 (the “Report Regulations”).

Chapter A: The Board of Directors’ Explanations on the State of the Company’s Affairs and Operating results

1.	Brief description of the Company, its business, and its activity during the Report Period

1.1.	General

The Company was incorporated in Israel in 1994 as a private company under the laws of the State of Israel, under the name Cellcom Israel Ltd. Until February 8, 2021, the Company’s shares were listed for dual trading on the New York Stock Exchange (NYSE) and on the Tel Aviv Stock Exchange. Since February 9, 2021, the Company’s shares have only been traded on the Tel Aviv Stock Exchange.

As of the date of this Report and until the completion of the de-registration of the Company’s shares under US securities laws, if completed, the Company is reporting both under Israeli reporting obligations that apply to companies whose shares are not listed for dual trading, and under US reporting obligations. Similarly, US law with respect to liability towards the Company’s investors also applies in material aspects, alongside Israeli law.

For details about the de-registration of the Company’s shares from trading on NYSE and the process of ending the reporting obligations to the SEC, see Section 1.4 below.

As of the Report date, the Company and subsidiaries (the “Group”) are active in the Israeli communications market in two areas of activity, which are reported as reportable segments in the Company’s consolidated financial statements (for details see Note 6 to the Company’s consolidated financial statements as of December 31, 2020 (the “Financial Statements”)):

1.1.1.
The cellular communications area (cellular segment) - In the framework of this area of activity, the Group provides its customers with a wide range of cellular telecommunication services in Israel, under licenses it was granted by the Ministry of Communications. Similarly, the Group provides overseas roaming services to its customers and to customers of foreign operators who are visiting Israel. In addition, the Company sells related services and equipment and equipment repair services to its customers. The cellular segment also includes the Company’s revenues arising from the collaboration agreement with Marathon 018 Xfone Ltd. (“Xfone”). For details see Note 32 to the Financial Statements.

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1.1.2.
The fixed-line communications area (fixed-line segment) - In the framework of this area of activity, the Group provides internet connectivity services, internet infrastructure (based on the fixed-line wholesale market and IBC’s fiber-optic infrastructure), internet based television services (“Cellcom tv”), international telephony services, fixed-line telephony services (“Domestic Operator Services”) for the business and private sectors, and transmission services for business customers and for telecommunication operators on the basis of the Group’s independent infrastructure. The communication services are provided under licenses it was granted by Ministry of Communications (except for the internet television services that do not require a license). Similarly, the Group provides additional services such as: Conferencing services, server hosting services, cloud information security services and IOT solutions. In addition, the Group offers equipment and equipment repair services to its customers.

1.2.	A review of the Company’s management regarding the results of the Group’s activity for 2020 and material processes that were conducted that year:

In 2020, the Company dealt with the effects of the Coronavirus Crisis that significantly harmed the Company’s results. In light of the many challenges, the Company succeeded to adjust its expenditure structure and it focused on continuing to improve the quality of its customer service. The Company continued to grow in television and internet subscriptions, concurrently with converting them to IBC’s fiber optics infrastructure, so that at the end of 2020 the Company’s list of fiber optics subscribers was approximately 93,000 customers out of approximately 560,000 households in buildings connected to the IBC infrastructure, which constitutes an increase of approximately 79% compared to its list at the end of 2019.

In 2020, the Company performed two central and material transactions that continue to strengthen the Group’s standing as a leading telecommunications company: (a) The Golan acquisition transaction. The transaction is expected to significantly contribute to the Group’s adjusted EBITDA and free cash flow, further to its actual contribution in the 4 months period since its completion at the end of August 2020; (b) a transaction wherein Hot became a partner in IBC. This agreement enables a significant expansion of the scope of the fiber optics deployment at an accelerated pace (1.7 million households that shall have access to the network within just a few years). The transaction enables the Group to turn into a group with extensive and independent infrastructure. The transaction was completed in February 2021.

In addition, a frequency tender was completed in 2020, in the framework of which the Company received a license and 5G frequencies, and additional 4G frequencies, and the Company is vigorously acting towards establishing 5G sites alongside continuing to upgrade and expand the 4G network, with the purpose of continuing to improve the network’s performances as well as the quality of its customer service.

3

The intense competition in the cellular industry continued to negatively affect the cellular segment and led to an erosion of the ARPU and to a decrease in revenue from services. Nevertheless, in light of the Golan acquisition and the consolidation of the results of its activity in the Company’s reports since the end of August 2020, the revenue from services in the cellularsegment in 2020 compared to 2019 only decreased by approximately 1.1% compared to 2019, despite the Coronavirus Crisis which led to a significant decrease in the Company’s revenue from roaming services. On the other hand, the revenue from services in the fixed-line segment grew by approximately 3.8% compared to 2019, in light of the Company continuing to attract new internet and television customers.

Revenues in 2020 Total of NIS 3,676 million, compared with NIS 3,708 million in 2019, reflecting a decrease of only 0.8% despite the Corona crisis. The intensity competition in the cellular industry continued to affect the cellular segment and led to erosion in Arpu and a decline in revenues from services, as well to a significant decrease in the roaming revenues from the Coronavirus crisis. However, as a result of the acquisition of Golan and consolidating its operations in the Company's reports, from the end of August 2020, the revenues from the cellular segment 2020 relative to 2019 decreased only  1.1%  Totaled, and totaled NIS 1,660 million. The revenues from services in the fixed-line segment increased by 3.8% compared to 2019 and totaled NIS 1,306 million as a result recruitment of new Internet and television subscribers.

Revenue from equipment in 2020  totaled 878 million NIS  a decrease of 5.8% compared to 2019, mainly due to a decrease in revenues from equipment in the fixed-line segment (inter alia in light of the Coronavirus Crisis, which affected the scope of transactions for the business customers). The decrease in the sale of equipment in the fixed-line segment was offset against an increase in sales of equipment in the cellular segment (an increase of 6.5% compared to 2019), and despite the Coronavirus Crisis that was accompanied by the closing of stores and service centers for a certain period, in light of the actions that the Group took which led to a significant increase in the scope of sales on the digital channels and business customers.

Thanks to efficiency measures taken by the Company over the course of the year, the Company’s total costs (without depreciation and the cost of equipment and without Golan’s costs that were consolidated from the end of August 2020) decreased by approximately NIS 110 million compared to 2019. The Company’s adjusted EBITDA in 2020 amounted to NIS 918 million, an erosion of only 2.3% compared to 2019. The erosion mainly derived from a decrease in revenue from roaming services and from a decrease in profit from selling equipment (in light of a shifting to digital sales and to business customers) and was partially offset in light of consolidating Golan’s results.

4

Notwithstanding the many challenges of the past year, the Company succeeded in increasing the free cash flow (FCF) which amounted to approximately NIS 250 million compared to NIS 210 million in 2019 (neutralizing the proceeds from selling Cellcom’s fiber optics network for NIS 181 million in 2019), an increase of 19%.

1.3.	Material events during the Report Period and thereafter

1.3.1.
On May 12, 2020, a public offering was completed of NIS 222,000,000 par value of debentures and 2,220,000 warrants (Series 4) of the Company, under the Company’s shelf offering report dated May 11, 2020, the immediate gross proceeds of which amounted to approximately NIS 201 million. For additional details about the results of such offering, see the Company’s notice on the offering results in the shelf offering report dated May 12, 2020 (reference no: 2020-02-046623) which is hereby included by way of reference, and Note 20 to the Financial Statements .

1.3.2.	In August 2020, the Company completed the acquisition of all the issued share capital of Golan Telecom Ltd. (“Golan”). For additional details see Note 7 to the Financial Statements.

1.3.3.
With respect to the Group and its partner in the joint cellular network, Xfone, winning a frequencies tender that includes 5G frequencies, which was published by the Ministry of Communications in July 2019, see Section 13.5 in Chapter A of this Periodic Report and Note 34 to the Financial Statements.

1.3.4.
With respect to the completion of an investment agreement with Hot - Telecommunication Systems Ltd. (“Hot”), whereby Hot would turn into an equal partner in the IBC Partnership, see Section 17.2 in Chapter A of this Periodic Report and Note 32 to the Financial Statements.

1.3.5.
With respect to the court’s decision, whereby it approved the offering of an investment group led by Mega Or Holdings Ltd. for the purchase of DIC’s Pledged Shares, subject to additional approvals insofar as required under law See Regulation 21A in Chapter D of this Periodic Report and Note 1 to the Financial Statements.

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1.3.6.
On December 2, 2020, the Company completed a private placement by way of expanding a series of debentures (Series L) in scope of NIS 400 million par value, in consideration for approximately NIS 391 million. For additional details see the Company’s immediate report dated December 1, 2020 (reference no: 2020-02-122566), which is hereby included by way of reference.

1.3.7.
With respect to a dispute and legal proceedings that the Company initiated against Xfone, including due to partial payment of payments due to the Company under the collaboration agreement between the companies and the notice of termination of the cooperation agreement,  see Section 23.2 in Chapter A to this Periodic Report and Note 32 to the Financial Statements.

As of the date of the report, the Company has completed the efficiency program approved by the Company's Board of Directors in September 2019 (maintaining the reduction of expenses and investments, and in order to return to profitability, lower the ratio of debt to Adjusted Ebitda (excluding IFRS16 influences and exceptional events) below 3 and prepare the The group dealing with the conditions of the market and the competition), including the reduction of costs mainly in reducing the number of  employees in the group and the issuance of capital in December 2019 totaled consideration of 312 million NIS.  The crisis of the corona who hit the world and also affected the group, led that the year 2020 ends with a loss despite the steps taken by the Company. For additional details about material events following the Report Date on the financial position, see Note 1.B to its Financial Statements.

For additional details on the description of the business environment and its effects on the Group’s activities, see Chapter A to this Periodic Report.

1.4.	Procedure for de-registration of the Company’s shares from trading on NYSE

According to the resolution of the Company’s board of directors dated January 18, 2021, the Company’s shares were voluntarily de-registered from trading on NYSE (delisting) on February 8, 2021.

For purpose of de-registration of the Company’s shares in the US and ending the reporting obligations to the SEC (which do not end despite the de-registration of the Company’s shares from trading on NYSE according to the provisions of the Securities and Exchange Act of 1934), the Company shall be required to submit to the SEC a termination of reporting form (Form 15F) (in this section: the “Form”) and publish an immediate report regarding the Company’s decision to submit the Form to the SEC. The de-registration and reporting obligations are subject to a waiting period of up to 90 days. During the waiting period the Company’s reporting obligations to the SEC are immediately temporarily suspended and are terminated at the end of the waiting period, should the SEC not oppose such.

6

For purpose of submitting the Form, the Company must fulfill the following conditions: (1) The Company was subject to the registration requirements in the US for a duration of one year, and it submitted all the reports imposed on it over the course of that year, including an annual report; (2) the Company did not issue registered securities in the US in a period of at least one year preceding the date the Form was submitted (except for a few exempt capital raisings such as sales to employees under certain terms); (3) in the period of at least one year before the date the From was submitted, the Company’s shares were traded on a stock exchange outside the US in scope of at least 55% of the average daily global trading of the Company’s shares; and (4) one of two: (a) For one year before the de-registration, the trading scope in the US was lower than 5% of the average daily global trading of the Company’s shares, or (b) on any date during the 120 days preceding the date the Form was submitted, the Company’s shares were held by fewer than 300 people in the US or around the world.

In this context it should be noted that as of the report date, the Company is not in compliance with the terms as set forth above. Accordingly, the Company is required to wait at least 12 months from the date the Company’s shares were de-registered from NYSE until the examination of its compliance with the terms required for purpose of submitting the Form.

After the de-registration of the Company’s shares from trading on NYSE, the Company transitioned to a reporting format under the provisions of Chapter F to the Securities Law that applies to corporations that report in Israel, instead of reporting under the provisions of Chapter E3 of the Securities Law that applied to the Company due to it being a dual-listed company. Nevertheless, until the completion of terminating the Company’s reporting obligations to the SEC as foregoing, the Company shall continue to also report under the provisions of US securities laws. After the termination of the Company’s reporting obligations to the SEC, the Company shall be required to continue translating its reports to English, as long as certain conditions are fulfilled, but it shall not be required to fulfill the reporting obligations under US law.

The Company’s estimate regarding the de-registration of the Company’s shares in the US, the termination of the reporting obligations to the SEC, and the timetable for completing such processes, constitute forward looking information as defined in the Securities Law. This estimate may not materialize, or materialize differently than expected, inter alia due to changes to the scope of trading, various requirements and/or restrictions to be imposed by the SEC.

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1.5.	The Coronavirus spread

At the end of 2019, the Coronavirus pandemic (COVID-19) erupted in China, which at the beginning of 2020 spread to many countries around the world, including Israel (the “Coronavirus Crisis”). In January 2020, the World Health Organization declared the coronavirus outbreak to be a global health emergency, and in March 2020, the World Health Organization declared it to be a global pandemic. The Coronavirus Crisis is an extraordinary event with macro-economic implications. Due to this event, starting from March 2020, the State of Israel (similar to many additional countries) took significant steps in an attempt to prevent the spread of the virus. Among these steps were, among others, restrictions on citizens’ movement and employment, restrictions on gatherings and events, restrictions on commercial activity, the closure of borders between states, the closure of places of culture and leisure, and a considerable reduction of the employees’ presence in workplaces.

The Group, which belongs to a vital infrastructure sector, which requires the continued operation of the services to Israeli-resident customers, continued to grant high quality services to all its customers. Nevertheless, imposing extensive restrictions that include inter alia the closure of airspace in Israel and around the world and imposing restrictions of the movement of civilians in Israel and around the world, from the beginning of the Coronavirus Crisis, led to a significant decrease in both inbound and outbound international tourism and to significant harm to the Group’s revenues from roaming services1 of the Group’s overseas customers and to revenues from the roaming services of tourists who came to Israel in 2020. The Group expects there to also be a substantial adverse effect on its revenues from roaming services in the near future, as long as the restrictions on the movement of outbound and inbound tourists shall continue.

Similarly, as a result of the restrictions on commerce and the closure of shopping malls and retail centers, the Group closed the various points of sale and service centers that it operates, for a certain period during the lockdowns. It should also be noted that as of this date, the Group took different steps in order to reduce the above-described effects, inter alia by lowering costs and promoting streamlining processes, which include inter alia putting employees on unpaid vacation for a certain period, lowering costs for rent and municipal tax (in light of the closure of service centers and points of sale), deviating sales to the Group’s digital channels, etc.

1 A service that allows the Company's customer to receive service from a different operator, while the customer is outside the country where the company is active, and within the coverage area of the other operator, and customers of other operators who visit Israel, to receive service from the Company.
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Implications of the coronavirus spread on aspects of liquidity, financial position and financing sources

As part of the coronavirus’ effects on the capital market, the Company’s investment portfolio recorded losses during Q1 of 2020, which was partially offset in Q2 and Q3 of 2020. In light of the high market volatility, and in order to avoid its future costs, the Company’s board of directors resolved to fully exercise the investment portfolio in Q3 of 2020.

The Company examined its financing sources and liquidity, and it estimates that it has the financial strength to deal with the implications of the crisis, inter alia in light of the diversification of its areas of activity and its scope of balances and liquidity. In addition, on May 12, 2020, the Company completed a public offering of debentures (Series L) and warrants (Series 4) by way of expanding such series, and on December 2, 2020, the Company completed the private placement of debentures (Series L) by way of expanding the series, all as set forth in Section 1.3.5 above.

The Company examined the effects of the crisis on the current balances in the Company’s statement of financial position, including current assets, inventory, fixed assets, and the effect on changes to lease agreements, and it did not make adjustments of substantive amounts due to the crisis.

Nevertheless, since we are dealing with an event that is outside the Company’s control, and due to the ongoing nature of the crisis that is characterized by uncertainty, inter alia with respect to the date when the pandemic will be restrained, as of the Financial Statements date there is no certainty with respect to the scope of the effect on the Company and the market in general, inter alia in light of market conditions, the financial condition in Israel and around the world, the scope of unemployment, the scope of private consumption, the concern of a local or global recession, or a renewed outbreak of the virus. Such extensive effects, if materialized in full or in part, may adversely affect the Group’s business and the results of its activity.

 The Company’s estimations with respect to the trends, events, and developments in connection with the coronavirus spread, which are expected to have an effect on its business activity and results, and regarding the manner of their effect on the Company, its activity and its results, constitutes forward looking information as defined in the Securities Law, which is uncertain, since it is affected by an abundance of factors that are not under the Company’s control, and it is inter alia subject to the effect of the factors set forth above, and in the framework of the risk factors in the Company’s area of activity (as set forth in Section 26 of Chapter A to the Periodic Report).
9

2.	Financial position

Section	As of December 31		Board of directors’ explanation
	2020	2019
Current assets	2,299	2,759
The decrease in the current assets as of December 31, 2020, compared to the current assets as of December 31, 2019, mainly derived from a decrease in the cash section as a result of completing the Golan acquisition transaction, and a decrease in the customers section that derived from a decrease in customers for selling equipment and terminating inter-company balances with Golan (in light of its initial consolidation).

Non-current assets	4,858	4,403
The increase in non-current assets as of December 31, 2020, compared to non-current assets as of December 31, 2019, mainly derived from an increase in intangible assets for allocating surplus costs deriving from the acquisition of Golan. This increase was partially offset against a decrease in the long-term balance of customers for selling equipment and terminating inter-company balances with Golan (in light of its initial consolidation).

Total assets	7,157	7,162
Current liabilities	1,929	1,826
The increase in current liabilities as of December 31, 2020, compared to the current liabilities as of December 31, 2019, mainly derived from an increase in the suppliers section and provisions section as a result of Golan’s consolidation, and an increase in the suppliers balance as a result of an increase in investments in the cellular network toward the end of 2020.

Non-current liabilities	3,348	3,449
The decrease in non-current liabilities as of December 31, 2020, compared to non-current liabilities as of December 31, 2019, mainly derived from a decrease in liabilities for leases and a decrease in long-term loans due to ongoing repayments. This decrease was partially offset against an increase in liabilities for debentures.

Total liabilities	5,277	5,275
Equity	1,880	1,887	The decrease mainly derived rom the Company’s net loss that was mostly offset against the proceeds of issuing capital.
Total liabilities and equity	7,157	7,162

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3.	Analysis of the operating results

3.1.	Below is an analysis of the Company’s operating results for 2018, 2019 and 2020 (in NIS millions):

Section	As of December 31			Board of directors’ explanation
	2020	2019	2018
	In NIS millions
Revenues from services	2,798	2,776	2,784
The increase in 2020 compared to 2019 mainly derived from Golan’s revenue from four months of activity and from an increase in revenue from the fixed-line segment, which was partially offset by a decrease in revenue from roaming services as a result of the Coronavirus Crisis. The decrease in 2019 compared to 2018 mainly derived from a 2.9% decrease in revenue from services in the cellular segment, as a result of a decrease in revenues from cellular services, due to the ongoing erosion of the prices of these services, in light of intense competition in the cellular market. On the other hand, the fixed-line segment experienced growth of 3.5%, which mainly derived from an increase in revenues from the internet and television services that was partially offset by the decrease in revenues from international call services.

Revenues from equipment	878	932	904
The decrease in 2020 compared to 2019 mainly derived from a decrease in revenue from equipment in the fixed-line segment that was partially offset from an increase in equipment sales in the cellular segment as a result of an increase in sales on the Company’s website and sales to business customers. The increase in 2019 compared to 2018 mainly derived from an increase in the scope of equipment sales in the fixed-line segment.

Total revenues	3,676	3,708	3,688
Cost of revenues	(2,800)	(2,725)	(2,661)
The increase in 2020 compared to 2019 mainly derived from an increase in the cost of the equipment that was sold in the cellular segment, the first-time consolidation of Golan, and an increase in costs of connectivity fees as a result of an increase in call minutes. This increase was partially offset against a decrease in the wholesale market costs as a result of a retrospective update of Bezeq’s tariffs. The increase in 2019 compared to 2018 mainly derived from an increase in the costs of equipment sold in the fixed-line segment, an increase in the cost of content in the television services, and an increase in costs related to the internet services as a result of increased use.

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Section	As of December 31			Board of directors’ explanation
	2020	2019	2018
	In NIS millions
Gross profit	876	983	1,027
Gross profit rate from total revenues	23.8%	26.5%	27.8%
General and administrative sale and marketing costs	(937)	(939)	(927)
The decrease in 2020 compared to 2019 mainly derived from a decrease in salary costs as a result of the temporary closure of the frontal sale points and putting employees on unpaid leave due to the Coronavirus over the course of the year, and from the Company’s streamlining of manpower as a result of employees retiring in the framework of the voluntary retirement plan, which was implemented in Q4 of 2019. This decrease was offset against an increase in the Company’s depreciation and devaluation costs and from Golan’s first-time consolidation. The increase in 2019 compared to 2018 mainly derived from an increase in depreciation costs from assets that were capitalized for the costs of acquiring customers, and it was partially offset against a decrease in salary costs and costs for bad debt.

Other (costs) revenues, net	38	(20)	1
In 2020 the other revenue was from revenue from interest for selling equipment at credit and other revenue from performing contracting work of deploying the fiber optics network vis-à-vis other costs in 2019, mainly for a voluntary retirement plan for employees.
The increase in 2019 compared to 2018 mainly derived from costs for a voluntary retirement plan, which was partially offset against a recorded profit from selling fiber-optic infrastructure in residential areas to IBC.

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Section	As of December 31			Board of directors’ explanation
	2020	2019	2018
	In NIS millions
Operating (Loss)profit	(23)	24	101
Financing costs, net	(172)	(144)	(171)
The increase in 2020 compared to 2019 mainly derived from losses in the 2020 investments portfolio compared to profits in the previous year that was partially offset by a decrease in interest costs for Company debentures as a result of a decrease in the average debt. The decrease in 2019 compared to 2018 derived from financing revenues for profits in the Company’s tradable investments portfolio and a decrease in offset interest costs, inter alia from an increase in the financing costs as a result of implementing IFRS 16 starting from January 1, 2019.

Share in the losses of investee companies	(14)	(10)	-
Loss before taxes on revenue	(209)	(130)	(70)
Tax revenues (costs)	39	23	6	The increase in 2020 compared to 2019, and in 2019 compared to 2018 mainly derived from an increase in losses for tax purposes and a recognition of deferred taxes for expected tax benefits.
profit (loss) for the period	(170)	(107)	(64)

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3.2.	Below is a summary of the reports on the total profit for each quarter of 2020 (in NIS millions):

Section	Q1	Q2	Q3	Q4	Annual
Revenue from services	682	683	695	738	2,798
Revenue from equipment	210	172	261	235	878
Total revenue	892	855	956	973	3,676
Cost of revenue	644	664	744	748	2,800
Gross profit	248	191	212	225	876
Rate of gross profit from total revenue	27.8%	22.3%	22.2%	23.1%	23.8%
Sale and marketing, administrative, and general costs	235	220	227	255	937
Other revenue (costs), net	5	7	9	17	38
Operating profit (loss)	18	(22)	(6)	(13)	(23)
Financing costs, net	64	34	32	42	172
Share of investee companies’ losses	(5)	(2)	(2)	(5)	(14)
Losses before taxes on revenue	(51)	(58)	(40)	(60)	(209)
Tax revenue	8	12	3	16	39
Total comprehensive loss for the period	(43)	(46)	(37)	(44)	(170)

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3.3.	Below is analysis of operating results during quarters (in NIS millions):

	Q4 2020	Q4 2019	Explanation
Revenue from services	738	694
The increase in revenues mainly as aresult of  Golan's initial consolidation and an increase in Internet and tv revenues, which was partially offset by a decrease in revenues from the roaming services due to Corona crisis

Revenue from equipment	235	238	Decrease in sales of equipmemt in the fixed segment that partially ofset from an increase in revenue from handsets in the cellular segment
Total revenue	973	932
Cost of revenue	748	692	The increase mainly resulted from Golan initial consolidation and an increase in the costs of connectivity fees as a result of an increase in usage.
Gross profit	225	240
Rate of gross profit from total revenue	23.1%	25.8%
Sale and marketing, administrative, and general costs	255	226	The increase was due to initial consolidation and an increase in advertising expenses.
Other revenue (costs), net	17	(41)	The fourth quarter of 2019 included a provision of the voluntary retirement program of employees.
Operating profit (loss)	(13)	(27)
Financing costs, net	42	34	The fourth quarter of 2019 included profit from the investment portfolio.
Share of investee companies’ losses	(5)	(6)
Losses before taxes on revenue	(60)	(67)
Tax revenue	16	13
Total loss for the period	(44)	(54)

3.4.	Below is central financial data according to segments of activity (in NIS millions):

	Cellular			Fixed-line			Inter-segment adjustments
	2020	2019	Change in %	2020	2019	Change in %	2020	2019
Revenue from services	1,660	1,679	(1.1)%	1,306	1,258	3.8%	(168)	(161)
Revenue from equipment	704	661	6.5%	174	271	(35.8)%	-	-
Total revenue	2,364	2,340	1.0%	1,480	1,529	(3.2)%	(168)	(161)
Adjusted EBITDA[2]	525	627	(16.2)%	393	313	16.4%	-	-
Adjusted EBITDA as a percentage of total revenue	22.2%	26.8%	(17.2)%	26.6%	20.5%	29.8%

2 See definition in Section 4 below.

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	Cellular			Fixed-line			Inter-segment adjustments
	2019	2018	Change in %	2019	2018	Change in %	2019	2018
Revenues from services	1,679	1,730	(2.9)%	1,258	1,215	3.5%	(161)	(161)
Revenues from equipment	661	655	0.9%	271	249	8.8%	-	-
Total revenue	2,340	2,385	(1.9)%	1,529	1,464	4.4%	(161)	(161)
Adjusted EBITDA[2]	627	418	50.0%	313	269	16.4%	-	-
Adjusted EBITDA as a percentage of total revenue	26.8%	17.5%	53.1%	20.5%	18.4%	11.4%

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4.	Operational and financial indicators (KPIs) –

4.1.
As of the Report date, the Company’s management is assisted by financial performance indicators that are not based on accepted accounting rules, for evaluating, tracking, and presenting the Company’s financial performance. These indicators do not constitute a substitute for the information included in the Company’s financial statements. Below are the details of the indicators:

Indicator	Calculation/components	Details of the indicator’s purposes	Data
Adjusted EBITDA
Represents the net profit before: Interest (net financing costs), taxes, other revenues (costs) that are not part of the Company’s current activity, depreciation and amortization, profits (losses) from affiliated companies and share-based payments.

The Company presents this indicator as an additional performance indicator, since it believes that it enables operational performance comparisons between periods and between companies, while neutralizing potential discrepancies arising from differences in the capital structure, taxes, age of fixed assets and amortization costs therefor. The adjusted EBITDA does not take into account the requirement of the debt service and additional obligations, including capital investments, and therefore it does not necessarily indicate the amounts to be available for the Company’s use. In addition, no comparison can be made between the adjusted EBITDA and the indicators that are similarly referred to and that are reported by other companies due to a change in the calculation of these indicators.
See Section 4.2 below.
Available cashflow
Net cash deriving from current activity plus the proceeds from selling fixed assets or investments, which are related to the day-to-day business, and less cash used for investment activity in fixed assets or other assets, less payments for leases. The free cash flow does not include investments in subsidiaries.

The Company presents this indicator as an additional performance indicator, since it believes that it enables comparisons between the cash production rate from the operational activity and periods, while neutralizing potential discrepancies arising from differences in the capital structure and debt. The free cash flow does not take into account the requirements of the debt service and additional financing activity, and therefore it does not necessarily indicate the amounts to be available for the Company’s use. In addition, no comparison can be made between the free cash flow and the indicators that are similarly referred to and that are reported by other companies due to a change in the calculation of these indicators.
See Section 4.3 below.

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4.2.	Below are details on the adjustments between the Company’s net profit and adjusted EBITDA in 2020, 2019 and 2018 (in NIS millions):

Indicator	For the one year period ended December 31
	2020	2019	2018
Net profit (loss)	(170)	(107)	(64)
Taxes on revenues (tax benefit)	(39)	(23)	(6)
Financing costs, net	172	144	171
Other revenues (costs), net	(3)	10	-
Depreciation and amortization	924	898	584
Losses from affiliated companies	14	10	-
Share-based payment	20	8	2
Adjusted EBITDA	918	940	687

4.3.	Below are details on the data regarding the Company’s free cash flow in the reporting periods (in NIS millions):

Section	2020	2019	2018
Net cash deriving from operating activities(*)	704	756	769
Cash used for investment activities	(454)	(546)	(588)
Sale of fiber-optic network (***)	-	181	-
Free cash flow	250	391	181

(*) Includes lease and interest payments that were included in the framework of the financial statements in the cash flow from financing activity, according to the provisions of IFRS 16.

(**) When neutralizing the Golan (Total of NIS 613 million ) acquisition and costs deriving from the transaction.

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4.4.
As of the Report date, the Company’s management is assisted by operational performance indicators that are not based on accepted accounting rules, for evaluating, tracking, and presenting each segments operational performance. Below are the details of the indicators for 2020, 2019 and 2018:

Central operational indicators - cellular segment:

Indicator	For the one year period ended December 31			Company’s explanations
	2020	2019	Change in %
No. of cellular subscribers at the end of the period (in thousands)[3]	3,204	2,744	16.8%	The increase in the list of subscribers in 2020 derives from the inclusion of Golan subscribers after the completion of its acquisition.
Churn rate of cellular subscribers (in %)[4]	40.2%	48.8%%	(17.6) %
Average monthly revenues per cellular subscriber (ARPU)[5] (in NIS)	47.3	50.7	(6.7)%	The erosion of ARPU mainly derives as a result of the decrease in roaming revenues following the Coronavirus Crisis.

3 The subscribers list data refers to “active” subscribers. For purpose of the subscriber list, one “subscriber” is one line. The Company adds a subscriber to the subscribers list when it joins the service. A subscriber that pays in advance is added to the subscribers list only on the date the charge card is charged. A subscriber that ceased being an “active” subscriber is a subscriber that does not generate revenue and activity on the Cellcom network for six consecutive months. Until Q3 of 2020 (including), the list also included data subscribers (data communications). Starting from the end of Q1 2019 and until such change, a data subscriber ceased being an “active” subscriber if it used at least 0.5 gigabytes or generated cumulative revenue of at least NIS 1, during a six month period. Ceasing to include data subscribers in the list of active subscribers led to the erasure of 460,000 active subscribers from the Company’s list of subscribers in Q4 of 2020. In addition, since the end of Q1 2019, the Company made changes to the definition, so that with respect to subscribers that pay in advance, ‘inactivity’ includes only receiving text messages (SMS) within the Cellcom network. The changes made at the end of Q1 2019 led to the erasure of 153,000 active subscribers from the Company’s subscribers list. To the best of the Company’s knowledge, the six months policy is consistent with the policies adopted by other cellular providers in Israel, but the policy of counting the subscribers is not identical between the various cellular providers (the main difference refers to the manner of counting the data subscribers).
4 The churn rate is calculated according to the ratio of cellular subscribers who disconnected from the Company’s services (whether as a result of the subscriber initiating the disconnection or the Group doing so) and of subscribers who became inactive during the period, and the remaining active subscribers at the beginning of the period. The churn rate does not include the subscriber erasure of 2020 and 2019 as aforementioned.
5 ARPU is calculated by dividing the total average monthly revenues from cellular services for the period, by the number of average active subscribers for the period. Revenues from cellular services inter alia include revenues from roaming services and from hosting and network sharing revenue, and monthly revenues from repair services, but they do not include revenues from occasional repair services and from the sale of equipment.

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Indicator	For the one year period ended December 31			Company’s explanations
	2019	2018	Change in %
No. of cellular subscribers at the end of the period (in thousands)	2,744	2,851	(3.8)%
The decrease in 2019 mainly derived from erasing 153,000 subscribers from the Company’s subscription list at the end of Q1 2019, due to a change in the counting method of the Company’s cellular subscribers list. The erased subscribers yielded negligible revenue for the Company. The Company’s subscription list, when neutralizing such erasure, increased by approximately 46,000 net subscribers.

Churn rate of cellular subscribers (in %)	48.8%	43.2%	13.0%
Average monthly revenues per cellular subscriber (ARPU) (in NIS)	50.7	51.3	(1.2)%	The decrease in ARPU, arises inter alia from the ongoing erosion of cellular services tariffs, as a result of intense competition in the cellular market.

Central operational indicators – Fixed-line segment:

Indicator	For the one year period ended December 31					Company’s explanations
	2020	2019	2018	Change in % 2019-2020	Change in % 2018-2019
Internet infrastructure - no. of subscribers (households) as of the end of the period (in thousands)[6]	293	278	269	5.4%	3.3%	The increase in the number of subscribers is a result of the Group’s continued growth in this area.
Television - no. of subscribers at the end of the period (in thousands)[7]	252	258	219	(2.3)%	17.8%	The decrease in the number of subscribers derived from a change to the way the subscribers list is counted and the erasure of 17,000 subscribers as a result thereof.

6 The subscribers data refers to "active" subscribers. As of the date of this report, the subscribers base is approximately 297,000 subscribers.
7 The subscribers data refer to "active" subscribers. As from the first quarter of 2020, subscribers holding the Cellcom TV Light application will been included in the base only from activating the service. As a result, the company deleted approximately 14,000 active customers. In the second quarter of the year 2020, the Company changed the counting method in the way that subscribers with Cellcom tv light application will be counted only when they activate the service. The Company applied the change retroactively, and as a result, the company erased approximately 14 thousands subscribers from its active customer base.

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5.	First implementation of International Financial Reporting Standard No. 16 (IFRS 16)

In 2019, the Company for the first time implemented IFRS 16 that deals with recognizing, measuring, presenting and disclosing leases, which mainly has a significant effect on the balance sheet accounting treatment that is implemented by the leasing party in the lease transaction. For more information about the implementation of the standard and its effect on the results and balance sheet sections in the Company’s financial statements, see Note 1.F.2 to the Company’s Financial Statements.

6.	Liquidity

6.1.	Below are the board of directors’ explanations on the Company’s liquidity situation for 2018, 2019 and 2020 (in NIS millions):

Section	2020	2019	2018	Board of directors’ explanation
Cash flow from current activities	960	1,036	770
The decrease in 2020 compared to 2019 derived from an increase in the Company’s net loss for 2020, cash flow costs for the voluntary retirement plan, and an increase in payments for rights to use the fiber optics infrastructure. The increase in 2019 compared to 2018 derived from an increase in the depreciation and amortization costs as a result of implementing IFRS 16.

Cash flow from investment activities	(982)	(560)	(631)
The increase in 2020 compared to 2019 mainly derived from acquiring Golan. The decrease in 2019 compared to 2018 mainly derived from the sale of the Company’s fiber-optic infrastructure to an affiliated company, which was offset against an investment in an affiliated company.

Cash flow (used) derived from financing activities	(265)	(672)	537
The decrease in 2020 compared to 2019 mainly derived from receipts from exercising options from capital issues and as a result of a public issue and private placement of the Company’s debentures that were conducted in 2020, as set forth in Sections 1.3.1 and 1.3.6 above.
The cash flow in 2019 derives from the repayment of debentures and loans, and from payments for a lease that are classified as cash flow from financing activity as a result of implementing IFRS 16, which were offset against the issue of capital that was made this year. The positive financing cash flow in 2018 is a result of the issue of debentures and capital that were made that year, which were offset against the repayment of debentures and loans.

Balance of cash and cash equivalents as of the end of the period	719	1,006	1,202

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7.	Financing sources

The Company mainly finances its activity through cash flow from current activity, by issuing securities, including debentures and ordinary shares, and with loans from institutional entities and banking corporations. For additional details about the Company’s financing sources, see Section 18 in Chapter A of this Periodic Report.

For details about the Company’s debentures, see the Annex “Details Regarding Debentures in Circulation as of the Report Date”, which is attached to this Report.

7.1.	Credit from banks and financial institutions

The credit from banking corporations and financial institutions (“credit balance”) as of December 31, 2020, amounted to approximately NIS 188 million, including accrued interest, compared to the credit balance of approximately NIS 402 million as of December 31, 2019. Most of the change derives from the ongoing repayment of the loans according to their payment schedules, and from the early redemption of a loan.

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7.2.
The current maturities balance for this credit as of December 31, 2020, amounted to approximately NIS 138 million, compared to current maturities of approximately NIS 100 million as of December 31, 2019. In October 2020 the Company made early repayment of part of a loan form a banking corporation, of approximately NIS 113 million, which was provided to the Company in March 2019.

7.3.	Liability certificates in circulation – see Chapter C below.

7.4.	Vendor credit - See Section 16.2 in Chapter A of this Periodic Report.

7.5.	Customer credit - See Section 16.1 in Chapter A of this Periodic Report.

8.	Proforma data included in the proforma report

For details regarding the proforma data in connection with the Golan acquisition, see Note 4C in the Financial Statements.

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Chapter B – Aspects of Corporate Governance

9.	The Company’s involvement in the community and donations

The Company views donations and community assistance in Israel as a pillar of its business vision, and it believes that it has a social responsibility, and it recognizes that business leadership goes hand-in-hand with ethical-social leadership.

Accordingly, in 2020 the Company donated approximately NIS 130,000, and approximately 150 of the Company’s employees participated in community volunteering. Among its contributions, the Company contributed food trays for the elderly Totaled NIS 97 thousand, when food trays in the amount of NIS 52 thousand were donated through the welfare department of the Tel Aviv Municipality, in accordance with the recommendation of the Association with it. Among the Company and Tel Aviv municipality are connections during the usual business of the company only.

10.	Code of ethics

The Company adopted a code of ethics that was approved by the Company’s board of directors, which anchors the basic values under which it acts. The code of ethics includes norms of behavior for the Company’s officers, managers, employees and suppliers, which should be implemented alongside provisions of law and the Company procedures.

The code of ethics is available for reference on the Company’s website, at: https://www.cellcom.co.il/globalassets/pdf/supportsocial_info/code_of_ethics.pdf.

11.	Exposure to market risks and their management

The Group’s activity exposes it to risks in connection with various financial instruments, such as currency risks and cash flow risks for changes to the dollar exchange rate, to the interest rate and the Consumer Price Index. Management of the Company’s risks focuses on taking action to reduce potential negative financial effects on the Group’s financial results.

The Group’s main exposure is to changes in the Consumer Price Index, since some of the Company’s costs as well as some of the debentures issued by the Company are index-linked, and to changes in the dollar exchange rate (mainly due to dollar payments for the purchase of equipment and network equipment, payments to international operators, and television service content). The Company is acting to reduce the economic exposure to these financial risks through derivative financial instruments for hedging the exposures in amounts and scopes that are examined from time to time.

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The Group tracks the market risks through a board of directors committee on exposure matters that was established for purpose of tracking, supervising, and managing the market risks, according to the risk management policy that was determined by the Company’s board of directors.

12.	Directors with accounting and financial expertise

The minimum number of directors with accounting and financial expertise appropriate for the Company, as determined by the Company’s board of directors under Section 92(a)(12) of the Companies Law, 5759-1999 (the “Companies Law”), is 2 directors, considering the nature of the accounting and accounting control matters that arise when preparing the Company’s financial statements, the Company’s areas of activity, its size and the scope and complexity of its activity. Currently, four directors with accounting and financial experience are serving in the Company’s board of directors, Messrs. Doron Cohen, Mauricio Wior, Gustavo Traiber, and Shmuel Hauser. For additional details with respect to these directors, Annex A in Chapter D to this Periodic Report.

13.	Independent directors

As of the Report date, the Company in its articles of association did not adopt a provision regarding the number of independent directors according to the provisions of Schedule One to the Companies Law. Nevertheless, as of the Report date, one independent director is serving in the Company, Mr. Gustavo Traiber. For additional details with respect to this director, see Annex A in Chapter D to this Periodic Report.

14.	Disclosure regarding on the Company’s internal auditor

14.1.
Details of the internal auditor: CPA Itzhak Ravid has been serving as the Company’s internal auditor since March 14, 2017. Mr. Ravid has a BA in Accounting and Economics from Tel Aviv University, serves as managing partner in the accounting firm Raveh-Ravid & Co., and has 30 years of experience in the field of internal auditing.

To the best of the Company’s knowledge, the internal auditor is in compliance with Section 146(b) of the Companies Law, and with the provisions of Sections 3(a) and 8 of the Internal Audit Law, 5752-1992 (the “Internal Audit Law”).

The internal auditor is an external service provider for the Company on behalf of the offices of Raveh-Ravid & Co., where he serves as partner and co-owner. Apart from his role as the Company’s internal auditor, Mr. Ravid serves as the internal auditor of Discount Investment Corporation Ltd. To the best of the Company’s knowledge, the internal auditor does not hold securities of the Company or of a company affiliated with it. To the best of the Company’s knowledge, the internal auditor is not in a position that creates or may create a conflict of interest with his role.

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14.2.
Manner of appointment: The appointment of Mr. Itzhak Ravid was approved on March 14, 2017, at the Company’s board of directors, after receiving the audit committee’s approval. After an in-depth examination of his education and years-long experience, the board of directors found that Mr. Itzhak Ravid is suitable to serve as the Company’s internal auditor, inter alia considering the type of company, its size, the scope of its activity, and its complexity.

14.3.
Identity of the organizational supervisor over the internal auditor: According to the provisions of Article 60 to the Company’s articles of association, the organizational supervisor over the internal auditor is Mr. Avi Gabbay, the Company’s CEO.

14.4.
The working plan of the internal auditor: The working plan of the internal auditor is on an annual basis. The working plan is determined according to the nature of the Company’s business activity and the probability of malfunctions and exposures in its business activity, based on a risk assessment survey that the internal auditor conducts every 5 years. The audit plan is prepared in collaboration with the senior management and audit committee, which approves the working plan. The Company’s current audit plan for 2021 was approved by the audit committee and board of directors in December 2020 and March 2021, respectively.

14.5.	Auditing of the Company’s material investee corporations: The internal auditor’s audit plan includes reference to the Company’s material investee corporations.

14.6.
Scope of internal auditor’s employment: In 2019 and 2020 the scope of the internal auditor’s work was 6,000 hours. The scope of the work was determined by the audit committee, considering the Company’s structure, its complexity and its nature. A deviation from the scope of hours is approved by the audit committee.

14.7.
Preparation of the audit: The internal auditor and staff under him are required to perform the auditing work while adhering to criteria necessary for performing an audit that is professional, reliable, autonomous and independent of the audited entity.

14.8.
Free access to the internal auditor: The internal auditor has free access as stated in Section 9 of the Internal Audit Law, including constant and unmediated access to the Company’s information systems, including to financial data.

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14.9.	Accountability of the internal auditor: The audit reports are submitted in writing to the Company’s CEO and to the members of the audit committee and are discussed in the Company’s audit committee.

In 2020, the internal auditor submitted 12 audit reports to the Company (between three and four reports per quarter), which are discussed at the audit committee once every quarter.

The board of directors’ evaluation of the internal auditor’s activity: In the opinion of the Company’s board of directors, the scope, nature, and continuity of the internal auditor’s activity and his working plan are reasonable under the circumstances, and they may achieve the goals of the internal audit.

14.10.
Internal auditor compensation: The Company’s board of directors set this at NIS 255 per work hour (plus VAT), multiplied by the number of hours to be invested according to the audit plan, as approved by the Company’s competent organs. The compensation of the internal auditor does not change and is not dependent on the auditing results, and therefore, in the opinion of the Company’s board of directors, the internal auditor exercising his professional judgement is not affected by the manner in which he is compensated.

15.	Disclosure regarding the Company’s auditor

15.1.	Identity of the auditor

Since 2018 the Company’s auditor has been Kesselman & Kesselman PwC, CPAs, whose address is 146 Menachem Begin Road, Tel Aviv 6492103 (the “Auditing CPAs”).

From 1994 until 2018 the Company’s auditing CPAs were KPMG Somekh Chaikin (“KPMG”), whose address is Millennium Tower, 17 HaArba’a Street, Tel Aviv 61006. There was no dispute or disagreement that led to the replacement of the Company’s Auditing CPAs in 2019.

15.2.	In 2018 the Auditing CPAs and KPMG served as joint CPAs.

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15.3.	Fees of the Auditing CPA

Below is the data regarding the fee paid to the Auditing CPAs and KPMG for the audit and tax services and for other services provided to Group companies, as well as regarding working hours invested by the Auditing CPAs in 2018, 2019 and 2020:

15.3.1.	Below are details on the costs for the salary paid to the Auditing CPAs (in NIS thousands):

Year	For auditing and tax services		For other services
	Amount	Hours	Amount	Hours
2018	2,450	18,035	263	1,936
2019	2,300	14,500	165	1,000
2020	2,304	12,370	419	1,096

15.3.2.
The auditing services include the audit of the Company’s annual financial statements. The tax services include professional services provided for purpose of the Company complying with the requirement of the tax authorities, including auditing original and amended tax returns, tax planning, and consulting, except in connection with auditing. The other services include inter alia assistance in preparing and auditing documents submitted to the SEC, accounting consulting in connection with the accounting treatment during the Company’s ordinary course of business, consulting on the implications of implementing new accounting standards, and other accounting matters that occur from time to time, as well as special reports that require the approval of an auditing CPA with respect to conditions for complying with various tenders that the Group participates in.

The fee for the Company’s Auditing CPA was determined in negotiations between the Auditing CPA and the Company’s management, according to the estimated rate for providing the services, which is based on the number of hours invested by the Auditing CPA. The Auditing CPA’s fees are approved by the Company’s audit committee.

Chapter C - Disclosure with respect to Financial Reporting

16.	Details in connection with debentures in circulation

16.1.	Details in connection with liability certificates in circulation, as of December 31, 2020, are attached as an annex to the board of directors’ report.

16.2.
As of the Report Date, as determined by the Company’s board of directors, there are no warning signs as such are defined in Regulation 10(b)(14) of the Report Regulations, and the Company is in compliance with all financial criteria and the additional terms and obligations set forth in the trust deeds to the liability certificates that it issued.

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17.	Material and highly material evaluations

Below are details about material and highly material evaluations, according to Regulation 8B(i) to the Report Regulations:

1.          Evaluation for examining and evaluating goodwill in the Company’s annual financial statements

Identifying the subject of evaluation:
The value of the cellular and fixed-line segments use for purpose of examining a devaluation in goodwill set forth in the consolidated annual financial statements as of December 31, 2020, according to International Accounting Standard 36.

Timing of the evaluation:	31-Dec-2020 Evaluation executed on March 16, 2021
The value of the evaluation’s subject that was determined right before the evaluation date:	NIS 1,759 million bookkeeper’s value of the fixed-line segment, goodwill of NIS 732 million. NIS 3,105 million bookkeeper’s value of the cellular segments, goodwill of NIS 831 million.
The value of the evaluation’s subject that was determined according to the evaluation:	NIS 2,152 million value of the fixed-line segment. NIS 3,944 million value of the cellular segment.
Details about the appraiser:
The evaluation was conducted by BDO Consulting and Management Ltd. which is part of the international BDO network. The work was conducted by a team led by CPA Moti Dattelkramer, a managing partner who has a BA in economics and computer science, with more than 10 years of experience in business consulting. The team specializes in evaluation work, allocation of PPA cost balances, due diligence, devaluation examinations, and more.

Is there an indemnification agreement with the appraiser?	The Company undertook to indemnify the appraiser in an amount exceeding three time his fees unless he acted negligently or maliciously. In such cases the indemnification shall not apply.
The evaluation model under which the appraiser acted:	Cash flow capitalization method.
The assumptions under which the appraiser made the evaluation, according to the evaluation model:	Capitalization rate after tax - 7. 5% Growth rate - 1.5% With respect to additional assumptions of the appraiser, see details in the work attached as an annex to this board of directors report.

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2.          Work for allocating the acquisition cost in the Golan acquisition transaction

Identifying the subject of evaluation:	The allocation of a purchase price for Golan’s shares for assets and its obligations as of the acquisition date (end of August 2020).
Timing of the evaluation:	The evaluation as of the acquisition date, August 26, 2020.
Value of the consideration for which the allocation of the purchase price was performed:	The total consideration for the acquisition that was attributed in the framework of the work is NIS 613 million.
Details about the appraiser:
The work was conducted by BDO Consulting and Management Ltd. which is part of the international BDO network. The work was conducted by a team led by CPA Moti Dattelkramer, a managing partner who has a BA in economics and computer science, with more than 10 years of experience in business consulting. The team specializes in evaluation work, allocation of PPA cost surpluses, due diligence, devaluation examinations, and more.

Is there an indemnification agreement with the appraiser?	The Company undertook to indemnify the appraiser in an amount exceeding his fees unless he acted negligently or maliciously. In such cases the indemnification shall not apply.
The assumptions under which the appraiser made the evaluation, according to the evaluation model:
With respect to intangible assets, those are examined according to the income approach;
With respect to other balance sheet sections, no discrepancies were found between the fair value and the value in the books of the acquired company

March 17 2021

Mr. Avi Gabbay	Mr. Doron Cohen

CEO of the Company	Chairman of the Board of Directors

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Annex - Details Regarding Liability Certificates in Circulation as of the Report Date

1.	Details Regarding Liability Certificates in Circulation:

Series (**)	Date of issue	Par value on the issue date (in NIS millions)	Par value on December 31, 2020	Par value on December 31, 2020, including linkage	Accrued interest	Financial statements balance as of December 31, 2020	Stock market value	Type of interest	Payment dates of principal	Payment dates of interest(1)	Terms of linkage	Convertible	Right to early redemption
Series H(2)	July 8, 2014; February 3, 2015*; February 11, 2015*;	949.624	608.299	579.297	5.907	585.204	621.738	Annual interest of 1.98%.	From July 5, 2018, until July 5, 2024 (including)	On January 5 and July 5, every year from 2015 until 2024 (including)	Linked (principal and interest) to the Consumer Price Index.	No	Subject to certain terms
Series I(2)	July 8, 2014; February 3, 2015*; February 11, 2015*; March 28, 2016.	804.010	562.807	550.231	11.427	561.658	596.575	Annual interest of 4.14%.
Eight annual payments: Three equal annual payments of 10% from the principal amount on July 5 of 2018 until 2020 (including), and five equal annual payments of 14% from the principal amount on July 5 of 2021 until 2025 (including).
										On January 5 and July 5, every year from 2015 until 2025 (including)	Not Linked	No	Subject to certain terms
Series J	September 25, 2016	103.267	104.192	103.700	1.252	104.952	107.687	Annual interest of 2.45%.	On July 5 of 2021 until 2026 (including).	On January 5 and July 5, every year from 2017 until 2026 (including)	Linked (principal and interest) to the Consumer Price Index	No	Subject to certain terms
Series K	September 25, 2016; July 1, 2018*; December 10, 2018*	710.634	710.634	706.926	12.372	719.298	741.120	Annual interest of 3.55%.	On July 5 of 2021 until 2026 (including).	On January 5 and July 5, every year from 2017 until 2026 (including)	Not Linked	No	Subject to certain terms
Series L(4)(5)(6)	January 24, 2018; December 10, 2018*; May 12, 2020*, December 1, 2020*	1,235.937	1,224.979	1,158.924	30.289	1,189.213	1,199.744	Annual interest of 2.50%.	On January 5 of 2023 until 2028 (including).	On January 5 every year from 2019 until 2028 (including)	Not Linked	No	Subject to certain terms
Total		3,803.472	3,210.911	3,099.078	61.247	1,160.325	3,266.864

  (*) On these dates the debenture series were expanded. The information appearing in the table refers to the full series.
(**) As of December 31, 2020, the Company’s debentures (Series H, I, K, and L) are material and constitute more than 5% of the Company’s total liabilities as presented in the Financial Statements. Similarly, as of December 31, 2020, the Company’s net debt to adjusted EBITDA8 ratio was 2.48 [Shai – Note that here we are not presenting proforma ratio], including the total interest accrued in the books. There was no cause for early redemption in the Report Period.

8 The net debt to adjusted EBITDA ratio is the ratio between the Company’s net debt to the adjusted EBITDA in a period of 12 consecutive months, when neutralizing one-time events. In this respect, “net debt” is defined as credit and loans from banking corporations and others (with no undertaking for leases deriving from the implementation of the provisions in IFRS 16), and undertakings for debentures, less cash and cahs equivalents and current investments in marketable securities. “Adjusted EBIDTA” – see the definition in Section 4.1 above.
31

(1)	Semi-annual payments, except for Series L.

(2)
In February 2016, according to the exchange offer of the Company’s debentures (Series H and I) in some of the Company’s debentures (Series D and E), respectively, the Company replaced a principal of approximately NIS 555 million from the Company’ debentures (Series D) with a principal of approximately NIS 844 million of the Company’s debentures (Series H) and a principal of approximately NIS 272 million from the Company’s debentures (Series E) with a principal of approximately NIS 335 million of the Company’s debentures (Series I). The Company’s debentures (Series D and E) were fully paid in July and January 2017, respectively.

(3)	In December 2019, the Company acquired Company debentures (Series L) of approximately NIS 10 million.

(4)	In May 2020, the Company issued debentures (Series L) with a par value of approximately NIS 222 million.

(5)	In December 2020, the Company issued debentures (Series L) with a par value of approximately NIS 400 million.

2.	Details regarding the trustee:

Series	Name of the trust company	Name of responsible person for the liability certificate	Contac	Address for delivery of documents
Series H	Mishmeret Trust Services Company Ltd.	CPA Ram Sabati	email: office@mtrust.co.il Tel: 03-6374354	48 Menachem Begin Road, Tel Aviv 6618001,
Series I	Mishmeret Trust Services Company Ltd.	CPA Ram Sabati	email: office@mtrust.co.il Tel: 03-6374354	48 Menachem Begin Road, Tel Aviv 6618001
Series J	Mishmeret Trust Services Company Ltd.	CPA Ram Sabati	email: office@mtrust.co.il Tel: 03-6374354	48 Menachem Begin Road, Tel Aviv 6618001
Series K	Mishmeret Trust Services Company Ltd.	CPA Ram Sabati	email: office@mtrust.co.il Tel: 03-6374354	48 Menachem Begin Road, Tel Aviv 6618001
Series L	Strauss Lazer, Trust Company (1992) Ltd.	Orit Lazer	email: ori@slcpa.co.il Tel: 03-6237777	17 Yitzchak Sadeh Street, Tel Aviv 5613824

3.	Details regarding the rating of liability certificates:

Series	Name of rating company	Rating as of the issue date	Rating as of the Report date	Additional ratings between the issue and Report date		Details regarding the intention of the rating company to change the rating
				Rating dates(1)	The rating
Series H	Maalot Standard & Poor’s Ltd. (“Maalot”)	A+	A	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020(1)	A+, A	In August 2019, Maalot updated the Company’s rating forecast from A+ with a negative outlook to a rating of A with a negative outlook.
Series I	Maalot	A+	A	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020(1)	A+, A
Series J	Maalot	A+	A	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020(1)	A+, A
Series K	Maalot	A+	A	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020(1)	A+, A
Series L	Maalot	A+	A	01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019, 05/2020, 08/2020, 11/2020(1)	A+, A

32

(1) In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016, June 2017, January 2018, June 2018, August 2018 and December 2018, Maalot ratified the Company’s A+ rating with a stable outlook. In March 2019, Maalot updated the Company’s rating forecast from A+ with a stable outlook to a rating of A+ with a negative outlook. In August 2019, Maalot updated the Company’s rating forecast from A+ with a negative outlook to a rating of A with a negative outlook. In May 2020, August 2020, and November 2020, Maalot ratified the Company’s rating of A with a negative outlook.

4.	Additional undertakings:

4.1.	The Company’s debentures (Series H to L) are not secured and include, in addition to accepted terms and undertakings, the following undertakings:
a.	A negative pledge undertaking, subject to certain exceptions. Failure to comply with this undertaking shall be deemed a cause for acceleration.
b.
An undertaking not to distribute more than 95% of the profits suitable for distribution under the Companies Law (the “Profits”); provided that (1) should the Company’s net debt to EBITDA[6] ratio exceed the ratio of 3.5:1, the Company shall not distribute more than 85% of the Profits; (2) should the Company’s net debt to EBITDA ratio exceed 4:1, the Company shall not distribute more than 70 of the Profits; and (3) should the Company’s net debt to EBITDA ration exceed 5:1, or 4.5:1 during four consecutive quarters, the Company shall not distribute dividends.

c.	And undertaking to rate the debentures through a rating company (insofar as this is under the Company’s control).
d.
An undertaking to pay additional interest of 0.25% for a two-point decrease in the rating of the debentures Series H to K, and 0.5% for a two point decrease in the rating of debentures Series L, and additional interest of 0.25% for any one point decrease in the rating of the debentures until the maximum addition of 1%, compared to their rating before their issue.

e.	The Company’s undertaking not to issue additional debentures of any series should the Company not meet the financial criteria, or if such issue would cause a decrease in the rating of the debentures.

33

4.2.	In addition, the Company’s debentures include events of default, including:
a.
Accelerating a different debt of the Company (cross default) by a non-supplier lender, except with respect to a debt of NIS 150 million or less. Such debt acceleration restriction shall not apply to a cross default caused by a different series of Company debentures.

b.	A case where the Company shall cease to be active in the cellular communications area and/or ceased to hold its RTM License for a period exceeding 60 days.
c.	Trading suspension of the debentures on the Tel Aviv Stock Exchange, for a period exceeding 45 days.
d.	Making a distribution that does not comply with the Company’s undertaking with respect to the restrictions on distributing profits.
e.	Failure to rate the debentures for a period exceeding 60 days.
f.	A court request or order to stay proceedings against the Company or submitting a motion for a creditors settlement.
g.	Selling a substantive part of the Company’s assets or a merger (except for certain exceptions).
h.	Failure to publish financial statements on time.
i.	A net debt to EBITDA ratio that exceeds 5:1, or that exceeds 4.5:1 during four consecutive quarters.
j.	Failure to comply with the Company’s undertaking not to create any pledges.
k.
A material deterioration in the Company’s business compared to the condition thereof on the issue date of the debentures, and real concern that the Company would not be able to repay the debentures on time.

l.	A substantial concern that the Company shall not meet, its material obligations towards the debenture holders.
m.	Including a note in the Company’s financial statements regarding a concern of the Company continued existence as a “going concern” for a period of two consecutive quarters.
n.	Violating the Company’s undertaking with respect to the issue of additional debentures.

34

Cellcom Israel Ltd. Consolidated Financial Statements As at December 31, 2020 (Audited)

Contents

The accompanying financial statements are a non-binding translation into English of the original financial statements published in Hebrew. The version in Hebrew is the approved text.

REPORT OF INDEPENDENT AUDITORS
To the shareholders of
Cellcom Israel Ltd.

We have audited the accompanying consolidated statements of financial position of Cellcom Israel Ltd ("the Company") as of December 31, 2020 and 2019, and the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2020. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

The accompanying consolidated financial statements of the Company for the year ended December 31, 2018, were audited jointly by Somekh Chaikin Certified Public Accountants and Kesselman & Kesselman Certified Public Accountants whose March 18, 2019 report included an unqualified opinion.

We did not audit the financial statements of certain consolidated companies, whose assets included in consolidation constitute approximately 2% of total consolidated assets as of December 31, 2020, and whose revenues included in consolidation constitute approximately 2% of total consolidated revenues for the year ended December 31, 2020. Also, we did not audit the financial statements of investments in equity accounted investees, whose investments constitute approximately NIS 130 millions and NIS 150 millions as of December 31, 2020 and 2019, respectively, and whose share in losses constitute approximately NIS 23 million and NIS 1 million for each of the years ended December 31, 2020, respectively.
The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditor's Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its consolidated companies as of December 31, 2020 and 2019, and the results of their operations, changes in equity and their cash flows for each of the two years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards (IFRS) and with the provisions of the Securities Regulations (Annual Financial Statements), 2010.

We have also audited, in accordance with Auditing Standard 911 of the Institute of Certified Public Accountants in Israel "An Audit of Components of Internal Control over Financial Reporting", the Company's components of internal control over financial reporting as of December 31, 2020, and our report dated March 17, 2021 included an unqualified opinion on the effective maintenance of those components.

Tel-Aviv, Israel	Kesselman & Kesselman
March 17, 2021	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Derech Menachem Begin 146, Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

The accompanying financial statements are a non-binding translation into English of the original financial statements published in Hebrew. The version in Hebrew is the approved text.

AUDITORS' REPORT
to the shareholders of
CELLCOM ISRAEL LTD
With regard to audit of internal controls over financial reporting pursuant to section 9B(c) of the Securities Regulations
(Periodic and Immediate Reports), 1970

We have audited components of internal controls over financial reporting of Cellcom Israel Ltd and its subsidiaries (hereinafter together: "the Company") as of December 31, 2020. These control components have been determined as explained in the next paragraph. The Company's management and Board of Directors are responsible for maintaining effective internal control over financial reporting, and for an assessment of the effectiveness of components of internal controls over financial reporting, which is enclosed with the periodic report as of the said date. Our responsibility is to express an opinion on the Company's components of internal control over financial reporting based on our audit.

As noted in the assessment of effectiveness by the Board of Directors and management, that assessment did not address components of internal control over financial reporting of Golan Telecom Ltd, which was acquired on August 24, 2020, and whose assets and revenue included in consolidation represent 2% and 2%, respectively, of the total assets and revenue in the consolidated financial statements as of December 31, 2020 and the year then ended. Accordingly, our audit also did not address components of internal control over financial reporting of Golan Telecom Ltd.

The components of internal control over financial reporting which we audited were determined in accordance with Israeli Auditing Standard 911 of the Institute of Certified Public Accountants in Israel "Audit of Components of Internal Control over Financial Reporting" (hereafter: "Israel Auditing Standard 911"). Those Components are: (1) Entity-level control, including controls over the process of preparation and closing of financial reporting and general controls over information technology; (2) controls over revenue; (3) controls over expenses; (4) controls over payroll; (5) controls over the tax process (all the above together hereinafter - "the audited control components").

We have conducted our audit in accordance with Israel Audit Standard 911. This standard requires us to plan and perform the audit to identify the audited control components, and to achieve reasonable assurance whether these control components have been effectively maintained in all material aspects. Our audit consisted of an understanding of internal control over financial reporting, identification of the audited control components, assessment of the risk of material weakness in the audited control components, as well as review and assessment of the effectiveness of design and operation of said control components, based on the assessed risk. Our audit, with regard to the aforementioned control components, also consisted of other procedures we deemed necessary under the circumstances. Our audit is only in reference to the audited control components, unlike internal control of all material processes related to financial reporting, and therefore our opinion only refers to the audited control components. Further, our audit did not refer to mutual influence among audited control components and non-audited ones, and therefore our opinion does not take into account such potential influence. We believe that our audit provides an appropriate basis for our opinion within the aforementioned context.

Because of its inherent limitations, internal control over financial reporting in general and certain components thereof in particular, may not prevent or detect misstatement. Also, projections of any evaluation of the effectiveness of specific controls or internal control over financial reporting overall to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit, the Company effectively maintained, in all material aspects, the audited control components as of December 31, 2020.

We have also audited, in accordance with generally accepted audit standards in Israel, the Company's consolidated financial statements as of December 31, 2020 and 2019, and for each of the three years ended on December 31, 2020, and our report dated March 17, 2021 included our unqualified opinion of said financial statements.

Tel Aviv, Israel	Kesselman & Kesselman
March 17, 2021	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Derech Menachem Begin 146, Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Cellcom Israel Ltd.

Consolidated Statements of Financial Position

					Convenience
					translation into
					US dollar (Note 2D)
		December 31,			December 31,
		2019		2020	2020
	Note	NIS millions			US$ millions
Current assets
Cash and cash equivalents	9	1,006		719	224
Current investments and deposits	10	473		429	133
Trade receivables	11	1,142		985	306
Current tax assets	31	3		2	-
Other receivables	11	32	*	39	12
Deferred expenses - rights of use	32C	37	*	52	16
Inventory	12	66		73	23

		2,759		2,299	714
Non-current assets
Trade and other receivables	11	459	*	183	57
Deferred expenses - rights of use	32C	323	*	315	98
Property, plant and equipment, net	13	1,432		1,402	436
Intangible assets and others, net	14	1,294		2,188	681
Investments in equity accounted investees	8	150		131	41
Right of use assets, net	15	745		639	199

		4,403		4,858	1,512

		7,162		7,157	2,226

Current liabilities
Current maturities of debentures and loans from financial institutions	20	509		514	160
current taxation liabilities	31	6		-	-
Current maturities of lease liabilities	15	226		214	66
Trade payables and accrued expenses	16	687		768	239
Provisions	17	99		176	55
Other payables, including derivatives	18	299		257	80

		1,826		1,929	600
Non-current liabilities
Long-term loans from financial institutions	20	300		50	16
Debentures	20	2,511		2,723	847
Long-term lease liabilities	15	533		457	142
Provisions	17	22		30	9
Other long-term liabilities	19	4		41	13
Liability for employee rights upon retirement, net	21	19		11	4
Deferred tax liabilities	31	60		36	11

		3,449		3,348	1,042

		5,275		5,277	1,642

Equity	22
Equity attributable to owners of the Company		1,885		1,880	584
Non-controlling interests		2		-	-

		1,887		1,880	584

		7,162		7,157	2,226

* Reclassified

The accompanying notes are an integral part of these consolidated financial statements.

March 17, 2021
Date of approving the financial statements	Doron Cohen Chairman of the board	Avi Gabbay CEO	Shai Amsalem CFO

Cellcom Israel Ltd.

Consolidated Statements of Income

					Convenience
					translation into US
					dollar (Note 2D)
		For year ended December 31,			Year ended December 31,
		2018	2019	2020	2020
	Note	NIS millions			US$ millions

Revenues	25	3,688	3,708	3,676	1,144
Cost of revenues	26	(2,661)	(2,725)	(2,800)	(871)

Gross profit		1,027	983	876	273

Selling and marketing expenses	27	(567)	(610)	(580)	(180)
General and administrative expenses	28	(323)*	(300)*	(330)	(103)
Credit losses		(37)*	(29)*	(27)	(9)
Other income (expenses), net	29	1	(20)	38	12

Operating profit (loss)		101	24	(23)	(7)

Financing income		19	49	10	3
Financing expenses		(190)	(193)	(182)	(57)
Financing expenses, net	30	(171)	(144)	(172)	(54)

Share in losses of equity accounted investees		-	(10)	(14)	(4)

Loss before taxes on income		(70)	(130)	(209)	(65)

Tax benefit	31	6	23	39	12
Loss for the year		(64)	(107)	(170)	(53)

Attributable to:
Owners of the Company		(62)	(107)	(170)	(53)
Non-controlling interests		(2)	-	-	-
Loss for the year		(64)	(107)	(170)	(53)

Loss per share	22
Basic loss per share (in NIS)		(0.58)	(0.90)	(1.11)	(0.35)

Diluted loss per share (in NIS)		(0.58)	(0.90)	(1.11)	(0.35)

Weighted-average number of shares used in the calculation of basic loss per share (in shares)		107,499,543	118,376,455	153,751,724	153,751,724

Weighted-average number of shares used in the calculation of diluted loss per share (in shares)		107,499,543	118,376,455	153,751,724	153,751,724

* Reclassified

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd.

Consolidated Statements of Comprehensive Income

				Convenience
				translation into US
				dollar (Note 2D)
				Year ended
	For year ended December 31,			December 31,
	2018	2019	2020	2020
	NIS millions			US$ millions

Loss for year	(64)	(107)	(170)	(53)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss, net of tax	-	-	(2)	(1)
Total other comprehensive income for the year that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	-	-	(2)	(1)

Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	(1)	(4)	2	1

Total other comprehensive loss for the year that will not be transferred to profit or loss, net of tax	(1)	(4)	2	1

Total other comprehensive loss for the year, net of tax	(1)	(4)	-	-

Total comprehensive loss for the year	(65)	(111)	(170)	(53)

Total comprehensive loss attributable to:

Owners of the Company	(63)	(111)	(170)	(53)
Non-controlling interests	(2)	-	-	-
Total comprehensive loss for the year	(65)	(111)	(170)	(53)

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd.

Consolidated Statements of Changes in Equity

	Equity attributed to the Company’s shareholders
	Share capital	share premium	receipts on account of share options	Capital reserve	retained earnings	Total	Non-controlling interest	Total equity	Convenience translation into US dollar (Note 2D)
	NIS millions								US$ millions
Balance as of January 1, 2018 before initial application of IFRS 9	1	-	-	-	1,436	1,437	4	1,441
Effect of initial application of IFRS 9	-	-	-	-	(36)	(36)	-	(36)
Balance as of January 1, 2018	1	-	-	-	1,400	1,401	4	1,405

Comprehensive loss for the year
Loss for the year	-	-	-	-	(62)	(62)	(2)	(64)
Other comprehensive loss for the year, net of tax	-	-	-	-	(1)	(1)	-	(1)
Transactions with owners recognized directly in equity
Share based payment	-	-	-	-	2	2	-	2
Equity offering	-	259	17	-	-	276	-	276
Exercise of share options	-	66	(7)	-	-	59	-	59
Balance as of December 31, 2018	1	325	10	-	1,339	1,675	2	1,677

Comprehensive loss for year
Loss for year	-	-	-	-	(107)	(107)	-	(107)
Other comprehensive loss for the year, net of tax	-	-	-	-	(4)	(4)	-	(4)
Transactions with owners recognized directly in equity
Share based payment	-	-	-	-	8	8	-	8
Equity offering	1	283	25	-	-	309	-	309
Expiration of share options	-	10	(10)	-	-	-	-	-
Exercise of share options	-	5	(1)	-	-	4	-	4
Balance as of December 31, 2019	2	623	24	-	1,236	1,885	2	1,887	587
Comprehensive loss for year
Loss for year	-	-	-	-	(170)	(170)	-	(170)	(53)
Other comprehensive profit (loss) for the year, net of tax	-	-	-	(2)	2	-	-	-	-
Transactions with owners recognized directly in equity
Share based payment	-	-	-	-	20	20	-	20	6
Equity offering			5	-	-	5	-	5	2
Deduction of non-controlling interest due to loss of control in subsidiaries	-	-	-	-	-	-	(2)	(2)	(1)
Exercise of share options	-	169	(29)	-	-	140	-	140	43

Balance as of December 31, 2020	2	792	-	(2)	1,088	1,880	-	1,880	584

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd.

Consolidated Statements of Cash Flows

				Convenience
				translation into US
				dollar (Note 2D)
				Year ended
	For year ended December 31,			December 31,
	2018	2019	2020	2020
	NIS millions			US$ millions

Cash flows from operating activities:
Loss for year	(64)	(107)	(170)	(53)

Adjustments for:
Depreciation and amortization	584	898	924	287
Share-based payments	2	8	20	6
Gain on sale of property, plant and equipment, intangible assets and others	-	(8)	-	-
Net change in fair value of investment property	-	6	7	2
Tax benefit	(6)	(23)	(39)	(12)
Financing expenses, net	171	144	172	53
Other expenses	-	3	7	2
Share in losses of equity accounted investees	-	10	14	4

Changes in operating assets and liabilities:
Change in inventory	(24)	28	(7)	(2)
Change in trade receivables (including long-term amounts)	166	80	125	39
Change in other receivables (including long-term amounts)	(39)*	(20)*	(50)	(15)
Change in receivables (including long-term receivables)	18 *	33 *	-	-
Change in trade payables, accrued expenses and provisions	(26)	(27)	53	16
Change in other liabilities (including long-term amounts)	11	23	(51)	(15)
Payments for derivative hedging contracts, net	-	(10)	(3)	(1)
Income tax paid	(23)	(12)	(9)	(3)
Income tax received	-	10	-	-
Net cash from operating activities	770	1,036	993	308

Cash flows used in investing activities
Acquisition of property, plant, and equipment	(356)	(324)	(296)	(92)
Acquisition of intangible assets and others	(237)	(233)	(203)	(63)
Acquisition of equity accounted investee	-	(157)*	(3)	(1)
Change in current investments, net	(56)	(49)	89	27
Receipts from other derivative contracts, net	3	9	1	-
Proceeds from sale of property, plant and equipment, intangible assets and others	1	181	-	-
Interest received	14	13	5	2
Acquisition of subsidiary, less cash purchased	-	-	(608)	(189)
Net cash used in investing activities	(631)	(560)	(1,015)	(316)

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd.

Consolidated Statements of Cash Flows (cont'd)

				Convenience
				translation into US
				dollar (Note 2D)
				Year ended
	For year ended December 31,			December 31,
	2018	2019	2020	2020
	NIS millions			US$ millions

Cash flows used in financing activities

Payments for derivative contracts, net	(15)	(2)	(6)	(2)
Receipt of long-term loans from financial institutions	-	150	-	-
Payments for long-term loans from financial institutions	(78)	(212)	(212)	(66)
Repayment of debentures	(556)	(504)	(417)	(130)
Proceeds from issuance of debentures, net of issuance costs	997	-	583	181
Repurchase of own debentures	-	(10)	-	-
Interest paid	(126)	(151)	(130)	(40)
Acquisition of non-controlling interest	(19)	-	-	-
Equity offering	275	309	5	2
Proceeds from exercise of share options	59	4	140	44
Payment of principal of lease liabilities	-	(256)	(228)	(71)

Net cash from (used in) financing activities	537	(672)	(265)	(82)

Changes in cash and cash equivalents	676	(196)	(287)	(90)

Cash and cash equivalents as at the beginning of the year	527	1,202	1,006	314

Effects of exchange rate changes on cash and cash equivalents	(1)	-	-	-

Cash and cash equivalents as at the end of the year	1,202	1,006	719	224

The accompanying notes are an integral part of these consolidated financial statements.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 1 - Reporting Entity

A.
Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The consolidated financial statements of the Group as at December 31, 2020, comprise the Company and its subsidiaries (together referred to as the "Group") and the Group’s holdings in included entities. The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular telecommunications services, landline telephony services, internet services, international calls services, television over the internet services and transmission services. The Company is controlled by Koor Industries Ltd. (directly and through agreements with other shareholders of the Company), a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC."). In November 2020, the court approved the sale of approx. 82.26% of the shares of DIC (under receivership) to a group of investors led by Mega Or Holdings Ltd., subject to obtaining approvals required under applicable law. In March 2021, the MOC approved the transfer of the Company's means of control as aforesaid. As per the approval, upon completion of such transfer, Mega Or shall hold up to 29.9% of DIC's share capital and it shall be considered a "founding shareholder" alongside Koor industries Ltd. and as an "Israeli shareholder", as such terms are defined in the Company's cellular license. The Company's shares are traded on the Tel Aviv Stock Exchange (TASE). With respect to delisting the Company’s shares from the New York Stock Exchange see Note 36 hereunder.

B.	Update on the Corona virus measures and possible implication

In the end of 2019, the COVID-19 virus broke out in China, which spread in early 2020 to many countries around the world, including Israel (the “COVID-19 Crisis”). In January 2020, the World Health Organization announced the COVID-19 outbreak a global health emergency, and in March 2020, the World Health Organization announced that COVID-19 was a pandemic. The COVID-19 Crisis is an exceptional event with macro-economic implications. Following this event, since March 2020, the State of Israel (like many other countries) took significant measures in an attempt to prevent the spread of the virus. These measures included, inter alia, restrictions on citizen’s movement and employment, restrictions on gatherings and events, restrictions on commercial activities, closing of borders between countries, closing leisure and cultural venues and a significant reduction in the presence of employees at workplaces.

The Group, which belongs to a critical infrastructure sector that requires continued operation of the services for customers who are residents of Israel, continued providing services to all of its customers, at a high level of quality. However, the imposition of horizontal restrictions that include, inter alia, closing the skies in Israel and around the world and imposing restrictions on citizens’ traffic in Israel and around the world, from the start of the COVID-19 Crisis, led to a significant decrease in international inbound and outbound tourism and a significant adverse effect on the Group’s revenues from roaming services of the Group’s customers abroad, and revenues from the roaming services of tourists that came to Israel in 2020. The Group estimates that a material adverse effect is expected on its revenues from roaming services in the near future also, insofar as the restrictions on inbound and outbound tourist traffic in Israel continue.

In addition, as the result of restrictions on trade and closing down of shopping mall and commercial centers, the Group closed its points of sale and various service centers operated by it for a certain period during the lockdowns.

It should also be stated that, as of this date, the group took various measures in an attempt to reduce the foregoing effects, inter alia, by reducing expenses and promoting streamlining processes that include, inter alia, putting employees on unpaid leave for a certain period, reducing rent and municipal tax expenses (in light of the closing of service centers and points of sale), diverting sales to the Group’s digital channels etc.

As part of the effects of COVID-19 on the capital market, the Company’s investment portfolio recorded losses in Q1 2020, which were partially offset in Q2 and Q3 2020. In light of the high volatility in markets, and to reduce financing exposure the Company’s board decided to realize the investment portfolio in full in Q3 2020.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 1 - Reporting Entity (cont'd)

Update on the Corona virus measures and possible implication (cont'd)

The Company has examined its sources of financing and liquidity and estimates, that it possesses the financial strength to deal with the crisis, this, inter alia, in light of the diversity of its fields of activity and the scope of its liquid balances. In addition, in May 2020, the Company completed a public issue of Debentures (Series L) and Options (Series 4) by way of the expansion of such series, and also in December 2020, the Company completed a private placement of Debentures (Series L) by way of the expansion of the series, all as detailed in Note 20 above.

The Company has examined the effects of the crisis on the balances present in the Company’s statement of financial position, including current assets, inventory, fixed assets and effect on changes in lease contracts, and did not perform any adjustments in material amounts due to the crisis.

Nevertheless, since this is an event that is outside the control of the Company and due to the ongoing nature of the crisis that is characterized by uncertainty, inter alia, regarding the dates on which the epidemic shall slow down, as of the date of the financial statements, there is no certainty with respect to the scope and impact on the Company and on the market in general, inter alia, in light of market conditions, the economic condition in Israel and the world, the scope of unemployment, the scope of private consumption, concern for development of a local or global reception, or another outbreak of the virus. Such sweeping effects, if and as occurring, all or some, could have an adverse effect on the business of the Group and the results of its operations.
Note 2 - Basis of Preparation of the Financial Statements

A.	Statement of compliance

The consolidated financial statements have been prepared by the Group in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were approved by the Company's Board of Directors on March 17, 2021.

B.	Functional and presentation currency

These consolidated financial statements are presented in Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million unless otherwise indicated. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, investment property that are measured at fair value, deferred tax assets and liabilities, provisions, assets and liabilities in respect of employee benefits and Investments in associates.

For further information regarding the measurement of these assets and liabilities see Note 3, regarding Significant Accounting Policies.

D.	Convenience translation into U.S. dollars ("dollars" or "$")

For the convenience of the reader, the reported NIS figures as of December 31, 2020 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2020 (NIS 3.215 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

E.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The preparation of accounting estimates used in the preparation of the Group’s financial statements requires that management of the Company makes assumptions regarding circumstances and events that involve considerable uncertainty.  Company Management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about estimates, uncertainty and critical judgments about provisions and contingent liabilities, is described in Notes 17 and 33. In addition, information about critical estimates, made while applying accounting policies and that have the significant effect on the consolidated financial statements are described below:

Impairment testing of trade and other receivables
The financial statements include an impairment loss in trade and other receivables which properly reflect, according to management's estimation, the potential loss from non-recoverable amounts. The Group provides for impairment loss based on its experience in collecting past debts, as well as on information on specific debtors. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. See also Note 24.

Impairment testing and useful life of assets
The Group regularly reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. See also Note 3(I).
The useful economic life of the Group's assets is determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets' expected utility to the Group. This judgment is based on the experience of the Group with similar assets. The useful economic life of capitalized customer acquisition costs is based on the expected service period from these contracts. See also Notes 3(D) and 3(F).

Impairment testing of goodwill
The Group reviews a cash generating unit containing goodwill for the purpose of testing it for impairment at least once a year. Determining the recoverable amount requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit and also to choose a suitable discount rate for those cash flows which represents market estimates as for the time value of the money and the specific risks that are related to the cash-generating unit. Determining the estimates of the future cash flows is based on management past experience and management best estimates as for the economic conditions that will exist over the rest of the remaining useful life of the cash generating unit. Further details are given in Note 3(I).

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

E.          Use of estimates and judgments (cont'd)

Legal claims
In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the Group takes into consideration the opinion of its legal counsels and their best professional judgment, the stage of proceedings and historical legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates. See also Note 33.

Uncertain tax positions
When assessing amounts of current and deferred taxes, the Group takes into consideration the effect of the uncertainty that its tax positions will be accepted and the risk of it incurring any additional tax and interest expenses.

The Group is of the opinion that the cumulative tax liability is fair for all the years in respect of which final tax assessments have not yet been received, based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience. This assessment is based on estimates and assumptions that may also include assessments and exercising judgment regarding future events. It is possible that new information will become known in future periods that will require the Group to change its estimate regarding the tax liability that was recognized, and any such changes will be expensed immediately in that period. See also Note 31.

Recognition of deferred tax asset in respect of tax losses
The Group assesses the probability that in the future there will be taxable profits against which carried forward losses can be utilized and accordingly the Group recognizes (or not recognizes) a deferred tax asset in respect of losses carried forward. In the absence of certainty for the existence of taxable income, deferred taxes are not recognized as an asset in the carrying amount. The possible effects of this estimate is the recognition or cancellation of deferred tax assets in statement of income.

For information on losses for which a deferred tax asset was recognized, see Note 31 regarding taxes on income.

Determining the lease term and the discount rate of a lease liability
In order to determine the lease term, the Group takes into consideration the period over which the lease is non-cancellable, including renewal options that it is reasonably certain it will exercise and/or termination options that it is reasonably certain it will not exercise. In addition, The Group discounts the lease payments using its incremental borrowing rate. The Possible effects of this estimate is an increase or decrease in the right-of-use asset and lease liability and in depreciation and financing expenses in subsequent periods. See also Note 15.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (cont'd)

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of December 31, 2020	3.215	223.34
As of December 31, 2019	3.456	224.67
As of December 31, 2018	3.748	224.00

Change during the year:

Year ended December 31, 2020	(6.97)%	(0.59)%
Year ended December 31, 2019	(7.79)%	0.30%
Year ended December 31, 2018	8.10%	1.20%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently by the Group for all periods presented in these consolidated financial statements.

A.	Basis of consolidation

1.     Subsidiaries

Subsidiaries are entities controlled directly or indirectly by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

2.	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company.

Measurement of non-controlling interests on the date of the business combination

Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at either fair value, or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis. This accounting policy choice does not apply to other instruments that meet the definition of non-controlling interests (for example: options to ordinary shares). Such instruments will be measured at fair value or in accordance with other relevant IFRSs.

Allocation of profit or loss and other comprehensive income to the shareholders

Profit or loss are allocated to the owners of the Company and the non-controlling interests. Total profit or loss is allocated to the owners of the Company and the non-controlling interests even if the result is a negative balance of non-controlling interests.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.	Basis of consolidation (cont'd)

2.      Non-controlling interests (cont'd)

Transactions with non-controlling interests, while retaining control

Transactions with non-controlling interests while retaining control are accounted for as equity transactions.

Issuance of put option to non-controlling interests

A put option issued by the Group to non-controlling interests that is settled in cash or another financial instrument is recognized as a liability at the present value of the exercise price. In subsequent periods, changes in the value of the liability in respect of put options by the Group to non-controlling interests are recognized in profit or loss according to the effective interest method.

The Group’s share of a subsidiary’s profits includes the share of the non-controlling interests to which the Group issued a put option.

3.	Loss of control

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary.

4.	Investment in associates and joint ventures (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. There is a rebuttable presumption that significant influence exists when the Group holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Joint ventures are joint arrangements in which the Group has rights to the net assets of the arrangement.

Joint ventures are accounted for using the equity method and are recognized initially at cost. The cost of the investment includes transaction costs. Transaction costs that are directly attributable to an expected acquisition of an associate or joint venture are recognized as an asset as part of the item of deferred expenses in the statement of financial position. These costs are added to the cost of the investment on the acquisition date.

The consolidated financial statements include the Group’s share of the income and expenses in profit or loss of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

Long-term interests that are in substance form part of the net investment, such as long-term loans that their repayment is not expected and is unlikely to occur in the foreseeable future, are first accounted for in accordance with the instructions of IFRS 9 and then apply the instructions of IAS 28 with respect to the remainder of those interests, so that the long-term interests are in the scope of both IFRS 9 and IAS 28.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.        Basis of consolidation (cont'd)

5.	Transactions eliminated on consolidation

Intra-group balances and transactions in the Group, and any unrealized income and expenses arising from intra-group transactions, were eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and joint ventures are eliminated against the investment to the extent of the Group’s interest in these investments.

B.	Foreign currency transactions

Transactions in foreign currencies are translated to NIS at the prevailing foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies as of the reporting date are translated to NIS at the prevailing foreign exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured in terms of historical cost, are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to NIS at the exchange rate at the date that the fair value was determined. Foreign exchange differences arising on translation are recognized in profit and loss, except for translation differences arising from derivatives used for hedging cash flow, for the effective part of the hedge recognized to other comprehensive income.

C.	Financial instruments

(1)          Non-derivative financial assets

Initial recognition and measurement of financial assets
The Group initially recognizes trade receivables and debt instruments issued on the date that they are created. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date classification was changed from contract asset to receivables.

Derecognition of financial assets
Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. When the Group retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

Classification of financial assets into categories and the accounting treatment of each category
Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost or fair value through profit or loss.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

(1)        Non-derivative financial assets (cont'd)

Classification of financial assets into categories and the accounting treatment of each category (cont'd)

Financial assets are not reclassified in subsequent periods unless, and only if, the Group changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss:

•	It is held within a business model whose objective is to hold assets so as to collect contractual cash flows; and
•	The contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest on the principal amount outstanding on specified dates.

All financial assets not classified as measured at amortized cost or financial assets designated at fair value through profit or loss, are measured at fair value through profit or loss. On initial recognition, the Group designates financial assets at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The Group has balances of trade and other receivables that are held within a business model whose objective is collecting contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Assessment of the business model for debt assets
The Group assesses the objective of the business model within which the financial asset is held on the level of the portfolio, since this best reflects the manner by which the business is managed and information is provided to management. The following considerations are taken into account in the assessment of the Group’s business model:

•
The stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management's strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

•	How the performance of the business model and the financial assets within the model is evaluated and reported to the entity’s key management people;
•	The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

Assessment whether cash flows are solely payments of principal and interest
For the purpose of assessing whether the cash flows are solely payments of principal and interest, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

C.	Financial instruments (cont'd)

(1)        Non-derivative financial assets (cont'd)

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	Contingent events that would change the timing or amount of the cash flows;
•	Terms that may change the stated interest rate, including variable interest;
•	Extension or prepayment features; and
•	Terms that limit the Group's claim to cash flows from specified assets.

Subsequent measurement and gains and losses
Financial assets at fair value through profit or loss
These assets are subsequently measured at fair value. Net gains and losses, including any interest income or dividend income, are recognized in profit or loss (other than certain derivatives designated as hedging instruments).

Financial assets at amortized cost
These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss. Financial assets at amortized cost comprise cash and cash equivalents and trade and other receivables. Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

 (2)      Non-derivative financial liabilities

Non-derivative financial liabilities include: loans and borrowings from banks and others, marketable debt instruments, finance lease liabilities, and trade and other payables.

Initial recognition of financial liabilities
The Group initially recognizes debt securities issued on the date that they originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Subsequent measurement of financial liabilities
Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Transaction costs directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset in the framework of deferred expenses in the statement of financial position. These transaction costs are deducted from the financial liability upon its initial recognition, or are amortized as financing expenses in the statement of income when the issuance is no longer expected to occur.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

C.        Financial instruments (cont'd)

(2)       Non-derivative financial liabilities (cont'd)

Derecognition of financial liabilities
Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Substantial modification in terms of debt instruments
An exchange of debt instruments having substantially different terms, is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Furthermore, a substantial modification of the terms of an existing financial liability, or an exchange of debt instruments having substantially different terms between an existing borrower and lender, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value.

In such cases the entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as financing income or expense.

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

In addition to the aforesaid quantitative criterion, the Group examines, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments, therefore, as a rule, exchanges of CPI-linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

 Non-substantial modification in terms of debt instruments
In a non-substantial modification in terms (or exchange) of debt instruments, the new cash flows are discounted using the original effective interest rate, and the difference between the present value of the new financial liability and the present value of the original financial liability is recognized in profit or loss.

Offset of financial instruments
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

C.        Financial instruments (cont'd)

(3)       Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments for the purpose of hedging currency risks and interest risks, as well as derivatives not used for hedging.

Hedge accounting
The Group designates certain derivatives as hedging instruments, in order to hedge changes in cash flows referring to transactions that are expected on a high level, that derive from changes in foreign currency exchange rates and changes in the index component and in the cash flow for loans linked to the index.

On the date of creating the hedging ratios, the Group documents the purpose of its risk management and strategy for performing the hedging. The Group also documents the economic relations between the hedged item and the hedging instrument, and as part of this, whether the changes in cash flows of the hedged item and of the hedging instrument are expected to offset each other.

Measuring derivative financial instruments

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. Changes in fair value are accounted for as described below:

Fair value hedging
Changes in fair value of a derivative financial instruments used for hedging are recognized in the statement of income. In addition, changes in the fair value for the hedged item, referring to the hedged risks, are also recognized in parallel in the statement of income, with an adjustment in the book value of the hedged item.

Cash flow hedging
When a derivative instrument is designated as a hedging instrument in cash flow hedging, the effective part of the changes in the fair value of the derivative are recognized in other comprehensive income, directly to a hedging reserve. The effective part of the changes in the fair value of a derivateive, which is recognized in other comprehensive income, is limited to the cumulative change in the fair value of the hedged item (at present value), from the date of creating the hedge. For the non-effective part, the change in fair value is immediately recognized in profit or loss.

The Group designates as a hedging device in cash flow hedging ratios the change in fair value of all forward contracts.

When the result of the expected transaction is recognition of a nonfinancial item (for example, inventory), the amounts accumulated in the hedging reserve and in the hedging cost reserves are included in the initial cost of the nonfinancial item, on the date of its recognition. For all other expected transaction hedging, the amounts accumulated in the hedging reserve and in the hedging cost reserve are reclassified in profit or loss in that period, or those periods, in which the expected future cash flows that are hedged affect profit and loss.

If the hedging no longer meets the criteria for account hedging, or the hedging instrument is sold, expires, is cancelled or realized, then the accounting by hedge accounting is ceased prospectively. When the accounting by hedge accounting is ceased, the amounts accumulated in the past in the hedging reserve and in the hedging cost reserve remain in the reserve, until the date on which they are included in the initial cost of the nonfinancial item (for hedging of transactions the results of which is a recognition of a nonfinancial item), or until the date on which they are reclassified in profit or loss in the period, or periods, in which the expected future cash flows that are hedged affect profit and loss (for hedging of other cash flows).

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

C.        Financial instruments (cont'd)

(3)      Derivative financial instruments, including hedge accounting (cont'd)

Economic hedges
Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies or CPI-linked. Changes in the fair value of such derivatives are recognized in profit or loss under financing income or expenses.

Derivatives that do not serve hedging purposes
The changes in fair value of derivatives that do not serve hedging purposes are recognized in profit or loss, as financing income or expense.

 (4)      Assets and liabilities linked to the Israeli CPI that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is re-measured every period in accordance with the actual increase/decrease in the CPI.

 (5)      Issuance of parcel of securities

The consideration received from the issuance of a parcel of securities is attributed initially to financial liabilities that are measured each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value. The remaining amount is the value of the equity component. When a number of equity components are issued in a parcel of securities, the consideration of the parcel attributes to their relative fair value. The fair value of each of the components of the package, are based on the average market prices of the securities three business days after their issuance.

Direct issuance costs are attributed to the specific securities in respect of which they were incurred. Joint issuance costs are attributed to the securities on a proportionate basis according to the allocation of the consideration from the issuance of the parcel, as described above. Issuance costs that allocated to equity components are presented net from equity.

D.	Property, plant and equipment

Fixed asset items are measured at cost less accumulated depreciation and accumulated impairment losses.

 (1)      Recognition and measurement

The cost of fixed assets includes expenditure that is directly attributable to the acquisition of the asset.
The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located (when the Group has an obligation to dismantle and remove the asset or to restore the site), and capitalized borrowing costs. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Communications networks consist of several significant components with different useful lives. Each component is treated separately and is depreciated over its estimated useful life.

Changes in the obligation to dismantle and remove the items and to restore the site on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss.

Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the net disposal net proceeds with the carrying amount of property, plant and equipment and are recognized net within "other income" or "other expenses", as relevant in statement of income.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

D.	Property, plant and equipment (cont'd)

(2)       Subsequent costs

The cost of replacing part of a fixed asset item is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

 (3)      Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of the fixed asset item, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The annual depreciation rates for the current and comparative periods are as follows:

%
Communications network	5-15
Control and testing equipment	15-25
Equipment and infrastructure for television services	15-33
Vehicles, Computers, Furniture and Landline communications equipment	6-33

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the expected lease terms.

Depreciation methods, useful lives and residual values are reviewed at least at the end of each reporting year and adjusted if appropriate.

E.	Rights of use of communications lines and right of use of fiber-optic infrastructure

Accounting policy applicable before January 1, 2019

The Group implements IFRIC 4, "Determining Whether an Arrangement Contains a Lease", which defines criteria for determining at the beginning of the arrangement, whether the right to use asset constitutes a lease arrangement.

According to IFRIC 4, as mentioned above, acquisition transactions of irrevocable rights of use of underwater cables capacity and right of use of fiber-optic infrastructure are treated as service receipt transactions. The amount which was paid for the rights of use of communications lines and right of use of fiber-optic infrastructure are recognized as a prepaid expense and is amortized on a straight-line basis over the period stated in the agreements, including the option period, which constitutes the estimated useful life of those capacities.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

E.	Rights of use of communications lines and right of use of fiber-optic infrastructure (cont'd)

Accounting policy applicable as from January 1, 2019

The Group implements IFRS 16, "Determining Whether an Arrangement Contains a Lease", which defines criteria for determining at the beginning of the arrangement, whether the right to use asset constitutes a lease arrangement. As a result, transactions of irrevocable rights of use of underwater cables capacity and right of use of fiber-optic infrastructure hare treated as transactions for receipt of service and therefore there was no change in accounting treatment.

F.	Intangible assets and others

(1)          Goodwill

Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets.

In subsequent periods goodwill is measured at cost less accumulated impairment losses.

(2)          Development activities

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized to intangible assets only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset.

Direct development costs associated with internally developed information system software, and payroll costs for employees devoting time to the software projects, incurred during the application development stage, are capitalized and recognized as an intangible asset. Other development expenditure is recognized in profit or loss as incurred.

In subsequent periods, capitalized development expenditures are measured at cost less accumulated amortization, from the date which the asset is ready for use, and accumulated impairment losses.

(3)          Incremental customer acquisition costs

Incremental customer acquisition costs are capitalized to asset, when it is expected that the Group will recover these costs. Costs of obtaining a contract that would have been incurred regardless of the contract being obtained are recognized as an expense when incurred.

Costs incurred to fulfill a contract with a customer are recognized as an asset when they: relate directly to a contract the Group can specifically identify; they generate or enhance resources of the Group that will be used in satisfying performance obligations in the future; and they are expected to be recovered. In any other case the costs are recognized as an expense when incurred.

Accordingly, incremental incentives and commissions paid to Group employees and resellers for securing contracts with customers, are recognized as intangible assets. In subsequent periods, customer acquisition costs are measured at cost less accumulated amortization according to the specific anticipated contract period and accumulated impairment losses.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

F.	Intangible assets and others (cont'd)

(4)          Other intangible assets

Customer relationships that are formed upon the acquisition of subsidiaries have a finite useful life and are amortized according to the expected benefits rate from these assets in each period.

Other intangible assets and others - licenses and frequencies, software and information systems costs are measured at cost less accumulated amortization and accumulated impairment losses and including direct costs necessary to prepare the asset for its intended use.

(5)          Subsequent expenditure

Subsequent expenditure is capitalized to intangible asset only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

(6)          Amortization

Amortization of an intangible asset is spread over its useful life. The amortized amount is the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis, over the estimated useful lives of the intangible assets from the date they are available for use, since these methods most closely reflect the expected pattern of consumption of the future economic benefits embodied in each asset. Goodwill and intangible assets having an indefinite useful life are not systematically amortized but are tested for impairment at least once a year.

Internally generated intangible assets are not systematically amortized as long as they are not available for use, i.e. they are not yet on site or in working condition for their intended use. Accordingly, these intangible assets, such as development costs, are tested for impairment at least once a year, until such date as they are available for use.

The annual amortization rates for the current and comparative periods are as follows:

%
Licenses and Frequencies	4-7	(mainly 4)
Information systems	25
Software	15-25
Customer acquisition costs	33-50
Customer relationship and brand	10-16

Amortization methods, useful lives and residual values are reviewed at least each year-end and adjusted if appropriate.

The Group examines the useful life of an intangible asset that is not periodically amortized at least once a year in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

G.	Investment property

Investment property is property (land or building – or part of a building – or both) held (by the owner or as a right of use assets) either to earn rental income or for capital appreciation or for both, but not for:

1.	Use in the production or supply of goods or services or for administrative purposes; or
2.	Sale in the ordinary course of business.

Furthermore, some of the rental properties that are leased by the Group are classified and treated as investment property.

Investment property is initially measured at cost including capitalized borrowing costs. Cost includes expenditure that is directly attributable to the acquisition of the investment property. In subsequent periods the investment property is measured at fair value with any changes therein recognized in profit or loss.

Any gain or loss on disposal of an investment property is recognized in profit or loss under other income or other expenses, as relevant.

H.	Inventory

Inventory of cellular phone equipment, accessories and spare-parts are measured at the lower of cost and net realizable value. Cost is determined by the moving average method and includes expenditure incurred in acquiring the inventories and the costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The Group periodically evaluates the condition and age of inventories and makes provisions for impairment of inventories accordingly.

I.	Impairment

(1)         Non-derivative financial assets

Financial assets and contract assets

As from January 1, 2018 the Group applies IFRS 9, Financial Instruments (in this item: “the standard” or “IFRS 9”), which replaces IAS 39, Financial Instruments: Recognition and Measurement (in this item “IAS 39”).

Additionally, following the application of IFRS 9, the Group has adopted consequential amendments to IFRS 7, Financial Instruments: Disclosures, and to IAS 1, Presentation of Financial Statements.

The Group has chosen to apply the standard and the amendment to the standard as from January 1, 2018 (in this item: “date of initial application”) without amendment of the comparative data, with an adjustment to the balance of retained earnings and other components of equity as at the date of initial application.

The Group recognizes a provision for expected credit losses in respect of Financial assets at amortized cost and Contract assets (as defined in IFRS 15).

The Group has elected to measure the provision for expected credit losses in respect of trade receivables, contract assets and lease receivables at an amount equal to the full lifetime credit losses of the instrument.

Lifetime expected credit losses are expected credit losses that result from all possible default events over the expected life of the financial asset. The maximum period considered when assessing expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

I.	Impairment (cont'd)

(1)	Non-derivative financial assets (cont'd)

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following events:
1.	Significant financial difficulty of the issuer or borrower;
2.	A breach of contract such as a default or payments being past due;
3.	The restructuring of a loan or payment due to the Group on terms that the Group would not consider otherwise;
4.	It is probable that the borrower will enter bankruptcy or other financial reorganization; or
5.	The disappearance of an active market for a security because of financial difficulties.

Presentation of provision for expected credit losses in the statement of financial position

Provisions for expected credit losses of financial assets measured at amortized cost are deducted from the gross carrying amount of the financial assets.

Write-off

The gross carrying amount of a financial asset is written off when the Group does not have reasonable expectations of recovering a financial asset at its entirety or a portion thereof. This is usually the case when the Group determines that the debtor does not have assets or sources of income that may generate sufficient cash flows for paying the amounts being written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group's procedures for recovery of amounts due. Write-off constitutes a de-recognition event.

(2)        Property, plant and equipment and intangible assets and others

Timing of impairment testing

The carrying amounts of the Group’s  non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, then the asset’s recoverable amount is estimated.

Once a year and on the same date, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash generating unit that contains goodwill, or intangible assets that have indefinite useful lives or are unavailable for use.

Determining cash-generating units

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

I.         Impairment (cont'd)

(2)       Property, plant and equipment and intangible assets and others (cont'd)

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted.

Allocation of goodwill to cash generating units

Subject to an operating segment ceiling test, for the purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

Goodwill acquired in a business combination is allocated to groups of cash-generating units, including those existing in the Group before the business combination, that are expected to benefit from the synergies of the combination.

The Company’s corporate assets

The Company’s corporate assets do not generate separate cash inflows and are utilized by more than one cash-generating unit. Corporate assets that cannot be allocated reasonably and consistently to cash-generating units are allocated to a group of cash-generating units if there are indications that a corporate asset may be impaired or indications of impairment in a group of cash-generating units, in which case the recoverable amount is determined for the group of cash-generating units that uses the corporate asset.

Recognition of impairment loss

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. As regards cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after including the balance of goodwill, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis.

Reversal of impairment loss

An impairment loss in respect of goodwill is not reversed. In respect of other assets, for which impairment losses were recognized in prior periods, an assessment is performed at each reporting date for any indications that these losses have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

I.          Impairment (cont'd)

(3)        Investments in associates and joint ventures

An investment in an associate and joint venture is tested for impairment when objective evidence indicates there has been impairment. Goodwill that forms part of the carrying amount of an investment in an associate or joint venture is not recognized separately, and therefore is not tested for impairment separately.

If objective evidence indicates that the value of the investment may have been impaired, the Group estimates the recoverable amount of the investment, which is the greater of its value in use and its net selling price. In assessing value in use of an investment in an associate or joint venture, the Group either estimates its share of the present value of estimated future cash flows that are expected to be generated by the associate or joint venture, including cash flows from operations of the associate or joint venture and the consideration from the final disposal of the investment, or estimates the present value of the estimated future cash flows that are expected to be derived from dividends that will be received and from the final disposal.

An impairment loss is recognized when the carrying amount of the investment, after applying the equity method, exceeds its recoverable amount. An impairment loss is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment in the associate or in the joint venture.

An impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of the investment after the impairment loss was recognized, and only to the extent that the investment’s carrying amount, after the reversal of the impairment loss, does not exceed the carrying amount of the investment that would have been determined by the equity method if no impairment loss had been recognized.

J.	Employee benefits

(1)	Post-employment benefits

Part of the Group's liability for post-employment benefits is covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee. A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. The Group's obligation of contribution to defined contribution pension plan is recognized as an expense in profit and loss in the periods during which services are rendered by employees. In addition, the Group has a net obligation in respect of defined benefit plan. A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. This benefit is presented at present value deducting the fair value of any plan assets and is determined using actuarial assessment techniques which involves, among others, determining estimates regarding the capitalization rates, anticipated return on the assets, the rate of the increase in salary and the rates of employee turnover. There is significant uncertainty in respect to these estimates because of the long-term programs. For further information, see Note 21.

The Group recognizes immediately, directly in retained earnings through other comprehensive income, all re-measurements gains and losses arising from defined benefit plans. Interest costs and interest income on plan assets that were recognized in profit or loss are presented under financing income and expenses, respectively.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

J.         Employee benefits (cont’d)

(2)	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary retirement. Termination benefits for voluntary retirements are recognized as an expense if the Group has made an offer of voluntary retirement, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

(3)	Employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

(4)	Share-based payment and restricted stock unit transactions

The grant date fair value of share-based payment and restricted stock units ("RSU") awards granted to employees are recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based payment and RSU awards that are conditional upon meeting service and non-market performance conditions, are adjusted to reflect the number of awards that are expected to vest. For share-based payment and RSU awards with non-vesting conditions or with market performance vesting conditions, the grant date fair value of the share-based payment and RSU awards are measured to reflect such conditions, and therefore the Group recognizes an expense in respect of the awards whether or not the conditions have been met.

Fair value is measured using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, to consider exercise restrictions and behavioral considerations.

K.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at management's best estimate of the expenditure required to settle the obligation at the reporting date.

The Group recognizes a reimbursement asset if, and only if, it is virtually certain that the reimbursement will be received if the Company settles the obligation. The amount recognized in respect of the reimbursement does not exceed the amount of the provision.

A provision for claims is recognized if, as a result of a past event, the Company has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

L.	Revenue

The Group recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

Revenues derived from services, including cellular services, internet services, international calls services, fixed local calls, interconnect, roaming revenues, content and value added services, transmission services and television over the internet services, are recognized when the services are provided, in proportion to the stage of completion of the transaction and all other revenue recognition criteria are met.

Usually, the sale of equipment to the customer is executed with no contractual obligation of the client to consume services in a minimal amount for a predefined period. As a result, the Group refers to the sale transaction as a separate transaction and recognizes revenue from sale of equipment upon delivery of the equipment to the customer. Revenue from services is recognized and recorded when the services are provided.

Identifying the contract

The Group accounts for a contract with a customer only when the following conditions are met:

(a)
The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them;

(b)	The Group can identify the rights of each party in relation to the goods or services that will be transferred;
(c)	The Group can identify the payment terms for the goods or services that will be transferred;
(d)	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and
(e)	It is probable that the consideration, to which the Group is entitled to in exchange for the goods or services transferred to the customer, will be collected.

For the purpose of paragraph (e) the Group examines, inter alia, the percentage of the advance payments received and the spread of the contractual payments, past experience with the customer and the status and existence of sufficient collateral.

If a contract with a customer does not meet all of the above criteria, consideration received from the customer is recognized as a liability until the criteria are met or when one of the following events occurs: the Group has no remaining obligations to transfer goods or services to the customer and any consideration promised by the customer has been received and cannot be returned; or the contract has been terminated and the consideration received from the customer cannot be refunded.

Identifying performance obligations
On the contract’s inception date the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:
(a)      Goods or services (or a bundle of goods or services) that are distinct; or
(b)     A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

L.	Revenue (cont'd)

The Group identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the Group examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract.

In contracts with customers for the provision of various communication services in one package, the Group has identified more than one performance obligations in each contract with a customer, according to the services promised to the customer.

Option to purchase additional goods or services
An option that grants the customer the right to purchase additional goods or services constitutes a separate performance obligation in the contract only if the option grants the customer a material right it would not have received without the original contract.

Determining the transaction price
The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties. The Group takes into account the effects of determining the transaction price and the existence of a significant financing component.

Variable consideration
The transaction price includes fixed amounts and amounts that may change as a result of discounts, refunds, credits, price concessions, incentives, performance bonuses, penalties, claims and disputes and contract modifications that the consideration in their respect has not yet been agreed by the parties.

The Group includes variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the amount of the variable consideration included in the transaction price.

Allocating the transaction price to performance obligations
In a multiple performance obligations transaction, the transaction price is allocated between the components of the transaction according to the ratio of their stand-alone selling prices.

Existence of a significant financing component
In order to measure the transaction price, the Group adjusts the amount of the promised consideration in respect of the effects of the time on the value of money if the timing of the payments agreed between the parties provides to the customer or the Group a significant financing benefit. When assessing whether a contract contains a significant financing component, the Group examines, inter alia, the expected length of time between the date the Group transfers the promised goods or services to the customer and the date the customer pays for these goods or services, as well as the difference, if any, between the amount of the consideration promised and the cash selling price of the promised goods or services.

When the contract contains a significant financing component, the Group recognizes the amount of the consideration using the discount rate that would be reflected in a separate financing transaction between it and the customer on the contract’s inception date. The financing component is recognized as other income over the period, which are calculated according to the effective interest method.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

L.	Revenue (cont'd)

Long-term credit arrangements (more than 12 monthly payments) are recognized on the basis of the present value of future cash flows, discounted according to market interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as other income (instead of interest income) over the credit period.

In cases where the difference between the time of receiving payment and the time of transferring the goods or services to the customer is one year or less, the Group applies the practical exemption included in the standard and does not separate a significant financing component.

Satisfaction of performance obligations
Revenue is recognized when the Group satisfies a performance obligation by transferring control over promised goods or services to the customer.

Contract costs
Incremental costs of obtaining a contract with a customer are recognized as an asset when the Group is expected to recover these costs. Costs to obtain a contract that would have been incurred regardless of the contract are recognized as an expense as incurred.

Warranty
In order to assess whether a warranty provides a distinct service to the customer and is therefore a distinct performance obligation, the Group examines, inter alia, the following characteristics: does the customer have the option to purchase the warranty separately; is the warranty required by law; the period of the warranty and the nature of the actions the Group promises to execute.

In respect to contracts with customers, the Group provides warranty services to customers in accordance with the contract, the Regulations of the Law or as is customary in the industry. Warranty services are provided to ensure the quality of the work and to meet the specifications agreed between the parties and do not constitute additional service provided to the customer. Therefore, the Group does not recognize the liability as a separate performance obligation, but treats it in accordance with the Instructions of IAS 37.

Principal or agent
The Group is a principal provider, and recognizes revenue in the gross amount of the consideration, should the Company be under obligation to arrange that another party provides the goods or services then the Group is an agent and therefore recognizes revenue in the amount of the net commission.

The Group is a principal provider when it controls the promised goods or services before their transfer to the customer. Indicators that the Group controls the goods or services before their transfer to the customer include, inter alia, as follows: the Group is the primary obligor for fulfilling the promises in the contract; the Group has inventory risk before the goods or services are transferred to the customer; and the Group has discretion in setting the prices of the goods or services.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

M.	Cost of revenues

Cost of revenues mainly include equipment purchase costs, salaries and related expenses, value added services costs, royalties expenses, ongoing license fees, interconnection and roaming expenses, cell site leasing costs, depreciation and amortization expenses and maintenance expenses, directly related to services rendered.

The Group recognizes discounts from suppliers as a decrease in Cost of Sales. Therefore, discounts in respect of purchases that are added to the closing inventory balance are treated as inventory and the remainder as a decrease in Cost of Sales.

N.	Advertising expenses

Advertising costs are expensed as incurred.

O.	Lease payments

The accounting policy applied as from January 1, 2019

On January 1, 2019, IFRS 16 “Leases” came into effect. According to the transitional provisions of the standard, the Group choose to implement the standard using the cumulative effect approach, whereby on the initial application date the Company recognized liabilities for leases according to present value of future lease payments balance capitalized according to the lessee’s incremental rate as of such date and concurrently recognized the right of use in the asset in the amount identical to the liability, adjusted for lease payments paid in advance or accrued which were recognized as an asset or liability before the initial application date. As result, application of the standard did not have an effect of the surplus balance on the date of initial application.

 (1)          Determining whether an arrangement contains a lease
On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:
(a)          The right to obtain substantially all the economic benefits from use of the identified asset; and
(b)          The right to direct the identified asset’s use.

For cell and switches sites lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

For office buildings, warehouses, service centers, retail stores and motor vehicles lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to separate the components and account the lease component separately.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

O.	Lease payments (cont'd)

(2)          Leased assets and lease liabilities
Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments, and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments.
Since the interest rate implicit in the Group's leases is not readily determinable, the incremental borrowing rate of the lessee is used.
Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset.

Variable lease payments that are linked to the CPI are initially measured by using the index existing on the date of initial recognition, and are included in calculating the liability for lease. When there is a change in the cash flows of the lease as result of changes to the CPI, the Company/Group remeasure the liability for the lease based on undated projected cash flows, as adjusted to a right of use asset.

 (3)         The lease term
The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

(4)           Depreciation of right-of-use asset
After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

●	Cell and switches sites	4 years
●	Office buildings, warehouses, service centers and retail stores	3 years
●	Motor vehicles	2-3 years

(5)           Reassessment of lease liability
Upon the occurrence of a significant event or a significant change in circumstances that is under the control of the Group and had an effect on the decision whether it is reasonably certain that the Group will exercise an option, which was not included before in the lease term, or will not exercise an option, which was previously included in the lease term, the Group re-measures the lease liability according to the revised leased payments using a new discount rate. The change in the carrying amount of the liability is recognized against the right-of-use asset, or recognized in profit or loss if the carrying amount of the right-of-use asset was reduced to zero.

(6)           Lease modifications
The group treats lease modifications as a separate lease in instance where the lease modification increases the scope of the lease by adding a right to use one or more underlying assets, and the consideration for the lease increased by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the contract’s circumstances, the Group accounts for the modification as a separate lease.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

O.	Lease payments (cont'd)

(6)           Lease modifications (cont'd)

In all other cases, on the initial date of the lease modification, the Group allocates the consideration in the modified contract to the contract components, determines the revised lease term and measures the lease liability by discounting the revised lease payments using a revised discount rate.

For lease modifications that decrease the scope of the lease, the Group recognizes a decrease in the carrying amount of the right-of-use asset in order to reflect the partial or full cancellation of the lease, and recognizes in profit or loss a profit (or loss) that equals the difference between the decrease in the right-of-use asset and re-measurement of the lease liability.

For other lease modifications, the Group re-measures the lease liability against the right-of-use asset.

(7)           Subleases
In leases in which the Group subleases the underlying asset, the Group examines whether the sublease is a finance lease or operating lease with respect to the right-of-use received from the head lease.

The accounting policy that was applied in periods prior to January 1, 2019
Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

P.	Financing income and expenses

Financing income is comprised of interest income on funds invested, dividend income, changes in the fair value of financial instruments measured at fair value through profit or loss and income from exchange rate differences.

Changes in the fair value of financial assets at fair value through profit or loss also include income from dividends and interest.

Financing expenses are comprised of interest expenses, linkage expenses, discount amortization expenses, changes in fair value of financial instruments measured at fair value through profit or loss, losses from exchange rate differences and unwinding of the discount on provisions.

In the statements of cash flows, payments for derivative contracts which are used for economic hedges of financial liabilities arising from financing activities, are presented as part of cash flows from financing activities.

Payments for derivative contracts which are used for economic hedges of handset and network related acquisitions and international roaming services activity, and changes in the fair value of those derivatives, are presented as part of cash flows from operating activities.
In the statements of cash flows, payments for derivative contracts which are used for economic hedges of financial liabilities arising from financing activities, are presented as part of cash flows from financing activities.

Gains and losses from exchange rate differences and changes in the fair value of financial instruments measured at fair value through profit or loss, are presented on a net basis, as financing income or financing expenses.

Interest income and expenses are recognized in the profit and loss using the effective interest method.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

Q.	Taxes on income

Taxes on income comprise current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Current tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and there is intent to settle current tax liabilities and assets on a net basis or the tax assets and liabilities will be realized simultaneously.

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted at the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in its subsidiaries and the Group’s holdings in included entities, where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their current tax assets and liabilities will be realized simultaneously.

R.	Earnings per share

The Company presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit and loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options and RSU's granted to employees.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 4 - Fair Value

A.	Determination of Fair Value

A number of the Group's accounting policies and disclosures require the determination of fair value, of certain assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Trade and other receivables
The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the appropriate interest rate at the reporting date.

    Current investments and derivatives
The fair value of forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using market interest rates appropriate for similar instruments, including the adjustment required for the parties' credit risks.

The fair value of investments in debt securities and investments in equity instruments are based on quoted market prices.

     Investment property
The fair value of investment property is estimated using the comparison technique, with the valuation model being based on the price per square meter of comparable properties, as arising from observable transactions in an active market.

     Non-derivative financial liabilities
Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

Share-based payment transactions
Fair value of employee stock options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior) and the risk-free interest rate (based on government bonds). Service conditions attached to the transactions are not taken into account in determining fair value.

B.	Fair Value Hierarchy

When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical instruments.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
•	Level 3: inputs that are not based on observable market data (unobservable inputs).

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 5 - Financial Risk Management

Risk management framework
The Board of Directors has overall responsibility for the establishment and oversight of the Group’s financial risk management framework. The Board has established a sub-committee for financial exposures management, which is responsible for developing and monitoring the Group’s financial exposures management policies. The sub-committee recommends to the Board of Directors changes in the Group's financial exposures management policy.

The Group’s risk management policies are established to identify and analyze the financial risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Financial Disclosures Committee oversees how management monitors compliance with the Group’s financial risk management policies and procedures, and reviews the adequacy of the financial risk management framework in relation to the risks faced by the Group. See also Note 24, regarding Financial Instruments.

Credit risk
Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group's credit risk arises principally from the Group's receivables from customers and investments in debt instruments. The carrying amounts of financial assets and contract assets represent the Group's maximum credit risk exposure.

Trade receivables, other receivables and contract assets
The Group conducts credit evaluations on receivables over a certain amount, and requires financial guarantees against them, according to the risk level of each customer. Management monitors outstanding receivable balances and credits appropriate allowances for irrecoverable amounts included in the financial statements which adequately reflect the loss embodied in irrecoverable debts. The Group is exposed to credit risk arising mainly from its operation in Israel.

Cash and cash equivalents
Most of the Group’s cash and cash equivalents are maintained with major banking institutions in Israel.

Investments in debt instruments
The Group limits its exposure to credit risk by investing only in liquid debt instruments and only with counterparties that have a credit rating of at least "AA-" from S&P Maalot. Management actively monitors credit ratings and given these high credit ratings, management does not expect any counterparty to fail to meet its obligations. During the reporting period, the Company realized the investment portfolio in full.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 5 - Financial Risk Management (cont'd)

Credit risk (cont'd)

Derivatives
The counterparties of the derivatives held by the Group are major banks in Israel.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the consolidated statement of financial position. Financial instruments that could potentially subject the Group to credit risks consist primarily of trade receivables. Credit risk with respect to these receivables is limited due to the composition of the subscriber base, which includes a large number of individuals and businesses.

Assessment of expected credit losses for corporate customers
The Group allocates each exposure to a credit risk grade based on data that is determined to be predictive of the risk of loss and applying experienced credit judgement. Credit risk grades are defined using quantitative and qualitative factors that are indicative of the risk of default.

Assessment of expected credit losses for individual customers
The Group uses a provision matrix that is based on, inter alia, an aging of trade receivables, to measure the expected credit losses from individual customers, which comprise a very large number of small balances.
Loss rates are calculated based on the probability of a receivable progressing through successive stages of delinquency to write-off. The loss rates are calculated separately for exposures in different segments based on the following common credit risk characteristics – age of debt and period of delinquency, geographic region, age of customer relationship and type of product purchased.

Liquidity risk

The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and extreme conditions, without incurring unacceptable losses or risking damage to the Group's reputation.

The cash surpluses held by Group that are not required for financing their current activity, were invested in interest-bearing investment channels such as: short-term deposits and debentures. These investment channels are chosen based on future forecasts of the cash Group will require in order to meet its liabilities. During the reporting period, the investment portfolio was implemented in full.

The Group examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs. These forecasts take into consideration matters such as the Group’s plan to use debt for financing its activity, compliance with required financial covenants, and compliance with external requirements such as laws or regulation.

The Group has contractual commitments to purchase inventories and fixed assets, to incur capital expenditure with regard to its investment in a jointly controlled entity and an obligation to pay lease payments. For further information about material commitments see Note 32, regarding Commitments.

Market risk
In the ordinary course of business, the Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out according to the policy established by the Board of Directors.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 5 - Financial Risk Management (cont'd)

Interest rate and CPI risks
The Group is exposed to fluctuations in the interest rate, including changes in the CPI, as part of its borrowings are linked to the CPI. As part of its risk management policy the Group from time to time enters into forward contracts that partially hedge the exposure to changes in the CPI. All such transactions are carried out within the policy established by the Board of Directors.

Currency risk
The Group's operating income and cash flows are exposed to currency risk (mostly USD), mainly due to handset and network related acquisitions, purchase of TV content, purchase of telecommunications capacity and its international roaming services activity. The Group also manages bank accounts that are denominated in a currency other than its respective functional currency, primarily USD. As part of its financial exposures hedging policy, the Group uses forward and option contracts to partially hedge the exposure to fluctuations in foreign exchange rates.

Capital management
The Group's capital management aim is to ensure a sound and efficient capital structure which takes into consideration, among others, the following factors:
A gearing ratio that supports the Group's cash flow needs with respect to its potential cash flow generation and also supporting its dividend policy, considering the limitation imposed on dividend distribution as established in the indenture of the Group's Series H - L debentures and in the Company's loan agreements, while maintaining a Net Debt to Adjusted EBITDA ratio as established in such documents, and that meets the industry standards. The Group considers Net Debt to Adjusted EBITDA ratio to be an important measure for investors, debentures holders, analysts, and rating agencies. This ratio is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one company to another. The Group's debt mainly consists of short and long-term debentures traded publicly in the Tel Aviv Stock Exchange and loans from financial institutions.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating Segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM).

●	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

●	Fixed-line segment - the segment includes landline telephony services, internet services, television services, transmission services, landline equipment and supplemental services.

	Year ended December 31, 2020
	NIS millions
	Cellular	Fixed-line	Reconciliation for Consolidation	Consolidated	Reconciliation of subtotal adjusted segment EBITDA to loss for year

Externals revenues	2,349	1,327	-	3,676
Inter-segment revenues	15	153	(168)	-

* Adjusted Segment EBITDA	525	393			918

Depreciation and amortization					(924)
Tax benefit					39
Financing income					10
Financing expenses					(182)
Other income					3
Share based payments					(20)
Share in losses of accounted investees					(14)

Loss for year					(170)

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Operating Segments (cont'd)

	Year ended December 31, 2019
	NIS millions
	Cellular	Fixed-line	Reconciliation for Consolidation	Consolidated	Reconciliation of subtotal adjusted segment EBITDA to loss for year

Externals revenues	2,326	1,382	-	3,708
Intersectoral revenues	14	147	(161)	-

* Adjusted Segment EBITDA	627	313			940

Depreciation and amortization					(898)
Share-based payments					(8)
Other income					(10)
Financing income					49
Financing expenses					(193)
Share in losses of accounted investees					(10)
Tax benefits					23

Loss for year					(107)

	Year ended December 31, 2018
	NIS millions
	Cellular	Fixed-line	Reconciliation for Consolidation	Consolidated	Reconciliation of subtotal adjusted segment EBITDA to loss for year

Externals revenues	2,371	1,317	-	3,688
Intersectoral revenues	14	147	(161)	-

* Adjusted Segment EBITDA	418	269			687

Depreciation and amortization					(584)
Share-based payments					(2)
Financing income					19
Financing expenses					(190)
Tax benefit					6

Loss for year					(64)

* Adjusted segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) not part of the Company’s current activity, depreciation and amortization, profits (losses) of equity account investees and share based payments. Adjusted Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 7 – Subsidiaries

A.	Presented hereunder is a list of the Group’s significant subsidiaries:

		The Group’s ownership interest in the subsidiary for the year ended December 31
	Principal location of the subsidiary's activity	2020	2019
Name of subsidiary
Cellcom Fixed Line Communication L.P.	Israel	100%	100%
Dynamica Cellular Ltd.	Israel	100%	100%
Golan Telecom Ltd.	Israel	100%	-

B.	Business combination - Purchase of Golan Telecom Ltd.

On August 26, 2020, the transaction for Golan’s acquisition (hereinafter – the “Acquisition”), which deals with the supply of cellular communication services, was completed, this in consideration for an amount of approximately ILS 613 million (approximately ILS 545 million net, with the addition of the balance of cash and deposits in Golan prior to the sale, and neutralizing transaction expenses as agreed between the parties). The consideration that was paid including purchase of shareholders’ loans in the amount of ILS 250 million.

Upon the completion of the Acquisition, the Company holds 100% of Golan shares, and starting from the Acquisition date, Golan’s balance sheet and result activities are included in the Group’s statements. The Ministry of Communications approved the transaction under certain conditions, including turning Golan into a virtual operator (MVNO) for a temporary period and a demand that Golan would return financial benefits it had received in the past, and that it must return, in the opinion of the Ministry of Communications, in light of the acquisition, in an amount of approximately ILS 75 million (the “Return Amount”). The acquisition was approved under these certain conditions. Golan disputes the ministry’s arguments in connection with the return of the foregoing amounts. Therefore, until the completion of Golan’s hearing process on this matter, Golan provide an autonomous guarantee on the full Return Amount, and therefore a pledge was registered on a deposit provided by Golan to the benefit of the bank. Golan recognized in the financial statements a provision (prior to its consolidation by the Company) for the Return Amounts. After the end of the reporting period, an amount of ILS 17 million was paid out of the aforementioned amount to the Ministry of Communication (against reducing the guarantee by an identical amount). The proceeding opposite the Ministry of Communication regarding other issues in dispute has not yet been concluded.

Golan’s results are consolidated in the Company’s financial statements starting from the transaction’s completion date. Accordingly, the Company’s reports include an increase in the amount of approximately ILS 100 million (neutralizing intercompany revenues) in revenues, and an increase in net profit in the amount of approximately ILS 20 million (after reduction of cost surpluses created in the Acquisition) attributed to Golan’s activities. According to management's estimates, if the acquisition have been made already on January 1, 2020, the amount of revenues in the consolidated statement of profit and loss for the year ended at December 31, 2020 would have been ILS 3,900 million and the consolidated loss for the year would have been ILS 157 million. In determining said amounts, management assumed that the fair value adjustments as of the acquisition date, which were determined provisionally, are identical to the adjustments that would have been applied had the acquisition been made on January 1, 2020 and also these assumptions detailed below:

1.
In light of the Golan Acquisition, management fee expenses were cancelled, that were attributed to Electra Consumer Products (1971) Ltd. (the former controlling shareholder in Golan), as were salary expenses for the allocation of options to officers in Golan, that were recognized in Golan’s financial statements.

2.
These pro forma data include cancellation of intercompany transactions between Golan and Cellcom, that include, inter alia, interest expenses accrued in the pro forma period between Golan and Cellcom for a loan taken from Cellcom, cancellation of revenues for the cooperation agreement registered in Cellcom, cancellation of accounting registrations performed in Golan’s financial statements for the cooperation agreement before the Acquisition date, this to reflect Golan’s financial results after the completion of the transaction and as expressed in the Company’s consolidated financial statements.

3.
The pro form data do not include nonrecurring expenses that were recognized in Golan’s statements in 2020, that derive from the completion of the Golan Acquisition transaction, such as bonus and commission payments to consultants and registering a provision for the Return Amount as provided in Section a. above.

4.	The pro forma data include a statutory tax rate at the rate of 23% on Golan’s profit before tax and on the pro forma adjustments that were performed.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 7 - Subsidiaries (cont’d)

C.	Recognized assets, net, that were purchased

The amounts are the sum of the assets that were purchased and the liabilities that were recognized on the Acquisition date:

Values recognized at initial consolidation
ILS millions
Assets:
Cash and cash equivalents	5
Current investments and deposits	70
Trade receivables	40
Property and other intangible assets	70
Customer relations (included in the intangible assets section)	110
Brand (included in the intangible assets section)	35
Right of use assets	14

Liabilities:
Lease liabilities	(14)
Trade payables	(233)
Provisions	(82)
Loan from Cellcom	(136)
Deferred tax liabilities	(20)

Total recognized assets, net	(141)

Goodwill	754

Total consideration	613

Changes in cash on date of initial consolidation:

ILS millions
Consideration paid	(613)
Cash in Golan	5
Total	(608)

As of the Acquisition date, the balance of the customers and other payables item is in the amount of ILS 40 million, net (ILS 46 million, gross, of which credit losses of approximately ILS 6 million were registered).

The purchase was accounted for by the purchase method. The Group allocated the total purchase price to assets and liabilities that were purchased on the basis of their fair value and their amortization period.

The company was assisted by critical estimates for determining the value of customer relations and brand between them: revenue projections, growth rate, customer attrition rates, royalty rate and discount rate.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 7 - Subsidiaries (cont’d)

C.	Recognized assets, net, that were purchased (cont'd)

The intangible assets recognized in the framework of the Acquisition are mainly goodwill in the amount of approximately ILS 754 million, attributed to the cellular segment, customer relations in the amount of approximately ILS 110 million and a brand in the amount of approximately ILS 35 million. The customer relations and brand are amortized over a useful life of approximately 6 years and 10 years, respectively.

The goodwill represents the surplus of the Acquisition cost over the estimated fair value of the assets, less liabilities, and represents the value of the activities and Golan’s expected cash flow.

The Company had additional costs attributed directly to the Acquisition in the amount of ILS 6 million, mainly for consultation expenses. These costs are included in other expenses in the statement of income.

The allocation of the Acquisition cost surpluses to Golan’s assets and liabilities has not yet been completed as of the date of approval of these financial statements, and may be adjusted finally until 12 months after the Acquisition completion date. Insofar as any adjustments are required on the final measurement date, these will be performed by way of restatement of the comparison numbers reported in the past according to the temporary measurement.

Note 8 - Equity Accounted Investees and Joint Operations

In July 2019, the Company and the Israel Infrastructure Fund, or IIF, completed the co-investment in Israel Broadband Company (2013) Ltd. (“IBC”). After completion of the transaction, the Company and IIF hold by jointly and equally owned limited partnership 70% of IBC's share capital. Therefore, the Company indirectly holds 35% of the voting rights of IBC and accounts for the investment by the equity method. After the report period, the transaction for Hot’s investment in IBC was completed, whereby the Company, as of such date, indirectly holds 23.3% of the equity and the voting rights in IBC.

Credit for IBC

In March 2020, IBC entered an agreement with an Israeli financial institution, under which IBC shall be awarded a credit line of up to ILS 350 million, to be repaid until December 31, 2032, for financing its business operation, including deployment of fiber-optic infrastructure in Israel. The agreement includes customary commercial terms and conditions. In addition, the Company and IIF undertook to provide IBC (through the limited partnership) an additional loan of ILS 50 million before 2021 year end. The Company and IIF provided in 2020 an amount of ILS 10 million out of the loan amount and in light of completing the Hot investment transaction, as set at note commitments.

For additional details, see Note 32(G), regarding commitments.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Equity Accounted Investees and Joint Operations (cont'd)

	As of December 31,
	2020	2019
	NIS millions
Investments in equity accounted investees:
Purchase of share capital	160	157
Share in losses of equity accounted investees	(18)	(4)
Other	(11)	(3)
	131	150

Note 9 - Cash and Cash Equivalents

Composition:

	As of December 31,
	2020	2019
	NIS millions

Current balances in banks	92	56
Demand deposits	627	950
	719	1,006

The Group's exposure to interest rate risk and sensitivity analysis for financial assets and liabilities are disclosed in Note 24.

Note 10 – Current investments and deposits

Composition:

	As of December 31,
	2020	2019
	NIS millions

Current investments	-	443
Deposits	429	30
	429	473

During the reporting period, the investment portfolio was implemented in full.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 11 - Trade and Other Receivables

Composition

	As of December 31,
	2020	2019
	NIS millions

Current

Trade Receivables *
Open accounts	337	402
Chacks and credit cards receivables	231	191
Accrued income	93	136
Current maturity of long-term receivables	324	413
	985	1,142
Other Receivables
Prepaid expenses	29	23
Other	10	9
	39	32
	1,024	1,174
Non-current
Trade Receivables *	176	309
Deposits and other receivables	-	20
Loan to a customer	-	120
Other	7	10
	183	459
	1,207	1,633

* Net of allowance for doubtful debts.

Non-current trade receivables balances are in respect of equipment sold in installments (mainly 36 monthly payments) which current amount as of December 31, 2020, is calculated at a 3.3% annual discount rate (December 31, 2019 - 3.3%).

Note 12 - Inventory

A.	Composition

	As of December 31,
	2020	2019
	NIS millions

Handsets	45	38
Accessories	10	8
Spare parts	18	20
	73	66

B.
The Group is testing slow moving inventory for impairment. In the framework of the test conducted in 2020 impairment was credited in the amount of ILS 6 million (2019 - ILS 3 million). The write-down is included in Cost of revenues.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 13 - Property, Plant and Equipment, net

Composition:

	Communication network	Network control and testing equipment	Television equipment and infrastructure	Vehicles, computers, furniture and other equipment	Leasehold improvements	Total
	NIS millions
Cost
Balance as of January 1, 2019	5,074	63	368	201	100	5,806
Additions	205	1	110	14	1	331
Disposals	(300)	-	(69)	(21)	(19)	(409)

Balance as of December 31, 2019	4,979	64	409	194	82	5,728

Additions	167	1	123	19	2	312
Business combination	78	-	-	1	1	80
Discontinunce of consolidation	-	-	-	(2)	-	(2)
Deductions	(17)	-	(53)	(43)	(22)	(135)

Balance as of December 31, 2020	5,207	65	479	169	63	5,983

Accumulated depreciation
Balance as of January 1, 2019	3,771	54	138	119	72	4,154
Depreciation for the year	252	3	94	26	8	383
Deduction of depreciation	(147)	-	(55)	(20)	(19)	(241)

Balance as of December 31, 2019	3,876	57	177	125	61	4,296

Depreciation for the year	237	2	114	25	8	386
Business combination	34	-	-	1	-	35
Discontinunce of consolidation	-	-	-	(1)	-	(1)
Deduction of depreciation	(17)	-	(53)	(43)	(22)	(135)
Balance as of December 31, 2020	4,130	59	238	107	47	4,581

Amortized balance as of January 1, 2019	1,303	9	230	82	28	1,652
Amortized balance as of December 31, 2019	1,103	7	232	69	21	1,432
Amortized balance as of December 31, 2020	1,077	6	241	62	16	1,402

The Group purchases, in the ordinary course of business some of its fixed assets on credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to ILS 167 million (December 31, 2019 and 2018, ILS 153 million and ILS 221 million, respectively).

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 14 - Intangible Assets and Others, net

A.         Composition:

	Licenses and frequencies	Information systems	Software	Customer acquisition cost	Goodwill	Customer relations and other	Total
	NIS millions
Cost
Balance as of January 1, 2019	552	296	41	258	809	315	2,271
Additions	-	84	9	138	-	-	231
Deductions	-	(65)	(13)	-	-	(6)	(84)

Balance as of December 31, 2019	552	315	37	396	809	309	2,418

Additions	38	64	2	131	-	-	235
Business combination	45	-	8	62	754	146	1,015
Discontinunce of consolidation	-	(14)	-	(3)	-	-	(17)
Deductions	-	(62)	(8)	-	-		(70)
Balance as of December 31, 2020	635	303	39	586	1,563	455	3,581

Accumulated depreciation
Balance as of January 1, 2019	416	115	23	107	-	312	973
Depreciation for the year	15	78	7	126	-	3	229
Deduction of depreciation	-	(60)	(12)	-	-	(6)	(78)

Balance as of December 31, 2019	431	133	18	233	-	309	1,124

Depreciation for the year	16	94	6	132	-	7	255
Business combination	45	-	2	43	-	-	90
Discontinunce of consolidation	-	(6)	-	(1)	-	-	(7)
Deduction of depreciation	-	(62)	(7)	-	-	-	(69)
Balance as of December 31, 2020	492	159	19	407	-	316	1,393

Amortized balance as of January 1, 2019	136	181	18	151	809	3	1,298
Amortized balance as of December 31, 2019	121	182	19	163	809	-	1,294
Amortized balance as of December 31, 2020	143	144	20	179	1,563	139	2,188

The Group purchases in the ordinary course of business some of its Intangible assets on credit. The cost of acquisitions, which has not yet been paid at the reporting date, amounted to ILS 67 million (December 31, 2019 and 2018, ILS 34 million and ILS 37 million, respectively).

B.         Impairment testing for cash-generating units containing goodwill

The recoverable amount of each of the Company's cash-generating units was evaluated by the company with the assistance of an independent external appraiser using the Value In Use model which was calculated using discounted cash flows method based on a projected five-year cash flows. The five-year projected cash flows were estimated in light of the long-term growth rate. The Company used a relevant discount rate, which reflected the specific risks associated with the future cash flows of its cash-generating units. The carrying amount of the goodwill allocated to the cellular-segment and fixed-line segment as of December 31, 2020 amount ILS 831 million and ILS 732 million, respectively.

Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described above could change in future periods. If any of these were to vary materially from the Company's plans, it may record impairment of goodwill in the future.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 14 - Intangible Assets and Others, net (cont'd)

B.         Impairment testing for cash-generating units containing goodwill (cont'd)

 These assumptions are as follows:

	Cash generating unit	Cash generating unit
	Cellular segment	Fixed-line segment
Pre-tax discount rate	9.1%	9.2%
Terminal value growth rate	1.5%	1.5%
Market share	30.0%	N/	R
ARPU	NIS 52.5	N/	R

1.	The discount rate and the terminal value growth rate are denominated in real terms.
2.	The cash generating units have cash flows for 5 years, as included in their discounted cash flow model.
3.	The long-term growth rate has been determined as 1.5% which represents, among others, the natural population growth rate.
4.
The pre-tax discount rate is estimated and calculated using several assumptions, among others, cash generating units' Cost of Equity, risk premium for normative debt leveraging of the Group and estimates of the normative leverage ratio for the industry.

5.	ARPU (Average revenue per user) in terminal year (except revenue from hosting services and national roaming services), in NIS.

  Sensitivity to changes in assumptions

The estimated recoverable amount of the cash generating units exceeds their carrying amount by approximately NIS 839 million and NIS 393 million in Cellular segment and Fixed-line segment respectively. Management has identified key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount:

	Cash generating unit	Cash generating unit
	Cellular segment	Fixed-line segment
Pre-tax discount rate	10.8%	10.7%
Terminal value growth rate	(1.16)%	(0.1)%
Market share	28.1%	N/	R
ARPU	NIS 50.5	N/	R

Based on the above valuation performed, the Company concluded that the recoverable amount of its cash generating units as of December 31, 2020, is higher than their carrying amount and thus, no impairment was recognized.

Determination of the fair value of cash generating units requires significant discretion, including considerations regarding the appropriate capital rates, final growth rates, weighted costs of capital and, the amount and timing of the expected future cash flows. the Company will continue to monitor the recoverable amount of its cash generating units to determine whether events and changes in circumstances such as deterioration in the business climate or operating results, continuous decline in the share price, changes in management’s business strategy or downward adjustments to the Company’ cash flows projections, warrant further impairment testing in future periods.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 15 – Leases

A.	From January 1, 2019, the Group implements IFRS 16, Leases. The Group's mainly leases are assets used for cell and switches sites, buildings and motor vehicles.

B.	Right-of-use Assets and Investment Property

	Cell and switches sites	Buildings	Motor vehicles	Total
	Right of use assets				Investment property	Total
	NIS millions
Cost
Balance as of January 1, 2019	626	153	23	802	24	826
Additions, changes in agreements and revaluation	135	24	30	189	-	189
Deductions for ended agreements	(24)	(1)	(5)	(30)	-	(30)
Balance as of December 31, 2019	737	176	48	961	24	985

Additions, changes in agreements and revaluation	94	6	29	129	2	131
Business combination	-	16	1	17	-	17
Deductions for ended agreements	(65)	(6)	(10)	(81)	-	(81)
Balance as of December 31, 2020	766	192	68	1,026	26	1,052

Cumulated depreciation and devaluation
Balance as of January 1, 2019	-	-	-	-	-	-
Depreciation for year	177	53	22	252	-	252
Change in fair value of real estate for investment	-	-	-	-	6	6
Deductions for ended agreements	(5)	(1)	(5)	(11)	-	(11)
Changes in agreements and revaluation	(3)	(1)	(3)	(7)	-	(7)
Balance as of December 31, 2019	169	51	14	234	6	240

Depreciation for year	168	52	21	241	-	241
Change in fair value of real estate for investment	-	-	-	-	7	7
Business combination	-	5	1	6	-	6
Deductions for ended agreements	(59)	(6)	(10)	(75)	-	(75)
Changes in agreements and revaluation	(3)	(3)	-	(6)	-	(6)
Balance as of December 31, 2020	275	99	26	400	13	413

Amortized cost balance as of January 1, 2019	626	153	23	802	24	826

Amortized cost balance as of December 31, 2019	568	125	34	727	18	745

Amortized cost balance as of December 31, 2020	491	93	42	626	13	639

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 15 – Leases (cont'd)

C.          Leases liabilities

	Cell and switches sites	Buildings	Motor vehicles	Total
	NIS millions
Balance as of January 1, 2019	622	183	25	830
Additions for new contracts, changes in agreements and revaluation	141	30	33	204
Deductions for ended agreements	(18)	-	(1)	(19)
Financing expenses	19	4	1	24
Payments for lease	(193)	(65)	(22)	(280)
Balance as of December 31, 2019	571	152	36	759

Additions for new contracts, changes in agreements and revaluation	94	8	31	133
Deductions for ended agreements	(6)	-	(1)	(7)
Financing expenses	21	3	1	25
Business combination	-	13	1	14
Payments for lease	(168)	(63)	(22)	(253)
Balance as of December 31, 2020	512	113	46	671

Current maturities of liabilities for leases	148	61	17	226
Liabilities for long-term leases	423	91	19	533
Balance as of December 31, 2019	571	152	36	759

Current maturities of liabilities for leases	135	56	23	214
Liabilities for long-term leases	377	57	23	457
Balance as of December 31, 2020	512	113	46	671

D.          Options to extend the lease

Some leases of buildings that the Group leases contain an option to extend the lease that was not taken into account in the calculation of the lease liability in light of the management estimate regarding the prospects of exercising the option. Extending the period of the lease following exercise of the option shall lead to an increase to the leases liability by approximately ILS 289 million (based on the last Capitalization rate).

Note 16 - Trade Payables and Accrued Expenses

Composition

	As of December 31,
	2020	2019
	NIS millions

Trade payables	334	345
Accrued expenses	434	342
	768	687

 Trade payables as of December 31, 2020 includes reverse factoring of trade payables transactions in amount of approximately ILS 30 million (in 2019 - ILS 106 million).

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 17 - Provisions

Composition

	Dismantling and restoring sites	Legal claims	Other contractual liabilities	Total
	NIS millions

Balance as of January 1, 2019	20	63	42	125
Provisions created in the year	2	12	4	18
Provisions cancelled in the year	-	(17)	(5)	(22)
Balance as of January 1, 2020	22	58	41	121

Provisions created in the year	8	12	1	21
Business combination	-	3	79	82
Provisions cancelled in the year	-	(14)	(4)	(18)
Balance as of December 31, 2020	30	59	117	206

Non-current	30	-	-	30
Current	-	59	117	176
	30	59	117	206

Dismantling and restoring sites
The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc., and are discounted at a risk-free rate. Forecast of estimated site departures or asset returns is revised in light of future changes in regulations or technological requirements.

Litigations
The Group is involved in a number of legal claims and other disputes with third parties. The Group's management, after taking legal advice, included provisions in the financial statements which are credited and attributed specifically to each case. The timing of cash outflows associated with legal claims cannot be reasonably determined. For detailed information regarding legal proceedings against the Group, refer to Note 33.

Other contractual obligations
Provisions for other contractual obligations and exposures include various obligations that are derived either from a constructive obligation or legislation for which there is a high uncertainty regarding the timing and amount of future expenditure required for settlement.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 18 - Other Payables, Including Derivatives

Composition

	As of December 31,
	2020	2019
	NIS millions

Employees and related liabilities	113	109
Provision for voluntary retirement plan	-	45
Government institutions	32	25
Interest payable	62	55
Accrued expenses	1	5
Deferred revenue	41	55
Derivative financial instruments	8	5
	257	299

Note 19 - Other Long-term Liabilities

Composition

	As of December 31,
	2020	2019
	NIS millions

Long-term liabilities	38	-
Deferred revenue	2	3
Other	1	1
	41	4

Note 20 - Debentures and Long-term Loans from Financial Institutions

A.
This note provides information about the contractual terms of the Group's debentures and long-term loans from financial institutions, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risks, see Note 24.

	December 31,
	2020	2019
	NIS millions
Noncurrent liabilities
Debentures	2,723	2,511
Long-term loans from financial institutions	50	300
	2,773	2,811
Current liabilities
Current maturities of debentures	376	409
Current maturities of loans from financial institutions	138	100
	514	509

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Debentures and Long-term Loans from Financial Institutions (cont'd)

B.         The terms and debt repayment schedule

1.	Debentures

The terms and repayment schedule of the Company's debentures are as follows:

				December 31, 2020		December 31, 2019
				NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount
Debentures (Series F) - linked to the Israeli CPI	NIS	4.60%	2017-2020	-	-	214	223
Debentures (Series H) - linked to the Israeli CPI	NIS	1.98%	2018-2024	608	579	722	682
Debentures (series I) - unlinked	NIS	4.14%	2018-2025	563	550	643	626
Debentures (Series J) - linked to the Israeli CPI	NIS	2.45%	2021-2026	103	104	103	104
Debentures (series K) - unlinked	NIS	3.55%	2021-2026	711	707	711	706
Debentures (series L) - unlinked	NIS	2.50%	2023-2028	1,225	1,159	603	579
Total debentures				3,210	3,099	2,996	2,920

The Company's outstanding debentures were issued based on the then current Israeli shelf prospectus and are   listed on the Tel Aviv Stock Exchange, or TASE.

2.
In August 2019, the Company’s rating was updated from an “ilA+/negative” to an “ilAA-/negativerating in relation to the Company’s debentures. No changes has occurred in annual interest rates following this update.

3.	In connection with the issue of Series H-L debentures, the Company has undertaken to comply with certain financial and other covenants. Inter alia:

a.
An undertaking not to distribute more than 95% of the profits suitable for distribution under the Companies Law (the “Profits”); provided (1) if the Company’s net debt to EBITDA ratio exceeds a ratio of 3.5:1, the Company shall not distribute more than 85% of the Profits; (2) if the Company’s net debt to EBITDA ratio exceeds 4:1, the Company shall not distribute more than 70% of the Profits; and (3) of the Company’s net debt to EBITDA ratio exceeds 5:1 or 4.5:1 for a duration of four consecutive quarters, the Company shall not distribute dividends.

b.	An undertaking to rate the debentures through a rating company (insofar as this is under the Company’s control).

c.
An undertaking to pay additional interest at a rate of 0.25% for a two point decrease in the rating of the debentures Series H to K, and 0.5% for a two point decrease in the rating of debentures Series L, and additional interest of 0.25% for any one point decrease in the rating of the debentures, up to a maximum addition of 1%, compared to their rating before being issued.

d.	The Company’s undertaking not to issue additional debentures of any series should the Company fail to meet the financial criteria, or if such issue shall cause a decrease in the debentures’ rating.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Debentures and Long-term Loans from Financial Institutions (cont'd)

B.	The terms and debt repayment schedule (cont'd)

e.
The net debt to EBITDA ratio is the ratio between the Company’s net debt and the adjusted EBITDA in a period of 12 consecutive months, neutralizing non-recurring events. In this respect, “net debt” is defined as credit and loans from banking and other corporations (without obligations for leases arising from the implementation of IFRS 16) and obligations for debentures, less cash and cash equivalents and current investments in marketable securities. “Adjusted EBITDA” – see definition in Note 6.

As of December 31, 2020, the Group is in compliance with the criteria that were determined, net debt to EBITDA ratio as of December 31, 2020 is 2.48.

4.	In addition, the Company’s debentures include Events of Default, including:

a.	An undertaking not to create pledges (negative pledge), subject to certain exceptions. Failure to fulfill such undertaking shall be deemed a cause for acceleration.

b.
Acceleration of a different debt of the Company (cross default) by a lender that is not a supplier, except with respect to a debt of ILS 150 million or less. The restriction on accelerating such debt shall not apply to a cross default that was caused by a different series of the Company’s debentures.

c.	A case where the Company shall cease to act in the field of cellular communications and/or ceased to hold its cellular license for a period exceeding 60 days.

d.	A suspension of trading the debentures on TASE, for a period exceeding 45 days.

e.	Making a distribution that does not comply with the Company’s undertaking with respect to the restrictions on distributing Profits.

f.	Failure to rate the debenture for a period exceeding 60 days.

g.	A motion or court order for stay of proceedings against the Company or submitting a motion for a creditors arrangements.

h.	Selling a material part of the Company’s assets or merger (except for certain exceptions).

i.	Failure to publish financial statements on time.

j.	A net debt to EBITDA ratio exceeding 1:5, or exceeding 1:4.5 for four consecutive quarters.

k.	Failure to comply with the Company’s undertaking not to create pledges.

l.	A material deterioration of the Company’s business compared to its situation on the issue date of the debentures, and a real concern that the Company may not repay the debentures on time.

m.	There is real concern that the Company shall not fulfill its material undertakings towards its debenture holders.

n.	Including a comment in the Company’s financial statements regarding the concern of the Company’s continued existence as a “going concern” for a period of two consecutive quarters.

o.	A breach of the Company’s undertakings with respect to the issue of additional debentures.

5.	In May 2020, the Company issued to the public:

a.	ILS 222,000,000 par value of debentures Series L.

b.	2,220,000 warrants (Series 4) (for additional details see Note 20).

The Company’s total net immediate proceeds from the issue was approximately ILS 200 million. The debentures reflect an effective interest rate of 5.94%.

6.
In December 2020, the Company issued additional debentures (Series L) of approximately ILS 400 million par value, in total consideration of approximately ILS 390 million, which reflects an effective annual interest rate of 3.65%. Debentures (Series L) of the Company are traded on TASE.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Debentures and Long-term Loans from Financial Institutions (cont'd)

C.	Long-term loans from financial institutions

1.	The terms and repayment schedule of the Company's long-term loans are as follows:

				December 31, 2020		December 31, 2019
				NIS millions
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount
Loan from financial institution	NIS	4.60%	2018-2021	50	50	100	100
Loan from financial institution	NIS	5.10%	2019-2022	100	100	150	150
Loan from bank (3)	NIS	4.00%	2020-2021	38	38	150	150
Total loans				188	188	400	400

2.
The Company's long-term loans contain standard terms in addition to certain additional undertakings by the Company, including: that the loans' interest rates may be subject to certain adjustments; the Company may prepay the loans, subject to a prepayment fee; generally include the negative pledge, limitations on distribution, immediate repayment events and financial covenants that apply to the Company’s Debentures Series I. As of December 31, 2020, the Company is in compliance with the financial covenants.

3.
According to a deferred loan agreement entered by the Company with an Israeli bank in June 2017, in March 2019, the loan in a principal amount of ILS 150 million was provided to the Company. The loan is with no linkage and bears an annual fixed interest rate of 4%. The loan's principal amount will be payable in four equal annual payments on March 31 of each of the years 2021 through and including 2024 and the interest will be payable in ten semi-annual installments on March 31 and September 30 of each calendar year commencing September 30, 2019 through and including March 31, 2024. In October 2020 the Company made early repayment with respect to part of the loan in the amount of approximately ILS 113 million. The balance of the loan shall be repaid in March 2021.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 20 - Debentures and Long-term Loans from Financial Institutions (cont'd)

D.	Movement in liabilities deriving from financing activities

	Loans	Debentures	Derivatives	Interest payable	Leases liabilities	Total
	NIS millions

Balance as of January 1, 2019	(462)	(3,403)	(1)	(63)	(830)	(4,759)
Changes from financing cash flow
Payments for derivative contracts, net	-	-	2	-	-	2
Repayment of debentures and long- term loans from financial institutions	212	504	-	-	-	716
Receipt of long-term loans from financial institutions	(150)	-	-	-	-	(150)
Repurchase of own debentures	-	10	-	-	-	10
Interest paid	-	-	-	127	-	127
payments for leases	-	-	-	-	256	256
Total cash, net, deriving from financing activities	62	514	2	127	256	961

Other changes	-	-	-	-	(185)	(185)
Financing expenses recognized in profit or loss	-	(31)	(6)	(119)	-	(156)
Balance as of December 31, 2019	(400)	(2,920)	(5)	(55)	(759)	(4,139)

Changes from financing cash flow
Payments for derivative contracts, net	-	-	6	-	-	6
Repayment of debentures and long- term loans from financial institutions	212	417	-	-	-	629
Proceeds from issuance of debentures, net of issuance costs	-	(583)	-	-	-	(583)
Repurchase of debentures
Interest paid	-	-	-	130	-	130
Payments for leases	-	-	-	-	228	228
Total cash, net, deriving from financing activities	212	(166)	6	130	228	410

Other changes	-	-	(1)	(12)	(126)	(139)
Business combination	-	-	-	-	(14)	(14)
financing expenses recognized in profit or loss	-	(13)	(8)	(125)	-	(146)

Balance as of December 31, 2020	(188)	(3,099)	(8)	(62)	(671)	(4,028)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 21 - Liability for Employee Rights upon Retirement, Net

The obligation of the Group, under law and labor agreements, to pay severance pay to employees who are not covered by the pension or insurance plans as mentioned in section A below, as of December 31, 2020 and 2019 is ILS 11 million and ILS 19 million respectively, and they are presented in the consolidated statements of financial position, under Liability for employee rights upon retirement, net.

A.	Post-employment benefit plans - defined contribution plan

The Group’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli Severance Pay Law. The Group’s liability is mostly covered by monthly deposits with severance pay funds, insurance policies and by an accrual on the consolidated statements of financial position. For most of the Group's employees, the payments to pension funds and to insurance companies exempt the Group from any obligation towards its employees, in accordance with Section 14 of the Severance Pay Law-1963. Accumulated amounts in pension funds and in insurance companies are not under the Group's control or management and accordingly, neither those amounts nor the corresponding accrual for severance pay are presented in the consolidated statements of financial position.

B.	Post-employment benefit plans - defined benefit plan

Severance payments which is not covered against deposits in defined contribution plans, as aforementioned, are accounted for by the Group as a defined benefit plan, according to which a liability for employee benefits is recognized and in respect of which, the Group deposits amounts in central severance pay funds and in appropriate insurance policies. The total liability as at December 31, 2020 is ILS 15 million (2019 - ILS 26 million). The fair value of the plan assets, the severance pay fund, is ILS 11 million (2019 - ILS 15 million). The expense recognized in the consolidated statement of income for the year ended December 31, 2020 in respect of defined benefit plans, is ILS 1 million (2019 - ILS 1 million).

C.	As of December 31, 2020, the Group's liability for adaptation grants to employees is ILS 6 million (2019 - ILS 8 million).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 22 - Capital and Reserves

A.	Share capital

	2020	2019	2018
	NIS
Issued and paid at January 1	1,472,885	1,161,968	1,010,446
Equity offering	-	306,000	121,212
Exercise of share options	154,873	4,917	30,310
Issued and paid at December 31	1,627,758	1,472,885	1,161,968

The share capital is comprised of ordinary shares of NIS 0.01 par value each.

1.	In June 2019, 3,030,300 series 2 options of the Company which were issued on June 2018, expired.

2.	In December 2019, The Company issued for immediate total net consideration of approximately ILS 309 million:
A.	30,600,000 ordinary shares of the Company (par value ILS 0.01 per share, or ordinary shares).
B.
7,038,300 Series 3 Options. Each Option entitled the holder thereof to purchase one ordinary share at an exercise price of ILS 8.64, until April 1, 2020. In March 2020 the court granted the Company’s request and extended the exercise period for Series 3 Options until June 30, 2020.

C.	6,426,000 Series 4 Options. Each Option entitled the holder thereof to purchase one ordinary share at an exercise price of ILS 9.60, until September 30, 2020.

3.	In May 2020, the Company issued to the public:
A.	ILS 222,000,000 par value debentures Series L (for details see Note 20).
B.	2,220,000 Series 4 Options. Each Option entitled its holder to purchase one ordinary share at an exercise price of ILS 9.6, as of September 30, 2020.

4.
Until June 30, 2020, 7,024,194 Series 3 Options were exercised, while the balance expired. Until September 30, 2020, 8,644,981 Series 4 Options were exercised, while the balance expired. The total proceeds received from exercising the Options in the reporting period was ILS 140 million.

5.	On December 31, 2020, 2019 and 2018, the authorized share capital was comprised of 300 million ordinary shares.

B.	Basic and diluted earnings (loss) per share

The calculation of basic earnings (loss) per share was based on the profit (loss) attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding (107,499,543, 118,376,455 and 153,751,724 during the years 2018, 2019 and 2020, respectively). In 2018 – 2020, the basic loss per share was adjusted to the diluted loss since the effect of the exercise addition of the Options is anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

C.	Dividends

In 2018-2020 the Company did not distribute dividends to the shareholders of the Company.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 23 - Share-Based Payments

In March 2015, the Company's board of directors approved shared based incentive plan - "2015 Share Incentive Plan" for employees, directors, consultants and sub-contractors of the Company and the Company's affiliates. Under the plan, the Company's board of directors is authorized to determine the terms of the grants, including the identity of grantees, the number of options or restricted stock units (“RSUs”) to be granted, the vesting schedule and the exercise price. The terms of the share based payments include a dividend adjustment mechanism. Each option is exercisable into a share of ILS 0.01 par value (according to the market price on the exercise date) while the options will be exercised at net exercise mechanism, with no cash transfer. The details of the grants:

	Number of			Contractual	Adjusted exercise price per share as
Grant date/	instruments	Instruments	Vesting	life of	of December 31,
Employees entitled	In thousands	conditions	conditions	options	2020

Share options granted in August 2015 and October 2015 to senior employees	2,660	Exercisable into one share of ILS 0.01 par value, at the market price.	Three equal portions over three years of employment	4.5 years	ILS 25.65
Share options granted in November 2016 to senior employees	63	Exercisable into one share of ILS 0.01 par value, at the market price.	Three equal portions over three years of employment	4.5 years	ILS 29.97
Share options granted in May 2019 to employees	2,944	Exercisable into one share of ILS 0.01 par value, at the market price.	Four equal portions over four years of employment	5 years	ILS 15.66
Restricted stock units (RSU) granted in May 2019 to senior employees	686	At fixed dates, the RSU is exercisable into one share of ILS 0.01 par value.	Four equal portions over four years of employment	5 years	-
Restricted stock units (RSU) granted in May 2019 to non-profit organization employees	333	At fixed dates, the RSU is exercisable into one share of ILS 0.01 par value.	Two equal portions over two years	2 years	-
Share options granted in January 2020 to the CEO	4,153	Exercisable into one share of ILS 0.01 par value, at the market price.	Five equal portions over five years of employment	8 years	ILS 14.2-17.25
Share options granted to employees in July 2020	2,407	Exercisable into one share of ILS 0.01 par value, at the market price.	Four equal portions over four years of employment	5 years	ILS 12.35
Restricted stock units (RSU) granted in July 2020 to employees	629	At fixed dates, the RSU is exercisable into one share of ILS 0.01 par value.	Four equal portions over four years of employment	5 years	-
Share options granted in August-December 2020, to senior employees	4,930	Exercisable into one share of ILS 0.01 par value, at the market price.	Three equal portions over three years of employment	4 years	ILS 13.03-19.7

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 23 - Share-Based Payments (cont'd)

The changes in the balances of the options were as follows:

	Number of Options (thousands)	Weighted average of exercise price (NIS)	Number of Options (thousands)	Weighted average of exercise price (NIS)	Number of Options (thousands)	Weighted average of exercise price (NIS)
	2020		2019		2018

Balance as at January 1	3,564	17.8	780	25.9	964	28.0
Granted during the year	11,490	14.5	2,944	15.66	-	-
Forfeited during the year	(1,639)	19.9	(160)	16.96	(159)	36.6
Exercised during the year	(26)	15.7	-	-	(25)	25.6
Total options outstanding as at December 31	13,389	14.7	3,564	17.8	780	25.9

Total of exercisable options as at December 31	579	15.8	759	25.8	766	25.8

The weighted average of the remaining contractual life of options outstanding as at December 31, 2020 is 4.8 years.

Fair value of share options and assumptions:

The fair value of employee stock options was measured using the Black and Scholes model. The model assumptions include the share price at the measurement date, expected volatility based on historical volatility in the company's shares, life of instruments based on past experience and risk-free interest rate.

	2020	2019	2018

Fair value at grant date in ILS	2.2-4.3	3.26	-

Fair value assumptions:

Share price at grant date NIS	11.1-15.8	15.05	-

Exercise price NIS	12.3-18.7	15.66	-

Expected volatility (weighted average)	38.2-52.4%	34.7%	-

Option life (expected weighted average life)	3.8	2.75	-

Risk free interest rate	0.05-0.5%	0.7%	-

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 23 - Share-Based Payments (cont'd)

The changes in the balances of the RSU were as follows:

	Number of RSU (thousands)
	2020	2019	2018

Balance as at January 1	987	-	-
Granted during the year	629	1,019	-
Forfeited during the year	(203)	(32)	-
Exercised during the year	(309)	-	-
Total RSU outstanding as at December 31	1,104	987	-

Total of exercisable RSU as at December 31	285	-	-

	2020	2019	2018

Fair value of restricted stock units:

Fair value of restricted stock units at grant date	11.1	15.05	-

	2020	2019	2018

Salary expenses arising from share-based payments (NIS millions)	20	8	3

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 24 - Financial Instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As of December 31,
	2020	2019
	NIS millions

Trade receivables including long-term amount	1,161	1,451
Loans and other receivables, including long-term amounts	14	293
Investment in debt securities and deposits	429	428
Cash and cash equivalents in banks	719	1,006
Derivative financial instruments	1	1
	2,324	3,179

The maximum exposure to credit risk of financial assets at the reporting date by type of counterparty is:

	As of December 31,
	2020	2019
	NIS millions

Receivables from subscribers	1,027	1,235
Receivables from distributors and other operators	134	156
Investment in government of Israel debt securities	-	92
Investment in institutional debt securities	-	306
Deposits	429	30
Cash and cash equivalents in banks	719	1,006
Investments in equity accounted investees	-	*
Other	15	209
	2,324	3,034

* Reclassified

Impairment losses

The aging of financial assets at the reporting date was as follows:

	Gross	Devaluation	Gross	Devaluation
	2020		2019
	NIS millions

Not past due	2,272	32	3,108	35
Past due less than one year	85	30	111	32
Past due more than on year	143	115	146	119
	2,500	177	3,365	186

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 24 - Financial Instruments (cont'd)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2020	2019
	NIS millions

Balance as of January 1	186	196
Write-off of lost debts	(35)	(39)
Entering consolidation	6	-
Classified to trade and other receivables	(7)	-
Doubtful debt expenses	27	29
Balance as of December 31	177	186

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible. At that point, the amount considered irrecoverable is written off against the trade receivable directly.

Liquidity risk
The following are the maturities of contractual financial liabilities and other non-contractual liabilities, including estimated interest payments and excluding the impact of netting agreements:

	As of December 31, 2020
	Carrying amount	Contractual cash flow	First year	Second year	Third year	Four to five years	More than five years
	NIS millions

Debentures*	(3,161)	(3,588)	(481)	(469)	(641)	(1,120)	(877)
Long-term loans from financial institutions*	(188)	(194)	(143)	(51)	-	-	-
Trade and other payables	(913)	(913)	(913)	-	-	-	-
Forward exchange contracts on foreign currencies	(8)	(8)	(8)	-	-	-	-
Other long-term liabilities	(44)	(44)	(6)	(38)	-	-	-
Lease liabilities	(671)	(713)	(221)	(164)	(96)	(125)	(106)
	(4,985)	(5,460)	(1,772)	(722)	(737)	(1,245)	(983)

	As of December 31, 2019
	Carrying amount	Contractual cash flow	First year	Second year	Third year	Four to five years	More than five years
	NIS millions

Debentures*	(2,974)	(3,389)	(507)	(466)	(454)	(1,052)	(910)
Long-term loans from financial institutions*	(401)	(435)	(116)	(148)	(93)	(78)	-
Trade and other payables	(884)	(884)	(884)	-	-	-	-
Forward exchange contracts on foreign currencies	(2)	(2)	(2)	-	-	-	-
Forward exchange contracts on CPI	(3)	(3)	(3)	-	-	-	-
Other long-term liabilities	(1)	(1)	-	(1)	-	-	-
Lease liabilities	(759)	(839)	(246)	(183)	(142)	(139)	(129)
	(5,024)	(5,553)	(1,758)	(798)	(689)	(1,269)	(1,039)

*   Including accrued interest

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 24 - Financial Instruments (cont'd)

Currency risk and CPI

The Group's exposure to foreign currency risk and CPI is as follows:

	December 31, 2020			December 31, 2019
	Foreign currency or linked to foreign currency (mainly USD)	Linked to CPI	Unlinked	Foreign currency or linked to foreign currency (mainly USD)	Linked to CPI	Unlinked
	NIS millions			NIS millions
Current assets
Cash and cash equivalents	17	-	702	14	-	992
Current investments, including derivatives	-	-	429	13	186	182
Trade receivables	22	-	963	43	-	1,099
Other receivables	-	2	9	-	-	4

Long-term assets
Long-term receivables	-	1	179	-	60	393

Current liabilities
Current maturities of debentures and loans from financial institutions	-	(160)	(354)	-	(331)	(178)
Trade payables and accrued expenses	(197)	-	(570)	(171)	-	(516)
Other current liabilities, including derivatives	(8)	(40)	(344)	(2)	(48)	(306)
Current maturities of lease liabilities	(4)	(206)	(5)	(6)	(216)	(4)

Long-term liabilities
Long-term loans from financial institutions	-	-	(50)	-	-	(300)
Debentures	-	(523)	(2,200)	-	(679)	(1,832)
Other non-current liabilities	(38)	-	(42)	-	-	(20)
Long-term lease liabilities	(8)	(439)	(10)	(15)	(509)	(9)
	(216)	(1,365)	(1,293)	(124)	(1,537)	(495)

The Group's exposure to linkage and foreign currency risk in respect of derivatives is as follows:

	December 31, 2020
	Currency/linkage receivable	Currency/linkage payable	Face value	Fair value
			NIS millions
Instruments not used for hedging
Forward contracts on exchange rates	USD	NIS	92	(5)
Forward contracts on CPI	CPI	NIS	70	-

Instruments used for hedging
Forward contracts on exchange rates	USD	NIS	59	(3)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 24 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

	December 31, 2019
	Currency/linkage receivable	Currency/linkage payable	Face value	Fair value
			NIS millions
Instruments not used for hedging
Forward contracts on exchange rates	USD	NIS	128	(2)
Forward contracts on CPI	CPI	NIS	360	(3)

Sensitivity analysis
A change of the CPI as at December 31, 2020 and 2019 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2019.

		Equity	Net profit
	Change	NIS millions	NIS millions
December 31, 2020
Increase in the CPI of	2.0%	(20)	(20)
Increase in the CPI of	1.0%	(10)	(10)
Decrease in the CPI of	(1.0)%	10	10
Decrease in the CPI of	(2.0)%	20	20

December 31, 2019
Increase in the CPI of	2.0%	(15)	(15)
Increase in the CPI of	1.0%	(8)	(8)
Decrease in the CPI of	(1.0)%	8	8
Decrease in the CPI of	(2.0)%	15	15

Sensitivity of change in foreign exchange rate is immaterial as at December 31, 2020 and 2019.

Interest rate risk

Profile
At the reporting date the interest rate profile of the Group's interest-bearing financial instruments, not including derivatives, was:

	Carrying Amount
	2020	2019
	NIS millions	NIS millions
Fixed rate instruments
Financial assets	-	656
Financial liabilities	(3,287)	(3,320)
	(3,287)	(2,664)
Variable rate instruments
Financial assets	1,056	995

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial Instruments (cont'd)

Currency risk and CPI (cont'd)

Fair value sensitivity analysis for fixed rate instruments
A change of interest rates at the end of the reporting period would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

In 2020 the Company did not have fixed interest instruments.

	Equity				Profit or loss
	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease	1.0% increase	1.0% decrease	0.5% increase	0.5% decrease
	NIS millions				NIS millions
December 31, 2019
Fair value sensitivity (net)	(12)	12	(6)	6	(12)	12	(6)	6

Cash flow sensitivity analysis for variable rate instruments
A change of 1% in interest rates at the end of the reporting period would have increased (decreased) equity and profit or loss by immaterial amounts.

Fair Value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	December 31, 2020		December 31, 2019
	Carrying Amount	Fair value*	Carrying Amount	Fair value*
	NIS millions		NIS millions
Debentures, including current maturities and interest payable	(3,160)	(3,329)	(2,973)	(2,954)
Long-term loans from financial institutions, including current maturities and interest payable	(188)	(192)	(401)	(406)

* The fair value as of December 31, 2020 includes principal and interest in a total sum of approximately NIS 62 million, paid in January 2021, after the end of the reporting period.

The fair value as of December 31, 2019 includes principal and interest in a total sum of approximately NIS 278 million, paid in January 2020.

The fair value of marketable debentures is determined by reference to the quoted closing asking price at the reporting date (level 1), with the addition of principal and interest amounts, which were paid during the following month after the end of the reporting period.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial Instruments (cont'd)

Fair Value (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analysis financial instruments carried at fair value, by valuation method, to the different levels.

	December 31, 2020
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets by fair value through profit or loss
Derivatives	-	1	-	1
Total assets	-	1	-	1

Financial liabilities by fair value through profit or loss
Derivatives	-	(8)	-	(8)
Total liabilities	-	(8)	-	(8)

There have been no transfers during the year between Levels 1 and 2.

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	NIS millions	NIS millions	NIS millions	NIS millions
Financial assets by fair value through profit or loss
Current investments in debt securities and shares	472	-	-	472
Derivatives	-	1	-	1
Total assets	472	1	-	473

Financial liabilities by fair value through profit or loss
Derivatives	-	(5)	-	(5)
Total liabilities	-	(5)	-	(5)

There have been no transfers during the year between Levels 1 and 2.

(3)	Details regarding fair value measurement at Level 2

Financial instrument	Valuation method for determining fair value

Forward contracts
Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Foreign currency options	Fair value is measured based on the Black-Scholes formula.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 24 - Financial Instruments (cont'd)

Fair Value (cont'd)

(4)	Offset of financial assets and financial liabilities

The following table sets out the carrying amounts of recognized financial instruments that were offset in the consolidated statements of financial position:

		December 31, 2020
	Note	Gross amount of financial assets (liabilities) recognized	Gross amount of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amount of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	209	(193)	16
Financial liabilities
Trade payables and accrued expenses	13	(216)	193	(23)

		December 31, 2019
	Note	Gross amount of financial assets (liabilities) recognized	Gross amount of financial assets (liabilities) recognized and offset in the consolidated statements of financial position	Net amount of financial assets (liabilities) presented in the consolidated statements of financial position
		NIS millions	NIS millions	NIS millions
Financial assets
Trade receivables	9	136	(89)	47
Financial liabilities
Trade payables and accrued expenses	13	(108)	89	(19)

Share price risk - sensitivity analysis

The Group’s investments in securities include investments in equity instruments. The sensitivity analysis below presents the effect of a change in share prices on the fair value of securities held by the Group, assuming that all other variables remain constant.

A change in share prices would have increased (decreased) profit or loss and equity by the amounts shown below (after tax):

During the reporting period, the investment portfolio was implemented in full.

	December 31, 2019
	Profit or loss	Equity
	NIS millions
Increase of 5%	2	2
Increase of 10%	3	3
Decrease of 5%	(2)	(2)
Decrease of 10%	(3)	(3)

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 25 - Revenues

By type of revenue:

	For year ended December 31,
	2020	2019	2018
	NIS millions

Revenues from equipment	878	932	904

Revenues from services
Cellular services	1,543	1,541	1,581
Land-line communications services	1,153	1,111	1,068
Other services	102	124	135
Total revenues from services	2,798	2,776	2,784
Total revenues	3,676	3,708	3,688

Note 26 - Cost of Revenues

Composition

	For year ended December 31,
	2020	2019	2018
	NIS millions
According to source of income
Cost of equipment sold	757	695	642
Cost of revenues from services	2,043	2,030	2,019
	2,800	2,725	2,661
According to its components
Cost of equipment sold	757	695	642

Rent and related expenses	66	64	271
Salaries and other related expenses	196	213	217
Fees to communication operators	795	763	783
Cost of content	261	267	223
Depreciation and amortization	597	601	390
Royalties and fees	86	85	84
Other	42	37	51
Total cost of revenues from services	2,043	2,030	2,019
	2,800	2,725	2,661

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 27 - Selling and Marketing Expenses

Composition

	For year ended December 31,
	2020	2019	2018
	NIS millions

Salaries and related expenses	251	278	277
Commissions	78	83	85
Advertising and public relations	39	46	38
Depreciation and amortization	167	155	86
Royalties and fees	19	* 18	* 15
Other	26	* 30	* 66
	580	610	567

* Reclassified

Note 28 - General and Administrative Expenses

Composition

	For year ended December 31,
	2020	2019	2018
	NIS millions

Salaries and related expenses	82	73	81
Depreciation and amortization	160	142	108
Rent and maintenance	19	* 14	* 58
Data processing and professional services	28	33	34
Welfare expenses, car allowance and transportation workers	31	* 27	* 38
Other	10	* 11	* 4
	330	300	323

* Reclassified

Note 29 - Other Income (Expenses), net

Composition

	For year ended December 31,
	2020	2019	2018
	NIS millions
Interest income from installment sale transactions	18	24	27
Expenses for voluntary retirement plan	-	(45)	(26)
Other	20	1	-
Other revenues (expenses), net	38	(20)	1

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 30 - Financing Income and Expenses

Composition

	For year ended December 31,
	2020	2019	2018
	NIS millions

Net change in the fair value of financial assets measured by fair value through profit or loss	-	36	12
Interest revenues from loans	4	11	3
Other	6	2	4
Financing revenues	10	49	19

Net change in the fair value of financial assets measured by fair value through profit or loss	(19)	-	-
Interest expenses and index linkage differentials for long-term liabilities	(96)	(123)	(138)
Net change in the fair value of derivatives	(8)	(12)	(7)
Expenses from discount amortization	(29)	(27)	(26)
Financing expenses for liabilities for leases	(25)	(24)	-
Other	(5)	(7)	(19)
Financing expenses	(182)	(193)	(190)
Financing expenses, net	(172)	(144)	(171)

Note 31 - Income Tax

A.          Details regarding the tax environment of the Group

Corporate tax rate

The tax rate relevant to the Group in the years 2018-2020 is 23%.

The deferred tax balances as at December 31, 2019 and at December 31, 2020 were calculated according to the tax rate of 23% - the tax rate expected to apply on the date of reversal.

Current taxes for the reported periods are calculated according to the tax rates presented above.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 31 - Income Tax (cont'd)

B.          Composition of tax on income (tax benefit)

	For year ended December 31,
	2020	2019	2018
	NIS millions

Current tax expenses (revenues)
For current year	4	19	14
Adjustments for past years, net	1	(3)	1
	5	16	15

Deferred tax expenses (revenues)
Creation and reversal of temporary differences	(44)	(39)	(21)
Change in tax rate	-	-	-
	(44)	(39)	(21)

Taxes on income (tax benefit)	(39)	(23)	(6)

C.	Income tax in respect of other comprehensive loss

	For year ended December 31,
	2020	2019	2018
	NIS millions

Before tax	-	(5)	(2)
Tax expenses (tax benefit)	-	1	1
Net of tax	-	(4)	(1)

D.	Reconciliation between the theoretical tax on the pre-tax profit (loss) and the tax expense (income)

	For year ended December 31,
	2020	2019	2018
	NIS millions
loss before taxes on income	(195)	(130)	(70)
Primary tax rate of the group	23.0%	23.0%	23.0%

Tax calculated according to the Group's primary tax rate	(45)	(30)	(16)

Addition tax (tax savings) in respect of:
Non-deductible expenses	8	8	6
Taxes in respect of previous years	(1)	(3)	1
Other differences	(1)	2	3
Tax income	(39)	(23)	(6)

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 31 - Income Tax (cont'd)

E.          Recognized deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

The movement in deferred tax assets and liabilities is attributable to the following items:

	Provision to doubtful debts		Fixed assets and intangible assets	Deduction and losses for carrying for tax purposes		Other	Total
	NIS millions
Deferred tax asset (liability) balance as of January 1, 2020	41	*	(185)	51	*	33 *	(60)
Changes recognized in profit or loss	(1)		18	19		8	44
Business combination	-		(21)	3		(2)	(20)
Balance of deferred tax asset (liability) as at December 31, 2020	40		(188)	73		39	(36)

Deferred tax asset	40		5	73		41	159
Offset of balances							(159)

Deferred tax asset in the consolidated statements of financial position as at December 31, 2020							-

Deferred tax liability	-		(193)	-		(2)	(195)
Offset of balances							159

Deferred tax liability in the consolidated statements of financial position as at December 31, 2020							(36)

* Reclassified

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 31 - Income Tax (cont'd)

E.          Recognized deferred tax assets and liabilities (cont'd)

	Provision to doubtful debts	Fixed assets and intangible assets	Deduction and losses for carrying for tax purposes	Other	Total
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Balance of deferred tax asset (liability) as of January 1, 2019	45	(196)	17	35	(99)
Changes recognized in profit or loss	(2)	11	30	(1)	38
Changes recognized in other comprehensive income	-	-	-	1	1
Balance of deferred tax asset (liability) as of December 31, 2019	43	(185)	47	35	(60)

Deferred tax asset	43	5	47	42	137
Balances that can be offset					(137)

Deferred tax asset in the consolidated statements of financial position as of December 31, 2019					-

Deferred tax liability	-	(190)	-	(7)	(197)
Balances that can be offset					137

Deferred tax liability in the consolidated statements of financial position as of December 31, 2019					(60)

F.          Tax assessments

1.
In March 2020, the Company with Israeli Tax Authority reached a  final agreement in relation to the years 2014 - 2017 tax assessment of the Company. The assessment did not have a material effect on the tax expenses in 2020.

2.	013 Netvision Ltd has received final tax assessments up to and including the year ended December 31, 2015 (2015 fiscal year).

3.	Golan Telecom Ltd. has received final tax assessments up to and including the year ended December 31, 2019 (2019 fiscal year).

4.
Dynamica network stores Ltd. has received final tax assessments up to and including the year ended December 31, 2014 (2014 fiscal year). In December 2020, Dynamica received tax assessments according to best judgement for 2015-2019 from the tax authority, for timing discrepancy issues. Dynamica does not agree with the arguments raised by the Israeli Tax Authority, and therefore in January 2021, Dynamica submitted an appeal on these assessments. In the Company’s estimate, these assessments are not expected to have a material effect on the Group’s reports.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 32 - Commitments

A.	The Group has commitments regarding the license it was granted in 1994, including:

1.	Not to pledge any of the assets used to execute the license without the advance consent of the Ministry of Communications.

2.
The Company's shareholders' joint equity, combined with the Company's equity, shall not amount to less than US$ 200 million. Regarding this stipulation, a shareholder holding less than 10% of the rights to the Company's equity is not taken into account.

As of the date of singing the financial statements the Group is in compliance with the above conditions.

B.
As at December 31, 2020, the Group has commitments to purchase equipment for the communications networks, end user equipment, systems and software maintenance, and content and related services, in a total amount of approximately NIS 376 million.

C.	The Group has 2 agreements for purchase of rights of use (IRU):

1.
Rights of use in communication lines to the global internet: The Group engaged in several agreements for the purchase of indefeasible rights of use (IRU) in certain communication capacities in communication lines connecting the Israeli internet to the global internet, as well as maintenance and operation services in connection with the foregoing communication lines. The agreement period in connection with most of the capacity is until May 2032. The balance of the liability from all of the existing agreements as of December 31, 2020, is ILS 27 million.

2.	Rights of use in IBC’s optic fiber infrastructure, for addition details see Section G of this note.

D.
The Company’s network sharing agreements: (1) the 4G network sharing and 2G and 3G hosting services agreement with Xfone (which commenced operations in the cellular market in April 2018) (the “Xfone Agreement” or “Sharing Agreement”), (2) the 3G and 4G network sharing and 2G hosting services agreement with Golan that took effect in April 2017 and terminated with the completion of Golan’s acquisition at the end of August 2020 as detailed in Note 7 above, and (3) an agreement combining relevant 4G network sharing arrangements determined in the Xfone Agreement and in the Golan agreement into one trilateral agreement (the “Trilateral Agreement”), that took effect in March 2018 with the completion of the Golan Acquisition in the end of August 2020, as detailed above.

Israel Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 32 - Commitments (Cont’d)

D.	The Company’s network sharing agreements (Cont’d)

The Sharing Agreement with Xfone set the terms under which the shared 4G network will operate, the terms under which hosting services for the 2G and 3G networks will be provided, and also determines, inter alia, the following terms:

1.
Regulating usage of the parties’ relevant frequencies, possession of the active radio equipment of the shared network, regulation of future investments in the active radio equipment of the shared network, regulating the indefeasible right of use (IRU) in such equipment of each sharing party toward the other sharing party and granting an indefeasible right of use (IRU) from the Group to Xfone in the passive infrastructure of the shared network, regulating services to be provided by the Group to the shared corporation as a subcontractor and certain arrangements for the separation of the parties and adding another sharing party.

2.
The agreement is for a term of ten years, and will be extended for additional periods, unless either party notifies otherwise. In addition to causes for terminating the agreement due to its fundamental breach, Xfone may terminate the agreement with it by prior written notice, if it decides to cease operating in the cellular market in Israel.

3.
The annual consideration to be received by the Group in the period of the Sharing Agreement with Xfone includes three components: (1) a payment for IRU in the passive components of the shared network, (2) payment for Xfone’s part in the cost of the active components of the shared network, prior to the Sharing Agreement and its part in the cost of active components purchased for the shared network starting from the entry into effect of the Sharing Agreement and (3) payment for participation in the current operation costs of the shared network and the Group’s 2G and 3G networks, depending on the number of Xfone subscribers and their use of the shared network and the Group’s 2G and 3G networks. However, beginning April 2018, for a period of up to 5 years, Xfone will be entitled to replace its payments for the indefeasible right of use (IRU) for the passive elements of the shared network and its share of the current operating costs of the network and the Group’s 2G and 3G networks, with a monthly payment based on the number of subscribers, that in any case will be no less than certain minimum annual amounts ranging between ILS 20 million in the first year and ILS 110 million in the fifth year.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 32 - Commitments (Cont’d)

D.	The Company’s network sharing agreements (Cont’d)

4.
In November 2020, Xfone ceased from performing part of the payments to the Group pursuant to the Sharing Agreement. As of the date of the statements, Xfone has not paid the Group a part of the monthly consideration for August - December 2020. Xfone has raised several arguments regarding its unwillingness to pay the Company the consideration set forth in the Sharing Agreement. Thus, Xfone argued that Golan’s acquisition by the Company and making it a MVNO (while cancelling the Cellular License and terminating the Trilateral Agreement) constitutes a violation of the agreements with it, and on January 31, 2021, it informed the Company of the cancellation of the agreements, arguing for their fundamental breach by the Company as foregoing. The Company rejects absolutely Xfone’s Sharing Agreement cancellation notice and arguments, which in the Company’s management’s opinion were made with the purpose of changing the terms of the Sharing Agreement. On February 8, 2021, the Company filed a claim for enforcing the Sharing Agreement, including payment of Xfone’s debts until the claim’s filing date (in the amount of ILS 34 million) against Xfone and its controlling shareholder, Mr. Hezi Bezalel,, as well as a motion for a temporary injunction prohibiting Xfone from executing the execution of the agreement or engaging in an agreement that contradicts the Sharing Agreement with the Company, and a motion for a temporary foreclosure order for amounts belonging to Xfone, up to an amount of ILS 34 million. An ex-parte temporary foreclosure order was granted on the same day and expanded on February 24, 2021, to also include funds in the possession of Xfone’s parent company (Xfone 018 Ltd.). On March 3, 2021, the claim was amended to also include the parent company as an additional defendant.

On February 17, 2021, it was agreement, with the court’s recommendation with respect to the Company’s motion for a temporary injunction, with each party reserving all its arguments, that in the period until March 17, 2021, Xfone shall not engage in any contradictory agreement, the Company shall continue to charge Xfone by the same commercial terms as it had practiced thus far, and Xfone would pay the payment for the services it receives in this period; in this period, the parties shall conduct discussions through a mediator, and on March 17, 2021, they shall notify the court whether to hand down a decision on the motion, or to suspend it for an additional period of time. These agreements were validated by a court decision. Xfone did not pay the monthly payment that was supposed to pay for December 2020.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 32 - Commitments (Cont’d)

E.	Collective employment agreements:

In July 2018, the Company engaged in a collective bargaining agreement with the Company’s workers’ committee and the Histadrut federal of labor for a three-year period, until the end of 2020 (the “2018 Agreement”).

In May 2019, the Group, the workers’ representatives and the Histadrut engaged in a new collective bargaining agreement (the “2019 Agreement”), amending the 2018 Agreement, according to which: the salary increase for 2019 shall be cancelled; the salary increase for 2020 shall be postponed by at least 15 months, until meeting a certain condition; the workers’ welfare budget shall be reduced; and the Group shall grant eligible employees options and restricted share units, or RSUs, as well as RSUs to the workers’ association. The 2019 Agreement includes certain additional arrangements referring to the relationship between the Company and the workers’ representatives.

In February 2020, the parties engaged in a new collective bargaining agreement (the “2020 Agreement”), pursuant to which, inter alia: (1) 450 employees will voluntarily retire; (2) the Group shall grant eligible employees options and RSUs in three installments, subject to meeting certain conditions; (3) the employees shall be entitled to propose a candidate for service as a director on the Company’s board (who shall be appointed for this position after receiving the approval of the Company’s competent organs).

The Group is conducting negotiations with the workers’ committee on a new collective bargaining agreement.

F.	Investment agreements in IBC:

In July 2019, the Company completed the investment transaction in IBC (the “Transaction”). The Transaction comprises several agreements, the principal ones being as follows:

1.
Partnership Agreements - The Group and IIF entered into agreements for the establishment of a limited partnership, jointly owned in equal parts, that will acquire 70% of the share capital of IBC (the “Purchaser” or the “IBC Partnership”). The Partnership Agreements contain an undertaking for an additional investment of up to ILS 200 million by both the Company and IIF, pro rata to their holdings in the Purchaser, over a period of 3 years (the Group has met its full obligation as foregoing) and certain arrangements regarding a party's failure to invest its share as foregoing and regarding deadlock situations. In March 2020, IBC engaged in an agreement with an Israeli financing institution for the provision of a credit facility. For further details, see Note 8.

2.
Share Purchase Agreement (SPA) - The Purchaser, IBC, Israeli Electric Corporation (“IEC”) and the other shareholders and main creditors of IBC entered an agreement for the purchase of 70% of IBC's issued and outstanding share capital, through investment by the Purchaser in IBC, for a total amount of approximately ILS 110 million (of which the Group paid half) (the "Consideration"), the majority of which given in the form of a shareholders' loan (the loans include an interest between 4% to 6% above the most senior debt). The other 30% of IBC's issued and outstanding share capital will be held by IEC.

3.
Shareholders Agreement - The Purchaser and IEC (holding 70% and 30% of IBC's share capital, respectively) entered into a shareholders agreement. The agreement regulates the management of IBC, including certain arrangements regarding funding of IBC and dilution (and anti-dilution in certain circumstances) of shareholders that do not participate in financing.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 32 - Commitments (Cont’d)

F.	Investment agreements in IBC (cont'd)

4.
IRU Agreement - The Group and IBC engaged in an agreement in the framework of which the Group acquired indefeasible rights of use (IRU) in 10-15% (the Group’s undertaking was 15% until the completion of Hot’s investment transaction in IBC, and currently it is 10%) of customers’ houses connected to IBC’s fiber optics, as shall be deployed by IBC in the next 15 years (including an extension option for additional periods at no additional consideration other than annual maintenance payments).  The IRU consideration is subject to actual deployment to customers’ houses by IBC and shall be paid in 36 quarterly installations (9 years), in addition to annual maintenance payments. To ensure the payment in this agreement, the Company provided a bank guarantee in the amount of approximately ILS 70 million. This guarantee is expected to decrease after the completion of the IBC-Hot transaction, as detailed below.

5.
IEC Services Agreement - The IEC Services Agreement includes updated and improved pricing and arrangements for IBC's exclusive right to deploy its fiber-optics over the IEC's electricity network and other services provided by IEC to IBC in relation thereof.

6.
In addition, in July 2019, the Group and IBC completed the transaction for the sale of the Company's independent fiber-optic infrastructure in residential areas to IBC, in consideration for the amount of approximately ILS 180 million. The IRU Agreement, including the Group’s obligation to purchase indefeasible right of use in a certain percentage of households in buildings connected to IBC’s fiber-optic infrastructure (as detailed above) also applies to the infrastructure purchased from the Company.

7.
In September 2020, the Group engaged, together with IIF, in investment agreements with Hot Cable Communication Systems Ltd. (together with entities related to it) (“Hot”) in IBC. In addition to standard, customary terms, the transaction includes an obligation to significantly increase the deployment of IBC’s fiber-optic cable network in upcoming years, and most of the following:

A.
Investment agreements - between the IBC Partnership and Hot, in the framework of which Hot will become an equal partner in the IBC Partnership (so that each of the partners shall indirectly hold 23.3% of IBC’s share capital), by performing an investment that is materially identical to the investment performed by each of the Group and IIF, by the transaction completion date. In addition, the investment agreements include additional corporate governance rights and other mechanisms.

B.	An agreement for purchasing IRU in IBC’s fiber-optic infrastructure - between IBC and Hot, in the framework of which Hot undertakes to purchase indefeasible rights of use in IBC’s fiber-optic network.

C.	Service agreements - between IBC and Hot, in the framework of which IBC undertakes to purchase certain services from Hot and is permitted to purchase additional services.

D.	IBC also undertakes to continue purchasing from the Group certain services that are provided to it by the Group, beyond the completion date.

In February 2021, the transaction was completed, after receiving the required regulatory approvals. The Ministry of Communication’s approval of the transaction included amendments to IBC’s license, including an obligation to deploy the network so that 1.7 million households will have access to the network after 5 years, which reflects in general the contractual agreements in the transaction, as foregoing, and also to provide a shelf proposal for every operator desiring to purchase its services.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 33 - Contingent Liabilities

A.	Legal actions

The Group is involved in various lawsuits against it deriving from the ordinary course of business. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded in the financial statements is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the financial statements in respect of all lawsuits against the Group amounted to ILS 59 million (see also Note 17, regarding Provisions).

Most of the lawsuits and the motions for approval of class certification that are filed against the Group are claims by end customers of the Group, primarily for arguments regarding unlawful charges, conduct in violation of law or license, or breach of agreements with the customers, while causing pecuniary and non-pecuniary damages to the customers (hereinafter: “Consumer Claims”). In addition, various legal proceedings have been brought against the Group by employees, subcontractors, suppliers, authorities and others, most for arguments of violation of law with respect to termination of employment and mandatory payments to employees, arguments for breach of contract, copyright infringement, patent infringement and mandatory payments to authorities (hereinafter: “Other Claims”).

Described hereunder are the outstanding lawsuits against the Group, classified into groups with similar characteristics. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group:

Group of claims	Exposure amount	Exposure amount for claims without an estimate of chance of success	Total
Consumer Claims	1,829 *	80	1,909
Other Claims	10	-	10
Total	1,839	80	1,919

* Including claims against the Group and other defendants together in a total amount of approximately ILS 700 million, without the Group noting the separate claim amount, and two additional claims against the Group and other defendants, while the amount being claimed from the Group was estimated by the plaintiffs at ILS 6 million.

** Following the reporting period, In addition to the claims listed in the table, three claims and motions for approval as class actions were filed against the Group, totalling approximately NIS 238 million, at this preliminary stage their prospects of success cannot be estimated.

Following the reporting period, In addition to the claims listed in the table, six claims and motions for approval as class actions ended: Two claims and motions for approval as class actions against the Group in an amount estimated by the plaintiffs at approximately NIS 23 million, two claims and motions for approval as class actions against the Group for which no claim amount was noted, and two claims and motions for approval as class actions against the Group and additional defendants, for which not claim amount was noted.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 33 - Contingent Liabilities (cont'd)

A.         Legal actions (cont'd)

Described hereunder the number of amount of the claims as at December 31, 2020, broken down by amount of the claim:

Claim amount	Number of claims	Total claims amount (ILS millions)
Up to ILS 100 million *	42	658
ILS 100-500 million	2	555
Unquantified claims	17	-
Against the Group and other defendants together without specifying the amount claimed from the Group	2	700
Against the Group and other defendants together, in which the amount claimed from the Group has been quantified	2	6
Unquantified claims against the Group and other defendants	7	-

* Including 26 claims filed against the Group by employees, subcontractors, suppliers, authorities and others as of December 31, 2020, with a total amount of approximately ILS 10 million.

Hereunder are details regarding claims and motions for approval of class certification against the Group, where the amount being claimed is ILS billion or more:

In March 2015, a claim and motion for approval of class certification was filed to the court against the Group, estimated by the plaintiffs at ILS 15 billion, if certified as class action, by two plaintiffs that are allegedly customers of the Company, for arguments whereby the Company unlawfully harmed the privacy of its customers. In February 2017, a settlement agreement was filed to the court and in March 2020 the settlement agreement was approved by the court. The settlement agreement did not have a material effect on the financial statements.

 B.        Liens and guarantees

1.
Liens: As part of issuance of the Series H to L debentures and the loan agreements which the Company entered into, the Company committed not to create liens on its assets, subject to certain exceptions.

2.	Guarantees: The Group has given bank guarantees as follows:

A.	To government institutions - ILS 112 million.
B.	To suppliers and others - ILS 141 million.

Note 34 - Regulation and Legislation

A.
In October 2018, regulations setting procedures for the construction, changes and replacement of access devices exempt from building permits, were enacted. Although these regulations reflect previous judicial limitations placed upon the Company's ability to make changes and replace radio access devices prior to their enactment, they also introduce a new licensing procedure that may reduce the Company's ability and make it more difficult for it to construct new radio access devices based on such exemption.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 34 - Regulation and Legislation (cont'd)

B.
In February 2020, the Ministry of Communications announced a retroactive reduction of wholesale service tariffs as determined in the past by the Ministry of Communications in connection with using Bezeq’s copper cable infrastructure, and updating the tariff mechanism for 2019-2020. This reduction led to a return of amounts that the Company paid in the past to Bezeq, and to the offset of additional amounts in 2020 against payments paid or to be paid to Bezeq for these services, at a total amount of approximately ILS 31 million. In December 2020, the Ministry of Communications announced another significant reduction of the tariffs for the wholesale market, for using Bezeq’s copper infrastructure for 2021.

C.
In March 2020, the Ministry of Communications informed the Group, and another mobile operator, that they are required to replace the frequencies allocated to them in the 850MHz band to frequencies in the 800MHz band, so that they conform with European standards and the region that the State of Israel is in. As of the date of the statements, the Group’s bandwidth in the 850MHz frequency band was reduced from 10MHz to 5 MHz and was transposed to an alternative band. In the next stage of the transfer, on a later date to be determined, the ministry shall allow the Group to receive a frequency band in the 800MHz range, and in the last stage, on a later date to be determined, the frequency band in the 850MHz range will be cancelled, and instead the Group will be offered a frequency band entirely in the 800MHz range. The Ministry of Communications will consider allocating part of the revenues from the frequency tenders in the 800MHz range or 900MHz range, if such tenders are conducted, to accelerate performing the tender replacement process as foregoing. The completion of the tender replacement as foregoing shall require significant investments and replacement of radio equipment in most of the Group’s cellular sites.

D.
In August 2020, the Company and Xfone, its partner in the Company’s shared network, won additional frequencies for 4G and 5G broadcasts, in consideration for the payment of total licensing fees in the amount of ILS 115 million, which will be paid in September 2022. According to the conditions of the tender, grant will be given to the group that will meet the conditions of broadcast centers, the amount of the grant will determine according to the rate of layout.

E.
In December 2020, a joint team from the Ministries of Communication, Finance and the Competition Authority, was imposed with the task of examining the need to update the duties to deploy fiber-optics and supply services of fixed-line communications operators that own infrastructure (which under present regulation are required to deploy nationwide any network they deploy) and the need for deployment incentives in areas where deployment duties do not apply, and this according to financial advisability tests, published its recommendations for a public hearing. Most of the expected effect on the Group, should the hearing become binding provisions, is imposing additional tax at the rate of 0.5% on its annual income (as defined) from 2022 and until connecting all households in Israel to fiber-optics.

F.
In December 2020, the Ministry of Communications published a hearing on the matter of closing the 2G and 3G networks by the end of 2025. This process, if it is implemented, will allow the Group to save on the operational costs of these networks and to utilize the vacated frequencies, insofar as any remain in the Group’s possession, to improve the performances of the 4G and 5G networks.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 35 - Related Parties

A.          Balance sheet

December 31,	December 31,
2019	2020
NIS millions

Current assets	5	-
Current liabilities	2	1

* Debentures balance held by related parties, which includes debentures held for the benefit of the public, through, among others, provident funds, mutual funds and pension funds, as of December 31, 2020 and 2019, is NIS 17 million par value and NIS 10 million par value, respectively.

B.	Transactions with related and interested parties executed in the ordinary course of business at regular commercial terms:

Year ended December 31,
2018	2019	2020
NIS millions

Income:

Revenues	12	30	7

Expenses:

Cost of revenues and other	13	10	5

In 2020 the Company recorded profits of ILS 23 million that derived from recording revenues from deploying fiber-optics for IBC after offsetting expenses. Such profits were recorded to the other revenues item in profit and loss.

In addition to the transactions below, in 2019 the Company completed the transaction for the sale of the company's independent fiber-optic infrastructure in residential areas, to IBC, for the sum of approximately NIS 181 million. For additional details see Note 32 (G).

In the ordinary course of business, from time to time, the Group purchases, leases, sells and cooperates in the sale of goods and services or otherwise engages in transactions with entities that are members of the DIC/IDB group or other interested or related parties.

The Group has examined said transactions and believes them to be on commercial terms comparable to those that the Group could obtain from/ provide to unaffiliated parties.

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 35 - Related Parties (cont'd)

C.          Key management personnel compensation

In addition to their salaries, the Group also provides non-cash benefits to executive officers (such as a car, medical insurance, etc.).

The Group has undertaken to indemnify the Group's directors and officers, as well as certain other employees for certain events listed in the indemnifications letters given to them.  The aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts the Group receives from the Group’s insurance policy plus 30% of the Group’s shareholders’ equity as of December 31, 2001 or NIS 486 million, adjusted for changes in the Israeli CPI.

In August 2020, an update was made to the release and indemnity letters granted to directors on behalf of the controlling shareholders and to those to be granted to officers as of such approval date, as follows: (1) it was set forth that the maximum indemnity amount shall not exceed an amount equal to 25% of the Company’s equity according to its last consolidated financial statements before the date of paying the indemnity; and (2) it was set forth that the release shall not apply with respect to a decision or transaction in which a controlling shareholder of the Company or officer of the Company has a personal interest. This without derogating from the rights of directors and shareholders to which letters of release and indemnity were granted before the date of such approval.

Executive officers also participate in the Group’s share option program (see Note 23, regarding Share-Based Payments).

Key management personnel compensation is comprised of:

Year ended December 31,
2018	2019	2020
NIS millions

Short-term employee benefits	4	4	3
Share-based payments	1	-	5

	5	4	8

Cellcom Israel Ltd.

Notes to the Consolidated Financial Statements

Note 36 – Subsequent events

Delisting the Company’s shares from trade on NYSE
According to the resolution of the Company’s board of directors dated January 18, 2021, on February 8, 2021, the Company’s shares were voluntarily delisted from NYSE. For the purpose of de-registration of the Company’s shares in the US and terminating the reporting obligations to the SEC (which do not terminate despite the Company’s shares being delisted from NYSE according to the provisions of the Securities Exchange Act of 1934), the Company is required to comply with the conditions set forth regulations. Since the Company did not comply with said conditions it shall be required to wait at least 12 months from the date the Company’s shares were delisted from NYSE until examining its compliance with the conditions required for purpose of submitting the Form.

After the Company’s shares were delisted from NYSE, the Company switched to a reporting format under the provisions of Chapter F of the Securities Law, which applies to reporting corporations in Israel, in lieu of reporting under the provisions of Chapter E3 of the Securities Law that applied to the Company as a dual listed company. Nevertheless, until completing the termination of the Company’s reporting obligations to the SEC as foregoing, the Company shall also continue to report in accordance with the provisions of US securities law. After termination of the Company’s reporting obligations to the SEC, the Company shall continue to be required to translate its report into English, so long as certain conditions are met, but it shall not be required to comply with the reporting requirements under US law.

Cellcom Israel Ltd.

Separate Financial Information

As at December 31, 2020

(Audited)

The accompanying audit report is a non-binding translation into English of the original audit report published in Hebrew. The version in Hebrew is the approved text.

To
The Shareholders of
Cellcom Israel Ltd.
Netanya, Israel

Re:	Auditors' special report on separate financial information in accordance with Regulation 9C to the Israeli Securities Regulations (Periodic and Immediate Reports) – 1970

We have audited the separate financial information disclosed in accordance with Regulation 9C to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Cellcom Israel Ltd (hereafter - the Company) as of December 31, 2020 and 2019, and for each of the three years, the last of which ended on December 31, 2020, which is included in the periodic report of the Company. This separate financial information is the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on this separate financial information based on our audits.

We did not audit the financial information included in the financial statements of investees, the total net assets less total liabilities of which amounted to NIS 27 million and NIS 150 million as of December 31, 2020 and 2019, respectively, and the Company's share in the loss of those investees amounted to NIS 22 million and NIS 1 million for the years then ended, respectively. The financial statements of those investees were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those investees, is based on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial information is free of material misstatement. An audit includes examining, on a test basis, of evidence supporting the amounts and disclosures in the separate financial information. An audit also includes assessing the accounting principles used in preparing the separate financial information and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall separate financial information presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, the separate financial information is prepared, in all material respects, in conformity with Regulation 9C to the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

/s/ Kesselman & Kesselman
Tel Aviv, Israel	Kesselman & Kesselman
March 17, 2021	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Derech Menachem Begin 146, Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

2

Cellcom Israel Ltd.
Separate Information on Financial Position

	December 31,		Convenience translation into US dollar (Note 1C) December 31,
	2019	2020	2020
	NIS milions		US$ millions
Assets
Cash and cash equivalents	824	578	180
Current investments and deposits	444	310	96
Trade receivables	960	927	288
Current tax assets	-	3	1
Other receivables	25	32	10
Inventory	40	41	13

	2,293	1,891	588
Non-current assets
Trade and other receivables	445	170	53
Property, plant and equipment, net	1,321	1,295	403
Intangible assets and others, net	428	431	134
Investments in investee companies	1,997	2,063	642
Loans to investees and capital notes	-	373	116
Right of use assets, net	715	607	189

	4,906	4,939	1,537

	7,199	6,830	2,125

Liabilities
Current maturities of debentures and loans from financial institutions	509	514	160
Current taxation liabilities	2	-	-
Current maturities of lease liabilities	210	198	62
Trade payables and accrued expenses	509	581	181
Provisions	90	89	28
Loans from investees	90	90	28
Other payables, including derivatives	229	169	52

	1,639	1,641	511
Non-current liabilities
Long-term loans from financial institutions	300	50	16
Debentures	2,511	2,723	847
Long-term lease liabilities	519	440	137
Provisions	22	30	9
Other long-term liabilities	3	41	13
Long-term loans from investees	242	-	-
Liability for employee rights upon retirement, net	18	9	3
Deferred tax liabilities	60	16	5

	3,675	3,309	1,030

	5,314	4,950	1,541

Equity
Equity attributable to owners of the Company	1,885	1,880	584

Total equity	1,885	1,880	584

	7,199	6,830	2,125

The accompanying notes are an integral part of these Separate financial statements.

March 17, 2021
Date of approving the financial statements	Doron Cohen Chairman of the board	Avi Gabbay CEO	Shai Amsalem CFO

3

Cellcom Israel Ltd.
Separate Information on Income

	Year ended December 31,			Convenience translation into US dollar (Note 1C) Year ended December 31,
	2018	2019	2020	2020
	NIS millions			US$ millions

Revenues	2,564	2,484	2,381	741
Cost of revenues	(1,972)	(1,967)	(2,020)	(628)

Gross profit	592	517	361	113

Sales and marketing expenses	(430)	(441)	(390)	(121)
General and administrative expenses	(236)	(217)	(237)	(74)
Credit losses	(37)	(27)	(25)	(8)
Other income (expenses), net	9	(12)	45	14

Operating Loss	(102)	(180)	(246)	(76)

Financing income	19	52	34	10
Financing expenses	(181)	(194)	(204)	(63)
Financing expenses, net	(162)	(142)	(170)	(53)

Shere in profit from investees companies	184	183	204	63

Loss before taxes on income	(80)	(139)	(212)	(66)

Tax benefit	18	32	42	13
Loss for the year	(62)	(107)	(170)	(53)

The accompanying notes are an integral part of these Separate financial statements.

4

Cellcom Israel Ltd.
Separate Information on Profit or Loss and Other Comprehensive Income

	Year ended December 31,			Convenience translation into US dollar (Note 1C) Year ended December 31,
	2018	2019	2020	2020
	NIS millions			US$ millions

Loss for year	(62)	(107)	(170)	(53)
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss, net of tax	-	-	(2)	(1)
Total other comprehensive income for the year that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	-	-	(2)	(1)
Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	(1)	(4)	2	1
Total other comprehensive loss for the year that will not be transferred to profit or loss, net of tax	(1)	(4)	2	1
Total other comprehensive loss for the year, net of tax	(1)	(4)	-	-
Total comprehensive loss for the year	(63)	(111)	(170)	(53)

The accompanying notes are an integral part of these Separate financial statements.

5

Cellcom Israel Ltd.
Separate Information on Cash Flows

	Year ended December 31,			Convenience translation into US dollar (Note 1C) Year ended December 31,
	2018	2019	2020	2020
	NIS millions			US$ millions

Cash flows from operating activities
Loss for the period	(62)	(107)	(170)	(53)

Adjustments for:
Depreciation and amortization	481	779	780	243
Share-based payments	2	8	20	6
Loss (gain) on sale of property, plant and equipment	1	(8)	-	-
Net change in fair value of investment property	-	6	7	2
Tax benefit	(18)	(32)	(42)	(13)
Financing expenses, net	163	142	170	53
Shere in profit from investees companies	(184)	(183)	(204)	(63)

Changes in operating assets and liabilities:
Change in inventory	(24)	37	(1)	(1)
Change in trade receivables (including long-term amounts)	8	223	154	48
Change in other receivables (including long-term amounts)	15	28	(3)	(1)
Change in trade payables, accrued expenses and provisions	(21)	(30)	34	11
Change in other liabilities (including long-term liabilities)	30	(20)	(89)	(28)
Payments for derivative hedging contracts, net	-	(10)	(3)	(1)
Income tax paid	(10)	(3)	(7)	(2)
Income tax received	-	10	-	-
Net cash from operating activities	381	840	646	201

Cash flows from investing activities
Acquisition of property, plant and equipment	(318)	(291)	(262)	(81)
Acquisition of intangible assets and others	(187)	(216)	(181)	(56)
Investments in investee companies	(4)	(161)	(617)	(192)
Change in current investments, net	(56)	(20)	110	34
Receipts for other derivative contracts, net	3	9	1	-
Proceeds from sale of property, plant and equipment and intangible assets	(1)	181	-	-
Dividend received	-	40	195	61
Interest received	14	13	6	2
Net cash used in investing activities	(549)	(445)	(748)	(232)

The accompanying notes are an integral part of these Separate financial statements.

6

Cellcom Israel Ltd.
Separate Information on Cash Flows  (cont'd)

	Year ended December 31,			Convenience translation into US dollar (Note 1C) Year ended December 31,
	2018	2019	2020	2020
	NIS millions			US$ millions

Cash flows from financing activities

Payments for derivative contracts, net	(15)	(2)	(6)	(2)
Receipt of long-term loan from financial institutions	-	150	-	-
Repayment of long-term loans from financial institutions	(78)	(212)	(212)	(66)
Repayment of debentures	(556)	(504)	(417)	(130)
Receipt from issuance of debentures, net of issuance costs	997	-	596	185
Repurchase of own debentures	-	(10)	-	-
Interest paid	(126)	(151)	(130)	(40)
Equity offering	275	309	5	2
Receipt of loan from investees	-	293	90	28
Proceeds from exercise of share options	59	4	140	44
Payment of principal of lease liabilities	-	(238)	(210)	(65)

Net cash from (used) in financing activities	556	(361)	(144)	(44)

Changes in cash and cash equivalents	388	34	(246)	(75)

Cash and cash equivalents as at the beginning of the period	403	790	824	255

Effects of exchange rate changes on cash and cash equivalents	(1)	-	-	-

Cash and cash equivalents as at the end of the period	790	824	578	180

The accompanying notes are an integral part of these Separate financial statements.
7

Cellcom Israel Ltd.
Additional Information to the Separate Financial Information

Note 1- Basis of Preparation of the Financial Information

A. Definitions

"The company" – Cellcom Israel Ltd.

"Separate financial information" – separate financial information presented in accordance with regulation 9C and the tenth addendum to the securities regulations (Periodic and Immediate Reports) – 1970.

Unless stated otherwise, all the terms presented in the separate financial information are as defined in the Company's consolidated financial statements as of December 31, 2020 (hereinafter: "the consolidated financial statements").

"Investee companies" – Subsidiaries and companies, including a partnership or joint venture, the Company's investment in which is stated, directly or indirectly, on the equity basis.

"Inter-company transactions" – transactions between the company and her investees.

"Inter-company balance", "Inter-company revenues and expenses", "Inter-company cash flows" – balances, revenues or expenses, and cash flows, depending on the matter, arising from inter-company transactions, which eliminated in the consolidated financial statements.

B. Main basis of Preparation of the Financial Information

Presented hereunder is financial information from the Group’s consolidated financial statements as at December 31, 2020 (hereinafter – the consolidated financial statements), which are issued as part of the periodic reports, and which are attributed to the Company itself (hereinafter – separate financial information), and are presented in accordance with Regulation 9C (hereinafter – the Regulation) and the tenth addendum to the Securities Regulations (Periodic and Immediate Reports) – 1970 (hereinafter – the tenth addendum) regarding separate financial information of an entity.

The separate financial information does not constitute financial statements, including separate financial statements, prepared and presented in accordance with International Financial Reporting Standards (hereinafter: "IFRS") in general, and the provisions of International Accounting Standard 27 "Separate Financial Statements" in particular.

However, the accounting policies mentioned in Note 3 to the consolidated financial statements, regarding the main principles of the accounting policy, and the manner in which the financial data were classified in the consolidated financial statements, have been applied for the purpose of presenting this separate financial information, with the changes stated below.

The Notes provided below also include disclosures regarding additional material information, in accordance with the disclosure requirements stated in Regulation 9C and as detailed in the appendix and subject to clarification by the Authority's staff, insofar as such information refers the company itself is not included in the consolidated reports.

C. Main Convenience translation into U.S. dollars ("dollars" or "$")

For the convenience of the reader, the reported NIS figures as of December 31, 2020 and for the year then ended, have been presented in dollars, translated at the representative rate of exchange as of December 31, 2020 (NIS 3.215 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

8

Cellcom Israel Ltd.
Additional Information to the Separate Financial Information

Note 1- Basis of Preparation of the Financial Information (cont'd)

D. Transactions between the company and its investees

 1. Assets and liabilities included in the consolidated reports attributed to the Company itself

The assets and liabilities amounts included in the consolidated financial statements on the financial position are presented  neutralization of intercompany balances cancellation that was canceled in the consolidated statements, and which attributed to the company itself and are classified according to the types of assets and liabilities. These data classified in the same way as in the consolidated financial statements.

The aforesaid amounts of assets and liabilities reflect the assets and liabilities included in the consolidated financial statements, with the exception of the amounts of assets and liabilities in respect of investee companies, plus or minus, as the case may be, intercompany balances canceled in the consolidated financial statements.

In addition, a net amount is presented, based on the consolidated financial statements attributed to the Company's owners, of the total assets, less the total liabilities, presented financial information in the consolidated financial statements regarding investee companies, including goodwill.

The aforesaid presentation results in a way that equity attributed to the owners of the company, on the basis of the consolidated reports, is equal to the equity of the company as derived from the separate financial information.

2. Incomes and expenses included in the consolidated reports attributed to the Company itself

The income and expenses amounts included in the consolidated statements are presented by segmentation for statement of income and other comprehensive income, after neutralizing the cancellation of intercompany income and expenses canceled in the consolidated statements, attributed to the company itself, and detailed by the types of income and expenses. These data classified in the same way as in the consolidated financial statements.

The aforesaid amounts of income and expenses reflect the income and expenses included in the consolidated income statements and the consolidated statements of comprehensive income, except for amounts of income and expenses in respect of investees, plus or minus, as the case may be, intercompany income and expenses that was canceled in the consolidated financial statements.

In addition, a net amount is presented, based on the consolidated statements, attributed to the Company's owners, of the total income less total expenses, which presented in the consolidated statements the results of operations in respect of investee companies, including impairment or cancellation of goodwill. These data are presented while segmenting between statement of income and other comprehensive income.

The aforesaid presentation results in the total of both profit for the year attributed to the owner of the company and the total comprehensive profit for the year attributed to the owner of the company, based on the consolidated reports, being the same as the total profit for the year attributed to the company owner and the total comprehensive profit for the year attributed to the company, respectively, as derived from the separate financial information.

3. Cash flows included in the consolidated reports attributed to the Company itself

The cash flow amounts included in the consolidated statements, which are attributed to the Company itself, as stated in the consolidated financial statements of cash flows (ie, the balances of the amounts after the inter-company cash flows in the consolidated statements have been eliminated), Segmented by cash flow from operating activities, cash flow from investing activities, cash flow from financing activities and their components. In addition, as part of each of the aforesaid activities, the net intercompany cash flows presented separately. These data classified in the same way as in the consolidated financial statements.

The aforesaid amounts reflects the cash flows included in the consolidated financial statements, except for the amounts of cash flows in respect of investee companies.

9

Cellcom Israel Ltd.
Additional Information to the Separate Financial Information

Note 2 -  Financial instruments

A.	Liquidity Risk

The following are the maturities of contractual financial liabilities and other non-contractual liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2020
	Carrying amount	Conractual cash flow	1st year	2nd year	3rd year	4-5 years	More than 5 years
	NIS milions

Debentures*	(3,161)	(3,588)	(481)	(469)	(641)	(1,120)	(877)
Long-term loans from financial institutions	(188)	(194)	(143)	(51)	-	-	-
Trade and other payables	(669)	(669)	(669)	-	-	-	-
Forward exchange contracts on foreign currencies	(8)	(8)	(8)	-	-	-	-
Other long-term liabilities	(40)	(40)	(2)	(38)	-	-	-
Lease liabilities	(638)	(693)	(206)	(161)	(95)	(125)	(107)
	(4,704)	(5,192)	(1,509)	(719)	(736)	(1,245)	(984)

	December 31, 2019
	Carrying amount	Conractual cash flow	1st year	2nd year	3rd year	4-5 years	More than 5 years
	NIS milions

Debentures*	(2,974)	(3,389)	(507)	(466)	(454)	(1,052)	(910)
Long-term loans from financial institutions	(401)	(434)	(116)	(148)	(93)	(77)	-
Trade and other payables	(686)	(686)	(686)	-	-	-	-
Forward exchange contracts on foreign currencies	(2)	(2)	(2)	-	-	-	-
Forward exchange contracts on CPI	(3)	(3)	(3)	-	-	-	-
Other long-term liabilities	(21)	(21)	(0)	(3)	-	-	(18)
Lease liabilities	(729)	(942)	(249)	(206)	(161)	(165)	(161)
	(5,011)	(5,539)	(1,745)	(798)	(689)	(1,268)	(1,039)

*   Including accrued interest

B.	Current investments and deposits

	December 31,
	2019	2020
	NIS millions

Deposits	-	310
Current investments	440	-

	440	310

10

Cellcom Israel Ltd.
Additional Information to the Separate Financial Information

Note 3 - Taxes on income

A.	Composition of tax on income (tax benefit)

	Year ended December 31,
	2018	2019	2020
	NIS millions
Current tax expense (income)
Current year	-	9	-
Adjustments for prior years. Net	1	(3)	1
	1	6	1
Deferred tax expense (income)
Creation and reversal of temporary differences	(19)	(38)	(43)
	(19)	(38)	(43)

Tax on income (tax benefit)	(18)	(32)	(42)

B.	Reconciliation between the theoretical tax on pre-tax profit (loss) and the tax expense (income)

	Year ended December 31,
	2018	2019	2020
	NIS millions

Profit (loss) before taxes on income	(80)	(139)	(212)
Primary tax rate of the company	23%	23%	23%

Tax calculated according to the company primary tax rate	(18)	(32)	(49)

Additional tax (tax saving) in respect of:
Non-deductible expenses	5	4	6
Taxes in respect of previous years	1	-	-
Other differences	(6)	(4)	1

Income tax expeneses (tax income)	(18)	(32)	(42)

11

Cellcom Israel Ltd.
Additional Information to the Separate Financial Information

Note 4 – Property, plant, equipment, intangible assets and other

	Property, plant and equipment	Intangible assets and others
	NIS millions
Cost
Balance at January 1, 2019	5,583	1,028
Additions	296	212
Disposals	(379)	(72)
Balance at December 31, 2019	5,500	1,168

Additions	321	213
Disposals	(106)	(50)
Balance at December 31, 2020	5,715	1,331

Accumulated Amortization
Balance at January 1, 2019	4,041	610
Amortization for the year	349	196
Disposals	(211)	(66)
Balance at December 31, 2019	4,179	740

Amortization for the year	347	210
Disposals	(106)	(50)
Balance at December 31, 2020	4,420	900

Carrying amount at January 1, 2019	1,542	418
Carrying amount at December 31, 2019	1,321	428
Carrying amount at December 31, 2020	1,295	431

Note 5 - Commitments, loans and significant transactions with Investees

A.	Investments and ownership interest in investee companies

	Company's ownership interest in the investee	Investments in equity accounted investees at December 31,
		2019	2020
		NIS millions
Cellcom Fixed Line Communication L.P.	100%	1,707	1,412
Golan Telecom Ltd.	100%	-	398
Dynamica Cellular Ltd.	100%	139	121
I.B.C (Unlimited) Holdings L.P.	50%	149	130
Other Companies	-	2	2
		1,997	2,063

12

Cellcom Israel Ltd.
Additional Information to the Separate Financial Information

Note 5 - Commitments, loans and significant transactions with Investees (cont'd)

B.	Management Fee

The Company has an agreement with a number of investees to provide them management services. The company income from management fees in 2020 and 2019 amounted to 2 NIS million and 1 NIS  million, respectively.

In addition, the company and Cellcom Fixed Line Communication L.P. maintain ongoing settlement for salaries expenses, rent expenses and other expenses for which the Company undertakes for the partnership.

Due to this settlement, the company reduced its expenses in the years 2020, 2019 and 2018 by approximately 266 NIS million, 282 NIS million and 252 NIS million, respectively.

C.	Loans to investee companies

	December 31,
	2019	2020
	NIS millions

Loan to Golan Telecom Ltd. *	-	123
Capital Note - Golan Telecom Ltd.	-	250
	-	373

* The loan was granted as part of the sharing network agreement singing in 2017, half of which in includes an annual interest rate of 1.85% and is linked to the CPI, the other half includes an interest rate of 3.5% and is not linked.

D.	Loans from investee companies

	December 31,
	2019	2020
	NIS millions

Current maturities of loan from Cellcom Fixed Line Communication L.P.	90	90
Long-term loan from Cellcom Fixed Line Communication L.P.	242	-
	332	90

The loan includes an annual interest rate of 2.6% and is not linked.

E.	Dividend's and share of profits from limited partnerships

	December 31,
	2018	2019	2020
	NIS milions
Dynamica Cellular Ltd.	-	40	25
Cellcom Fixed Line Communication L.P.	-	700	510
	-	740	535

13

Cellcom Israel Ltd.
Additional Information to the Separate Financial Information

Note 6 - Events during and after the reporting period

A.	For additional information regarding the acquisition of Golan Telecom Ltd., see Note 7b for the consolidated financial statements.

B.	For additional information regarding the issuance of securities and debentures, see note 20b and 22a for the consolidated financial statements.

C.	For additional information regarding share based payments and exercise of share options, see Note 23 for the consolidated financial statements.

D.	For additional information regarding the frequency tender, see note 34 for the consolidated financial statements.

E.	For additional information regarding the investment agreement under which HOT entered as partner at I.B.C (Unlimited) Holdings L.P., see Note 32f for the consolidated financial statements.

F.	For additional information regarding the Covid-19 virus and his possible effects on the company, see Note 36 for the consolidated financial statements.

G.	For additional information regarding the realization of current investments, see Note 10 for the consolidated financial statements.

H.	For additional information regarding loan granted from financial institute, see Note 20c for the consolidated financial statements.

I.
For additional information regarding the company's network sharing agreements and Xfone discontinuation from paying part of the payments regarding it, see Note 32d for the consolidated financial statements.

14

Cellcom Israel Ltd.

Consolidated Financial Statements Pro forma

As at December 31, 2020
(Audited)

The accompanying audit report is a non-binding translation into English of the original audit report published in Hebrew. The version in Hebrew is the approved text.

AUDITORS' REPORT
To the shareholders of
CELLCOM ISRAEL LTD

We have audited the proforma consolidated statement of comprehensive income of Cellcom Israel Ltd. (hereinafter - the Company) and Golan Telecom Ltd (hereinafter - the acquiree) for each of the three years in the period ended December 31, 2020 (hereinafter - the proforma financial statements). These proforma financial statements are the responsibility of the Company’s Board of Directors and Management. Our responsibility is to express an opinion on these proforma financial statements based on our audit.

We did not audit the consolidated comprehensive income for each of the three years of the acquiree, whose revenue included in the consolidation comprise 14%, 13% and 13% of total proforma consolidated revenue for each of the three years in the period ended December 31, 2020, respectively. The financial statements of that company were audited by other auditors whose reports were furnished to us and our conclusion, to the extent that it relates to the amounts included for those companies, is based on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provides a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of the other auditors, the proforma statements of comprehensive income of the Company for each of the three years in the period ended December 31, 2020 are prepared, in all material aspects, in compliance with the provisions of Regulation 9A to the Israel Securities Regulations (Periodic and Immediate Reports), 1970, based on the assumptions indicated in the proforma financial statements.

/s/ Kesselman & Kesselman
Tel Aviv, Israel	Kesselman & Kesselman
March 17, 2021	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Derech Menachem Begin 146, Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Cellcom Israel Ltd.

Consolidated Financial Statements Pro forma

	Year ended December 31, 2020
	NIS millions
	Cellcom as reported	Golan as reported	Pro forma adjustments	Pro forma data

Revenues	3,676	532	(308)	3,900
Cost of revenues	(2,800)	(395)	262	(2,933)

Gross profit (loss)	876	137	(46)	967

Selling and marketing expenses	(580)	(64)	7	(637)
General and administrative expenses	(330)	(11)	4	(337)
Credit losses	(27)	(2)	1	(28)
Other income (expenses), net	38	(71)	68	35

Operating profit (loss)	(23)	(11)	34	-

Financing income	10	1	(3)	8
Financing expenses	(182)	(43)	41	(184)
Financing expenses, net	(172)	(42)	38	(176)

Share in losses of equity accounted investees	(14)	(1)	-	(15)

Profit (loss) before taxes on income	(209)	(54)	72	(191)

Tax benefit (taxes on income)	39	38	(43)	34
Profit (loss) for the period	(170)	(16)	29	(157)
Attributable to:
Owners of the Company	(170)	(16)	29	(157)
Non-controlling interests	-	-	-	-
Profit (loss) for the period	(170)	(16)	29	(157)

Loss per share
Basic loss per share (in NIS)	(1.11)	-	-	(1.02)

Diluted loss per share (in NIS)	(1.11)	-	-	(1.02)

Weighted-average number of shares used in the calculation of basic loss per share (in shares)	153,751,724	-	-	153,751,724

Weighted-average number of shares used in the calculation of diluted loss per share (in shares)	153,751,724	-	-	153,751,724

March 17, 2021
Date of approving the financial statements	Doron Cohen Chairman of the board	Avi Gabbay CEO	Shai Amsalem CFO

Cellcom Israel Ltd.

Consolidated Financial Statements Pro forma

	Year ended December 31, 2019
	NIS millions
	Cellcom as reported	Golan as reported	Pro forma adjustments	Pro forma data

Revenues	3,708	530	(190)	4,048
Cost of revenues	(2,725)	(322)	133	(2,914)

Gross profit (loss)	983	208	(57)	1,134

Selling and marketing expenses	(610)	(74)	(21)	(705)
General and administrative expenses	(300)	(15)	3	(312)
Credit losses	(29)	(3)	-	(32)
Other income (expenses), net	(20)	124	(124)	(20)

Operating profit (loss)	24	240	(199)	65

Financing income	49	-	(4)	45
Financing expenses	(193)	(50)	47	(196)
Financing expenses, net	(144)	(50)	43	(151)

Share in losses of equity accounted investees	(10)	(1)	-	(11)

Profit (loss) before taxes on income	(130)	189	(156)	(97)

Tax benefit (taxes on income)	23	-	(8)	15
Profit (loss) for the period	(107)	189	(164)	(82)
Attributable to:
Owners of the Company	(107)	189	(164)	(82)
Non-controlling interests	-	-	-	-
Profit (loss) for the period	(107)	189	(164)	(82)

Loss per share
Basic loss per share (in NIS)	(0.90)	-	-	(0.69)

Diluted loss per share (in NIS)	(0.90)	-	-	(0.69)

Weighted-average number of shares used in the calculation of basic loss per share (in shares)	118,376,455	-	-	118,376,455

Weighted-average number of shares used in the calculation of diluted loss per share (in shares)	118,376,455	-	-	118,376,455

Cellcom Israel Ltd.

Consolidated Financial Statements Pro forma

	Year ended December 31, 2018
	NIS millions
	Cellcom as reported	Golan as reported	Pro forma adjustments	Pro forma data

Revenues	3,688	519	(193)	4,014
Cost of revenues	(2,661)	(325)	147	(2,839)

Gross profit (loss)	1,027	194	(46)	1,175

Selling and marketing expenses	(567)	(67)	(21)	(655)
General and administrative expenses	(323)	(14)	4	(333)
Credit losses	(37)	(4)	-	(41)
Other income (expenses), net	1	15	(17)	(1)

Operating profit (loss)	101	124	(80)	145

Financing income	19	-	(4)	15
Financing expenses	(190)	(56)	52	(194)
Financing expenses, net	(171)	(56)	48	(179)

Share in losses of equity accounted investees	-	(1)	-	(1)

Profit (loss) before taxes on income	(70)	67	(32)	(35)

Tax benefit (taxes on income)	6	-	(8)	(2)
Profit (loss) for the period	(64)	67	(40)	(37)
Attributable to:
Owners of the Company	(62)	67	(40)	(35)
Non-controlling interests	(2)	-	-	(2)
Profit (loss) for the period	(64)	67	(40)	(37)

Loss per share
Basic loss per share (in NIS)	(0.58)	-	-	(0.34)

Diluted loss per share (in NIS)	(0.58)	-	-	(0.34)

Weighted-average number of shares used in the calculation of basic loss per share (in shares)	107,499,543	-	-	107,499,543

Weighted-average number of shares used in the calculation of diluted loss per share (in shares)	107,499,543	-	-	107,499,543

Cellcom Israel Ltd.

Consolidated Financial Statements Pro forma

Pro forma event and assumptions

A.	Pro forma event

As stated in Note 7 of the Company's consolidated financial statements, on August 26, 2020 the company completed the full acquisition of Golan Telecom Ltd. (hereinafter: "Golan") entire share capital, which provides cellular communication services.

A summary of pro forma statements on income is presented below, prepared in order to reflect the Company’s consolidated financial statements, when these include Golan’s revenues and expenses for the reporting periods presented below. Accordingly, the pro forma consolidated statements of income and of other comprehensive income were presented according to the assumption that the Golan Acquisition transaction was performed in the beginning of the earliest period that is presented (i.e. on January 1, 2018).

The accounting policy implemented in the pro form consolidated financial statements is consistent with that implemented in preparing the Company’s consolidated statements.

B.	Pro forma assumptions

The assumptions used as the basis for preparing the pro form consolidated financial statements are presented below:

1.	The Golan Acquisition, as provided in Section a. above, was completed on the pro forma starting date, i.e. January 1, 2018.

2.
Expenses for the 3G frequency fees which were recognized in the other revenues (expenses) item in Golan’s statements in 2019 were cancelled, including cancellation of the registration of a one-time profit, in light of the resolution to cancel the allocation of these frequencies, adopted by the Ministry of Communications in 2019.

3.
The purchase amount was attributed to Golan’s recognized assets, net, and to goodwill, as detailed in Note 7 of the company's consolidated financial statements. The pro forma consolidated statements of income include the reduction of the cost surpluses created in the Acquisition, starting from the pro forma starting date. The cost surpluses attributed to intangible assets - customer relations and brand name, were amortized at foregoing in Section b. above and were included in the selling and marketing expenses section in the pro forma consolidatedfinancial statements.

4.
In light of the Golan Acquisition, management fee expenses in the statements were cancelled, that were attributed to Electric Consumer Products (1971) Ltd. (the former controlling shareholder in Golan), as were salary expenses for the allocation of options to officers in Golan, that were recognized in Golan’s financial statements.

5.
These pro forma statements include cancellation of intercompany transactions between Golan and Cellcom, that include, inter alia, interest expenses accrued in the pro forma period between Golan and Cellcom for a loan taken from Cellcom, cancellation of revenues for the cooperation agreement registered in Cellcom, cancellation of accounting registrations performed in Golan’s financial statements for the cooperation agreement before the Acquisition date, this to reflect Golan’s financial results after the completion of the transaction and as expressed in the Company’s consolidated financial statements.

6.
The pro form statements do not include nonrecurring expenses that were recognized in Golan’s statements in 2020, that derive from the completion of the Golan Acquisition transaction, such as bonus and commission payments to consultants and registering a provision for the Return Amount as provided in Section a. above.

7.	The pro forma statements include a statutory tax rate at the rate of 23% on Golan’s profit before tax and on the pro forma adjustments that were performed.

8.
In order to prevent duplication, Golan's result's from the acquisition date, which included in "Cellcom as reported" and in "Golan as reported" columns, were cancelled in "pro forma adjustments" column.

Cellcom Israel Ltd. Goodwill Impairment Test As of December 31, 2020

BDO Consulting Group BDO Beit Amot 46-48 Menachem Begin Road Tel Aviv-Jaffa 66184 Telephone no.: 03-6374391 Fax: 03-6382511 Website: www.bdo.co.il
Greetings,

We were asked by Cellcom Israel Ltd. (hereinafter: “Cellcom” and/or “the Company” and/or “the Work Commissioner”) to test and assess whether the Company needs to recognize an impairment loss for the goodwill listed in the Company's balance sheets, which is attributed to its mobile and terrestrial telephone segments (hereinafter: “Mobile Segment” and “Terrestrial Segment”) as of December 31 2020 (hereinafter: “the Assessment Date”), in accordance with International Accounting Standard 36 Impairment of Assets (hereinafter: “IAS 36”).

The engagement between BDO Ziv Haft Consultation and Management Ltd. (hereinafter: “BDO”) and the Work Commissioner was approved and signed by Mr. Ronen Shalaz, Company Accountant (hereinafter: “the Engagement Agreement”), on January 7 2021 (hereinafter: “the Engagement Date”).

Our findings will be used by the Company, its management and its auditors, for financial reporting purposes within the framework of generally accepted Israeli accounting and financial reporting principles required by law including in accordance with International Accounting Standard 36 Impairment of Assets (IAS 36) This paper is for the exclusive use of the Company, its management and its independent auditors, in accordance with all applicable laws.

In order to prepare this paper, we relied on the accuracy, comprehensiveness and timeliness of the information received from the Company and from various elements connected to the Company's activity. We have no reason to believe that the data at the basis of our work is not reliable, complete or fair, and we did not conduct our own independent examination of this information with the exception of examination of its reasonability. Reliance on this information does not constitute verification or confirmation of its veracity. No due diligence was carried out during the preparation of this opinion and it has no pretense of including all of the information, tests and checks or any other information included in due diligence.
We did not examine the information on an independent basis, other than in terms of reasonability, as follows:

◾   An analysis of the Company's business results in recent years and performance of a probability test of the forecasts we used in this document;

◾    Examination of the Company’s compliance with its quarterly and annual budgets;

◾    An examination of the structure of the Company's expenses;

Economic opinions are not a precise science, and are supposed to provide a reasonable and fair reflection of a certain situation at a certain time, on the basis of known data, basic assumptions made and forecasts assessed. Changes to key variables and/or information may alter the basis of the base assumptions and accordingly, the conclusions.

Calculations in this paper were performed using an electronic spreadsheet, and therefore rounding errors are possible.

Cellcom Israel Ltd. Goodwill Impairment Test I As of December 31, 2020	II

Note that only authorized personnel shall have access to this document.

We hereby note that we are not dependent on the Company and we are not interested parties nor are we expected to become interested parties in any of the Group companies or in their assets in the future. In addition, we have no personal interest in the Company’s securities. We are not dependent on the Company as this term is defined in the Securities Law, 1955 and resulting regulations, including the Accountants’ Regulations (Conflict of Interest and Harm to Independence as a Result of Other Occupation), 2009, in the auditing standards and rules of professional behavior of the Israeli Institute of Certified Public Accountants, and in accordance with the ruling of the Securities Authority (on the subject of independence), in accordance with Section H(b) of the Securities Law 1968.

We shall also note that no stipulations were made the for the receipt of our fee contingent on the results of this opinion.

Disclosure on the Indemnification of the Appraiser for Their Work

In accordance with the Engagement Agreement, if we are required to pay any sum to any third party pertaining to the performance of the services specified in the Engagement Agreement, via legal proceeding or some other binding proceeding, Cellcom undertakes to indemnify us for any such sum we pay, beyond a sum equal to three times our fee, so long as Cellcom is given the right to defend itself, and all with the exception of cases of negligence or malice on behalf of BDO, in which case no indemnification or compensation shall apply.

We are aware of the fact and that we agree that this paper will be used in and/or be included in the Company’s December, 31 2020 reports, including reports included within the framework of shelf prospectuses or shelf offering reports published by the Company, as well as in any immediate report in accordance with the Securities Law, 1968 and its regulations, which according to legal requirements the companies in question will be required to include the economic paper. No other use may be made of this opinion except for that noted above, including publishing it or quoting it in full or in part, and it may not be transferred to any third party without our express advance approval.

Cellcom Israel Ltd. Goodwill Impairment Test I As of December 31, 2020	III

Details on the Appraiser and Their Expertise

BDO Consulting and Management Ltd – founded by the partners of the BDO accounting firm. BDO Consulting and Management is part of the international BDO Network, which provides a broad variety of business services needed for national and international businesses in any sector. Our company has extensive experience in the following areas: valuation of businesses, financial due diligence and tax due diligence, valuation of goodwill and intangible assets, financial analyses, building business plans, financing consulting for PFI/PPP projects, mergers and acquisitions, investment banking and more.

Mr. Moti Dettelkramer, C.P.A., Head of Corporate Finance

Current position – partner, Head of Corporate Finance Department.

Background and employment experience – Moti has a B.A. in Economics and Computer Sciences and an MBA from Bar Ilan University. Moti has over 10 years of experience consulting companies and government ministries. As part of his current position at the consulting company, Moti manages a team of economists and accountants dealing with valuations, PPA, business plans, due diligence, impairment tests, appraising financial instruments and more.

Within the framework of his work, Moti has been involved in a broad variety of valuations, business plans, strategic plans and due diligence in a variety of areas of activity such as communications, media, technology, traditional industry, food, real estate, medical equipment and finance.

The following are details of appraisals of similar or larger scopes, carried out by the appraiser:

    ◾       Elbit Systems – performing a variety of works: valuations, PPA and impairment tests;

    ◾       Discount Investments – valuation of Cellcom for the purpose of testing the impairment of an investment;

    ◾       Supergas – valuation for the purpose of testing impairment;

    ◾       Partner – valuation for the purpose of testing impairment of the land-based communications sector;

    ◾       One1 Software Services – performing a variety of works: valuations, PPA and impairment tests;

    ◾       Delek Group – performing a variety of works: valuations and PPA;

    ◾       Given Imaging – performing a variety of works: valuations and impairment tests;

    ◾       Gazit Globe – performing a variety of works: PPA and impairment tests;

            ◾       Arko Holdings / GPM Investments – performing a variety of works: valuations and impairment tests of GPM Investments;

Cellcom Israel Ltd. Goodwill Impairment Test I As of December 31, 2020	IV

Sources of Information	Summary of Findings

Our work was detailed on the following data, documents and presentations:

◾    The Company’s audited Financial Statements for 2018-2019, presented in accordance with the International Financial Reporting Standards (hereinafter “IFRS”).

◾    The Company’s draft Financial Statements as of December 31 2020, divided into Mobile Segment and Terrestrial Segment;

◾    Gain/loss data for 2020 presented according to Management data;

◾    The Company’s 2021 budget at the annual and quarterly level as well as an examination of budget versus implementation for 2020.

◾    Electronic spreadsheets with other information pertaining to the Company's activity;

◾    Additional data provided by Company Management;

◾    Public information.

Mobile Segment

Based on our work and the findings detailed in it, we have reached the conclusion that as of December 31 2020, the value in use of the mobile segment cash-generating unit is higher than its carrying amount, and therefore no impairment provision is needed.  The following table presents the results of the impairment test (in millions of NIS):

Terrestrial Segment

Based on our work and the findings detailed in it, we have reached the conclusion that as of December 31 2020, the value in use of the mobile segment cash-generating unit is higher than its carrying amount, and therefore no impairment provision is needed.  The following table presents the results of the impairment test (in millions of NIS):

Respectfully,
Moti Dettelkramer, C.P.A.
BDO Ziv Haft Consulting and Management Ltd.
Signed: March 17, 2021

Cellcom Israel Ltd. Goodwill Impairment Test I As of December 31, 2020	V

Cellcom Israel Ltd. Goodwill Impairment Test I As of December 31, 2020	VI

Chapter 1
The Company and its Activity

Chapter 1 : The Company and its Activity Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	1

The Company and its Activity

General

Cellcom Israel Ltd. is a public company incorporated in Israel, the shares and securities of which are listed for trade on the Tel Aviv Securities Exchange. Until February 8 2021 the shares were also listed for trade on the New York Stock Exchange.

Cellcom is a provider of communications services, primarily offering its customers cellular communications services, terrestrial (land-line) telephone services, international telephone services, internet services, transmissions and data communications, television services, and other associated services. The Company’s services are divided between the mobile and terrestrial segments as wilk be expanded on below.

The Company is a subsidiary of Discount Investments (hereinafter: “DI”) which until the end of 2020 was under the control of Dolphin IL Investments Ltd, a company under the indirect control of Mr. Eduardo Alstein. The court recently ratified the sale of the controlling shares (82%) in DI to a group of investors headed by Mega Or, under the control of Tzachi Nachmias. As of the writing of this paper, not all approvals have been received for the transaction in question. Discount Investments’ indirect holding rate, as of this opinion, of the Company's issued stock capital, is 46.1% and Discount Investments' voting rights in the Company amount to 48.2%[1]
The remaining holdings in Cellcom are held by various institutional bodies (10.6%) and the public (41.8%).

Mobile Segment

Cellcom provides cellular communications services in Israel in accordance with a general license from the Ministry of Communications, which will be in effect until the end of January 2022 (hereinafter: “the Cellular License”).

Cellular Activity

As of December 31 2020 , Cellcom provides cellular services to 3,204 subscribers over a number of networks, most of which are nationally deployed, which include calls, sending and receiving messages and internet access. Cellcom also provides its customers with other associated services and also offers end equipment (mainly mobile phones and other end equipment such as tablets), and repair services for end equipment.

As of December 31 2020, after the purchase of Golan as will be detailed below, Cellcom has the largest market share in Israel in the field of cellular services, with a 31% market share.

Over the course of August 2020 a tender was held for 5th generation frequencies participating from existing cellular activity. In accordance with the results of the tender, it was decided that Cellcom (along with XFONE) would pay 115 million NIS in 2022 in return for the allocation of frequencies they won in the tender in the 700, 2600 and 3500 range.

1 Includes approximately 5% which are held by way of lending transactions by two private companies incorporated in Israel (see Cellcom’s Financial Statements for 2020)

Chapter 1 : The Company and its Activity Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	2

The Company and its Activity

Mobile Segment (Continued)

Purchase of Golan Telecom

On August 26 2020, the purchase of the full stock capital of Golan Telecom by Cellcom was completed[2].

Pursuant to the approval of the transaction by the Ministry of Communications, the latter established certain conditions for approval, including turning Golan Telecom into a virtual operator (MVNO) on a temporary basis and demanding that Golan Telecom refund monetary benefits it received in the past, to the sum of 75 million NIS. Until the completion of Golan’s hearing on this matter, the Ministry of Communications has determined that Golan must provide autonomic collateral for the full recoverable sum as a condition for transferring control in it.

The total proceeds of the transaction amounted to 613 million NIS, which was paid in cash and comprised of a basic compensation sum as well as additional adjustments (a net sum of 545 million NIS, after deducting the balance of cash in Golan’s coffers immediately prior to completing the transaction).

Hospitality and Sharing Agreement with XFONE

In July 2016 the Company engaged with Marathon 018 XFONE Ltd. (hereinafter: “XFONE”), which had won 4G frequencies in the 2015 frequencies tender, in a 4th Generation network sharing agreement and 2nd and 3rd Generation network hosting services (hereinafter: “the XFONE Agreement”). The XFONE Agreement establishes accounting mechanisms between the parties in the agreement period (including discount mechanisms) and states that XFONE may choose, at its discretion, that the proceeds during the first 5 years of the XFONE agreement would be carried out based on the calculation of proceeds per subscriber, so that XFONE would bear a monthly payment per subscriber of 25 NIS in the first year, 27.5 NIS in the second year and 30 NIS subsequently, but in any event no less than certain yearly minimum sums (in a range between 20 million NIS in the first year and 110 million NIS in the fifth year). Over the course of April 2018, XFONE began marketing its mobile telephone services in Israel, and started recruiting subscribes as a result. The agreement will remain in effect for 10 years, unless extended by the parties.

In November 2020 XFONE ceased making some of its payments to Cellcom in accordance with the sharing agreement. As of the assessment date, XFONE had not paid Cellcom the share of the monthly proceeds which  belong to the Company.. On January 31 2020 Cellcom reported that XFONE had informed it that it was cancelling the sharing agreement, on the grounds that Cellcom had made a material violation of the sharing agreement by purchasing Golan Telecom. On February 8 2021 the Company filed a suit to enforce the sharing agreement including paying XFONE’s debts as well as requests for temporary remedies against XFONE, including seizing money belonging to XFORN and preventing it from engaging in agreements contrary to the sharing agreement. On February 17 2021 it was agreed, with the Court's recommendation regarding the Company's request for a temporary injunction, with each party retaining all of their arguments that during the period until March 17 2021, XFONE would not engage in any opposing agreement, and the Company will continue to bill XFONE according to the same commercial conditions it had applied to date and that XFONE would pay for the services received in this period; over the course of the period the parties would hold mediated talks and on March 17 2021 they would inform the Court whether it should rule on the motion or defer it for an additional period of time. The agreements were given the force of a court ruling.

2Immediate report by Cellcom to the Tel Aviv Securities Exchange from August 26 2020.

Chapter 1 : The Company and its Activity Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	3

The Company and its Activity
Terrestrial Segment

Cellcom provides a variety of services in the Terrestrial segment, including via Cellcom Line Communications:

•          Television over internet services (hereinafter: “Cellcom TV Services”)*;

•          Internet infrastructure services;

•          Internet access services (hereinafter: “ISP” and/or “Internet Services Provider”);

•          International telephone carrier services (hereinafter: “ITC Services”;

•          Terrestrial telephone services;

•          Data transmission and communications services;

•          Additional services such as conference call services, cloud services and information security;

As of December 31 2020 the Company has 293,000 internet subscribers and 252,000 television subscribers, which include television services only or as part of Triple packages and app-based television services.

Investment in Fiber Optic Infrastructure

In July 2019, the Company completed its investment transaction in the shares of IBC Israel Broadband Company Ltd. (“IBC”). Pursuant to this, the Company engaged with the Israel Infrastructure Fund (“IIF”) in agreements to establish a limited partnership, jointly owned in equal shares, which will purchase 70% of IBC’s shares (“the IBC Partnership”) as well as in an agreement to purchase such shares with IBC and with other primary shareholders and debtors. In addition, the Company engaged in agreements with IBC to sell its fiber infrastructure in residential areas to IBC and an irrevocable usage agreement for the IBC fiber network.

In September 2020, the Company and IIF signed an investment agreement with HOT Cable Communications Systems Ltd. (“HOT”), according to which HOT would become an equal partner in the IBC partnership, holding 70% of IBC’s issued stock capital. The transaction was completed in February 2021 after receiving the required regulatory approvals.

Chapter 1 : The Company and its Activity Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	4

The Company and its Activity The Corona Virus
At the end of 2019 the Covid-19 pandemic emerged in China, spreading in early 2020 to many countries around the world, including Israel (“the Covid-19 Crisis”). In January 2020 the World Health Organization declared the Covid-19 outbreak a global state of emergency and in March 2020 the WHO declared a global pandemic. The Covid-19 crisis is an irregular event with macroeconomic implications. Following this event, starting March 2020 the State of Israel (like many other countries) took significant steps to prevent the spread of the virus. These steps include, among other things, restrictions on civilian movement and employment, restrictions on gatherings and events, restrictions on commercial activities, closing borders between countries, closing culture and leisure venues and a significant decrease in the number of workers present at work places.

The Company, which belongs to a total infrastructure segment that requires the continued operation of services to Israeli customers, continued to provide high quality services to all of its customers. At the same time, the imposition of lateral restrictions that include, among other things, closing the skies in Israel and around the world and placing restrictions on the movement of civilians in Israel and elsewhere, from the start of the Covid-19 crisis, has led to a significant drop in international tourism, outgoing and incoming, and to significant damage to the Company’s revenues from roaming services of Company customers abroad and revenues from roaming services for tourists visiting Israel in 2020. The Company estimates that there is expected to be a material negative impact on its roaming services in the near future as well, inasmuch as restrictions on tourism to and from Israel continues.

Furthermore, as a result of the restrictions on trade and the closing of shopping malls and commercial centers, the Company closed the various points of sale and services operated by it for a certain period during the lockdowns. Note also that as of this date the Company has taken various steps to lower the impacts described above, among other things, by decreasing expenses and applying streamlining steps, that include, among other things, furloughing workers for a certain period of time, reducing rental costs and property taxes (after closing service centers and points of sale), diverting sales to the Company's digital channels and so on.

Implications of the Spread of the Covid-19 Coronavirus on Aspects of Liquidity, Financial Status and Sources of Finance

The Company examined its sources of finance and liquidity and estimates that it has the financial fortitude to face the implications of the crisis, among other things in light of the diversification of its areas of activity and the scope of its liquid balances. In addition, on May 12 2020, the Company completed a public offering of debentures (Series L) and options (Series 4) by way of a series expansion as noted, and on December 2 2020, the Company completed a private offering of debentures (Series L) by way of the series expansion.

At the same time, as the event is not under the Company’s control and due to the ongoing nature of the crisis, which is characterized by uncertainty, among other things, regarding the date the spread of the pandemic will be halted, as of the balance sheet date, no certainty exists regarding the scope of the impact on the Company and on the economy as a whole, among other things, in light of the state of the markets, the economic situation in Israel and around the world, unemployment levels, private consumption levels, concerns regarding the development of a local or global recession, or an additional outbreak of the virus. Such lateral impacts, if and inasmuch as they are realized, may have a negative impact on the Company’s business and its operating results.

Chapter 1 : The Company and its Activity Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	5

Chapter 2
Market Review

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	6

Market Review The Communications Industry
The global communications industry, and the Israeli communications industry in particular, is characterized by a rapid pace of development, and by frequent changes both technological, in terms of the industry's busines structure and in terms of the regulation covering it.

The telecom market is divided by the Ministry of Communications into six main segments: cellular, terrestrial telephone services, multi-channel television, connectivity services and internet infrastructure, international calls as well as transmission and data communications services, with the cellular segment constituting 42% of the industry’s revenues, as of 2019.

The following graph shows the breakdown of revenues of the communications market[3] between the primary operating segments in 2019:

(*) The internet supplier and infrastructure were consolidated for the purposes of this analysis.

In 2017-2019 revenues in the communications market were estimated at 19.2 billion NIS, 18.4 billion NIS and 17.6 billion NIS, respectively, a drop of 4.1% and 4.3%, (respectively). Most of the decrease originates from the cellular market which, as we’ll see below, came from a drop in prices beginning almost 10 years since the cellular market reform, which saw the entrance of the two new players at the time, Golan Telecom Ltd. (hereinafter: “Golan”) and HOT Mobile Ltd. (hereinafter: “HOT Mobile”), as well as the following the entrance of XFONE in early 2018.

Other decreases are also presented in the international communications segment (ILD) (mainly in light of free international call solutions), terrestrial telephone services (domestic operators) (in light of young couples and many households abandoning their home land-lines) and the broadcasting segment (in light of the entrance of Cellcom and Partner into the field of television as well as the continued penetration of alternative solutions, like Netflix).

On the other hand, the segment that saw a slight increase is internet infrastructure and access (and associated services), which as we will also see below, apparently originates from an increase in uses and supported by fiber optics deployment, which has accelerated in recent years.

3 Source: Summary of Communications Market Revenues in 2019 – Ministry of Communications.

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	7

Market Review The Communications Industry (Continued)
While in the past, competition in the telecom market focused on competition between independent communications providers in each operating segment separately, in recent years there has been a trend of moving to competition between communications groups operating in parallel in a number of sectors of the telecom market, and offering shared package deals, as detailed in the following table and below:

The following is a description of the primary players active in the communications industry in Israel:

Cellcom Israel Ltd (below: "Cellcom") – Cellcom provides cellular communications services in Israel in accordance with a general license from the Ministry of Communications, which will be in effect until the end of January 2022 (hereinafter: “the Cellular License”) as well as various services in the terrestrial segment (along withpartner Cellcom Fixed Line Communications L.P), which include, among other things, television services provided over the internet (Cellcom TV, starting 2015), internet infrastructure services, internet access services (ISP), international carrier services, terrestrial telephone services, data transmission and communications services, sale of end equipment (through subsidiary Dynamica), as well as additional services. Cellcom provides internet infrastructure primarily through the Wholesale Market arrangement (mainly Bezeq infrastructure), and more and more through the infrastructure of IBC, which is held by it at a rate of 35%).

As of September 30 2020, the company has reported on 3,641,000 cellular subscribers (after completing the purchase of Golan Telecom), 289,000 internet subscribers and 251,000 television subscribers, and is Israel’s largest cellular company.

Partner Israel Ltd (hereinafter: “Partner") - Partner provides cellular communications services in Israel in accordance with a general license from the Ministry of Communications, which will be in effect until the end of February 2022 (hereinafter: “the Cellular License”) as well as various services in the terrestrial segment (along with partner 012 Smile), which include, among other things, television services provided over the internet (Partner TV, starting 2017), internet infrastructure services, internet access services (ISP), international carrier services, terrestrial telephone services, data transmission and communications services, sale of end equipment, as well as additional services. Partner provides internet infrastructure primarily through the Wholesale Market (mainly Bezeq infrastructure), and more and more through IBC’s infrastructure.

As of September 30 2020, Partner has 2,762,000 cellular subscribers and 224,000 television subscribers.

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	8

Market Review The Communications Industry (Continued)
HOT – Cable Communications Systems Ltd. (hereinafter: “HOT”) – HOT owns a nationally-deployed cable infrastructure, and provides multi-channel television services, cellular telephone services via HOT Mobile, terrestrial telephone services, internet transmission infrastructure and data communications using HOT Telecom Ltd. (hereinafter: “HOT Telecom”) as well as internet service provider (ISP) services via HOT Net Internet Services Ltd. (hereinafter: “HOT-Net”). HOT is a private company fully owned by international communications corporation Altice, owned by Patrick Drahi.

In accordance with Altice’s reports from September 30 2020, HOT has 1,356,000 cellular subscribers and 1,043,000 subscribers in the terrestrial segment. In addition, HOT’s cable infrastructure reaches 2,164,000 households, constituting 90% of all households.

Bezeq – the Israeli Communications Company Ltd. (hereinafter: “Bezeq”) – Bezeq owns the nationally deployed copper wire infrastructure. It implements and provides terrestrial domestic communications services, mobile telephone services via Pelephone Communications Ltd. (hereinafter: “Pelephone”), multi-channel television via D.B.S. Satellite Services (1998) Ltd. (hereinafter: “Yes”), infrastructure services via Bezeq, international communications services, internet infrastructure services via the Wholesale Market and internet access services via Bezeq International Ltd. (hereinafter: “Bezeq International”). In addition, Bezeq provides maintenance and development of communications infrastructure, provides communications services to other communications providers, distributes television and radio broadcasts to the public, provides and maintains equipment and services

In accordance with Bezeq’s September 30 2020 Financial Statements, Bezeq has 2,406,000 cellular subscribers, 1,653,000 phone lines and 1,565,000 internet infrastructure customers (of these 570,000 are in the Wholesale Market and 995,000 direct to end customers).

Results of primary communications companies for the first three quarters of 2020:

The following are the results of the market’s primary communications companies for the first three quarters of 2020 (millions of NIS), as reported in their Financial Statements (*):

(*) HOT's information is published in Altice’s reports in euros and were translated according to the average exchange rate for the first three quarters of 2020 according to the Bank of Israel.

The following the breakdown of the revenues of the primary communications companies in Q1-3 2020:

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	9

Market Review The Communications Industry (Continued)

The Corona Virus

In early 2020 the coronavirus (Covid-19, hereinafter: “Coronavirus” and/or “Covid-19” and/or “the Virus”), which was declared a global pandemic by the World Health Organization. The Covid-19 pandemic and the uncertainty regarding the continued spread of the virus, have led to an economic crisis expressed, among other things, by a drop in economic activity, sharp drops in oil prices, fluctuations in foreign currency rates and increased unemployment. As a result, and in order to prevent the virus from spreading, many countries around the world, including Israel, took measures that placed restrictions on movement, crowds, events, business activity and more. On Rosh Hashanah even in September 2020, the Government approved a second lockdown for 21 days; and in January 2021 a third lockdown was announced, crowd restrictions were made more strict and work was allowed at vital locations only.

The vaccination drive began on December 20 2020, after emergency approval was given for the vaccine by the U.S. FDA and as of the start of 2021 the State of Israel has vaccinated tens of percentage points of its entire population (both the first and the second doses).

Impact of the pandemic on the communications market – the movement restrictions, event restrictions and business closures, as well as the economic slowdown resulting from the crisis, have had a negative impact on Israeli communications companies. Most of the impact is expressed in the cellular field due to the halting of the tourism and aviation industry, which led to a significant decrease in revenues from overseas roaming services, as well as in the sale of end equipment.

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	10

Market Review Mobile Telephone Market

The cellular network operates using two primary components – mobile telephone devices and fixed broadcast facilities. Mobile phones, the end device, broadcasts radio waves to the antenna of the broadcast facility and receives radio waves from it. The cellular network divides the country’s area into thousands of geographical units called “cells” (hence, cellular communications), with each cell containing a fixed broadcast facility (broadcast site, antenna). The cells overlap each other slightly, and maintain continuous telecommunications coverage in a structure similar to that of a beehive. If the cells do not overlap then a gap is created in coverage, which means no reception in the “hole” and inability to maintain continuity when a subscriber passes between cells.

The cellular technologies used to date in Israel include “Second Generation”, “Third Generation” (UMTS technology[4] and additional types), “Fourth Generation” (LTE Technology5) and Fifth Generation.

The Fourth Generation tender was held in 2014-2015 with the following cellular providers winning the license: HOT Mobile, Partner, Cellcom, Pelephone, Golan as Telecom well as XFONE (hereinafter: “the Cellular Operators” and/or “MNO”)

After the Cellcom-Golan merger in August 2020 the number of cellular operators dropped to 5 (as detailed above).

The following is subscriber data for the companies operating in the field of mobile communications in Israel as of December 31 2014-2019 and as of September 30 2020 (thousands):

(*) Partner, Cellcom, Pelephone, Golan Telecom and HOT Mobile subscriber data was derived from the financial statements of these companies or the statements of their parent companies. Subscriber data for[6] MVNO operators as well as XFONE (We4G) was estimated by us.

(**) Over the course of 2018 588,000 subscribers were written off by Pelephone and HOT, and in 2019 153,000 subscribers were written off by Cellcom.

(***) For the sake of comparison – Cellcom and Golan data was consolidated for the duration of the measurement period.

4Universal Mobile Telecommunications System – an international cellular communications standard, a development of the GSM standard.
5Long Term Evolution – a standard for high-speed wireless communications of wireless devices such as a mobile phones.
6 Mobile Virtual Network Operator – a virtual cellular operator, who uses existing cellular operator infrastructure with no need for their own infrastructure.

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	11

Market Review Mobile Telephone Market (Continued)

The following is a description of the development of the market shares of the primary companies active in the industry based on the number of subscribers presented in the above table in 2013-2019 and in the third quarter of 2020:

The increased competition in the mobile field has led to an ongoing drop in prices, increased customer mobility, a drop in telephone minute consumption as well as customer abandonment, and as a result, ongoing harm to the results of the older players in the field: Pelephone, Partner and Cellcom. In addition, the implementation of regulation regarding the expansion of competition in the Wholesale Market increased competition in the field of internet service packages (for more on this subject, see “Internet Market Review”).

Cooperation Agreements and Hosting Agreement

The cellular companies operate within the framework of a license issued by the Ministry of Communications. The license given the companies obliges them to provide the service to their subscribers in a proper and organized manner, across the country and at a level of service no lesser than that stated in the service quality indices detailed in their licenses. As a rule, each company is required to have their own independent infrastructure, but collaborations exist between cellular companies at various passive communications sites (meaning sites featuring antennas). These are usually central sites, with a single “mast” serving as the basis for the antennas of various companies as well as collaborations on active infrastructure as detailed below. The Ministry of Communications’ current policy is to encourage various methods of sharing between networks, while making sure to protect competition between companies.

The following are the existing cooperation agreements:

a.    Partner - HOT Mobile: in April 2015 Partner and HOT Mobile announced that the Minister of Communications has approved the network sharing agreement between the companies for the active radio segment for the establishment of a partnership that would hold, develop and operate one advanced cellular network for both companies, each of which would hold one half of the rights to it.  Following the approval in question, Partner and HOT Mobile established a joint corporation (the Phi Company), which received a special license to provide cellular radio infrastructure to a mobile telephone operator. The license will be in effect for 10 years. As part of the joint agreement between Partner and HOT Mobile, HOT Mobile will receive hosting services from Partner.

b.   Cellcom – XFONE: in July 2016 the Company engaged with Marathon 018 XFONE Ltd. (hereinafter: “XFONE”), which had won 4G frequencies in the 2015 frequencies tender, in a 4th Generation network sharing agreement and 2nd and 3rd Generation network hosting services. The agreement will remain in effect for 10 years, unless extended by the parties. See also an expansion on the state of things as of the test date in the chapter on the Company and its above actions.

c.     Cellcom - Golan Telecom: in April 2017 an agreement to share 3rd and 4th Generation network and 2nd generation network hosting service came into effect between Golan and Cellcom. As noted, in August 2020 Cellcom purchased Golan Telecom and  theagreement between them has ended.

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	12

Market Review Mobile Telephone Market (Continued)

In addition, there are infrastructure hosting agreements between operators without independent infrastructure and operators with independent infrastructure (hereinafter: “Hosting Services”):

a.          Rami Levi receives hosting services from Pelephone.

b.          019 Telzar receives hosting services from Pelephone and Partner.

Mobile Telephones – Market Price Trends

Israeli mobile telephone prices are among the lowest in the world. The older companies in the industry are operating at a loss or with marginal profitability in terms of net profits, the level of investment in the industry is small, and the penetration of the LTE Fourth Generation network is among the lowest in the world.

The cellular market reform has led to a drop in prices and the low rates have compelled the companies to undergo significant streamlining. Israeli consumers have internalized number mobility. Between 2010 and 2018, average revenues per subscriber in Israel have dropped by over 50%. In 2010-2015 the Israeli ARPU dropped by an average rate of 14% per year, and since 2016 the drop has shown signs of slowing down, amounting to just 4.2% per year in 2016-2018.

The following is information on average redemptions per user in Israel compared to the OECD (NIS per month)[7]:
(*)Without Israel (for comparison prices), without the Czech Republic, Estonia, Hungary, Iceland, Ireland, Latvia, Lithuania, Luxembourg, Poland, Slovakia and Slovenia due to the lack of data.

(**)Redemption data does not include virtual operators (MVNO).

In addition, in accordance with Ministry of Communications data, Israel presents the lowest ARPU in Europe.

7 Source: ML Global Wireless Matrix 2019, BDO processing for the companies’ financial statement data.

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	13

Market Review Mobile Telephone Market (Continued)

The following is ARPU data of the primary companies operating in the Israeli mobile telephone market in 2010-2019 as well as during the first nine months of 2020 as presented in their Financial Statements (in NIS per month):

(*) Information for Q1-3 2020 includes Golan’s information.

(**) Starting Q3 2018 HOT is not a reporting corporation and its information is not public.

(***) A weighted average in accordance with the market share of each of the leading players in the market in that period.

According to the financial statements of these companies, the ARPU was calculated by dividing the monthly average of the total revenues from the cellular services, including revenues received from cellular operators making use of the network of the relevant company, by the lineup of active subscribers at the end of the period.

As the table shows, we can see that the weighted ARPU of the leading companies in the mobile telephone market has eroded gradually in recent years, with a sharp drop in 2011 due to the decrease in connectivity fees (see below) and the start of the intensive competition in the industry, drops of 10-13% per year in 2012-2015 and a drop of an additional 4-5% in 2016-2018. The total drop in ARPU from 2010 to September 30 2020 amounted to 86 NIS, an accumulated drop of 63%, at a combined annual rate of decrease of 9.5%.

The relatively moderate drop in ARPU in 2018 largely derives from the subscriber write-offs carried out by Pelephone and HOT, which increased the ARPU they displayed. In addition, 2020 saw an additional trend of an additional sharp drop in weighted ARPU, largely deriving from the negative impact of the Covid-19 crisis on revenues from roaming service sand the continued price erosion of cellular services as a result of the ongoing competition in the market.

Connectivity Fees in the Communications Market

Connectivity fees in cellular calls dropped starting January 1 2011 from 0.254 NIS to 0.634 NIS, gradually decreasing to 0.06 NIS by 2014. In text messaging, connectivity fees dropped starting January 1 2011 from 0.03 NIS to 0.0016 NIS, gradually decreasing to 0.0013 NIS by 2014. In addition, connectivity fees for terrestrial telephones dropped starting December 1 2013 from 0.035 NIS to just 0.01 NIS.

Over the course of 2016 it was publicized that the Ministry of Communications was about to hold a hearing to cancel connectivity fees between operators, both in the terrestrial market and in the cellular market. In October 2018 it was published that the Ministry of Communications would make another attempt to initiate a model of reciprocal relations between operators at zero price.

As of the valuation date, the connectivity fees have not yet been amortized.

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	14

Market Review Mobile Telephone Market (Continued)

Alongside the drop in ARPU, following the increase in competition in recent years, companies in the industry have undergone a significant increase in abandonment rates. The following graph shows the development of abandonment rates in leading companies in the industry in 2009-2019 as presented in their Financial Statements:

(*) Starting from the third quarter of 2018 HOT has not been a reporting corporation and its information has not been public, and therefore HOT’s information for 2018 is in accordance with the second quarter of 2018, standardized for the entire year. In addition, 2019 data is from publications in the economic press.

The abandonment rate in Israeli cellular networks is among the highest in the world. The abandonment rate in Israel is double the average European abandonment rate and the highest among the OECD countries. This means that mobility barriers are not significant for Israeli consumers.

CapEx

The drop in prices (reflected in the drop in ARPU) has forced the companies to undergo significant streamlining, which is also expressed by reducing investments in infrastructure. As a result, investment per subscriber decreased, amounting to 41% in 2018 relative to the level in 2008.
The following graph displays real yearly investment data per cellular subscriber in Israel (NIS per subscriber)[8]:

8 Source: ML Global Wireless Matrix 2019, the companies’ statements, BDO processing.

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	15

Market Review

Mobile Telephone Market (Continued)
Israel is one of the last countries in the world to adopt the Fourth Generation cellular infrastructure, and it Fourth Generation coverage is one of the lowest of all developed countries.

The following graph shows an international comparison of investment in cellular infrastructure per subscriber in 2018 (NIS per subscriber):
* Not including Partner and Cellcom’s investments in fiber infrastructure.

** Q12018–Q22017 was taken for TDC Mobile

As we can see, Israeli investment in infrastructure per subscriber was one of the lowest in the world relative to comparison countries with a similar ratio, Mexico, Portugal and Greece, with the average investment in infrastructure per subscriber in the OECD being twice has high as in Israel.

The following graph shows an international comparison of 4th Generation coverage[9] as of May 2019:

The above graph shows that Israel is behind in terms of 4th Generation coverage rates compared to the comparison companies (69.5% coverage only).

9 Source: OpenSignal

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	16

Market Review

Mobile Telephone Market (Continued)
The Need for Innovation – Fifth Generation

Technology used to transmit cellular data undergoes constant improvement. Experience from the past 30 years shows that on average, every 7 years a new generation is developed, which upgrades the information data transfer capacity over the cellular medium. The new technology’s development process will take a number of years. As of the start of 2020, China and South Korea were the first countries in the world with a 5th Generation network covering the entire country. The United States also has a number of cities in which the technology is active. According to estimates, Japan will start assimilation circa 2021.

Fifth Generation technology is expected to increase bandwidth by a factor or 10 or more relative to Fourth Generation networks. But beyond that, 5G is expected to lead to a significant increase in response time (a decrease in latency – the amount of time that passes between performing a certain action and receiving a response). The improved reaction time contributes to the user experience in online services in general, but is particularly critical in M2M applications – high-speed communications between machines. The Fifth Generation creates the potential for an actual revolution in app and service potential.

The following graph shows the projected global usage forecast for the various generations (2G-5G) in 2016-2025:

According to this forecast, 4G will dominate the global market in terms of deployment and use for at least 10 years. According to the forecast, in 2025 Fourth Generation and Fifth Generation will constitute 59% and 15%, respectively, of total technology used to transmit cellular data.

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	17

Market Review

Mobile Telephone Market - End Equipment
Revocation of the need for the approval of the cellular companies to import a cellular device not through an official importer, and the opening of multiple shops selling end equipment, has led to a drop in the sales of devices and of cellular end equipment sold by the cellular operators themselves. In order to reduce the damage to revenues, the cellular companies have increased the variety of equipment sold by them and also sell end equipment that is not cellular devices, such as tablets, mobile computers and accessories, as well as end equipment for other areas of activity in the communications industry, such as cable converters.

In accordance with a study published in February 2019 by the Pew Research Center, Israel is second in the world in terms of smartphone penetration, at 88%, with only South Korea passing it with a penetration rate of 95%

The following is the number of smartphone users in the world (in billions)[10], the rate of increase in 2016-2020 and the forecast for 2021:

4
3.5
3
2.5
2
1.5
1
0.5
0
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
1.06
1.31
1.57
1.86
2.5
2.7
2.9
3.2
3.5
3.8
24%
20%
18%
34%
8%
7%
10%
9%
9%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Number of smartphone users
% Change

We can see that the number of smartphone users has been increasing, and are expected to amount to 3.8 billion users in 2021.

The following graph shows the number of users of tablet computers (in billions) in 2013-2020and the forecast for 2021:

1.4
1.2
1
0.8
0.6
0.4
0.2
0
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
0.66
0.86
1
1.1
1.14
1.19
1.23
1.26
1.28
30%
16%
10%
4%
4%
3%
2%
2%
2013
2014
2015
2016
2017
2018
2019
2020
2021
Number of tablets users
% Change

We can see that the number of tablet users has been increasing in recent years, and the trend is expected to continue, reaching 1.28 billion users in 2021. At the same time, growth rates seem to be dropping.

10 Source: Statista.com.

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	18

Market Review

Mobile Telephone Market - End Equipment
The following is data on revenues from end equipment sales in the mobile sector of Israel’s leading communications companies, in 2012-2020 (millions of NIS):

1,274
1,207
896
1,001
882
703
966
1,051
930
891
836
812
729
770
764
655
688
610
643
661
653
571
701
611
547
300
172
158
131
188
207
228
1,000
-
2012
2013
2014
2015
2016
2017
2018
2019
2020(*)
Cellcom
Partner
Pelephone
HOT Mobile

(*) 2020 data was standardized for a full year in accordance with the companies’ results in the first three quarters of 2020. HOT end equipment sales data exists to the end of 2018 only.

The graph shows a return to a moderate decrease at a rate of 8%, 4% and 4% in 2017, 2018 and 2019, respectively. The decrease in 2017 is backed, among other things, by cancellation of the purchase tax, as explained below.

Revocation of Purchase Tax on Mobile Phones

In April 2017 the Minister of Finance signed an order to revoke a 15% purchase tax on mobile phones, batteries and SIM cards, but the 17% VAT set in law was not cancelled. Prior to this reform, for importing mobile phones, importers were liable for a purchase tax of 15% of the cost of the product plus shopping, as well as a 17% VAT surcharge.

Additional Trends

A trend can be identified that is expressed in the diversion of mobile phone sales from across the country to Eilat, as besides the fact that purchases taking place in Eilat are exempt from VAT, phone prices are lower due to the large amount of competition in this region.
In addition, the amount of time in which people keep a mobile phone before replacing is increasing, which has a negative impact on revenues from the sale of end equipment.

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	19

Market Review

The Internet Market
Connecting to terrestrial internet takes place in two stages: first through the internet infrastructure provider, and second through the ISP.
Israel has two nationally-deployed infrastructure providers: Bezeq (copper) and HOT (cables), and two more local providers: Partner (fiber) and IBC (fiber). The Israeli internet connectivity market includes dozens of companies with relevant licenses, but the vast majority of them have no significant market share and the market is controlled by Bezeq International (Bezeq), 012 Smile (Partner) and 013 Netvision (Cellcom).

According to Bezeq’s financial statements, it estimates that Bezeq’s market share in the field of internet infrastructure in 2019 amounted to 63%, compared to 69% in 2018. One can say that Bezeq's market share in terms of internet infrastructure has been decreasing, due to increased competition from the new competitors, Partner and Cellcom (on IBC infrastructure), which provide internet infrastructure over fiber optics and who have been accumulating more and more subscribers at the expense of older competitors Bezeq and HOT.

The internet infrastructure penetration rate in Israeli households is among the highest in western countries. However, in international terms, Israel is falling behind western countries in terms of bandwidth and the move to optic fiber.

In July 2020, the Ministry of Communications published the recommendations of a professional committee founded regarding the issue of cancelling the structural separation in the Bezeq Group and the HOT Group. Among other things, the team recommended that the Minister examine cancelling the existing separation between the infrastructure service and the ISP service.

The following is a description of the development of the number of internet subscribers in Israel in 2009-2019(thousands):[11]

CAGR = 4.0%
1,684
1,754
1,818
1,940
2,007
2,077
2,173
2,265
2,342
2,400
2,500
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

 (**) Starting from the third quarter of 2018 HOT has not been a reporting corporation and its information has not been public, and therefore the number of HOT subscribers is according to Bezeq's estimates in its 2018 statements.

The number of internet subscribers in 2019 increased by 4.2% compared to 2018. In 2016 this index increased by 2.5% compared to 2017. In 2009-2018 the yearly growth rate in the number of Israeli internet subscribers is 4%.

11Source: Bezeq’s 2018 financial statements.

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	20

Market Review

The Internet Market (Continued)
Wholesale Market Reform

In November 2014 the Minister of Communications published a resolution according to which, among other things, the obligation to lease the infrastructure of Bezeq and HOT, in stages, to the access providers, was anchored in defined rates. Among other things, the monthly payment includes a fixed payment to a line for accessibility services, and a variable payment for the scope of use (measured in megabits/second).

On February 20 2020, the Ministry of Communications ruled on an update to Wholesale Market rates. The ruling retroactively set the final rates for 2019 and 2020 and set the rate update mechanism for 2021-2022. The decision also included a mechanism for repaying the surplus payments paid by the ISPs to Bezeq in 2017-2018.

Starting 2021, in accordance with the Ministry of Communication’s announcement, the rate for the data transmission service in the Bezeq network core will amount to 6.5 NIS per megabit/second, compared to 10.2 NIS in 2020, and the fiber rate will average 75 NIS.

The following graph shows the development of the number of wholesale internet lines in Bezeq infrastructure from the start of the reform (in millions) on a quarterly basis[12]:

We can see that as of December 31 2019 the number of wholesale internet lines amounted to 592,000 internet lines. From the start of the reform to the end of 2015 a sharp increase occurred and in 2016-2017 the number of wholesale internet lines increased at a moderate pace each quarter. Since 2018 the growth rate in question decreased, and starting from the first quarter of 2019, for the first time, there was a decrease in the number of subscribers. We estimate that the primary cause of the trend reversal is that Partner and Cellcom began to sell fiber optic infrastructure in lieu of Bezeq infrastructure.

12 2019 Bezeq yearly report.

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	21

Market Review
The Internet Market (Continued)

Optic Fiber

Unlike the more common copper wire technology, optic fiber technology allows extremely large bandwidths that allows the transfer of large amounts of data. It also allows internet access at symmetrical speeds, meaning that data will downloads at the same rate as it uploads. Additional advantages of the use of fibers are lower weight, immunity to outside disturbances, and resistance to water and dampness. Expanding internet speeds beyond symmetrical access will upgrade users’ internet experience, improve the quality of content viewing and will allow the infrastructure to deal with increased future network traffic capacity demands, which are expected to emerge as a result of the increase in uses and applications demanding broadband, such as IOT (internet of things) technology.

The first companies to deploy optic fibers in Israel in 2013 were Bezeq and IBC (more below).

In January 2017 the Ministry of Communications announced that Cellcom and Partner would be able to deploy an optic fiber network on Bezeq's infrastructure according to a model and method of their choice. In light of this and in order to avoid the need to pay Bezeq for infrastructure, over the course of 2017 Cellcom and partner began deploying fiber optics at a high pace, with Bezeq, who had been at the forefront of the field, actually slowing down its pace due to its universal deployment obligation.

Today, based on the fiber outline and on the HOT-IBC transaction that will be detailed below, it seems as though three fiber networks will be deployed in Israel – by Partner, Bezeq and IBC.

Partner

Partner is considered the company to have the greatest deployment of optic fiber to date, which according to publications reaches 700,000 households. Note that Partner selects its deployment areas in a focused manner at its sole discretion in accordance with economic feasibility and is not committed to deployment percentages.

IBC

In August 2013 the State granted IBC a general license to provide communications infrastructure services (such as data communications, numeric transmission, VPN) based on fiber optics.  IBC is building high-speed internet infrastructure on fiber optics deployed on the Electric Corporation's power grid, allowing internet usage rates of up to 1000 MB under the Unlimited brand.

IBC was compelled, by its licensed, to implement gradual universal deployment over a course of 20 years. In November 2018, the Ministry of Communications approved relief in the deployment of IBC’s fiber optic network, compelling it to achieve 40% deployment only, unlike the original demand for 100% deployment.

In 2019 Cellcom invested, along with the IIF, a total of 170 million NIS in IBC. After the investment and until HOT came in, IBC was held indirectly by Cellcom (35%), the IIF (35%) and by the Israeli Electric Corporation (30%). Concurrently the company sold IBC the Cellcom’s independent fiber network in residential areas in return for 180 million NIS. In light of the transaction and the purchase of Cellcom’s infrastructure by IBC, on that date it achieved access to 300,000 households connected to an optic fiber network. After HOT came in, IBC was held indirectly by Cellcom the IIF and HOT (23.3% each of them) and by the Israeli Electric Corporation (30%).

In September 2020, the Company and IIF signed an investment agreement with HOT, according to which HOT would become an equal partner in the IBC partnership, holding 70% of IBC’s issued stock capital. The transaction was completed in February 2021 after receiving the required regulatory approvals. Bringing HOT in as a partner in IBC will lead to IBC being able to significantly increase its infrastructure deployment (1.7 million households) and at an accelerated rate. As of the assessment date, IBC reached 560,000 households.

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	22

Market Review

The Internet Market (Continued)

Bezeq

According to market estimates, Bezeq has deployed fiber optics to 60% of households but has halted their actual connection to buildings in light of the economic infeasibility of national deployment. At the same time, there has recently been a significant development, with the Ministry of Communications solving the issue using the “Fiber Optic Outline”, which was recently approved by the Government and the Knesset.

Pursuant to the reform, which came into effect on January 1 2021, Bezeq’s national deployment obligation was withdrawn and it will be required to announce where it plans to deploy within 5 months, and will complete the deployment within 6 years. A subsidization fund from the revenues of the communications companies will be established for areas it does not choose, which will operate for a decade. The areas that Bezeq will ask to avoid deploying in will be defined as “incentivization areas”, for which a fund will be established from the revenues of the communications companies (0.5%), the money of which will subsidize the deployment via tenders.

Following that, Bezeq announced that it would start planning and carrying out the deployment of the infrastructure in a number of Israeli cities immediately, and according to its forecasts, over the coming years hundreds of thousands of Israeli homes will be able to connect to the new optic fiber network.

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	23

Market Review

International Call Market
General

International call services include, among other things, direct dialing services from Israel abroad and from outside the country to Israel, dialing lines abroad, routing and transferring international calls between foreign telecom providers, call cards and more.

As of today, there are 7 communications companies active in the Israeli market that provide international telephone services – 014 Bezeq International, Cellcom Terrestrial Communications (013), 012 Smile (operating under Partner), HOT Mobile International Communications Ltd. (017), XFONE 018, Telzar 019 and Rami Levi (015). In order to operate in the international calls market, the company/operator needs to receive an International Carrier license in accordance with the Communications Law and make investments in infrastructure (the scope of investments in this market is lower than the scope of investments needed in the domestic operator or cellular markets).

The Israeli international calls market has been characterized in recent years by a drop in call minutes (incoming and outgoing), mainly due to the service packages offered by the cellular companies, which include international call minutes and in addition, the increasing use of applications that require no payment on behalf of the user (free apps), mainly use of applications like WhatsApp.

The market is competitive, sensitive to prices from the consumer's point of view, and is characterized by multiple special offers made by various operators. The price margin that existed in the past between calls abroad using a mobile versus terrestrial phone has decreased due to the drop in cellular air time prices.

In addition, the cellular companies also include unlimited overseas call packages in their packages, in these packages the customers do not make their calls through the terrestrial operator but rather use the package of minutes offered them as part of their cellular package.

The following graph displays total revenue from international call activity in the Israeli communications market (thousands of NIS) and the change occurring in 2010-2019[13]:

Revenues from international call activity in the communications market are dropping. We can see an 24.3% crop in revenues in 2019 relative to 2018. Revenues from 2013 to 2019 dropped by an accumulated 59%, with the average yearly decrease amounting to 13.7%.

13 Source: Communications' market revenues 2019

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	24

Market Review

The Television Market
After years of stagnation, in which the Israeli television market was under the near-absolute control of HOT and Yes, it has been exposed to competition, through the entry of Cellcom and Partner to this field of activity. Revenues from television services in the communications market dropped from 3.7 billion NIS in 2015 to 3.1 billion NIS in 2019, a decrease largely deriving from the increase in competition in the field of broadcasts.

The following are details of the primary competitors in the Israeli television content market:

◾   Yes – is the brand of DBS Satellite Services (1998) Ltd. which provides satellite services. In additional, Yes provides the Sting reduced-price service (for more, see below in this chapter).

◾    HOT – is the brand of HOT Telecommunication Systems Ltd. In addition, HOT operates the reduced-cost services Next TV and Rami Levi (for more, see below).

◾    Cellcom TV – Cellcom service using internet based streaming service technology, or in other words, Over the Top – OTT. This service is based on aerial reception of the 10 existing DTT channels (the Idan Plus channels) and the broadcast of additional content on the basis of the public internet network (among other things, VOD content).

◾    Partner TV – Partner's television services are provided through a converter with the Android TV operating system installed, with the channels and content broadcast over the internet. An open operation system that allows, among other things, the installation of other viewing applications.

◾    Idan Plus – Idan Plus is operated by the Second Authority for Television and Cable, and is used to distribute certain channels to the public free of charge (DTT), with the exception of the one-time cost of the converter.

◾    Streaming services/smart televisions/other digital converters and so on – these are internet-based VOD services. In January 2016 Netflix, which provides web-based VOD services, began operating in Israel. In mid-2017 Netflix launched full translation of its contents, Hebrew user interface as well as Israeli contents. Other major streaming systems have begun operating around the world recently: Apple TV+, Disney+, Amazon Prime, MBO Max and more. These are expected to be available in Israel in the near future.

Structure of Competition in the Multi-Channel Television Market and Changes Occurring Therein

The following is a description of the breakdown of the television market in Israel (% of total Israeli households) in 2010 to Q1-3 2020 based on public data and an analysis we conducted (in thousands):

31%
33%
35%
36%
37%
37%
38%
37%
34%
31.7%
32.5%
3%
5%
2%
7%
5%
9%
7.2%
9.9%
8.4%
9.4%
27%
27%
25%
26%
27%
26%
25%
23%
22%
21.3%
20.8%
42%
41%
39%
38%
36%
34%
33%
31%
30%
29.9%
28.8%
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Q1-3 2020
HOT*
Yes
Cellcom TV
Partner TV
Others**

(*) Starting from the third quarter of 2018 HOT has not been a reporting corporation and its information has not been public, and therefore HOT’s information for 2018 is in accordance with the end of Q2 of this year. Its information for 2019 and Q1-3 2020 is according to the BDO estimate.

(**) Others including Israeli households that do not have televisions or households not connected to multichannel television and which are connected to other alternatives to multichannel television (such as Netflix and Idan Plus).

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	25

Market Review

Television Market Risks (Continued)
Structure of Competition in the Multi-Channel Television Market and Changes Occurring Therein (Continued)

As we can see, as of September 30 2020, HOT is the biggest player in multichannel television services, with a 30% market share, with Yes following at 21%. Cellcom TV has 252,000 subscribers, constituting 9.4% of the market. In addition, we can see that Partner, which entered the market in 2017, reached a market share of 8.4% as of September 2020, with 224,000 households.

In addition, we can see that the total rate of households not connected to the four alternatives noted above increased in 2010-2016 from 31% to 38%. This increase began to slow down in 2015 due to the entry of Cellcom TV, and for the first time in 2017 the trend reversed in light of increased competition in the market as well as following the entrance of Partner TV. In 2018 a decrease occurred, and this rate amounted to 34%, while data up to the third quarter of 2020 indicates a continued drop in this rate, to 31%.

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	26

Market Review

Television Market Risks (Continued)
Netflix – Global

The following graph describes the development of Netflix and cable subscribers in the United States [14] (millions of customers):

NETFLIX
80
70
60
50
40
30
20
10
0
52.6
51.04
50.42
49.22
49.11
48.61
48.12*
46.7
44.6
21.41
29.17
35.67
41.4
46.97
50.85
56.71
60.2
69.9
Q1 2012
Q1 2013
Q1 2014
Q1 2015
Q1 2016
Q1 2017
Q1 2018
Q1 2019
Q1 2020
Netflix
Cable

As we can see, in the first quarter of 2017, for the first time the number of Netflix customers in the United States passed the number of cable subscribers: 50.8 million Netflix customers versus 48.6 million cable customers. This information is a bit biased, as it does not include 38 million satellite customers. As of the first quarter of 2019, the number of Netflix subscribers in the United States increased to 60.2 million customers, compared to just 46.7 million cable customers, and as of the first quarter of 2020 Netflix listed a record number of 70 million subscribers compared to 44.6 cable television subscribers.[15] The trend is clear, Netflix is growing at a rapid rate: in the first quarter of 2020 it added 9.7 million customers in the U.S. and 13.5 million customers in the rest of the world[16].

The trend in multichannel television is the opposite of Netflix’s growth trend. In the first quarter of 2019 U.S multichannel television companies lost 335,000 customers compared to the previous quarter. This trend has continued since the fourth quarter of 2012, although abandonment rates were lower. In 2017 as a whole, the three companies with the highest abandonment rate together lost 2.2 million customers.
According to press publications[17], the traditional U.S. television channels are trying to reduce their abandonment rate by launching their own limited products that include net-based activity, smaller channel packages and lower prices. Europe also has examples of reduced services by veteran companies. According to estimates by the U.S. Consumer Organization, the older companies and the new players will end up meeting at the middle, with a package consisting of a several dozen channels for $30 per month. The processes taking place in the Israeli multichannel television market are similar to those taking place around the world.

An ASCI survey from May 2017 showed that customer satisfaction with cable and internet services was low. 9% of respondents said that there was a high probability of them leaving their cable or satellite company in the coming year in favor of steaming-based viewing solutions. It also showed that the picture is even clearer with younger people, with 68% of Millennials (age 18-34) willing to abandon their television company in favor of television services of technology companies like Apple, Google or Facebook.

14 Source: Netflix,Leichtman Research Group.
15 Source: https://www.broadbandtvnews.com/2019/05/16/us-pay-tv-providers-lost-1325000-subscribers-in-1q-2019/.
16 Source: Statista
17 Source: https://www.themarker.com/technation/1.4177936.

Chapter 2 : Market Review Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	27

Chapter 3
Results of Business Activity

Chapter 3 : Results of Business Activity Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	28

Results of Business Activity

Balance Sheet
The following are the Company's balance sheets for December 31 2018-2020: Source: Cellcom’s Financial Statements for 2018-2020.

Chapter 3 : Results of Business Activity Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	29

Results of Business Activity
Balance Sheet (Continued)
Note 1 - Customers and Other Long-Term Receivables

The following is the composition of the Long-Term Trade and Other Receivables item for December 31 2018-2020 (millions of NIS):

(*) Less provision for doubtful debts.

(**) The Company purchases usage rights to communications lines for their own use and to sell to third parties.

Note 2 – Investments in Investees handled Using the Carrying Amount Method

This section is for the Company's investment in IBC, which is treated as an investment in an associated company.

Note 3 - Provisions

The provision items largely consist of:

a.      Provisions due to lawsuits;

b.    Site disassembly and restoration provisions – specific costs for removing assets and restoring the sites where the assets were located. These disassembly provisions are calculated based on the disassembly value in the current year taking into account Management’s estimates regarding possible price changes, inflation and so on and capitalized by risk-free interest; and -

c.     Provisions due to contractual liabilities and other exposures

Note 4 - Payables and Credit Balances, Including Derivatives

The following is the composition of the Payables and Credit Balances item, including derivatives for December 31 2018-2020 (millions of NIS):

The following is the economic balance sheet as of December 31 2018-2020 (millions of NIS) in accordance with the analysis we conducted:

The following are the working capital items as of December 31 2018-2020 (millions of NIS) in accordance with the analysis we conducted:

Chapter 3 : Results of Business Activity Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	30

Results of Business Activity

Segment Balance Sheet

The following is the Company's concise draft balance sheet for December 31 2020, presenting the Company’s assets and liabilities attributed to the mobile and terrestrial segments (millions of NIS):

Source: Company Management

Chapter 3 : Results of Business Activity Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	31

Results of Business Activity

Profit and Loss

The following are the Company's Statements of Operations for 2018-2020 (millions of NIS):

* In 2019 the Company began to implement International Financial Reporting Standard 16, and accordingly ceased recognizing rental expenses for structures it rented that meet the definitions of the standard, and began recognizing depreciation and financing expenses for them.
Source: Cellcom’s Financial Statements

Chapter 3 : Results of Business Activity Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	32

Chapter 4
Methodology

Chapter 4 : Methodology Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	33

Methodology

Background and Definitions	Identification of Asset the Value of Which May be Impaired
International Accounting Standard 361 (Revised) (hereinafter: “the Standard” or “IAS 36”) seeks to ensure that an entity's assets are not presented at a sum exceeding their recoverable sum. An asset is presented at a sum higher than its recoverable sum when the asset's carrying amount exceeds the sum received from the use or sale of the asset. In this case the asset has an impairment and IAS 36 requires that the entity recognize an impairment loss.
The Standard applies to all assets (besides exceptions denoted in the Standard itself) including goodwill acquired in a business combination. Goodwill acquired in a business combination represents payment made by the buyer based on expectations of future economic benefits from assets that cannot be identified separately and recognized separately.

Definitions

Carrying amount is defined as the sum the asset is recognized at after deducting all accrued depreciation (accrued amortization), and less accrued impairment losses.

A cash-generating unit is the smallest identified group of assets that generates positive cash flows, which are largely independent of positive cash flows from other assets or from other groups of assets.

Fair value is the price that would have been received from the sale of an asset or the sum that would be paid for the transfer of a liability, in an orderly transaction between market participants in the date of measurement.

Costs of disposal are incremental costs, directly attributed to the realization of an asset or cash-generating unit, with the exception of financing costs and tax expenses on income.

Value in use is the present value of the future cash flows expected to be derived from an asset or from a cash-generating unit.

The recoverable amount of an asset or cash-generating unit is its fair value less sales costs or its value in use, whichever is higher.

Timing of Impairment Test

On each balance sheet date, an entity shall study whether signs exist indicating the impairment of an asset. If any indications exist, the entity must estimate the asset’s recoverable sum. Regardless of whether there are any indications of impairment, the entity must also:

◾    Test the impairment of an intangible asset with an undefined life span or an intangible asset not yet available for use annually by comparing its value to its recoverable sum.

◾     Test the impairment of goodwill acquired in business combinations annually.

Signs Indicating Impairment

As noted, the entity shall test the indications of impairment on each balance sheet date. The standard states that as a minimum, the entity must test the following indications:

Outside Sources of Information

◾    Over the course of a period, a significant decrease occurred in the market value of the asset beyond that projected as a result of the passage of time or regular use.

◾    Material changes with a negative impact on the entity occurred over the course of the period or will occur in the near future, in the marketing, economic or legal environment in which the entity is active, or in the market for which the entity is intended.

◾     Over the course of the period, an increase occurred in market interest rates or in other yields on investments in the market, and it is likely that these costs will impact the discount rate used to calculate the value of the asset, and significantly reduce the asset's recoverable sum.

◾      The carrying amount of the entity's net assets is higher than the entity's market value (market capitalization).

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Methodology
Identification of Asset the Value of Which May be Impaired (Continued)	Measuring a Recoverable Sum

Inside Sources of Information

◾    There is available evidence of the aging or physical damage to an asset.

◾    Significant changes with a negative impact on the entity occurred during the period or are forecast to occur in the near future, at a level or in a manner in which the asset is used or is forecast to be used in the future.

◾   Available evidence exists from the internal reporting system that indicate that the asset's economic performance is, or will be, worse than projected.

The above list is not comprehensive. An entity may identify additional signs indicating a possible drop in the value of an asset.

The existence of signs of impairment will require that the entity determine the recoverable sum of the asset, or, in the case of goodwill, test for impairment.

If the recoverable sum for a single asset cannot be estimated, the entity must calculate the recoverable sum of the cash-generating unit to which the asset belongs. The cash-generating units need to be consistently identified from one period to another with the same assets or types of assets, unless some change is justified.

Goodwill

In order to test the impairment of goodwill acquired in a business combination, goodwill recognized on the acquisition date will be allocated to each of the cash-generating units or group of cash-generating units of the buyer, which are expected to benefit from the synergy involved in the combination, irrespective of whether other assets or liabilities of the acquired entity were assigned to those units or groups of units. Each unit or group of such units to which goodwill was assigned as noted above will represent the lowest level in the entity tracking goodwill for internal management purposes and shall be is no larger than an operating segment as defined in IFRS 8, before collecting similar segments.

General

The recoverable sum of an asset or cash-generating unit is its fair value less sales costs or its value in use, whichever is higher.

The standard states that it is not always necessary to determine both the fair value less costs of sale and its value in use. If one of these sums is higher than the asset's carrying amount, no impairment takes place in the value of the asset and there is no need to estimate the additional sum.

If there is no reason to believe that the value in use of an asset significantly exceeds its fair value less costs of sale, the fair value of the asset less costs of sale may serve as a recoverable sum. Often, this will be the case when the asset is intended for use. This is due to the fact that the value in use of an asset intended for realization will largely be based on net proceeds from realization, as it is reasonable that future cash flows from continued use of the asset up to its sale are negligible.

Fair Value Less Costs of Sale

The best evidence of fair value less the costs of sale of an asset is the price set in a binding sales agreement in a transaction that is not influenced by special relationships between the parties adjusted for incremental costs that can be directly attributed to the realization of the asset.

When there is no binding sales agreement, but the asset is traded on an active market, the fair value less costs of sale shall be the market price of the asset less costs of disposal.

When an asset does not have a binding sales agreement or active market, fair value will be based on the best available information in order to reflect the sum an entity could have received, on the balance sheet date, in return for realization of the asset in a transaction that is not influenced by special relationships between the parties, between a willing buyer and a willing seller, operating in a rational manner. When determining this sum, an entity takes into account the results of transactions carried out recently in similar assets in the same industry. Incremental costs that could have been directly attributed to the realization of the asset must be subtracted from fair value.

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Methodology

Measuring Recoverable Sum (Continued)
Value in Use

The following components will be reflected in the calculation of the asset's values in use:

◾      Assessing future cash flows, both positive and negative, deriving from the ongoing use of the asset and its ultimate realization.

◾      Forecasts regarding possible changes in the sum of timing of these future cash flows.

◾      The time value of money, represented by a current market rate of risk-free interest.

◾      The price for bearing uncertainty, embedded in the asset.

◾     Other factors, such as the lack of liquidity, that are reflected in the market will be valid in pricing future cash flows that the entity expects to generate from the asset.

Assessing the value in use of the asset includes the following stages:

◾     Assessing future cash flows, both positive and negative, deriving from the ongoing use of the asset and its ultimate realization.

◾     Implementation of an appropriate discount rate for these future cash flows.

When measuring the entity's value in use:

◾    The cash flow forecast will be based on reasonable and established assumptions, which represent management’s best estimates regarding the economic conditions that will exist throughout the balance of the asset’s useful life span.

◾    The cash flow forecasts will be based on the most up-to-date budgets/monetary forecasts approved by management. Forecasts based on such budgets/forecasts will cover a maximum period of 5 years, unless a longer period can be justified.

◾    The cash flow forecasts will be estimated for the period beyond the period covered by the most up-to-date budgets/forecasts, by extrapolating these forecasts using a fixed or decreasing growth rate for subsequent years. When the carrying amount of an asset does not yet include all of the negative cash flows that will be created until the asset is ready for use or for sale, estimated negative future cash flows are supposed to include an estimate of additional negative cash flows, which are expected to arise in order to prepare the asset for use or for sale.

Estimated future cash flows will not include positive estimated future cash flows expected to derive from:

◾      Future structural changes the entity is not committed to.

◾      An improvement or increase in the asset's performance level.

◾      Positive or negative cash flows from financing activities

◾      Taxes on income payments or receipts.

Future cash flows are estimated in the currency in which they are produced and are subsequently capitalized while using a discount rate suitable to that currency. Entities translate the current value according to the immediate exchange rate on the date on which the value in use was calculated.

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Methodology

Measuring Recoverable Sum (Continued)	Recognizing Impairment Loss
Discount Rate

The discount rate needs to be a pre-tax rate that reflects current market assessments of:

◾       The time value of money.

◾       The asset's specific risks, for which the estimates of future cash flows were not adjusted.

Testing Impairment of Goodwill

The impairment of goodwill will be tested by comparing the carrying amount of the unit, including the goodwill, to its recoverable sum. If the unit's recoverable amount exceeds its carrying amount, the value of the unit and goodwill allocated to the unit shall be considered undamaged. If the unit's carrying amount exceeds the unit’s recoverable sum, the entity will recognize an impairment loss.

The impairment loss must be allocated to reducing the carrying amount of the unit’s assets in the following order:

a.       First, reduce the carrying amount of any goodwill allocated to a cash-generating unit, and subsequently;

b.       To the unit's remaining assets on a relative basis on the basis of the carrying amount of each unit asset.

These amortizations of carrying amounts will be treated as impairment losses of individual assets.
In order to allocate the impairment loss in accordance with the above, an entity shall not decrease the carrying amount of an asset below the higher of the following:

◾       Its fair value less sales costs (if determinable);

◾       Its value in use (if determinable); or

◾       Zero.

The sum of the impairment loss that otherwise would have been assigned to the asset, will be assigned on a relative basis to the other assets in the unit.

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Methodology

Discount Rate
Based to International Accounting Standard 36 (IAS 36), when measuring the recoverable sum of a cash-generating unit, payment due to income tax must not be included. As a result, the discount rate used to estimate the current value of the cash flows must be calculated as the discount rate before tax.

The discount rate is calculated according to the WACC model, which is the weighted yield rate required by the capital owner, as detailed below:

WACC = Kd * (%D) + Ke * (%E)
With:
WACC   =         the weighted yield rate required by the capital owner;

Kd           =         Yield on debt, after tax;

%D        =         rate of debt from total assets;

Ke           =         yield on equity;

%E          =          rate of equity from total assets;

The rate of yield on equity is determined according to the CAPM (Capital Asset Pricing Model). According to this model, the yield on equity is derived from risk-free interest as of the date of purchase plus a market risk premium multiplied by the Company's risk level relative to the standard deviation of the market portfolio (β).

With: SCP + SRP + (Rf – Rm)*β + fR = Ke

Rf – rate of risk-free interest based on the real Israeli risk-free interest rate, for a period of 15 years, from the fair margin system.

β – the relative risk coefficient. This coefficient reflects the relative risk involved in a certain investment and is based on the level of correlation between the investment’s yield and the yield of the capital market as a whole; when this coefficient is greater than 1, the business is highly sensitive to changes in the state of the market. Meaning that in the event of a recession the industry will be more negatively impacted than other industries, and in the event of prosperity the industry will undergo a more positive impact than other industries. When this coefficient is smaller than 1, the value of the activity is less sensitive than average to changes in the market condition.

In order to calculate the β of the Company's activity, we relied on the average β of public companies active in the Israeli communications industry.
Rm-Rf – Israel’s risk premium according to Damodaran.

The Company's leverage rate – it has been assumed that the Company will finance its activity in the future using a financing structure similar to the financing structure of publicly traded companies active in the communications industry.

Kd – represents the price of the Company's long-term debt (15 years) in real terms and calculated based on the current yields of the debenture series issued by the Company, while adjusted the estimated life span.

SCP – size premium in accordance with Duff & Phelps, 2020.

SRP – a specific premium, comprised of the following two:

◾    A premium reflecting, among other things, the following risks: the major fluctuations in the Company's stock price, changes in the Israeli communications market in recent years and the excess regulation present in the communications market.

◾    A premium added based on macroeconomic considerations designed to moderate the impact of the interests present in the market as of the assessment date, which are exceptionally low.

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Methodology
Discount Rate (Continued)
The following are details of the parameters used to calculate the two segments’ capitalization rate:

As the basis of the discount rate, as detailed above, is after taxes, it must be adjusted to reflect a discount rate before taxes. For this purpose, value in use was calculated given a discount rate after tax of 7.5%. After that, the discount rate before tax needed to reach the value in use received was calculated. Based on the above, the discount rate before tax found in the mobile segment was 9.1%, and in the terrestrial segment, 9.2%

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Chapter 5
Goodwill Impairment Test – Mobile Segment

Chapter 5 : Goodwill Impairment Test – Mobile Segment Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	40

Goodwill Impairment Test – Mobile Segment

General
Timing of Impairment Test

At the request of Company management, the goodwill impairment test for the mobile segment activity in the Company's books was carried out in accordance with IAS 36 as of December 31 2020.

Identifying Cash-Generating Units

In accordance with IAS 36, for the purpose of testing impairment, the standard defines a cash-generating unit as the smallest identified group of assets that generates positive cash flows, which are largely independent of positive cash flows from other assets. For more, see “Methodology” chapter.

Company management has established that the activity of the mobile segment, is the smallest cash-generating unit to which goodwill may be assigned.

Recoverable Sum of Cash-Generating Units

In accordance with IAS 36, the recoverable sum of the cash-generating units is their fair value less sales costs or their value in use, whichever is higher. For more, see “Methodology” chapter. The value in use of the group of cash-generating unit was calculated using the revenues approach, the discounted cash flows method.

Carrying Amount of the Cash-Generating Units

In order to determine the carrying amount of the mobile cash-generating unit, we calculated the sum of the carrying amount of the cash generating unit and we added the balance of cost surpluses of the mobile activity we received from Company management, as of December 31 2020. Details and expansion on this subject will be presented in this chapter below.

General assumptions:

1.   The forecast years – represent the period from January 1 2021 to December 31 2024 as well as the representative year (hereinafter: “the Forecast Years”).

2.    Construction of projected cash flow in forecast year – we estimated the projected cash flow for the forecast year on the basis, among other things, of the Company's actual results for previous years, the Company's 2021 budget, discussions and talks with Company management, available market data, newspaper articles, internal studies carried out by BDO on the media industry, practices and experience in the industry and more.

3.     Real forecast – the cash flow in the Forecast Years is presented in real values. Therefore, the capitalization rate (WACC) is in real values.

4.    Financial data by activity – a cash flow forecast was carried out for each of the Company’s activities, with the data for each activity in past years received by Company Management. We emphasize that the financial data provided by Company management is compatible with the Company's total operating profits in its audited and reviewed Financial Statements, with adjustments to accounting reporting, but is not necessarily compatible with the accounting classifications available to users (such as classifying expenses between cost of sales and operating expense).

5.     Tax rate – the tax rate taken into account is the Israeli corporate tax rate, 23%.

6.     Capitalization rate – the real yearly capitalization rate was estimated at 7.5% after tax (9.1% before tax).

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Goodwill Impairment Test – Mobile Segment

Operating Cash Flow Forecast

Millions of NIS	2020	2021	2022	2023	2024	Representative Year
Cellular service revenues	1,739	1,904	1,954	2,068	2,115	2,216
Change %		*9.5%*	*2.6%*	*5.8%*	*2.3%*	*4.8%*
Revenues from end equipment	731	811	827	844	860	873
Change %		*10.9%*	*2.0%*	*2.0%*	*2.0%*	*1.5%*
Total Revenues	**2,470**	**2,715**	**2,781**	**2,911**	**2,976**	**3,090**
Change %		*9.9%*	*2.4%*	*4.7%*	*2.2%*	*3.8%*
Cost of sales	(1,335)	(1,439)	(1,454)	(1,477)	(1,500)	(1,518)
Gross Profit	**1,134**	**1,276**	**1,327**	**1,434**	**1,475**	**1,571**
gross profits %	*45.9%*	*47.0%*	*47.7%*	*49.3%*	*49.6%*	*50.9%*
Gross Profit	**1,134**	**1,276**	**1,327**	**1,434**	**1,475**	**1,571**
gross profits %	*45.9%*	*47.0%*	*47.7%*	*49.3%*	*49.6%*	*50.9%*
Operating expenses	(544)	(619)	(622)	(622)	(625)	(628)
of total revenues %	*22.0%*	*22.8%*	*22.4%*	*21.3%*	*21.0%*	*20.3%*
Depreciation and amortization expenses	(680)	(705)	(685)	(665)	(645)	(580)
of total revenues %	*27.5%*	*26.0%*	*24.6%*	*22.8%*	*21.7%*	*18.8%*
Operating Profit	**(89)**	**(48)**	**20**	**148**	**205**	**363**
operating profit %	*-3.7%*	*-1.8%*	*0.7%*	*5.1%*	*6.9%*	*11.8%*
EBITDA	**591**	**657**	**705**	**813**	**851**	**943**
EBITDA %	*23.9%*	*24.2%*	*25.3%*	*27.9%*	*28.6%*	*30.5%*
Total capital investments		(609)	(629)	(580)	(580)	(580)
Depreciation and amortization		705	685	665	645	580
Changes in working capital balances		(32)	(9)	(17)	(8)	(6)
Total Cash Flow Adjustments		**63**	**47**	**68**	**57**	**(6)**
Operational Cash Flow		**16**	**67**	**216**	**262**	**357**

The following is the operating cash flow forecast for the mobile sector (millions of NIS):

* There are differences between the manner in which certain revenues and costs are classified regarding their classification in the Financial Statements.

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Goodwill Impairment Test – Mobile Segment

Revenues and Gross Profits
Revenues in the mobile segment include revenues from cellular services – revenues from subscribers, from inbound and outbound roaming services, as well as from the XFONE network hosting and sharing agreement, and include revenues from the sale of end equipment.

Subscriber revenues – these revenues were estimated in accordance with the average number of subscribers and the monthly ARPU in each of the forecast years, as follows:

◾    Number of subscribers and market share – it was assumed that the total number of cellular subscribers in Israel will increase by 2% each year to 2024 and in the long term would increase by 1.5% per year, in accordance with the growth rate of the population based on long-term Central Bureau of Statistics forecasts[18]. Over the course of 2020 the Company added all Golan subscribers after the completion of the purchase transaction. Furthermore, in Q4 the Company changed its method of counting subscribers such that its lineup of active subscribers will not include the data subscribers which generate a negligible income. (Approximately 427,000 data subscribers). We estimate that after these two events, the Company’s market share amounts to 31.5%, which reflects 3,204,000 subscribers. It was assumed that the market share will decrease in coming years and settle on 30% in the long term.

◾    Monthly ARPU – in 2020, the yearly average ARPU without revenues from hosting,network sharing agreement and without  revenues from inbound roaming services, amounted to 44 NIS. The ARPU in 2020 was influenced by a number of significant events that include among other things the consolidation of Golan in part of the year (starting September 2020), the change in subscriber counting method (starting October 2020, as noted above), and the decrease in roaming services sales in light of the closed skies. The Golan consolidation decreased the Company’s weighted ARPU, both in light of Golan's lower ARPU relative to Cellcom, and in light ofinter-company cancellation of revenues from connectivity fees which generated from the network sharing agreement between the companies. This inter-company decrease also decreased the cost of cellular services at the same time. We emphasize that differently from

Company's calculation, the ARPU noted above which presented in this document does not include revenues from hosting and sharing agreements with XFONE and did not include revenues inbound roaming revenues. According to our analysis, in the fourth quarter, average ARPU amounted to 46.5 NIS. Which reflects the months after the consolidation of Golan and after the change in the subscriber counting method.

The average ARPU in 2021 is expected to amount to 46.5 NIS, in light of the continued drop in the ARPU of the packages sold, against the expected increase in roaming revenues after the skies are partially opened and the start of sale of packages including 5th Generation, which generate a higher ARPU.

It was assumed that the ARPU would increase in the forecast years and settle at 52.5 NIS in the representative year, representing a 6 NIS increase over the projected ARPU in 2021. We assume that the increase will occur in light of the following circumstances:

◾    In accordance with a forecast by the International Air Transport Association (IATA), there will be a gradual resumption in flight levels, reaching pre-Coronavirus levels in 2024. Accordingly, a gradual increase in the scope of outgoing roaming costs by 2024 was assumed.

◾    5th Generation packages, which are priced higher, are expected to be sold at increasing levels, making their impact more significant in coming years.

◾    In addition, in accordance with the network sharing and hosting agreement between XFONE and Cellcom, XFONE’s payments are expected to increase from year to year, and therefore we assume that XFONE will be forced to increase prices, otherwise they will be forced to recognize a gross loss for each subscriber added.

Inbound roaming revenues – in 2020 a sharp decrease occurred in activity in light of the skies closing. It was assumed that these revenues would increase gradually in coming years in light of the expected opening of the skies, but would level out to the multi-year trend of decrease later on in the forecast.

182017 Central Bureau of Statistics publication “Israeli Population Forecast until 2065”.

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Goodwill Impairment Test – Mobile Segment

Revenues and Gross Profits (Continued)	Operating Expenses
Revenues from network sharing and hosting agreement – these revenues represent the receipts the Company is expected to receive from XFONE due to the network sharing agreements (for 4th and 5th Generations) as well as the hosting services (for 2nd and 3rd Generations). Note that in the Company’s financial reporting, the receipts are included under Revenues. In accordance with the agreement between the parties, in the first 5 years of the agreement, a minimal payment exists that has been increasing over the years.

As described above, the Company is in a legal dispute that is in advanced stages with XFONE. In accordance with the Company’s position, as expressed in the statement of claim filed before the court, we assumed that the sharing agreement will be enforced. At the same time, and seeing as there are still a number of scenarios across the agreement period regarding the existence of the agreement, we assumed that the agreement, which began in April 2018, will be in effect for the first 5 years of the agreement and that there was only a certain probability that it will increase to the sixth year. Accordingly, we estimated the expectancy of the comprehensive proceeds from the sharing agreement starting 2024 at 57 million NIS.

In addition to this key scenario, as expressed in the impairment work, an additional analysis was carried out, which included the examination of the impact of a number of possible scenarios, including a loan granted XFONE as well as the possibility that the sharing agreement will end, including by way of insolvency or the introduction of new investors to XFONE. For each of the scenarios, weighted in accordance with the Company’s estimates regarding the likelihood of their occurrence, we calculated the expected capitalized cash flow and reached the conclusion that such an event would have a negligent impact on the value of activity, as expressed in this work, and accordingly, does not change the conclusion of the work.

End equipment revenues in the mobile sector – total revenues from the sale of end equipment in the mobile segment amounted to 691 million NIS in 2019 and in 2020 amounted to 731 million NIS, a 6% increase. The Company expects an 11% increase in this segment in the 2021 budget. These increases occurred parallel to an erosion in gross profitability. In the other forecast years, this segment was assumed to be stable.

The segment’s operating expenses largely consists of salary and associated expenses including vehicles and welfare, as well as various advertising and marketing expenses, electricity, maintenance, security, doubtful debts and so on. The expenses presented do not include leases covered by IFRS 16 and do not include depreciation and amortization.

Added to the segment’s operating expenses were Golan Telecom’s expenses starting September 2020, with the full impact of the consolidation expected in 2021.

On February 6 2020 the Company signed a collective agreement according to which 450 people will retire in a voluntary retirement plan. The Company listed reorganization expenses for the plan to the sum of 45 million NIS in the fourth quarter of 2019. Due to the streamlining steps taken by the Company over the course of the year, all of the Company’s expenses in 2020 (without depreciation and the cost of end equipment and without the expenses of Golan, which were consolidated starting from the end of August 2020), dropped by 110 million NIS relative to 2019.

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Goodwill Impairment Test – Mobile Segment

Cash Flow Adjustments	Summary
In order to achieve a cash flow that will be used to estimate the value in use of the group of cash-generating units, the operating profit before tax forecasts are required to undergo a number of adjustments, in order to assess the investment needed for those assets generating the revenues forecast. These items include non-cash items that are added to the cash flow (depreciation and amortization), capital investments needed to maintain the existing situation as well as investments in working capital.

Capital investments (CapEx)

The Company’s capital investments include, among other things, investment in the deployment and continued construction of the 4 and 5G networks. In 2020 the Company's investments in the mobile segment amounted to 339 million NIS. We shall note that the investment forecast includes both the commissions and incentives paid marketers that capitalized as an asset (from the implementation of IFRS 15) and investments in future leases (IFRS 16).

Depreciation and Amortization Expenses

Depreciation and amortization were examined relative to the scope of investments. In 2020 the depreciation is in accordance with the Company’s budget and in the remaining budget years it was assumed that depreciation would gradually settle at the total investments in the representative year.

Investments in Working Capital

The balance of the Company's working capital in the mobile segment as of December 31 2020 amounted to 326 million NIS.
It was assumed that the balance of working capital would change in the forecast year as a function of the change in revenues.

Based on the assessments detailed above, the following is the operating cash flow forecast of the base scenario of the mobile segment cash-generating unit for the forecast years (millions of NIS):

Accordingly, the value in use of the mobile segment was estimated at 3,944 million NIS.

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Goodwill Impairment Test – Mobile Segment
Sensitivity Analyses
The following table shows a sensitivity analysis of the recoverable sum relative to the cap rate after tax and the long-term growth rate (millions of NIS):

The following table shows a sensitivity analysis of the recoverable sum relative to the cap rate after tax and the monthly ARPU (in NIS) assumed in the representative year (millions of NIS):

The following table shows a sensitivity analysis of the recoverable sum relative to the cap rate after tax and the Company's market share in the representative year (millions of NIS):

Reasonably possible changes in the base assumptions mentioned above would have made the recoverable sum of the mobile sector, which has been estimated in this economic paper, to be equal to the value of the activity of the mobile sector in Cellcom’s Financial Statements.

The following calculation refers to the change of each of the parameters in the key assumptions, with the remaining parameters used in the economic work remaining unchanged:

◾          Real capitalization rate before tax of 10.8%

◾          Long-term market share of 28.07%

◾          ARPU in the representative year of 50.53 NIS.

Chapter 5 : Goodwill Impairment Test – Mobile Segment Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	46

Chapter 6
Goodwill Impairment Test – Terrestrial Segment

Chapter 6 : Goodwill Impairment Test – Terrestrial Segment Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	47

Goodwill Impairment Test – Terrestrial Segment
General
Timing of Impairment Test

At the request of Company management, the goodwill impairment test for the terrestrial segment activity in the Company's books was carried out in accordance with IAS 36 as of December 31 2020.

Identifying Cash-Generating Units

In accordance with IAS 36, for the purpose of testing impairment, the standard defines a cash-generating unit as the smallest identified group of assets that generates positive cash flows, which are largely independent of positive cash flows from other assets. For more, see “Methodology” chapter.

Company management has established that the activity of the terrestrial segment, is the smallest cash-generating unit to which goodwill may be assigned.

Recoverable Sum of Cash-Generating Units

In accordance with IAS 36, the recoverable sum of the cash-generating units is their fair value less sales costs or their value in use, whichever is higher. For more, see “Methodology” chapter. The value in use of the group of cash-generating unit was calculated using the revenues approach, the discounted cash flows method.

Carrying Amount of the Cash-Generating Units

In order to determine the carrying amount of the terrestrial cash-generating unit, we calculated the sum of the carrying amount of the cash generating unit and we added the balance of cost surpluses of the terrestrial activity we received from Company management, as of December 31 2020.  Details and expansion on this subject will be presented in this chapter below.

General assumptions:

1.   The forecast years – represent the period from January 1 2021 to December 31 2024 as well as the representative year (hereinafter: “the Forecast Years”).

2.    Construction of projected cash flow in forecast year – we estimated the projected cash flow for the forecast year on the basis, among other things, of the Company's actual results for previous years, the Company's 2021 budget, discussions and talks with Company management, available market data, newspaper articles, internal studies carried out by BDO on the media industry, practices and experience in the industry and more.

3.     Real forecast – the cash flow in the Forecast Years is presented in real values. Therefore, the capitalization rate (WACC) is in real values.

4.    Financial data by activity – a cash flow forecast was carried out for each of the Company’s activities, with the data for each activity in past years received by Company Management. We emphasize that the financial data provided by Company management is compatible with the Company's total operating profits in its audited and reviewed Financial Statements, with adjustments to accounting reporting, but is not necessarily compatible with the accounting classifications available to users (such as classifying expenses between cost of sales and operating expense).

5.     Tax rate – the tax rate taken into account is the Israeli corporate tax rate, 23%.

6.     Capitalization rate – the real yearly capitalization rate was estimated at 7.5% after tax (9.2% before tax).

Chapter 6 : Goodwill Impairment Test – Terrestrial Segment Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	48

Goodwill Impairment Test – Terrestrial Segment

Operating Cash Flow Forecast
The following is the operating cash flow forecast for the terrestrial sector (millions of NIS):

Millions of NIS	2020	2021	2022	2023	2024	Representative Year
Revenues from terrestrial segment services	1,263	1,275	1,299	1,308	1,312	1,320
Revenues from end equipment	167	287	293	299	305	310
Total Revenues	**1,430**	**1,562**	**1,592**	**1,607**	**1,617**	**1,630**
Change %		*9.2%*	*1.9%*	*0.9%*	*0.6%*	*0.8%*
Cost of sales	**(735)**	**(850)**	**(873)**	**(897)**	**(902)**	**(861)**
Gross Profit	**695**	**712**	**719**	**710**	**714**	**769**
gross profits %	*48.6%*	*45.6%*	*45.1%*	*44.2%*	*44.2%*	*47.2%*
Operating expenses	(368)	(349)	(350)	(350)	(352)	(354)
of total revenues %	*25.7%*	*22.3%*	*22.0%*	*21.8%*	*21.8%*	*21.7%*
Depreciation and amortization expenses	(261)	(273)	(266)	(258)	(250)	(225)
of total revenues %	*18.2%*	*17.5%*	*16.7%*	*16.0%*	*15.5%*	*13.8%*
Operating Profit	**63**	**90**	**102**	**101**	**112**	**190**
operating profit %	*4.6%*	*5.8%*	*6.4%*	*6.3%*	*6.9%*	*11.7%*
EBITDA	**327**	**364**	**368**	**359**	**362**	**415**
EBITDA %	*22.9%*	*23.3%*	*23.1%*	*22.4%*	*22.4%*	*25.4%*
Total capital investments		(233)	(227)	(225)	(225)	(225)
Depreciation and amortization		273	266	258	250	225
Changes in working capital balances		(1)	(0)	(0)	(0)	(0)
Total Cash Flow Adjustments		**40**	**38**	**33**	**25**	**(0)**
Operational Cash Flow		**50**	**141**	**134**	**137**	**190**

* There are differences between the manner in which certain revenues and costs are classified regarding their classification in the Financial Statements.

Chapter 6 : Goodwill Impairment Test – Terrestrial Segment Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	49

Goodwill Impairment Test – Terrestrial Segment

Revenues and Gross Profits
Television services – these revenues include the Cellcom TV service, which is provided as a separate service or as Triple packages (for instance, along with internet services – ISP and infrastructure and a home telephone line). In addition, revenues from Cellcom TV also include premium packages (additional content services), converters, Netbox, installation services and more.

In order to build a forecast of revenues from television services, we estimated the scope of subscribers in the Triple package and the scope of subscribers for television only. The revenues forecast was based on the projected average number of subscribers and the average revenue per subscriber for each channel separately. The number of television subscribers as of December 31 2020 amounted to 252,000.
The 2021 forecast is based on the Company’s budget, both in terms of the number of subscribers and in terms of the scope of revenues. It has been assumed that the number of subscribers would gradually increase to 310,000 in the long term. In addition, it was assumed that in the long term, the average revenue per subscriber in Triple activity would remain stable.

Costs of television activity largely consist of content purchasing costs and are divided between fixed and variable costs. Fixed costs were estimated on the basis of current agreements with content providers, while also taking additional content into account over the course of the forecast years. The variable costs were estimated in accordance with the Company’s budget and were predicted in accordance with the projected number of users. Television service costs were estimated for all television users, regardless of the alternatives selected by the customers for purchasing television services.

Internet services – the Company’s revenues from internet services consist, among other things, from the Company’s revenues from ISP services only, revenues from ISP and infrastructure services (as part of a bundle), as well as additional revenues such as transmission services. I order to build the forecast of revenues from internet services, we estimated the number of subscribers on each of the channels in question so that the revenues forecast was based on the projected average number of subscribers and the average revenue per subscriber for each channel separately.

As of December 31 2020, the Company has 293,000 internet infrastructure subscribers.

Since the Cellcom-IBC Agreement, Cellcom has been gradually transferring its customers to the IBC infrastructure (in lieu of the Bezeq infrastructure, the Wholesale Market), as made possible by the scope of IBC’s deployment. Moving to the IBC infrastructure has distinct advantages for Cellcom, both in the option of moving its customer to higher speeds and more advanced technology, and in terms of costs, which allows it to save Wholesale Market payments and move to payments in accordance with the agreement with IBC, which are cheaper.

As noted, in February 2021 the HOT-IBC transaction was completed, according to which HOT would become an equal partner in the IBC partnership. Bringing HOT in as a partner will lead to IBC being able to significantly increase its infrastructure deployment (1.7 households instead of 1.1 million) and at an accelerated rate.

The 2021 forecast is based on the Company’s budget, both in terms of the number of subscribers and in terms of the scope of revenues. In the remaining forecast years, stability was assumed, with a slight increase in internet and TV subscribers as detailed above. It was assumed that the number of internet subscriber would remain stable across the period, but with a significant change in mixture as descried above.

Internet costs were estimated in accordance with the projected number of subscribers and the projected average cost per subscriber, for each channel separately. Among other things, payment to Bezeq apply (primarily) for infrastructure subscribers in the Wholesale Market in accordance with the revised Wholesale Market rate, and a charge to IBC will apply in accordance with the scope of subscribers through it and in accordance with the IRU agreement with it. In light of the deployment rate and connection forecast of hundreds of thousands of households in coming years, payment is expected to increase gradually to 2030 and is expected to decrease from this point onward.

Chapter 6 : Goodwill Impairment Test – Terrestrial Segment Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	50

Goodwill Impairment Test – Terrestrial Segment

Revenues and Gross Profits (Continued)	Operating Expenses

Private and business domestic operator – the domestic operator activity in the communications market has been dropping in recent years, among other reasons due to the penetration rate of smartphones and/or tablets, the decrease in calls from terrestrial telephones and more. Based on a market analysis and talks with Company Management, these revenues are expected to continue dropping in coming years, while business domestic operator revenues are expected to grow at a moderate pace.

International call (ILD) revenues – international calls activity has been dropping in recent years, among other reasons due to the increasing use of internet-based calls from smartphones, which are replacing packages for international calls from terrestrial telephones. In accordance with the analysis we made, we assumed that this activity would continue to decrease in the short term, so that in the representative year the rate of decrease would settle at 0%.

Business sector, transmissions and others – including internet services for business customers, hosting and cloud services, data transmission services both to outside customers and to the mobile segment, as well as other revenues. The Company’s activity with business customers as well as the Company’s revenues from the sources note above have been growing in recent years. It was assumed that the Company’s business internet revenues would increase by 1%-3% across the forecast years and settle on the long-term growth rate.

End equipment revenues in the terrestrial sector – total revenues from the sale of end equipment in the terrestrial segment amounted to 265 million NIS in 2019 and in 2020 amounted to 167 million NIS, a 37% increase. In its 2021 the Company predicts a growth rate of 8% relative to 2020. In the forecast years following 2021 we assumed stability in this segment. Likewise, we assumed that the Company's gross profitability in the 2021 budget is the representative gross profitability and that it would remain stable for the duration of the forecast years.

The segment’s operating expenses largely consists of salary and associated expenses including vehicles and welfare, as well as various advertising and marketing expenses, electricity, maintenance, security, doubtful debts and so on. The expenses presented do not include leases covered by IFRS 16 and do not include depreciation and amortization.

The operational expenses were also impacted, among other things, by the voluntary retirement plan and by the streamlining steps taken by the Company over the course of 2020, as described above in the mobile segment.

Chapter 6 : Goodwill Impairment Test – Terrestrial Segment Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	51

Goodwill Impairment Test – Terrestrial Segment

Cash Flow Adjustments	Summary

In order to achieve a cash flow that will be used to estimate the value in use of the group of cash-generating units, the operating profit before tax forecasts are required to undergo a number of adjustments, in order to assess the investment needed for those assets generating the revenues forecast. These items include non-cash items that are added to the cash flow (depreciation and amortization), capital investments needed to maintain the existing situation as well as investments in working capital.

Capital investments (CapEx)

The Company’s capital investments include, among other things, equipment for customers’ homes (including converters and routers) as well as installations at the customers’ homes. Note that investments do not include the deployment of optic fiber, which is carried out by IBC. In 2020 the Company's investments in the terrestrial segment amounted to 190 million NIS. We shall note that the investment forecast includes both the commissions and incentives paid marketers that capitalized as an asset (from the implementation of IFRS 15) and investments in future leases (IFRS 16).

Depreciation and Amortization Expenses

Depreciation and amortization were examined relative to the scope of investments. In 2021 the depreciation is in accordance with the Company’s budget and in the remaining budget years it was assumed that the depreciation would gradually settle at the total investments in the representative year.

Investments in Working Capital

The balance of the Company's working capital in the terrestrial segment as of December 31 2020 amounted to 7 million NIS, as noted in Results of the Business Activity.

It was assumed that the balance of working capital would change in the forecast year as a function of the change in revenues.

Based on the assessments detailed above, the following is the operating cash flow forecast of the base scenario of the terrestrial segment cash-generating unit for the forecast years (millions of NIS):

Accordingly, the value in use of the terrestrial segment was estimated at 2,152 million NIS.

(*) As noted, the commitment to Cellcom’s IRU payments decreases starting 2031 in accordance with the increase in the number of IBC subscribers. Therefore, a lower representative payment was taken in the terminal year. In order to represent the margin in 2025-2031 we estimated surplus IRU liabilities to the sum of 125 million NIS.

Chapter 6 : Goodwill Impairment Test – Terrestrial Segment Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	52

Goodwill Impairment Test – Terrestrial Segment

Sensitivity Analyses

The following table shows a sensitivity analysis of the recoverable sum relative to the cap rate after tax and the long-term growth rate (millions of NIS):

Reasonably possible changes in the base assumptions mentioned above would have made the recoverable sum of the terrestrial sector, which has been estimated in this economic paper, to be equal to the value of the activity of the mobile sector in Cellcom’s Financial Statements.

The following calculation refers to the change of each of the parameters in the key assumptions, with the remaining parameters used in the economic work remaining unchanged:

◾          Real capitalization rate before tax of 10.72%

◾          Long-term growth rate of  -0.1%

Chapter 6 : Goodwill Impairment Test – Terrestrial Segment Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	53

Chapter 7
Examination of Need to Measure Impairment

Chapter 7 : Examination of Need to Measure Impairment Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	54

Examination of Need to Measure Impairment

Book Value	Summary
After finding the recoverable sum of the activity, we shall compare it to the Company’s carrying amount. If and only if we find that the recoverable sum of the asset is lower than its carrying amount, then the Company will have to impair the measured asset and amortize it accordingly.

In order to find the Company’s carrying amount, we examined the segment's draft balance sheet for December 31 2020. The carrying amount was comprised of the Company’s operating assets and liabilities, as well as from the balance of the Company’s goodwill attributed to the mobile segment (in millions of NIS).

The following is the carrying amount of both cash-generating units, the mobile segment and the terrestrial segment:

For more see Results of Business Activity.

Mobile Segment

Based on our work and the findings detailed in it, we have reached the conclusion that as of December 31 2020, the value in use of the mobile segment cash-generating unit is higher than its carrying amount, and therefore no recognition of impairment is needed.  The following table presents the results of the impairment test (in millions of NIS):

Terrestrial Segment

Based on our work and the findings detailed in it, we have reached the conclusion that as of December 31 2020, the value in use of the mobile segment cash-generating unit is higher than its carrying amount, and therefore no recognition of impairment is needed.  The following table presents the results of the impairment test (in millions of NIS):

Chapter 7 : Examination of Need to Measure Impairment Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	55

Examination of Need to Measure Impairment

Comparison to Previous Works
We conducted an impairment test for Cellcom for its mobile segment and terrestrial segment in accordance with IAS 36 as of June 30 2019 and December 31 2019. These tests established the following results:

June 30 2019

◾        Mobile segment – carrying amount of 2,804,000 and recoverable sum of 3,401,000 NIS.

◾        Mobile segment – carrying amount of 2,021,000 NIS and recoverable sum of 2,217,000 NIS.

Accordingly, on this date we found that there was no need to amortize the value of goodwill.

December 31 2019

◾        Terrestrial segment – carrying amount of 2,807,000 and recoverable sum of 2,998,000 NIS.

◾        Mobile segment – carrying amount of 1,760,000 NIS and recoverable sum of 2,589,000 NIS.

Accordingly, on this date we found that there was no need to amortize the value of goodwill.

The following is a summary of the primary changes occurring in assumptions between the valuation date and December 31 2019 (hereinafter: “the Previous Examination”) and the current examination as of December 31 2020:

•      The discount rate dropped from 7.75% to 7.5%.

Purchase of Golan Telecom – in the previous examination, prior to Cellcom’s purchase of Golan, the forecast included revenues from the network sharing and hosting agreement with Golan. In the current examination, after purchasing of Golan full cosolidation in Company's rasults.  The forecast includes the results of Golan’s activity as a whole – meaning revenues and expenses from its activity. In addition, the book value of the mobile segment increased in light of the company's purchase. Furthermore, in light of the transaction, a change occurred in the manner in which certain revenues from Golan were attributed from the terrestrial segment to the mobile segment (which aattributed to transmission services) in light of ended of sharing agreement with Golan.

•     Lateral changes and updates in the Company’s activities as a whole, including in the number of subscribers at the starting point and future expectations, the ARPU and the costs in each of the activities, the scope of end equipment sales and projected profitability, the scope of operating expenses as well as the scope of investments and depreciation.

Chapter 7 : Examination of Need to Measure Impairment Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	56

Chapter 8
Appendix – Required Disclosures Regulation 8b of the Securities Regulations

Chapter 8 : Appendix – Required Disclosures Regulation 8b of the Securities Regulations Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	57

Appendix – Required Disclosures Regulation 8b of the Securities Regulations
Required Disclosures Regulation 8b of the Securities Regulations
In accordance with Regulation 8b of the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter: “Regulation 8b” on the disclosure required for the valuations attached to the Financial Statements (hereinafter: “the Required Disclosure”), the following is the additional disclosure presented (beyond the disclosure detailed throughout the document):

Value of Cellcom’s activity derived from the Company's stock market value:

The following table presents the Company's market value in the six months ending December 31, 2020 (in thousands of NIS):

Market value for this period was set in accordance with the Company’s offering.

The following table shows the value of Cellcom’s activity as calculated by us in this opinion compared to the value of activity as derived from its average market value in the six months ending December 31 2020 (in millions of NIS):

(1)          Net debt and surplus assets as of December 31 2020.

As we can see, the gap between the value of the activity in this opinion, and the value of the activity derived from the market value in the six months ending December 31 2020 amounts to 867 million NIS constituting a margin of 14.2%.

We estimate that most of the fap derives from market expectations in the matter of the impact of regulation in the media industry as well as in light of our expectations regarding the nature of the structure of the industry in the future. As we detailed in Chapter 5, as we see it, the cellular market is not in equilibrium in terms of the number of competitors and the current ARPU, and therefore we predict that the level of prices in the market will increase in the future.

Chapter 8 : Appendix – Required Disclosures Regulation 8b of the Securities Regulations Goodwill Impairment Test -As of December 31, 2020 Cellcom Israel Ltd.	58

Chapter D Additional Details on the Corporation December 31, 2020

Regulation 10C: Use of the securities proceeds

On May 11, 2020, the Company published a shelf offering report for the issue and listing of debentures (Series L) and options (Series 4) of the Company, under the Company’s shelf prospectus dated August 10, 2017 (the “Shelf Offering Report”), in the framework of which the Company raised approximately NIS 201 million (gross). Section 12.5 of the Shelf Offering Report sets forth that the issue proceeds shall serve the Company for general corporate purposes, which may include inter alia financing of the Company’s current activity and investment activity, paying the Company’s obligations under the debentures that it issued, and additional financing agreements that it engaged in and distribution of dividends.

As of the report date, the Company used the full issue proceeds for purposes as described above, except for purpose of distributing dividends (for details see 4.1 to Chapter A of this Report).

Regulation 11(1) and 11(2) - List of investments in subsidiaries and related companies

The below table presents the Company’s investments in material subsidiaries and related companies, as of the date of the report on the financial situation:

Company name	Share no. on TASE	Class of share	Number of shares	Total par value held by the Company	Value in the Company’s separate financial statements (in NIS millions)	Rate of Company holdings
						in equity	in voting rights	in power to appoint directors
Cellcom Fixed Line Communications L.P.	-	-	-	-	1,412	100%	100%	100%
Golan	not traded	Ordinary of par value NIS 0.01	21,664	216.64	648	100%	100%	100%
Dynamica	not traded	Ordinary of par value NIS 1	1	1	121	100%	100%	100%

Regulation 11(3) - Remaining debentures and loans given and received by the Company to subsidiaries and related companies as of the date of the report on the financial situation

Name of loan-providing company	Name of loan-receiving company	Loan/capital notes balance as of December 31, 2020 (in NIS millions)	Main terms of the loans
The Company	Golan	374
The balance consists of: (a) a loan of NIS 124 million, half of which is index-linked and bears interest of 1.85% per annum, and half of which is unlinked and bears interest of 3.5% per annum. The loan was provided in April 2017, for a period of 10 years, and shall be repaid in 6 equal semi-annual installments starting from the eighth year of the agreement period (interest and index differentials to be accrued shall be paid starting from the sixth year). And (b) Capital notes of NIS 250 million. The capital notes are unlinked and do not bear interest, and their repayment date is not before September 2025.

Cellcom Fixed Line Communications L.P.	The Company	90
Unlinked Shekel loans that are from time to time provided according to the framework agreement between the Company and Cellcom Fixed Line Communications L.P., for periods of up to 12 months. The loans bear interest at a rate identical to the interest set forth under Section 3(j) of the Income Tax Ordinance (as it changes from time to time). The agreement includes terms for extending the loan periods and their acceleration.

Regulation 12 - Changes to investments in material subsidiaries and related companies during the report period

During the report period there were no changes in connection with the Company’s investments in material subsidiaries and/or related companies, except as set forth below:

•
On August 26, 2020, a transaction was completed for Company's acquisition of all of Golan’s outstanding share capital. For additional details see Note 7 to the Company’s consolidated financial statements as of December 31, 2020.

•
On February 11, 2021, a transaction was completed according to the investment transaction that the Group engaged in with IIF and Hot, whereby Hot became an equal partner in the IBC partnership which holds 70% of IBC’s issued share capital. After completing the transaction, the Group holds 23.3% of IBC’s share capital (compared to 33% on the date before its completion). For additional details see Section 17.2 in Chapter A of this Periodic Report and Note 32F to the Company’s consolidated financial statements as of December 31, 2020.

Regulation 13: Revenue of material subsidiaries and related companies and the Company’s revenue thereof

The table below sets forth the total profit (loss) of material subsidiaries and related companies of the Company (the profit data is the consolidated data of these companies), and the Company’s revenue thereof that was received until the date of the report on the financial situation, for 2020 and for the period after the balance sheet date (in NIS thousands):

Company name	Total profit:	Other total profit	Management fees (received until December 31, 2020)		Interest and linkage differentials (received until December 31, 2020)		Dividends[1] (received until December 31, 2020)
			For 2020	For the period after the balance sheet date	For 2020	For the period after the balance sheet date	For 2020	For the period after the balance sheet date
Cellcom Fixed Line Communications L.P.	215	215	-	-	2	-	510	-
Dynamica	7	7	1	-	-	-	25	-
Golan[2]	6	6	1	-	2	-	-	-

Regulation 20 - Trading on Stock Exchange

1.
On May 11, 2020, the Company published a shelf offering report in the framework of which 222,000 units were issued that include NIS 222,000,000 par value debentures (Series L) of the Company and 2,220,000 options (Series 4) that are exercisable into 2,220,000 ordinary shares of the Company par value NIS 0.01 each (“Ordinary Shares”). For additional details, see the Company’s current report on Form 6-K dated May 12, 2020.

2.
On December 2, 2020, the Company issued NIS 400 million par value of debentures (Series L) by way of expanding a series through a private placement. For additional details, see the Company’s current report on Form 6-K dated December 1, 2020, which is hereby included by way of reference.

3.
In 2020, 27,358 unregistered options,[3] 6,532,477 options (Series 3), and 8,644,981 options (Series 4) were exercised, and 308,787 restricted shares units vested, so that as a result of such exercises and vesting, 15,487,269 Ordinary Shares were listed that year.

1 Cellcom Fixed Line Communications L.P. is a limited partnership, and accordingly it distributes its profits to the Company.
2 Golan became a subsidiary of the Company on August 26, 2020. For details see Regulation 12 above.
3 The unregistered options were exercised through a net exercise mechanism (for details see Footnote 6 below), so that actually 1,024 Ordinary Shares of the Company were allocated in the framework of their exercise.

Regulation 21 - Compensation to interested parties and senior officers in 2020

Below are the details of the compensation given in the reporting year, as recognized in the Financial Statements of the reporting year, to each of the five most highly compensation holders among the senior officers in the Company or in companies under its control (including at least three senior officers in the Company itself), and which were given to them in connection with their tenure at the Company or companies under its control, as applicable (the amounts in NIS thousands):

Details of the compensation recipient				Compensation for services							Other compensation			Total
Name	Position	Scope of position	Rate in equity holding	Salary[4]	Grant	Share-based payment[5]	Management fees	Consulting Fees	Commission	Other	Interest	Rent	Other
Avi Gabbay(a)	CEO	100%	-	1,600		5,363	-	-	-	-	-	-	-	6,963
Liat Menahemi(b)	VP Legal Affairs and Corporate Secretary	100%	-	1,071		477	-	-	-	-	-	-	-	1,548
Orly Pascal(c)	VP Human Resources	100%	-	1,070		477	-	-	-	-	-	-	-	1,547
Teimuraz Romashvili(d)	VP Sales and International Activity	100%	-	1,020		477	-	-	-	-	-	-	-	1,497
Shlomi Fruhling(e)	Former CFO	100%	-	1,018	400		-	-	-	-	-	-	-	1,418

Below are additional details about the senior officers’ terms of service and employment that are set forth in the above table:

(a)
Mr. Avi Gabbay has been serving as the Company’s CEO since January 19, 2020, according to the employment agreement dated January 28, 2020. Mr. Gabbay’s employment agreement is for an unlimited period and may be terminated at any time by either party, with three-months prior notice during the first three years of his employment, and thereafter with six-months prior notice, according to the Company’s compensation policy. Similarly, in the framework of the agreement, provisions were set forth regarding no competition for a period of 12 months from the end of the employment period, and provisions regarding confidentiality. For his tenure as CEO of the Company, Mr. Gabbay is entitled to the following main terms: (a) A monthly salary of NIS 110,000 (linked to the Consumer Price Index); (b) customary related terms, including vacation days, sick days, officers insurance fund and education fund fund; (c) a vehicle on behalf of the Company; (d) directors and officers liability insurance, indemnification and release, as accepted with respect to the Company’s officers and directors.

4The salary component includes the following components: Gross salary, social and related contribution fees as customary with the Company (such as vacation days, sick days, convalescence fees, officers insurance fund, education fund, pension, severance pay, life insurance, incapacity to work insurance, National Insurance payments, vehicle, medical insurance, telephone, tax grossing up for the benefits etc.).
5 The amount set forth in the above table in the column “Share-based payment” expresses the costs registered in the Company’s consolidated financial statements for the relevant period due to share-based compensation, based on the fair value of the relevant option on their grant date, according to the accounting rules in connection with share-based compensation.

Similarly, according to his employment agreement, Mr. Gabbay may be entitled to an annual bonus and special bonus according to the Company’s compensation policy.

On March 5, 2020, the Company’s general meeting approved a grant of 4,153,472 (unregistered) options to Mr. Gabbay, which are exercisable into Ordinary Shares of the Company according to a net exercise mechanism under the Company’s equity compensation plan,6 in total value of approximately NIS 12 million. It is noted that according to his employment agreement, Mr. Gabbay may be granted additional grants in accordance with the Company’s equity compensation plan.

6 According to the net exercise mechanism, upon exercising, the offeree does not pay the exercise price but rather it is issued shares the number of which shall be determined according to the benefit amount which the employee is entitled to and which is derived from the number of options it exercised, multiplied by the  difference between the market price of the share upon exercise and the exercise price of the option.

(b)
Ms. Liat Menahemi has been serving as VP Legal Affairs and Corporate Secretary since March 16, 2006. For her tenure as VP Legal Affairs and Corporate Secretary, Ms. Menahemi is entitled to the following terms: (a) A monthly salary of NIS 70,000 (linked to the Consumer Price Index);[7] (b) customary related terms, including vacation days, sick days, officers insurance fund and education fund as customary in the Company; (c) a vehicle on behalf of the Company; (d) directors and officers liability insurance, indemnification and release, as accepted with respect to the Company’s officers and directors. Ms. Menahemi’s employment agreement is for an unlimited period and may be terminated by six-months prior notice. Similarly, in the framework of the agreement, provisions were set forth regarding no competition for a period of 12 months from the end of the employment period, and regarding confidentiality.

According to her employment agreement, Ms. Menahemi may be entitled to an annual bonus and special bonus according to the Company’s r compensation policy. Similarly, further to the approval of the Company’s compensation committee and board of directors, after the termination of her employment, Ms. Menahemi is entitled to an adjustment period of six months.

On June 15, 2020, further to the approval of the Company’s compensation committee and board of directors, the Company allocated 523,000 (unregistered) options to Ms. Menahemi that are exercisable into 523,000 Ordinary Shares of the Company, according to a net exercise mechanism under the Company’s equity compensation plan,8 in total value of approximately NIS 1.8 million. The options shall vest in three equal portions one year, two years, and three years after their grant date.

(c)
Ms. Orly Pascal has been serving as VP Human Resources in the Company since January 1, 2020. For her tenure as VP Human Resources, Ms. Pascal is entitled to the following terms: (a) A monthly salary of NIS 68,000 (linked to the Consumer Price Index); (b) customary related terms, including vacation days, sick days, officers insurance fund and education fund as customary in the Company; (c) a vehicle on behalf of the Company; (d) directors and officers liability insurance, indemnification and release, as accepted with respect to the Company’s officers and directors. Ms. Pascal’s employment agreement is for an unlimited period and may be terminated at any time by either party, with three-months prior notice during the first three years of her employment, and thereafter with six-months prior notice, according to the Company’s compensation policy. Similarly, in the framework of the agreement, provisions were set forth regarding no competition for a period of 12 months from the end of the employment period, and provisions regarding confidentiality. According to her employment agreement, Ms. Pascal may be entitled to an annual bonus and special bonus according to the Company’s compensation policy.

7 Starting from May 2019, the base salary of the Company’s officers was reduced by a rate of 10% for a limited period, in the framework of the terms of the collective employment agreement that was executed between the Company, the employees’ representatives, and the Histadrut, on May 1, 2019 (the “Collective Employment Agreement”). For additional details regarding the Collective Employment Agreement, see Section 14.6 in Chapter A of this Periodic Report. .
8 See Footnote 6 above.

On June 15, 2020, further to the approval of the Company’s compensation committee and board of directors, the Company allocated 523,000 (unregistered) options to Ms. Pascal that are exercisable into 523,000 Ordinary Shares of the Company, according to a net exercise mechanism under the Company’s equity compensation plan,9 in total value of approximately NIS 1.8 million. The options shall vest in three equal portions one year, two years, and three years after their grant date.
(d)
Mr. Teimuraz Romashvili has been serving as VP Sales and International Activity of the Company since November 2020 (and as VP Prepaid Activity since October 2011). For his tenure as VP Sales and International Activity, Mr. Romashvili is entitled to the following terms: (a) A monthly salary of NIS 65,000 (linked to the Consumer Price Index)[10]; (b) customary related terms, including vacation days, sick days, officers insurance fund and education fund as customary in the Company; (c) a vehicle on behalf of the Company; (d) directors and officers liability insurance, indemnification and release, as accepted with respect to the Company’s officers and directors. Mr. Romashvili’s employment agreement is for an unlimited period and may be terminated at any time by either party, with three-months prior notice during the first three years of his employment, and thereafter with six-months prior notice, according to the Company’s compensation policy. Similarly, in the framework of the agreement, provisions were set forth regarding no competition for a period of 12 months from the end of the employment period, and provisions regarding confidentiality. According to his employment agreement, Mr. Romashvili may be entitled to an annual bonus and special bonus according to the Company’s compensation policy.

On June 15, 2020, further to the approval of the Company’s compensation committee and board of directors, the Company allocated 523,000 (unregistered) options to Mr. Romashvili that are exercisable into 523,000 Ordinary Shares of the Company, according to a net exercise mechanism under the Company’s equity compensation plan,11 in total value of approximately NIS 1.8 million. The options shall vest in three equal portions one year, two years, and three years after their grant date.
(a)
Mr. Shlomi Fruhling served as the Company’s CFO from September 18, 2013, until June 30, 2020. For his tenure as CFO, Mr. Fruhling was entitled to the following terms:[12] (a) A monthly salary of NIS 78,000 (linked to the Consumer Price Index);[13] (b) customary related terms, including vacation days, sick days, officers insurance fund and education fund as customary in the Company; (c) a vehicle on behalf of the Company; (d) directors and officers liability insurance, indemnification and release, as accepted with respect to the Company’s officers and directors. Similarly, in the framework of the agreement provisions were set forth regarding no competition for a period of 12 months from the end of the employment period, and provisions regarding confidentiality.

Compensation for interested parties

The directors serving in the Company are entitled to a participation compensation payment and annual compensation of the ‘maximum amount’ for a director in a company whose shares are listed for trade on a stock exchange outside Israel, as set forth in the Companies (Rules Regarding Compensation and Costs for External Directors) Regulations, 5760-2000 (the “Compensation Regulations”), and the Companies (Easements for Companies whose Securities are Listed for Trade on a Stock Exchange outside Israel) Regulations, 5760-2000 (“Directors Salary”). Such directors are not entitled to a bonus or equity compensation.

Notwithstanding the foregoing, further to the delisting of the Company’s shares from trading on NYSE on February 8, the directors serving in the Company and those who shall serve there from time to time, shall be entitled to a participation compensation payment and annual compensation that is the “maximum amount” as determined in the Compensation Regulations according to the Company’s rating. This is subject to the fact that the directors serving in the Company as of the publication date of this Report, shall continue to receive participation compensation and annual compensation of the ‘maximum amount’ for a director in a company whose shares are listed for trade on a stock exchange outside Israel, as set forth in the Compensation Regulations, until the end of their current tenure. Meaning, the ordinary directors serving in the Company, including the independent director, shall continue to receive such compensation until the end of the following annual meeting of the Company, whereas the external directors serving in the Company shall continue to receive such compensation until March 2022.

9 See Footnote 6 above.
10 See Footnote 7 above.
11 See Footnote 3 above.
12 It is noted that after the termination of Mr. Fruhling’s tenure as the Company’s CFO, the Company approved a grant to Mr. Fruhling for his contribution to the success of Golan Telecom Ltd.’s acquisition by the Company. It is clarified that the grant was not part of the Mr. Fruhling’s compensation terms in the Company, and that there was no obligation towards Mr. Fruhling in connection with such grant.
13 See footnote 7 above.

For 2020, the Company paid all the directors compensation totaling approximately NIS 1,762,000. These compensation terms comply with the provisions of the Company’s compensation policy.

Similarly, the directors serving in the Company, as they shall be from time to time, are entitled to directors and officers liability insurance, indemnification, and release, as accepted with respect to the Company’s officers and directors, for details see Regulation 29A below.

Regulation 21A - The controlling shareholders

•
As of the report date, the controlling shareholder of the Company is DIC, a public company whose securities are traded on TASE, which holds approximately 46.1% of the Company’s issued share capital and approximately 48.2%[14] of its voting rights, through Koor Industries Ltd. (“Koor”), a fully owned subsidiary. To the best of the Company’s knowledge, until November 2017, the controlling shareholder of DIC was IDB Development Corporation Ltd. (“IDB Development”), which at the time held approximately 70% of the issued share capital and voting rights in DIC. To the best of the Company’s knowledge, all of the issued share capital and voting rights in IDB Development as foregoing were held by corporations indirectly controlled by Mr. Eduardo Elsztain.

•
It is noted that with respect to 5% of the Company’s issued share capital that is held by DIC through Koor, on January 22, 2018, after obtaining the approval of the Israeli  Ministry of Communications, a memorandum of principles was executed between DIC and the Transferee Companies (as defined below) (in this section: the “Agreement”), in the framework of which an outline was agreed, that would fulfill the Israeli holding requirement included in the Cellular License (the “Outline”). In the framework of the Outline, Koor transferred 5% of the Company’s issued share capital (the “Transferred Shares”), by way of a lending transaction, to two private companies incorporated in Israel (2.5% to each company), Wior Communications Ltd. and Blejer Communications Ltd., the purpose of which is to hold the Company’s shares, and which are fully owned by two Israeli entities (one being Mauricio Wior, who serves as an officer of the Company and at the time also as an officer of DIC; and the other is Mario Blejer, who at the time served as an officer of DIC and as an officer of IDB Development, which as of the execution date of the Agreement was a company controlled by Mr. Elsztain) (the “Transferee Companies” or “Israeli Entities”). Upon completion of the indirect transfer of control of the Company to a group of investors led by Mega Or Holdings Ltd. ("Mega Or") (as set forth below), the Israeli shareholder in the Company will be Mega Or.

14 Out of which approximately 2.1% under an agreement with other shareholders of Cellcom.

•
To the best of the Company’s knowledge, in November 2017, the transaction was completed for transferring control of DIC from IDB Development to Dolphin Netherlands BV (“Dolphin Netherlands”), through Dolphin IL Investments Ltd. (“Dolphin IL”), a company that it fully owns and that is incorporated in Israel. Until September 2020, to the best of the Company’s knowledge, Dolphin Netherlands held approximately 82.26% of the issued share capital and voting rights in DIC. To the best of the Company’s knowledge, the controlling shareholder of Dolphin Netherlands is Mr. Eduardo Elsztain, through corporations under his control.

•
On September 25, 2020, the court appointed official receivers for DIC’s shares owned by Dolphin IL, which were pledged in favor of the debenture holders of IDB Development, and which constitute approximately 70.14% of DIC’s share capital, and on October 12, 2020, an additional temporary official receiver was appointed for additional pledged shares of DIC owned by Dolphin IL which constitute approximately 12.12% of DIC’s share capital (the “Pledged Shares of DIC”). On November 20, 2020, the court approved the sale of approximately 82.26% of DIC’s shares (under a receivership procedure) to a group of investors led by Mega Or, subject to obtaining the approvals required by law. On March 15, 2021, approval was given by the Israeli Ministry of Communications for the transfer of control as aforesaid. As per the approval, upon completion of transfer of means of control in the Group, Mega Or shall hold up to 29.9% of DIC's share capital and it shall be considered a "founding shareholder" alongside Koor industries Ltd. (a wholly owned subsidiary of DIC) and as an "Israeli shareholder", as such terms are defined in the Company's Cellular License. On March 16, 2021, the Israeli Competition Authority provided its (conditioned) approval to the transaction. As per DIC's report regarding the receivers' report, the transaction shall be completed in two phases, the first of which in the coming days.

Regulation 22 - Transactions with a controlling shareholder

Below are details, to the Company’s best knowledge, about transactions with the controlling shareholder or which the controlling shareholder has a personal interest in approving, in which the Company, companies under its control, or its related companies engaged in the reporting year or on a date following the end of the reporting year and until the filing date of the report, or still being in effect as of the report date:

a.	Transactions set forth in Section 270(4) of the Companies Law, 5759-1999 (“Companies Law”):

•	For details about release, indemnity, and insurance arrangements that are granted to directors serving the Company on behalf of its controlling shareholder, see Regulation 29A below.

•
For details about the terms of office of the directors serving on behalf of the Company’s controlling shareholder, see Regulation 21 above. It is noted that Mr. Wior is even considered a controlling shareholder of the Company by virtue of holding Company shares together with its controlling shareholder, for details see Regulation 21 above.

b.	Transactions not set forth in Section 270(4) of the Companies Law that are not negligible

For details regarding transactions that are not set forth in Section 270(4) of the Companies Law with the controlling shareholder of the Company or which the controlling shareholder has a personal interest in approving, where the Company, companies under its control, or its related companies engaged in the reporting year or on a date following the end of the reporting year and until the filing date of the report, or still being in effect as of the report date, see Note 35 to the annual Financial Statements.

Regulation 24A - Registered share capital, issued share capital, and convertible securities

For details regarding the registered share capital and the issued and outstanding share capital of the Company, including regarding convertible securities, see Note 22 to the Financial Statements.

Regulation 25A - Registered address, telephone, fax, and email

The corporation’s registered address: 10 Ha-Gavish, POB 4060, Netanya.
Telephone number: 052-9989595
Fax: 09-8607986
email: liatme@cellcom.co.il

Regulation 26 - The directors of the corporation

For details regarding the directors serving in the Company as of the publication date of the report, see Annex A, attached to this Report.

Regulation 26A - Senior officers

For details regarding the Company’s senior officers that are not members of the board of directors, see Annex B, attached to this Report.

Regulation 26B - Independent authorized signatories

As of the report date, the Company has no independent authorized signatories, as such term is defined in Section 37(d) of the Securities Law.

Regulation 27 - The corporation’s auditing CPA

Kesselman & Kesselman Accountants (PWC Israel), 146 Menachem Begin Street, Tel Aviv-Yafo, 6492103.

Regulation 29 - Directors’ recommendations and resolutions

Resolutions of an extraordinary general meeting (Regulation 29(c))

•	On March 5, 2020, the Company’s general meeting approved the following resolutions:

(1)	Approval of the terms of office and employment of the Company’s CEO Mr. Avi Gabbay (for details about the terms of office and employment, see subsection (a) under Regulation 21 above).

(2)	Updating the Company’s compensation policy regarding the terms of the insurance policy for directors and officers of the Company.

•	On August 12, 2020, the Company’s general meeting approved the following resolutions:

(1)
The reappointment of the following directors who serve in the Company: Doron Cohen, Gustavo Traiber, and Aaron Kaufman for an additional term of office starting on the date their appointment is approved by the general meeting.

(2)
An update to the Company’s compensation policy so that it shall include the updates to the Company’s letters of release and indemnity as set forth in Regulation 29A below, and it shall include a provision whereby granting restricted share units to officers would be stipulated upon the Company determining measurable targets for purpose of such grant.

(3)
The renewed granting of letters of release and indemnity in identical form to the directors who from time to time serve and served in the Company on behalf of the Company’s controlling shareholder, for a period of three years, and updating the form of the letters of release and indemnity with respect to the directors to be appointed to the Company’s board of directors starting from the approval date of the general meeting as foregoing. For details see Regulation 29A below.

(4)	The reappointment of the offices of Kesselman & Kesselman Accountants, as the Company’s auditors.

Regulation 29A - Company resolutions

Release, insurance, or indemnity undertaking, for an officer, in effect on the report date (Regulation 29A(4))

a.	Directors and officers liability insurance

On February 5, 2020, after the approval of the Company’s compensation committee and board of directors, and subject to the approval of the Company’s updated compensation policy by the general meeting, which was approved on March 5, 2020, in effect from the approval date of the Company’s board of directors, the Company engaged in a liability insurance policy for the Company’s directors and officers, starting from February 5, 2020, and until February 4, 2021, which grants the Company’s directors and officers insurance coverage with a liability limit of up to a cumulative amount of USD one hundred million, plus reasonable legal costs. The annual premium is approximately USD 1.3 million. The deductible for a Company claim in the insurance policy for claims against officers is up to USD five million, depending on the cause of action and place it is submitted, and in claims against directors and offers there is no deductible. The terms of such insurance policy are identical with respect to all the Company’s officers and directors (including with respect to the Company’s CEO and with respect to directors serving therein on behalf of the Company’s controlling shareholder).

On January 27, 2021, the Company’s compensation committee approved a liability insurance policy for the Company’s directors and officers, starting from February 5, 2021, and until February 4, 2022, which grants the Company’s directors and officers an insurance coverage with a liability limit of up to a cumulative amount of USD fifty million, plus reasonable legal costs. The annual premium is approximately USD 1.387 million. The deductible for a Company claim in the insurance policy for claims against officers is up to USD five million, depending on the cause of action and place it is submitted, and in claims against directors and offers there is no deductible. The terms of such insurance policy are identical with respect to all the Company’s officers and directors (including with respect to the Company’s CEO and with respect to directors serving therein on behalf of the Company’s controlling shareholder).

b.	Obligation for directors and officers indemnity and release

The Company granted letters of release and indemnity to directors and officers who serve and served in the Company from time to time, and to officers who on behalf of the Company serve and served from time to time in other corporations in which the Company has the means of control (as such are defined in the Companies Law), directly and/or indirectly (“Other Corporation”), including to the Company’s CEO.

In the framework of the letters of indemnity and release, the Company undertook to indemnify the foregoing for any liability or expense and/or reasonable litigation costs, as set forth in the letter of indemnity, which shall be imposed thereon due to their actions, by virtue of their being officers in the Company and/or officers or employees on behalf of the Company in an Other Corporation, provided the maximum indemnity amount for financial liabilities to be imposed on the foregoing following a judgement (including a judgement given in a settlement or arbitral ruling that was approved by the court) shall not exceed (cumulatively for all the officers, in a single case and cumulatively for all cases) an amount equal to the total insurance rewards, which the Company shall receive from time to time in the framework of any liability insurance of officers in the Company, plus an amount equal to 30% of the Company’s equity according to its audited financial statements dated December 31, 2001, it being adjusted from time to time according to the increase in the Consumer Price Index rate since that day (the “Maximum Indemnity Amount”). It is clarified that the indemnity shall apply beyond the amount to be paid (if any) in the framework of the directors and officers liability insurance that the Company purchased or shall purchase from time to time.

In addition, in the framework of the letters of indemnity and release, the Company released the foregoing from any liability towards it (to the extent that this is permitted under law), with respect to any damage that it shall sustain by the foregoing, through their actions by virtue of their being officers in the Company and/or officers or employees on behalf of the Company in an Other Corporation, following a violation of the duty of care (except for damage due to a violation of the duty of care in distribution), as defined in the Companies Law.

On August 12, 2020, the Company’s general meeting, further to the approval of the Company’s compensation committee and board of directors, approved the renewed granting of letters of release and indemnity in identical form to the directors who from time to time serve and served in the Company on behalf of the Company’s controlling shareholder, for a period of three years. In this framework the form of the letters of release and indemnity that were granted to the directors on behalf of the controlling shareholder was updated, as well as those to be granted to officers from such approval date onwards, thus: (1) It was determined that the maximum indemnity amount shall not exceed an amount equal to 25% of the Company’s equity according to its latest consolidated financial statements prior to the indemnity payment date; and (2) it was determined that the release shall not apply with respect to a decision or transaction in which the Company’s controlling shareholder or any officer have a personal interest. All this without derogating from the rights of the directors and officers, who were granted the letters of release and indemnity before such approval date.

Avi Gabbay CEO	Doron Cohen Chairman of the Board of Directors

 March 17, 2021

Annex A - Details Regarding Directors of the Corporation (Under Regulation 26)

Name of director	Doron Cohen, Chairman	Mauricio Wior[15]	Gustavo Traiber	Shmuel Hauser	Varda Liberman	Eran Shenar	Aaron Kaufman	Yoram Turbowicz
ID number	056681562	017211517	011148426	053488342	05369319	029509825	015139827	055585426
Date of birth	September 27, 1960	October 23, 1956	November 3, 1961	May 13, 1955	February 1, 1948	August 17, 1972	March 3, 1970	November 1, 1958
Address for service of judicial documents	ToHa Tower, 144 Yigal Alon, Tel Aviv	10 Ha-Gavish, Netanya	39 Rupin, Tel Aviv	19 Amirim, Savion	8 Pa’amoni, Tel Aviv	78 Egoz, Neve Yarak	ToHa Tower, 144 Yigal Alon, Tel Aviv	ToHa Tower, 144 Yigal Alon, Tel Aviv
Citizenship	Israel	Israel and Argentina	Israel	Israel	Israel	Israel	Israel	Israel
Board committee memberships	Security Committee; Option Committee	Cost Analysis Committee	Audit Committee; Cost Analysis Committee; Security Committee; Risk Management Committee; Compensation Committee	Audit Committee; Cost Analysis Committee; Security Committee; Compensation Committee; Risk Management Committee;	Audit Committee; Cost Analysis Committee; Option Committee; Compensation Committee;	-	Security Committee	-

15 It is noted that starting from January 2018, further to the share lending agreement, Mr. Wior is deemed a “joint holder” together with Koor of Company shares, and therefore its controlling shareholder. For additional details, see Regulation 21A above.

Name of director	Doron Cohen, Chairman	Mauricio Wior[15]	Gustavo Traiber	Shmuel Hauser	Varda Liberman	Eran Shenar	Aaron Kaufman	Yoram Turbowicz
External director, external expert, or independent?	No	No	Independent director	External director	External director	No	No	No
Commencement of director’s term	March 23, 2020	January 29, 2017	March 28, 2019	March 29, 2019	March 29, 2019	September 14, 2020	May 12, 2020	December 2, 2020
Expertise in financial accounting or professional qualifications?	Expertise in accounting and finances	Expertise in accounting and finances	Expertise in accounting and finances	Expertise in accounting and finances	Professional qualifications	-	-	-
Education	BA in Economics and Accounting, Tel Aviv University MA in Law, Bar Ilan University	BA in Economics and Accounting, Tel Aviv University; certified in Business Administration, Tel Aviv University.	BA in Political Science and International Relations, The Hebrew University of Jerusalem; certified in Business Administration, expertise in financing, Interdisciplinary Center Herzliya.	BA in Statistics and Economics, The Hebrew University of Jerusalem; certified in Financing and Business Administration, The Hebrew University of Jerusalem; Ph.D., Temple University (Florida).	BA in Statistics and Mathematics, Tel Aviv University; certified in Mathematics, Tel Aviv University; Ph.D. in Mathematics, Tel Aviv University.	BA in Economics and Accounting, Tel Aviv University; certified in Business Administration with expertise in financing, strategy, and entrepreneurship, Tel Aviv University.	LLB in Law, Tel Aviv University	LLB in Law, The Hebrew University of Jerusalem; Certified in Law, Harvard University; Ph.D., Harvard University.

Name of director	Doron Cohen, Chairman	Mauricio Wior[15]	Gustavo Traiber	Shmuel Hauser	Varda Liberman	Eran Shenar	Aaron Kaufman	Yoram Turbowicz
Main Employment in the past 5 years
2020 - today: CEO of DIC, the indirect controlling shareholders of the Company and  Chairman of the board of Epsilon Investment House Ltd.;
2015 - today:
Founding partner of Credito Ltd.
2015 - 2019: Chairman of the board in IBC Israel Broadband Company (2013) Ltd.

2016 – 2020: Chairman and vice chairman of the board in Shufersal;
2016 - 2020: Director in Shufersal Real-Estate Ltd.;
2016 - 2020: Vice chairman of Israir Airlines & Tourism Ltd.; 2014-2020 substitute director in DIC; 2019-2020 substitute director in IDB Development Corporation Ltd.
2006 - today: Owner of Traiber Investments Ltd.; 2014 - today: Owner and CEO, Spain-Israel Investments Ltd.; 2010 - 2014: CEO and partner in Sun Team Group Ltd.
2006 - today: Vice President Ono Academic College; 1995 - today: Professor of Finance, Ben Gurion University of the Negev;
2011 - 2018: Chairman of the Israel Securities Authority; 2020 - today: Consultant for eToro.
2006 - today: CEO and Chairman of Narativ Ltd.
2011-2018:
Co-chairman of the Israel Accounting Standards Board; 2011-2018 member of the Advisory Committee to the Supervisor of Banks; 2017-today: Member of the Advisory Committee to the Capital Market Authority, Insurance and Savings;
2019-2020:
Member of the Advisory Committee of CyberRight Tech;
2020-today:
Member of the Investments Committee of the Israel Democracy Institute

1995-today: Staff member at the Arison School of Business, Interdisciplinary Center Herzliya (rank of prof.); 2016-today: Founder and Head of the MBA program in healthcare innovation, Interdisciplinary Center Herzliya; 2012-today: Head of decision-making, Arison School of Business, Interdisciplinary Center Herzliya; 1995-today: Head of Mathematics-Statistics studies, Interdisciplinary Center Herzliya; engaged in giving lectures on the topic of decision-making; provides consulting and training for organizations;.
		2015-today: Entrepreneur and owner in Best Medical Ltd. and the Multidisciplinary Center for Gastroenterology; 2010-today: Economic and business consultant	2016-today: VP and Legal Counsel at DIC; 2015-April 2020: VP and Legal Counsel at IDB Development Corporation Ltd.; April 2020-September 2020: CEO of IDB Development Corporation Ltd.
November 2020-today: Chairman of the board at DIC, Mehadrin Ltd., Elron Electronic Industry Ltd., Property & Building Corporation Ltd.;
2009-2018: Attorney in the private sector.
 2013-today:
Director at Allied Logistics Ltd.
2009-today:
Director at Allied Ltd.; 2009-today:
Director at Champion Motors Ltd.

Name of director	Doron Cohen, Chairman	Mauricio Wior[15]	Gustavo Traiber	Shmuel Hauser	Varda Liberman	Eran Shenar	Aaron Kaufman	Yoram Turbowicz
Additional corporations where he/she serves as director
Director at the following companies: Property & Building Corporation Ltd., Elron Electronic Industry Ltd., Mehadrin Ltd., Epsilon Underwriting & Issuing Ltd., ORT Braude College of Engineering (chairman of the board of trustees); Civil Service Commission (member of the appointments committee and member of the service committee); Credito Ltd.; and private companies fully owned by DIC.
	Director at the following companies: Wior Communications Ltd., Inversiones Y Representaciones Sociedad Anonima (“IRSA”), Banco Hipotecario S.A., and BH sociedad de inversion	External director of Adama Agricultural Solutions Ltd.	External director of Gazit Globe Ltd.; independent director of Alrov Properties & Lodgings Ltd.; chairman of the board at Pocketful Ltd.; Member of the board (and partner) at Quantex Expected Returns.	External director of Aquarius Engines (A.M) Ltd.	Director of the following companies: Best Medical Advance Medicine Ltd.; MBA Management and Initiatives Ltd.	Director of Epsilon Investments House Ltd., director of private companies fully owned by DIC.	Director in the following companies: Gav-Yam Land Corporation Ltd., Allied Ltd., Allied Logistics Ltd., Champion Motors Ltd., D.N.S.T Holdings Ltd., and D.N.S.H.T Ltd.

Name of director	Doron Cohen, Chairman	Mauricio Wior[15]	Gustavo Traiber	Shmuel Hauser	Varda Liberman	Eran Shenar	Aaron Kaufman	Yoram Turbowicz
Is he/she an employee of the Company, of a subsidiary, or of a company affiliated therewith, or of an interested party therein, and the roles that he/she fulfills as foregoing	CEO of DIC.	Director in IRSA; director in Banco Hipotecario S.A., a company controlled by IRSA.	No	No	No	No	VP and Legal Counsel of DIC.	No. Pursuant to the approval of the General Meeting of DIC, dated January 14, 2121, the Director provides services of the. Chairman of the Board of DIC.
Is he/she a family member of an interest party in the Company	No	No	No	No	No	No	No	No
Does the Company consider him/her an expert in accounting and finance for purpose of meeting the minimum number determined by the board of directors under Section 92(a)(12) of the Companies Law	Yes	Yes	Yes	Yes	No	No	No	No

Annex B - Details Regarding the Corporation’s Senior Officers (Under Regulation 26A)

Name of officer	Avi Gabbay	Shai Amsalem	Liat Menahemi	Orly Pascal	Nadav Amsalem	Ilan Sigal	Yaniv Koriat
ID number	59777920	025218355	22061238	025001116	027443043	038304127	038551586
Date of birth	February 22, 1967	May 29, 1973	October 23, 1966	November 30, 1972	October 6, 1974	December 7, 1975	February 12, 1976
Commencement date of term	January 19, 2020	September 13, 2020	March 16, 2006	January 1, 2020	August 1, 2017	February 1, 2021	March 15, 2020
Role in the Company	CEO	CFO	VP Legal Affairs and Corporate Secretary	VP Human Resources	VP Business Customers	VP Business Development	CTO
Position fulfilled in a subsidiary, related company or interested party of the Company	Director in the following companies: Cellcom Holdings (2001) Ltd.; Dynamica Communications Chain Store Ltd.; Mobilab Technologies Ltd; Netvision Ltd.; 013 Netvision Landline Communications Ltd.; IBC Holdings GP Ltd.; IBC Israel Broadband Company (2013) Ltd.; Golan Telecom Ltd.; Golan Telecom International Ltd.; Golan Tel Communication (2011) Ltd.	CFO of Golan Telecom Ltd.; director in the following companies: Cellcom Holdings (2001) Ltd.; CMG Management Network Ltd.; Safeway - Data Protection Solutions; IBC Holdings GP Ltd.	Director in IBC Israel Broadband Company (2013) Ltd.	-	Director in the following companies: Safeway Data Security Solutions Ltd.; Cellcom Fixed Line Communications Inc.	CEO of Golan Telecom Ltd.	Director in the following companies: CMG Management Network Ltd.; CG Management Network Ltd.

Name of officer	Avi Gabbay	Shai Amsalem	Liat Menahemi	Orly Pascal	Nadav Amsalem	Ilan Sigal	Yaniv Koriat
Is he/she a family member of a senior officer in the Company or of a different interested party in the Company	No	No	No	No	No	No	No
Education	BA in Economics, The Hebrew University of Jerusalem; certified in Business Administration, The Hebrew University of Jerusalem.	BA in Economics and Business Administration with expertise in accounting, College of Management Academic Studies. Certified in business administration with expertise in financing, College of Management Academic Studies.	LLB in Law, Haifa University; BA in English and French Languages and Literature, Haifa University.	BA in Political Science, The Hebrew University of Jerusalem; certified in business administration with expertise in organizational consulting, College of Management Academic Studies.	-	BA in Business Administration with expertise in communications and marketing, College of Management Academic Studies; certified in business administration, Ono Academic College.	B.Sc.in Electrical Engineering and Electronics, Ariel University; MBA, The Open University.

Name of officer	Avi Gabbay	Shai Amsalem	Liat Menahemi	Orly Pascal	Nadav Amsalem	Ilan Sigal	Yaniv Koriat
Employment in the last five years	January 2020-today: CEO of the Company 2014-2019: A few key roles in politics, including: Chairman of the Labor Party, Minister of Environmental Protection, and member of the Kulanu party.	September 2020-today: CFO of the Company; 2017-today: CFO of Golan Telecom Ltd. 2012-2016 - CFO of Tiv Taam Group	VP Legal Affairs and Corporate Secretary
January 2020-today:
VP Human Resources of the Company
2017-2020:
SVP for International Markets & Global staff  Functions in Teva Pharmaceutical Industries Ltd.;
2015-2017: SVP, HR Regional Lead for Israel for Global Staff Functions in Teva Pharmaceutical Industries Ltd.
July 2017-today: VP Business Customer of the Company; 2014-2017: Strategic customer department manager of the Company.
2021-today: VP Business Development and CEO of Golan Telecom Ltd.
January 2019-January 2020: VP Marketing and Business Development in Yes - D.B.S. Satellite Services (1998) Ltd.
January 2019-January 2020: VP Marketing and Business Development in Bezeq International Ltd.
2016- 2020: VP Marketing in Pelephone Communications Ltd.
2006-2010: Marketing director for the private sector and soho in Bezeq The Israel Telecommunication Corporation Ltd.
2015-2020: Director of IP and Transport Engineering of the Company.

Name of officer	Atara Litvak-Shacham	Teimuraz Romashvili	Victor Malka	Eli Adadi	Itzhak Ravid	Ronen Shlez
ID number	28813095	313974123	069478923	033141383	052761384	23077316
Date of birth	September 20, 1971	January 1, 1979	August 7, 1956	August 26, 1976	August 24, 1954	November 9, 1967
Commencement date of term	March 5, 2020	October 23, 2011	March 18, 2020	November 23, 2020	March 14, 2017	December 1, 2014
Role in the Company	VP Excellence & Innovation and Replacement VP Marketing	VP Sales and International Activity	Chief Information Officer	VP Retail	Internal auditor	Controller
Position fulfilled in a subsidiary, related company or interested party of the Company	Director in the following companies: Cellcom Holdings (2001) Ltd.; Dynamica Communications Chain Store Ltd.; Mobilab Technologies Ltd.	-	-	CEO of Dynamica Communications Chain Store Ltd. and director of Mobilab Technologies Ltd.	Internal auditor of DIC; Internal auditor of Elron Electronic Industry Ltd.
Director in the following companies:
G.B. Satellite Holdings Ltd. Barak I.T.C. (1999) - The International Telecommunications Corporation (Satellite Holdings) Ltd.; Cellcom Fixed Line Communications Inc.

Name of officer	Atara Litvak-Shacham	Teimuraz Romashvili	Victor Malka	Eli Adadi	Itzhak Ravid	Ronen Shlez
Is he/she a family member of a senior officer in the Company or of a different interested party in the Company	No	No	No	No	No	No
Education	BA in Behavioral Sciences, Ben Gurion University of the Negev; certified in business administration, The Hebrew University.	BA in Economics and Management, The Kyiv National Economic University, Ukraine.	B.Sc. Mathematics, Technion - Israel Institute of Technology; M.Sc. in Performance Analysis and Systems Analysis, Technion - Israel Institute of Technology.	BA in Business Administration, Ben Gurion University of the Negev; certified in Business Administration with expertise in marketing, Ben Gurion University of the Negev.	BA in Accounting and Economics, Tel Aviv University	BA in Accounting and Business Administration, College of Management Academic Studies.
Employment in the last five years
March 2020-today: VP Excellence & Innovation and Replacement VP Marketing in the Company;
2018 - VP Marketing of Nova Lumos Ltd.; 2015-2017: VP Marketing and Growth Engines at Partner Communications Ltd.
2011-2020: VP Pre-Paid Activity of the Company
March 2020-today: Chief Information Officer of the Company;
2019-2020: Active communications consultant; 2012-2019: Director of Information Systems Division at the Technology Division in Bezeq The Israel Telecommunication Corporation Ltd.; 2012-2017: Director of Management Systems Division at Bezeq The Israel Telecommunication Corporation Ltd.
				2011-today: CEO of Dynamica Communications Chain Store Ltd.	Managing partner at Raveh Ravid & Co., Accountants	Company Controller

Annual report regarding the effectiveness of internal control over financial reporting and disclosure pursuant to regulation 9B(a)

The Management, under the supervisions of the Board of Directors of Cellcom Israel Ltd. (hereafter: the "Company") is responsible for determining and maintaining appropriate internal control over financial reporting and of disclosure in the Company.

In this regard, the members of the Management are as follows:

1.	Avi Gabbay, CEO

2.	Shai Amsalem, CFO

The internal control over financial reporting and disclosure includes the existing controls and procedures in the Company, which were determined by the Chief Executive Officer and the senior corporate financial officer or under their supervision, or by someone who in practice carries out these functions, under the supervision of the Company‘s Board of Directors and which are intended to provide a reasonable degree of assurance regarding the reliability of financial reporting and the preparation of the reports according to the provisions of the law and to ensure that the information which the Company is required to disclose in the reports that it publishes according to the provisions of the law is gathered, processed, summarized and reported on the dates and in the format prescribed by law.

The internal control includes, among other things, controls and procedures that were determined to ensure that the information which the Company is required to disclose was accumulated and submitted to the Company‘s Management, including the Chief Executive Officer and the senior corporate financial officer or someone who in practice fulfills these functions, in order to facilitate decision making at the appropriate time, with regard to the disclosure requirements.

Due to its structural constraints, internal control over financial reporting and disclosure is not intended to provide absolute assurance that misrepresentation or the omission of information in the reports will be prevented or revealed.

The management, under the supervision of the Board of Directors, performed an examination and assessment of the internal control over financial reporting and disclosure in the Company and its effectiveness.

The assessment of the internal control over financial reporting and disclosure performed by the management, under the supervision of the Board of Directors included:

Mapping and identifying the accounts and business processes which the Company considers to be very material to the financial reporting and disclosure; Examining key controls and reviewing the effectiveness of the controls; Internal control components included control on accounting period closing processes, editing and preparation of the financial statements and disclosures, controls at the organization level, general controls on information systems and controls in business processes that were defined as very material at the company level: revenue, salaries, purchases and fixed assets.

Based on the assessment of the internal control performed by the management, under the supervision of the Board of Directors, as described above, the Board of Directors and the Management of the Company have come to the conclusion that the internal control over financial reporting and disclosure in the Company as of December 31, 2020 is effective.

Executive Statements

The statement of the CEO according to regulation 9B(d)(1)

I, Avi Gabbay state as follows:

1.	I have reviewed the annual report of Cellcom Israel Ltd. (hereinafter – the "Company") for the year 2020 (hereinafter – the "reports");

2.
Based on my knowledge, the reports do not contain any misrepresentation of a material fact or omit any representation of material fact required so that the representations included therein, in light of the circumstances under which such representations were made, are not misleading with respect to the reports period;

3.
Based on my knowledge, the financial statements and other financial information included in the reports adequately reflect in all material aspects the financial position, the results of operations and cash flows of the Company for the dates and periods to which the reports relate;

4.
I have disclosed to the Company's auditor, the Board of Directors and the Company's audit committee, based on my most recent assessment regarding the internal control over financial reporting and disclosure:

a.
All material deficiencies and weaknesses in determining or operating the internal control over financial reporting and disclosure, which could reasonably adversely affect the Company's ability to gather, process, summarize and report financial data so as to cast doubt on the reliability of financial reporting and the preparation of financial statements in accordance with law; and –

b.
Any fraud, whether or not material, that involves the CEO or anyone directly subordinated to the CEO or that involves other employees who have a significant role in internal control over financial reporting and disclosure;

5.	I, by myself or together with others in the Company, state that:

a.
I have determined such controls and procedures, or ascertained the determination and fulfillment of controls and procedures under my supervision, intended to ensure that material information relating to the Company, including its subsidiaries as defined in the Securities Law (Annual Financial Statements) – 2010, is made known to me by others in the Company and the subsidiaries, particularly during the period in which the reports are being prepared; and –

b.
I have determined such controls and procedures, or ascertained the determination and fulfillment of such controls and procedures under my supervision, intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with law, including in accordance with generally accepted accounting principles;

c.
Assessed the effectiveness of the internal control over financial reporting and disclosure, and presented in this report the conclusion of the Board of Directors and the Management with respect to the effectiveness of the internal control as aforesaid as of the date of the reports.

The foregoing does not derogate from my responsibility or the responsibility of any other person under any applicable law.

________________________

Avi Gabbay

CEO

Date: 17 March 2021

The statement of the highest ranking officer in finance according to regulation 9B(d)(2)

I, Shai Amsalem state as follows:

1.	I have reviewed the financial statements and other financial information included in the reports of Cellcom Israel Ltd. (hereinafter – the "Company") for the year 2020 (hereinafter – the "reports");

2.
Based on my knowledge, the financial statements and other financial information included in the reports do not contain any misrepresentation of a material fact or omit any representation of material fact required so that the representations included therein, in light of the circumstances under which such representations were made, are not misleading with respect to the reports period;

3.
Based on my knowledge, the financial statements and other financial information included in the reports, adequately reflect in all material aspects the financial position, the results of operations and cash flows of the Company for the dates and periods to which the reports relate;

4.
I have disclosed to the Company's auditor, the Board of Directors and the Company's audit committee, based on my most updated assessment regarding the internal control over financial reporting and disclosure:

a.
All material deficiencies and weaknesses in determining or operating the internal control over financial reporting and disclosure to the extent it relates to the financial statements and other financial information included in the reports, which could reasonably adversely affect the Company's ability to gather, process, summarize and report financial data so as to cast doubt on the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law; and –

b.
Any fraud, whether or not material, that involves the CEO or anyone directly subordinated to the CEO or that involves other employees who have a significant role in internal control over financial reporting and disclosure.

5.	I, by myself or together with others in the Company, state that:

a.
I have determined such controls and procedures, or ascertained the determination and fulfillment of controls and procedures under my supervision, intended to ensure that material information relating to the Company, including its subsidiaries as defined in the Securities Law (Annual Financial Statements) – 2010, is made known to me by others in the Company and the subsidiaries, particularly during the period in which the reports are being prepared; and –

b.
I have determined such controls and procedures, or ascertained the determination and fulfillment of such controls and procedures under my supervision, intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with law, including in accordance with generally accepted accounting principles;

c.
Assessed the effectiveness of the internal control over financial reporting and disclosure, to the extent it relates to the financial statements and other financial information included in the reports as of the date of the reports; my conclusions with respect to my assessment as aforesaid were brought before the Board of Directors and the Management and are included in this report.

The foregoing does not derogate from my responsibility or the responsibility of any other person under any applicable law.

______________________

Shai Amsalem, CFO

Date: 17 March 2021

Liabilities report of the Company by repayment date
Sections 9D and 38E to the Israeli Securities Regulations (Periodic and immediate Reports) (1970)

Report as of December 31, 2020.
Following are the liabilities of the Company by repayment date:

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the Company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	167,547	218,835	0	0	0	93,314	479,696
Second year	167,547	218,835	0	0	0	81,491	467,873
Third year	167,547	400,572	0	0	0	69,668	637,787
Fourth Year	167,547	400,572	0	0	0	53,302	621,421
Fifth year and thereafter	41,311	1,244,064	0	0	0	77,305	1,362,680
Total	711,499	2,482,878	0	0	0	375,080	3,569,457

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Company's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the Company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	100,000	0	0	0	4,955	104,955
Second year	0	50,000	0	0	0	1,265	51,265
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	150,000	0	0	0	6,220	156,220

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	37,500	0	0	0	695	38,195
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	37,500	0	0	0	695	38,195

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	167,547	356,335	0	0	0	98,264	622,846
Second year	167,547	268,835	0	0	0	82,756	519,138
Third year	167,547	400,572	0	0	0	69,668	637,787
Fourth Year	167,547	400,572	0	0	0	53,302	621,421
Fifth year and thereafter	41,311	1,244,064	0	0	0	77,305	1,362,680
Total	711,499	2,670,378	0	0	0	381,995	3,763,872

F. Off-balance credit exposure (for financial guaranties and undertakings to provide credit) - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

G. Off-balance credit exposure (for financial guaranties and undertakings to provide credit) of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are  not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	157	322	0	0	0	435	914
Second year	157	322	0	0	0	420	899
Third year	157	2,331	0	0	0	405	2,893
Fourth Year	157	2,331	0	0	0	339	2,827
Fifth year and thereafter	365	10,236	0	0	0	679	11,280
Total	993	15,542	0	0	0	2,278	18,813

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest
						payments
						(excluding	Total
	NIS	NIS				deduction of	by
	(CPI linked)	(Not linked)	Euro	USD	Other	tax)	years
First year	0	90,300	0	0	0	576	90,876
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	90,300	0	0	0	576	90,876

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands): 888,000.
(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands): 1,073,000

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: For March 17, 2021	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary